As filed with the U.S. Securities and Exchange Commission on November 2, 2021

Registration No. 333-260357

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MYNARIC AG

(Exact Name of Registrant as Specified in Its Charter)

Federal Republic of Germany (State or other jurisdiction of incorporation or organization)	4899 (Primary Standard Industrial Classification Code Number)	N/A (IRS Employer Identification Number)

Dornierstraße 19

82205 Gilching, Germany

+49 (0) 8105 79990

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

+1 (302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications

sent to agent for service, should be sent to:

Krystian M. Czerniecki Sullivan & Cromwell LLP Neue Mainzer Straße 52 60311 Frankfurt, Germany +49 (69) 4272 5200	Craig F. Arcella Sasha Rosenthal-Larrea Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 +1 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.            ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.            ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.            ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.            ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company.            ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.            ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(4)
Ordinary shares, no par value	$60,000,000	$5,562

(1)

All ordinary shares will be represented by American Depositary Shares (“ADSs”), with every ADSs representing one ordinary share. ADSs issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6.

(2)	Includes the aggregate offering price of additional ordinary shares, represented by ADSs, that the underwriters have the option to purchase.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(4)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated November 2, 2021

American Depositary Shares

Representing                  Ordinary Shares

This is the initial public offering of American depositary shares (“ADS”), representing ordinary shares of Mynaric AG, a German stock corporation. We are offering                  ADSs. Every                  ADSs will represent one ordinary share with a notional value of €1.00 per share. We have applied to list the ADSs on Nasdaq under the symbol “MYNA.”

Our ordinary shares are listed on the Frankfurt Stock Exchange under the symbol “M0Y.” On                 , 2021, the last closing price of our ordinary shares on the Frankfurt Stock Exchange was €             per ordinary share, equivalent to a price of $             per ADS, after giving effect to the Euro/U.S. dollar exchange rate of €1.00 to $             as of                 , 2021, and an ADS to share ratio of                  to                 . The initial public offering price for the ADSs will be determined through discussions between us and the representatives of the underwriters and will be based in large part on the closing price of our ordinary shares on the Frankfurt Stock Exchange.

Bulent Altan, our Chief Executive Officer and a member of our management board, has indicated an interest in purchasing an aggregate of up to $75 thousand of ADSs in this offering at the initial public offering price.

We are both an “emerging growth company” and a “foreign private issuer” as defined under applicable U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company” and “Prospectus Summary—Implications of Being a Foreign Private Issuer.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 20.

PRICE $             PER ADS

	Per ADS	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Mynaric AG before expenses	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters have the option to purchase up to an additional              ADSs from us at the initial public offering price, less the underwriting discount, until the date that is 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about                  , 2021.

Credit Suisse	Jefferies

Canaccord Genuity

Beech Hill Securities

                , 2021

# A CONNECTED FUTURE BUILT TODAY.

Broadband constellations
Laser Communication
(one to one)
Data
processing
Earth
observation
Data
relay
Aviation
Intelligence
Emergency
Radio Frequency
(one to many)
4G/5G
Cellular
backhaul
Automotive
Government
Infrastructure
Consumers
Maritime

## SATELLITE APPLICATIONS

Optical inter-satellite links support upcoming satellite constellations for communication and Earth observation purposes with high-speed, power-efficient, real-time and spectrum-free communication.

## AIRBORNE APPLICATIONS

Laser communication brings secure, stealth and broadband communication to aerial vehicles tasked with intelligence, surveillance and reconnaissance missions and more.

# PRODUCTS INDUSTRIALIZED.

## CONDOR

The CONDOR product line of optical communication terminals for satellites in low Earth orbit are capable of establishing reliable broadband and secure links for inter-plane and intra-plane scenarios. They have been built from ground up to be suitable for serial manufacturing, rapid satellite integration and mass deployment as part of satellite constellations.

**CONDOR Mk2**
on a link testbed

**CONDOR Mk3**
exhibition model
at a conference

## HAWK

The HAWK product line features optical communications terminal for air operations. It brings secure real-time communication to airborne platforms and is built to compensate for aircraft vibration, motion and atmospheric effects.

**HAWK MK1**
integrated on aircraft

# BUILD, SHIP, DEPLOY.
# REPEAT.

High-performance glass domes getting prepared for the serial production of HAWK Mk1 terminals

HAWK Mk1 terminal is packaged ahead of delivery to a customer

HAWK Mk1 integrated in an aircraft ready for operations

LASER
COMMUNICATION
MADE
SCALABLE.
From vision – to reality: **the industrial age of laser communication is here** and we have prepared tirelessly for this very moment. As one of the world's first manufacturers, Mynaric entered serial production of optical communication terminals for networked applications in air and space. We are set to enable even the most ambitious deployment schedules of our customers. The goal: **eliminating the barriers of connectivity.**
LEARN MORE
mynaric.com
mynaric

For investors outside the United States of America (“United States” or “U.S.”): Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside the United States.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared, and neither we nor the underwriters take responsibility for, nor provide any assurance as to, the reliability of, any other information others may give you. We and the underwriters are not making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

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ABOUT THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Mynaric,” the “Company,” “we,” “our,” “ours,” “ourselves,” “us” or similar terms refer to Mynaric AG together with its subsidiaries.

Under the rules of the U.S. Securities and Exchange Commission (“SEC”), Mynaric AG is currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended.

The terms “dollar,” “USD” or “$” refer to U.S. dollars, and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated, the individual financial statements and related notes included in this prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, our results of operations and financial condition as reflected by our IFRS financial statements that are included in this prospectus may differ substantially from the results of operations and financial condition that would be reflected by financial statements prepared in accordance with U.S. GAAP. We have not prepared a reconciliation of our financial information to U.S. GAAP or a summary of significant accounting differences between IFRS and U.S. GAAP, nor have we otherwise reviewed the impact the application of U.S. GAAP would have on our financial reporting. Financial information is presented in this document in Euros. For the convenience of the reader, we have translated some financial information into U.S. dollars. Unless otherwise indicated, these translations were made based on the Euro/U.S. dollar exchange rate published by the European Central Bank on                 , 2021, which was €1.00 to $                .

Financial information in thousands or millions, and percentage figures in this prospectus, have been rounded. Rounded total and sub-total figures in tables in this prospectus may differ marginally from unrounded figures indicated elsewhere in this prospectus or in the financial statements. Moreover, rounded individual figures and percentages may not produce the exact arithmetic totals and sub-totals indicated elsewhere in this prospectus.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including, but not limited to, Air Force Magazine, ArkInvest, Breaking Defense, C4ISRNet, Congressional Research Service, Grand View Research, MarketsandMarkets, National Defense Magazine, ResearchandMarkets, Space News, the U.S. Air Force, the German Aerospace Center, and the Stockholm International Peace Research Institute.

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in our forecasts or estimates or those of independent third parties. While we believe our internal estimates, surveys, and research are reliable, they have not been verified by any independent source.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

FREQUENTLY USED TERMS

In this prospectus:

“CJADC2” refers to Combined Joint All Domain Command and Control architecture.

“Coarse pointing assembly” refers to a two axis gimballed mirror for independent steering of optical communication terminals. It is a device that is mounted on a terminal telescope and allows the terminal to operate without constraining the satellite attitude. It is used in inter-satellite links in high- and low-earth orbits.

“DARPA” refers to the U.S. Defense Advanced Research Projects Agency.

“DLR” refers to the German Aerospace Center (Deutsches Zentrum für Luft- und Raumfahrt e.V.).

“Free space optic communication” is the wireless transmission of data via a modulated optical beam directed through free space, without fiber optics or other optical systems guiding the light.

“Inter-plane” refers to the communication between satellites in different orbital planes occurring through inter-plane inter-satellite lines.

“Intra-plane” refers to the communication between satellites in the same orbital plane occurring through intra-plane inter-satellite lines.

“LEO” refers to low Earth orbit, which is an orbit around Earth with an altitude above Earth’s surface from 160 kilometers to 2,000 kilometers.

“MEO” refers to medium Earth orbit, which is an orbit around Earth with a distance of 2,000 kilometers to 35,786 kilometers.

“Mesh Network” means a type of wireless network topology, where each network node participates in the distribution of data across the network by relaying data to other nodes that are in range. A mesh network has no centralized access points but uses wireless nodes to create a virtual wireless backbone. Mesh network nodes typically establish network links with neighboring nodes, enabling user traffic to be sent through the network by hopping between nodes on many different paths. At least some nodes must be connected to a core network for backhaul.

“NDSA” refers to the SDA’s National Defense Space Architecture.

“OISLs” refers to optical-intersatellite links, which are wireless communication links using optical signals to interconnect satellites.

“Quantum key distribution” refers to a technique that enables secure communications between devices using a cryptographic protocol that is partly based on quantum mechanics.

“RF” refers to radio frequency, which is a measurement representing the oscillation rate of electromagnetic radiation spectrum, or electromagnetic radio waves, from frequencies ranging from 300 gigahertz (GHz) to as low as 9 kilohertz (kHz).

“SDA” refers to the U.S. Space Development Agency.

“UAVs” refers to unmanned aerial vehicles.

PROSPECTUS SUMMARY

This summary highlights information contained in more detail elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our historical audited consolidated financial statements, including the notes thereto, included elsewhere in this prospectus, before deciding to invest in the ADSs.

Mynaric

Overview

We believe we are a leading developer and manufacturer (in terms of production capacity) of advanced laser communication technology for aerospace communications networks in government and commercial markets. Laser communication networks provide connectivity from the sky, allowing for high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, airborne- and space-based applications. Our technology and products are designed to provide the backbone for connectivity to link satellites, high-altitude platforms, unmanned aerial vehicles, aircraft and the ground with secure wireless data transmission. We aim to industrialize laser communication by focusing on standardization and cost-efficiency. We believe that we are one of the first companies to develop laser communication technology at commercially attractive price points for use in both government and commercial markets. By leveraging our strong technical expertise and early mover advantage, we aim to become the go-to supplier for the “internet above the clouds.”

Laser communication offers significant technical and operational advantages for wireless data transmission compared to other wireless communication systems, which mostly use radio frequency (“RF”) technologies to transmit information. RF-based communication is generally characterized by lower bandwidth, significant license requirements and a wide beam divergence, which makes it much more susceptible to interception. Laser communication, on the other hand, benefits from its higher bandwidth capacity, lower latency, improved security, lower power requirements and a license-free spectrum. Laser communication has achieved world record transmission rates of 13.16 terabits per second (according to the German Aerospace Center, “DLR”), as compared to RF’s maximum transmission rate of 36 gigabits per second (according to the Facebook Connectivity Lab). Current demand for laser communication is predominantly driven by government applications in defense, surveillance, intelligence and border control, which seek to leverage the superior capabilities of laser communication. With its significant advantages and wide range of applications, laser communication is highly attractive for the development of next-generation communication networks, in particular for space and airborne applications.

We were founded in 2009 by former scientists of the DLR and have invested in developing and optimizing our laser communication technology, which we are now commercializing. We have developed pre-serial product versions of our flagship CONDOR inter-satellite link terminal and our HAWK airborne terminal, and are currently ramping up serial production to enable customers to deploy our technology at scale. We believe that we are one of a few companies offering a commercially viable laser communication terminal solution combining light weight, robustness, high data rate and high power efficiency at attractive prices. In 2020, we were awarded two contracts by Telesat and another customer for our CONDOR terminals in connection with two U.S. governmental programs launched by the Defense Advanced Research Projects Agency (“DARPA”) and the Space Development Agency (“SDA”), respectively. Most recently, on October 31, 2021, we entered into a strategic agreement with Northrop Grumman International Trading, Inc. (“NG”) pursuant to which we will serve as a strategic supplier to NG and will exclusively develop and sell to NG jointly developed laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. We may also collaborate on the development of laser communications for aerospace and defense applications outside the space sector. Under the agreement, NG will provide us over the next five years with the opportunity to sell and provide products and/or related services to NG in the aggregate amount of $35 million. With respect to our HAWK terminals, we received an order from a major U.S. aerospace and defense company, which allows us to introduce our HAWK terminals to the U.S. government market. We believe that these contracts offer significant potential to scale the number of terminals we may provide for these government programs and allow us to gain early access to additional prospective customers. We also believe that the introduction of laser communication technology at commercially attractive price points has the potential to create a significant market for laser communication for years to come.

We aim to industrialize laser communication by focusing on developing standardized and modularized products suitable for a wide array of customers and applications. We have benefited from advancing on the learning curve with the development of the pre-serial product versions of our CONDOR and HAWK terminals, as we continuously seek to decrease the costs of deploying laser communication. By moving from singular prototype production to pre-serial production levels, we have already reduced our material costs per unit by around 80%. We are currently ramping up serial production and we expect to be able to increase production output from eleven terminals in 2020 to 50 terminals in 2021 and target a per year production rate of up to 2,000 units going forward. While the majority of our terminals produced in 2020 were used for internal and external test and demonstration campaigns, most of the units produced in 2021 are intended for customer delivery. We expect to continue to incur significant expenses related to the ramp-up of serial production, the further development of our technology and products as well as the expansion of our sales and marketing activities. We intend to use the net proceeds from this offering and, to the extent required, proceeds from future financings, to cover these expenses.

We are in the early phases of serial production and have only recently begun to monetize our technology. Our revenue amounted to €1,349 thousand for the six month period ended June 30, 2021 and €679 thousand for 2020. Our operating loss (EBIT) amounted to €16,240 thousand in the six month period ended June 30, 2021 and we reported a net loss of €16,077 thousand for the same period. In 2020, operating loss (EBIT) amounted to €19,257 thousand and we reported a net loss of €19,770 thousand. We manage our business based on our two operating segments, which are also our reportable segments in accordance with IFRS 8. Our two reportable segments include our Space segment, which currently comprises our flagship CONDOR terminal, and our Air segment, which currently comprises our flagship HAWK terminal. Our measure of segment profitability for each reportable segment is operating profit / (loss) (EBIT). We are headquartered in Gilching, near Munich, Germany, with additional offices in Los Angeles and the Washington D.C. area, and had 200 full-time equivalent employees (“FTE”) as of March 31, 2021.

Our Market Opportunity

Globally, the need for fast, secure and ubiquitous network connectivity is growing, as existing network technologies are reaching their limits. Existing data networks, like the internet, are largely based on terrestrial infrastructure such as fiber optic networks, which provide for excellent connectivity in urban, densely populated areas but cannot be expanded infinitely, resulting in rural and remote areas often lacking reliable or secure terrestrial infrastructure access. Current alternative connectivity solutions, such as RF-based network connectivity provided by satellites in geostationary orbit, are expensive and characterized by low bandwidth and high latency connectivity, as well as limited security from hacking and spoofing. Even where broadband connectivity is available, existing network technologies are reaching their capacity limits. Over the past decade, internet traffic has grown significantly and this growth is expected to continue, driven largely by the increase in mobile internet usage and the internet of things (“IoT”), which are to be supported by high speed, high bandwidth networks.

The increased market demand for internet connectivity requires network operators to look beyond existing communication infrastructure, with a particular focus on aerospace communication networks. Aerospace communication networks will consist of a large number of interconnected network nodes established by various platforms in air and space (such as satellites, high-altitude platforms, unmanned aerial vehicles and aircraft). We believe that laser communication will play a key role in connecting these platforms, as it offers significant advantages over traditional wireless communication systems, such as higher bandwidth capacity, low latency, improved security, lower power requirements and license-free spectrum.

Over the past decade, the laser communication market has started to take shape, driven by rapid technological developments in the space industry, particularly the advent of smaller, lower-cost satellites enabling large-scale deployment. These developments have led to greater accessibility for companies and governments to new space-based applications. While government remains a critical driver for further expansion of global space activities, a number of well-funded technology companies, such as Elon Musk’s SpaceX, have developed formidable commercial space capabilities. At the same time, as private sector space capabilities increase, governments have begun to realize the value of the private commercial space industry and have become increasingly supportive and reliant on private companies to catalyze innovation and advance national space objectives. The combination of increased access to capital, economies of scale, and open innovation models has driven rapid growth in the commercial space market in recent years. We believe that the global space industry is at an inflection point today, transitioning from a phase of discovery to phases of deployment and commercialization. We consider these developments in the broader space economy as crucial for the market for our industrialized laser communication equipment to take shape and fully materialize.

Current demand for laser communication is predominantly driven by both government organizations and commercial players seeking to establish aerospace communication networks in low Earth orbit (“LEO”). The U.S. government has been the strongest proponent to date of aerospace network capabilities and has made the development of government space architectures using large-scale LEO constellations a priority. As privacy and security of military communication is a critical requirement for defense communications, governments seek to leverage the superior capabilities of laser communication to enable secure and stealth data exchange, battlefield connectivity, intelligence, surveillance and reconnaissance (“ISR”) data distribution and teamed systems of systems. In the future, such government space architectures are expected to move to multi-orbit “proliferated” constellations (i.e., large constellations of small satellites), particularly those based in LEO.

Just as the internet was initially developed as a defense communication network before evolving to diversified, commercial applications, we believe aerospace communication networks will serve not just government but also industry and consumer needs over the medium-term, presenting a significant market opportunity. We believe that we are currently in the early phase of a multi-decade rollout of laser communication capabilities in aerospace communication networks, which will lead to more widespread use across commercial applications such as broadband satellite, data relay, Earth observation and in-orbit data processing services. As a result, we believe that the initial deployment of our products in the government market provides a foundation for our presence in the commercial market, and believe that validation from our government customers will help position our products for future large-scale deployment.

Our Value Proposition

Our laser communication technology and products are designed to overcome the current limitations of existing communication systems in air and space. By leveraging our strong technical expertise and first mover advantage, we believe that we are well-positioned to take advantage of the current market opportunity in government driven end-markets, by building key relationships which will position us for wider deployment as technologies are adopted at scale.

Our value proposition to customers comprises the following:

•

Industry-leading technology: Our laser-based communication technology utilizes an accurately steered infrared laser beam at a wavelength of approximately 1550 nanometers to transmit data wirelessly through air and allows for superior performance parameters compared to RF-based communication systems (i.e., systems utilizing radio frequencies in the electromagnetic spectrum bands). Our technology and products are designed to meet the demanding conditions of aerial and space applications and offer high performance in terms of data rate, power consumption, size and weight.

•

Standardization enabling multiple use cases: Unlike traditional aerospace companies, which historically focused on developing bespoke solutions for individual customers, we seek to offer standardized and modularized products suitable for a wide array of customers and applications. Our technology is designed to serve multiple use cases and potential markets, extending beyond government to commercial and industrial use. As the market for laser communication develops over the medium- to long-term, we believe our technology will be extensible across applications, domains, and target platforms. We consider the establishment of an open industry standard as critical for diversified use of laser communications systems. We actively support cross-vendor interoperability of laser communication systems (e.g., through the establishment of our own interoperability laboratory) and were the first company to successfully demonstrate implementation of SDA’s optical-intersatellite links (“OISL”) industry standard.

•

Cost-efficiency: We aim to industrialize laser communication by focusing on cost-efficient solutions to decrease the costs of deploying laser communication for our customers and target markets. To this end, we seek to leverage proven industrialized processes and supply chain strategies from other industries, including the use of a “commercial off-the-shelf” strategy developed in the automotive, medical device and telecommunication industries. By advancing on the learning curve from singular prototype production to pre-serial production levels, we have already reduced our material costs per unit by around 80%. We expect to be able to further reduce both material costs and assembly costs in connection with the commencement of serial production.

•

High volume terminal production capabilities: We believe that the ability to manufacture laser terminals at scale will be a key differentiator as laser communication proliferates. We recently completed installation of assembly and manufacturing equipment at a customized production facility in Oberpfaffenhofen, near Munich, enabling high volume production and are currently ramping up serial production. Based on our current set-up, we expect to be able to increase production output from eleven terminals in 2020 to 50 terminals in 2021 and target a per year production rate of up to 2,000 units going forward.

Key Investment Highlights

Significant growth potential for laser communication in government and commercial markets

We believe that the increasing need for fast, secure and ubiquitous network connectivity opens up significant growth potential for laser communication in the near- to medium-term. Current demand for laser communication is predominantly driven by government needs, with the U.S. government spearheading the adoption of laser communication technology. U.S. allies and other governments are also evaluating new technologies as part of their national objectives to modernize their space capabilities. As privacy and security of military communication is a critical requirement for defense communications, governments seek to leverage the superior capabilities of laser communication to enable secure and stealth data exchange, battlefield connectivity as well as ISR data distribution. The U.S. government has invested significantly in research and development as well as deployment of laser communication and other technologies. MarketsandMarkets estimates that the military communications market, one of the fastest growing defense segments, is expected to account for approximately $40.6 billion in spending by 2025, with total global defense spending reaching more than $2.1 trillion by 2025 (based on our assumption of a compound annual growth rate of 2%, based on historical growth rates published by the Stockholm International Peace Research Institute).

While government funding is currently driving laser communication demand, we see increasing activity in the commercial market. In particular, we expect the space segment to grow, as space-enabled broadband connectivity has become central to businesses and individuals and the need to stay connected has spread to locations that cannot readily access existing terrestrial networks. To keep pace with growing demand from underserved regions and an increasing number of applications, network operators will need to look beyond terrestrial infrastructure. The inherent capabilities of laser communication technology can help network operators address these key challenges. According to Grand View Research, the aggregate telecommunication services market is expected to increase to approximately $2.2 trillion by 2025 (based on a compound annual growth rate of 5.4%) and, according to investment manager ARK Invest, the satellite broadband market is expected to reach $50 to $100 billion in the medium term. We believe that laser communication will enable aerospace constellations in the commercial market to serve cellular backhaul (e.g., 4G/5G), automotive, infrastructure, maritime and consumer applications. For example, by establishing laser-enabled optical mesh networks through satellites in LEO or medium Earth orbit (“MEO”), laser communication may enable such satellites to perform as virtual cell towers connecting various devices, such as ships, aircraft, cars, satellites, trains and even terrestrial cell towers, providing hundreds of kilometers of coverage radius per network node compared to only a few kilometers provided by terrestrial cell towers.

We believe that laser communication will eventually be attractive to a wide range of diversified markets across a number of industries. For example, we believe that laser communication will offer significant advantages for high quantity IoT connectivity involving significant volumes of devices and for private optical mesh networks and backbone connectivity for industries such as aviation. In addition, laser-enabled quantum key distribution (QKD) from space to on premise optical ground stations may offer widely accessible data security. Laser communication may also play a key role for broadband connectivity through high-altitude platforms (including balloons and drones) functioning as semi-permanent telecommunication platforms in the stratosphere providing regionally limited and/or temporary broadband services comparable to Facebook’s Project Aquila or Google’s Project Loon.

Multi-year government programs driving near-term adoption and technology validation

The government sector has historically been a first mover in deploying next generation technologies, and has been an early adopter of laser communication in both the space and airborne markets. In the United States, recent government efforts to develop and deploy laser communication are driven by the U.S. government’s vision of a Combined Joint All Domain Command and Control architecture (“CJADC2”), the ultimate goal of which is to digitally connect all elements of the U.S. military across all five warfighting domains, consisting of air, land, sea, space and cyberspace.

The most prominent government projects currently deploying laser communication are the SDA’s “National Defense Space Architecture” (“NDSA”), a proposed multi-layered network of small satellite constellations primarily in LEO, and DARPA’s Blackjack program, which aims to develop and validate the critical elements for a global high-speed network in LEO providing for highly connected and resilient coverage, both of which are part of the CJADC2:

•

SDA’s NDSA: The NDSA will be comprised of seven layers of satellite constellations each providing a unique capability. These layers will all be tied together by a so-called “transport layer,” a low-latency data and communications proliferated “mesh network” of satellites (i.e., a decentralized network comprising various wireless nodes with each node acting as a forwarding node to transfer the data) connected through OISLs. In addition to the transport layer, the NDSA will include a “tracking layer” comprised of sensor satellites to detect and track missiles, which also will use OISLs to connect to SDA’s transport layer satellites. Laser communication is one of the most critical technologies the SDA is evaluating in connection with the NDSA, as OISLs are key to making LEO communication satellites useful. The SDA is currently working on a “Tranche 0” constellation comprising 28 satellites equipped with OISLs. The Tranche 0 constellation is designed to serve as the prototype for a number of subsequent tranches, with current plans to launch a new tranche every two years. In August 2021, the

SDA issued a request for proposal soliciting bids for its “Tranche 1” constellation. Tranche 1, expected to launch in late 2024, will include a transport layer with roughly 144 data relay satellites equipped with 430 to 720 laser communication terminals (assuming three to five terminals per satellite).

•

DARPA’s Blackjack program: Much of the technology that the SDA needs for its constellations is being co-developed under DARPA’s Blackjack program. Blackjack seeks to incorporate and capitalize on commercial sector advances in LEO, including the design of LEO constellations intended for broadband internet service that are designed and manufactured with previously unavailable economies of scale. DARPA has awarded more than a dozen contracts to large defense contractors and start-up companies, each working on a different technology set. As part of Phase 2 of the Blackjack program, which is currently ongoing, DARPA plans to launch several “risk reduction” flights to test laser communication with government payloads in orbit and to demonstrate OISL interoperability with different hardware.

There are numerous additional government programs in the airborne market focusing on the development of connected systems and shared networks based on different communication technologies, including laser communication. These programs include, most notably, the U.S. military’s Advanced Battle Management System (“ABMS”), a military IoT being developed as one of the core elements of the CJADC2, which will enable the joint force to quickly collect, analyze and transmit data at machine speeds. The ABMS is designed to securely connect sensors, data, decision-makers and weapons across multiple domains and to enable ubiquitous connectivity and availability offering powerful capabilities for command and control. As another example, under Project Skyborg, the U.S. Air Force aims to develop a digital artificial intelligence architecture to support a family of low-cost, modular unmanned aerial vehicles (“UAVs”) that can communicate via a network shared with manned aircraft, enabling “manned-unmanned teaming” (MUM-T). In Europe, Airbus Defense and Space and its French partner Dassault Aviation are currently working on the Future Combat Air System (FCAS), a program aiming to develop a family of air systems connected by an advanced air combat cloud network. This cloud network will be designed to deliver common situational awareness by instantaneously capturing, sharing, merging and processing large amounts of data from all connected core air vehicles and unmanned platforms.

We believe that these government programs, most of which are driven by the U.S. government, are crucial for the ongoing development and implementation of aerospace communication networks in general, and laser communication systems specifically.

Well-positioned in the government market with significant program wins

While laser communication is in the early stages of development, we expect to benefit from our strong technical expertise and first mover advantage in industrializing laser communication technology, paving the way for large-scale deployment. We are deeply engaged with pioneering customers and well-positioned in the government market with respect to both of our flagship products, our CONDOR inter-satellite link terminal and HAWK airborne terminal.

Most notably, in connection with the SDA’s NDSA, in September 2020, we were awarded the first part of an expected multi-million Euro contract in the mid-seven digit range for the delivery of our CONDOR terminals to a customer for its work on Tranche 0. Initial delivery of equipment to this customer took place in first half of 2021. Tranche 0 is scheduled to be ready for demonstration in 2023. As part of our engagement in the NDSA, in 2021, we successfully demonstrated the industry’s first over-the-air transmission using an OISL terminal communicating with an independently built testbed, both of which are compliant with the SDA’s OISL industry standard. We believe that this demonstration marks a crucial milestone in the industrialization of laser communication and, as such, a first step in the technology’s widespread adoption within the satellite industry and beyond.

In October 2020, we were selected by Telesat to supply multiple units of our CONDOR terminals for Telesat’s work on DARPA’s Blackjack program. Our CONDOR terminals are scheduled to be delivered late 2021 to Telesat’s system integrator, with the satellites scheduled to launch in late 2022. As part of our engagement in the Blackjack program, we agreed to establish the industry’s first laser communication interoperability laboratory in Los Angeles that will simulate conditions in space to test interoperability between different vendors’ terminals. The interoperability laboratory is intended to help establish a common laser communication standard within the Blackjack program and potentially beyond, and assist our customers in de-risking their supply chains, which we believe can facilitate future large-volume deployment of laser communication.

Most recently, on October 31, 2021, we entered into a strategic agreement with NG pursuant to which we will serve as a strategic supplier to NG and will exclusively develop and sell to NG jointly developed laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. We may also collaborate on the development of laser communications for aerospace and defense applications outside the space sector. Under the agreement, NG will provide us over the next five years with the opportunity to sell and provide products and/or related services to NG in the aggregate amount of $35 million.

In 2020, we received an order for two of our HAWK terminals from a U.S. aerospace and defense customer, introducing our HAWK product to the U.S. government market. We delivered the pre-serial product versions of our HAWK terminals to this customer in the fourth quarter of 2020, and our customer has started initial system testing and demonstrations in deployment scenarios. Through this partnership, we believe that we are well-positioned to successfully introduce our HAWK terminal to other U.S. government programs.

We believe that by positioning ourselves well within initial government programs in both the space and airborne markets, we will be poised to take advantage of future government initiatives in the U.S. and the other geographies in which we operate.

Strong positioning in the commercial market, leveraging government track record

While the initial development and implementation of aerospace communication networks in general, and laser communication systems specifically, are driven by government programs, in recent years large commercial players have emerged seeking to build large constellations for establishing alternative communication networks. For example, well-funded aerospace companies such as SpaceX (Elon Musk), OneWeb, Telesat and Kuiper (Amazon) have committed substantial resources to deploying satellite mega-constellations, which are expected to be connected with each other through OISLs. SpaceX already has 12 Starlink satellites equipped with OISLs in orbit and aims to expand deployment to all Starlink satellites beginning in 2022. OneWeb announced in March 2021 that its second generation of satellites will use OISLs for interconnection. Canadian-based Telesat, an established satellite operator, and Kuiper (Amazon), have announced that they are working on a high-speed, low-latency broadband network. While a few of these companies may develop laser communication capabilities in-house, we believe that most will rely on third-party suppliers, such as us, capable of providing laser communication products that are affordable, scalable and interoperable. We regularly engage in discussions with these and other key players in the market, whether or not they seek to rely on third-party suppliers, aiming to strengthen our network of potential industry partners. We believe that by establishing strong relationships with these market participants, we can develop significant potential for future partnerships or collaborations that will utilize our products or components.

As a result of our government track record and our first mover advantage, we have also been able to secure initial wins in the commercial market. In May 2021, we signed a memorandum of understanding (“MoU”) with Cloud Constellation, a constellation builder seeking to deploy OISLs in its planned LEO-based constellation. Based on this MoU, we will agree to sell to Cloud Constellation a certain number of our CONDOR terminals and we will also agree to grant Cloud Constellation and its partners access to our laboratory and various test facilities.

On July 30, 2021, we entered into a definitive agreement with SpaceLink Corp. (“SpaceLink”), a commercial constellation builder seeking to develop a MEO-based constellation that deploys OISLs to relay data for space systems in LEO. Under the SpaceLink agreement, we have agreed to develop a new laser communication terminal for SpaceLink’s satellites in MEO. We have also agreed to sell more than 40 laser communication terminals to SpaceLink, comprising such newly developed MEO terminals as well as our CONDOR terminals. Additionally, in July 2021, we signed an MoU with JR Aerospace, an Indian investment and technology company, to accelerate our entry into the Indian aerospace market. Finally, in August 2021, we received a purchase order from an undisclosed commercial customer, under which we will deliver up to 20 CONDOR terminals over four years.

Beyond communication, commercial constellation operators are targeting several additional applications, including Earth observation and IoT, which may result in a number of smaller companies seeking to provide data relay, secure storage or intelligence services in this market segment. We believe that laser communication is in the early phases of widespread use across commercial applications, and we believe we are well-positioned to serve this market.

Industry leading production capabilities with flexibility to scale

We believe that the ability to manufacture laser communication terminals at scale will be a key differentiator as laser communication proliferates. We have made significant investments in our manufacturing infrastructure and have demonstrated a proven ability to manufacture both our CONDOR and HAWK terminals. Our recently completed production facility in Germany has state-of-the-art capabilities, which we believe provide an advantage versus our competitors. We have created a baseline capacity and are currently ramping up serial production. Based on our current set-up, we expect to be able to increase production output from eleven terminals in 2020 to 50 terminals in 2021 (some of which we expect to use for internal purposes to improve our production processes and product development) and target a per year production rate of up to 2,000 units going forward.

Learning curve benefits driving continued cost reductions over time

By realizing learning curve benefits as we have scaled from singular prototype production to pre-serial production, we have already reduced our material costs per unit by around 80%. We expect to be able to further reduce both material costs and assembly costs in connection with the commencement of serial production. We believe that by focusing on cost-efficient solutions and by improving our superior production capabilities, we will be able to significantly decrease the costs of deploying laser communication for our customers and target markets.

Highly skilled management team with strong industry expertise and deep relationships

We are led by a dedicated and highly skilled senior management team with significant industry experience, including at SpaceX, Boeing, SES, Iridium, Siemens, Panasonic and, in case of our co-founder and Chief Technology Officer, at the DLR. In addition, we have assembled a world-class team of engineers and manufacturing experts who comprise our industry leading research and development team. As of March 31, 2021, we had 200 FTEs from over 40 nationalities, of which 120 FTEs were qualified engineers dedicated to research and development. We believe that the technological expertise and talent of our team allows us to industrialize and commercialize our technology and products, and that this team will provide us with a sustainable competitive advantage over time.

Summary of Risks Associated with Our Industry, Business, Operations and Financial Position

Investing in the ADSs entails numerous risks, as is more fully described in the section entitled “Risk Factors.” You should read these risks before you invest in the ADSs. In particular, risks associated with investing in the ADSs include, but are not limited to, the following:

•

we are a development-stage company with limited operating history and a history of significant losses and we may never be able to execute our business strategy, generate revenue or reach profitability;

•	our success and future growth are dependent upon our potential customers’ investments in the development of a market for wireless laser communication;

•	our potential customer base for the use of our products is limited;

•	we deploy innovative technologies and solutions in our products, which may not be fully functional, and the initial deployment of our products by customers could prove unsuccessful;

•	positive market developments in the area of wireless laser communication could lead to increasingly intense competition and endanger our market positioning;

•	our business is subject to the implementation of a singular industry standard guaranteeing interoperability between different laser communication products, which could be unsuccessful;

•

if a singular industry standard guaranteeing interoperability between laser communication products of different vendors were to be implemented, we could incur additional costs and lose our intellectual property protection;

•	our sales cycle can be long and complicated and requires considerable time and expense;

•	we have limited experience with order processing and are subject to internal order processing risks that could materially impact our ability to process orders;

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we depend on third-party suppliers to provide us with components for our products, and any interruptions in supplies provided by these third-party suppliers, including due to the COVID-19 pandemic, may subject us to external procurement risks that negatively affect our business;

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defects or performance problems in our products could result in loss of customers, reputational damage, lawsuits and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products;

•	we may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy;

•	we may not be able to obtain sufficient financing for the operations and ongoing growth of our business;

•

we are highly dependent on our senior management team and other highly qualified personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy;

•	our business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in our cyber-security;

•	we may not be able to obtain, or agree on acceptable terms and conditions, for all or a significant portion of the government grants, loans and other incentives for which we may apply;

•	we are a supplier for government programs, which subjects us to risks including early termination, audits, investigations, sanctions and penalties;

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we are subject to regulatory risks, in particular related to evolving sanctions laws as well as governmental export controls, in a number of jurisdictions that could limit our customer base and result in higher compliance costs;

•

if we do not maintain required security clearances from, and comply with our agreements with, the U.S. government, we may not be able to continue to perform our obligations under contracts involving the U.S. government;

•

our business is and could become subject to a wide variety of extensive and evolving government laws and regulations, and failure to comply with such laws and regulations could have a material adverse effect on our business;

•	positive market developments in the area of wireless laser communication could lead to increasingly intense political interest and influence impacting our business;

•	we may be unable to adequately protect our intellectual property and proprietary rights and prevent others from making unauthorized use of our products and technology;

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we may be involved in legal proceedings based on the alleged violation of intellectual property rights, such as patent or trademark infringement claims, which may be time-consuming and cause us to incur substantial costs;

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we have been and may become involved in litigation and administrative and regulatory proceedings, which require significant attention from our management and could result in significant expense to us and disruptions to our business;

•	we may be subject to claims that our employees, consultants or advisers have wrongfully used or disclosed alleged trade secrets of their former employers; and

•	our risk management and internal control procedures may not prevent or detect violations of law.

Corporate Information

Our business was initially conducted through ViaLight Communications GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) under German law, which was incorporated on June 15, 2009. In preparation for our initial public offering on the Frankfurt Stock Exchange, the shareholders of ViaLight Communications GmbH decided to incorporate a new entity in the form of a German stock corporation (Aktiengesellschaft) to serve as a holding company for the Mynaric group (formerly ViaLight Communications group). Accordingly, in August 2017, the initial shareholders of ViaLight Communications GmbH, through a series of transactions, contributed their equity interests in ViaLight Communications GmbH and its subsidiaries to Blitz 17-625 AG, a German stock corporation (Aktiengesellschaft), against the issuance of new ordinary shares in Blitz 17-625 AG. Subsequently, in August 2017, our general shareholders’ meeting resolved to change our legal name from Blitz 17-625 AG to Mynaric AG. See “Description of Share Capital and Articles of Association—Company History.”

Our principal executive offices are located at Dornierstraße 19, 82205 Gilching, Federal Republic of Germany. Our telephone number is +49 (0) 8105 79990. Our website address is www.mynaric.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase the ADSs.

Our ordinary shares are currently listed on the Frankfurt Stock Exchange under the symbol “M0Y.”

Organizational Structure

Our subsidiaries, each of which is wholly owned by Mynaric AG, are Mynaric Lasercom GmbH (a company organized under the laws of Germany), Mynaric Systems GmbH (a company organized under the laws of Germany) and Mynaric USA, Inc. (a company organized under the laws of Delaware).

The following chart shows our organizational structure and our direct and indirect subsidiaries as of the date hereof.

Enforcement of Civil Liabilities

We are a stock corporation (Aktiengesellschaft) organized and existing under the laws of the Federal Republic of Germany. Our registered office and substantially all of our assets are located outside the United States. In addition, two out of three members of our management board, three out of five members of our supervisory board and the experts named herein are residents of jurisdictions other than the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon us or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against us in the United States.

The United States and Germany currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Consequently, a final judgment for payment or declaratory judgments given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Germany. German courts may deny the recognition and enforcement of a judgment rendered by a U.S. court if they consider the U.S. court not to be competent or the decision to be in violation of German public policy principles. For example, judgments awarding punitive damages are generally not enforceable in Germany. A German court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. See “Enforcement of Civil Liabilities” for more detail.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and is exempt from other burdens that are otherwise generally applicable to public companies. These provisions include:

•

the ability to include only two years of audited consolidated financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•

an exemption from the auditor attestation requirement with respect to our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), which would otherwise be applicable beginning with our second annual report following completion of this offering;

•	if we no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (2) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation; and

•

an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted that would otherwise require our independent registered public accounting firm to communicate “critical audit matters” in its report. A critical audit matter is any matter arising from the audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective or complex auditor judgment.

We may take advantage of these provisions for up to five years following the completion of this offering or, if earlier, the time that we cease to be an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the first fiscal year in which we have more than $1.07 billion in annual gross revenue, (2) the first day of the fiscal year following the first fiscal year in which, as of the last business day of our most recently completed second fiscal quarter, we have a non-affiliate market capitalization of more than $700 million, and (3) the date on which we have issued more than $1.0 billion of non-convertible debt over the previous three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Implications of Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the rules under the Exchange Act requiring domestic filers to issue financial statements prepared in accordance with U.S. GAAP;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing liability for insiders who profit from trades made in a short period of time; and

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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events.

We will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

Foreign private issuers are also exempt from certain more extensive executive compensation disclosure rules. Thus, if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more extensive compensation disclosure requirements for companies that are neither an emerging growth company nor a foreign private issuer and will continue to be permitted to follow our home country practice on such matters.

THE OFFERING

ADSs offered by us	ADSs; every ADSs represent one ordinary share.

ADSs to be outstanding immediately after this offering	ADSs, assuming no exercise of the underwriters’ option to purchase additional ADSs; or ADSs, assuming full exercise of the underwriters’ option to purchase additional ADSs within 30 days from the date of this prospectus.

Ordinary shares to be outstanding immediately after this offering	ordinary shares, assuming no exercise of the underwriters’ option to purchase additional ADSs; or ordinary shares, assuming full exercise of the underwriters’ option to purchase additional ADSs.

Our founders, members of our management and supervisory boards and known five percent shareholders, together with their affiliates, collectively own approximately 17.6% of our outstanding share capital, and following the completion of this offering will collectively own approximately % of our outstanding share capital (or approximately % of our outstanding share capital if the underwriters exercise their option to purchase additional ADSs from us in full). See “Principal Shareholders.” The interests of our existing shareholders may deviate from our interests or those of our other shareholders.

Indication of interest	Bulent Altan, our Chief Executive Officer and a member of our management board, has indicated an interest in purchasing an aggregate of up to $75 thousand of ADSs in this offering at the initial public offering price. The underwriters will receive the same discount with respect to the ADSs sold to Mr. Altan as they will with respect to any other ADSs sold in this offering.

Option to purchase additional ADSs	We intend to grant the underwriters an option to purchase up to additional ADSs from us, representing ordinary shares, for a period of 30 days from the date of this prospectus.

The ADSs	The underwriters will deliver ADSs representing our ordinary shares. Every ADSs, which may be evidenced by an American Depositary Receipt (“ADR”), represent one of our ordinary shares.

As an ADS holder, you will not be treated as one of our shareholders and you will not have shareholder rights. The depositary, The Bank of New York Mellon, or the custodian, The Bank of New York Mellon SA/NV, will be the holder of the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement. You may surrender your ADSs and withdraw the underlying ordinary shares as provided, and subject to the limitations set forth in, the deposit agreement. The depositary will charge you fees for, among other acts, any such surrender for the purpose of withdrawal. In certain limited instances described in the deposit agreement, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the terms of the deposit agreement then in effect.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is an exhibit to the registration statement of which this prospectus forms a part.
Depositary	The Bank of New York Mellon.

Custodian	The Bank of New York Mellon SA/NV.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional ADSs from us in full), based on an assumed initial public offering price of $ per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on the Frankfurt Stock Exchange on , 2021, based on the Euro/U.S. dollar exchange rate of €1.00 to $ as of , 2021, and an ADS to ordinary share ratio of to , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal reasons for this offering are to further fund our business, to increase our public profile and awareness, create a public market for the ADSs and facilitate our future access to public equity markets. We intend to use the net proceeds from this offering as follows:

•	approximately % to ramp-up serial production to allow for short-term product deployment within large-scale customer programs;

•	approximately % to further advance our existing products and to expand our product portfolio to support new applications and increase our addressable market;

•	approximately % for investments in additional research and development equipment to further accelerate product development in both our German and U.S. facilities;

•

approximately     % to grow our sales and marketing efforts to expand access to government and commercial customers, including the establishment of a U.S. entity cleared for access to classified information; and

•

approximately     % to repay the outstanding amount of €7.5 million and any accrued and unpaid commitment fee, interest and premium, if any, under the credit agreement entered into with three lenders for a credit line of approximately €25 million on September 15, 2021 (see also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Agreement”).

See “Use of Proceeds.”

Dividend policy	We have never paid or declared any dividends in the past, and we do not anticipate paying any dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development of our technology and products and the start of serial production as well as the further development and expansion of our business. Any future determination to pay dividends will be made in accordance with applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. See “Dividend Policy.”

Lock-up agreements	We have agreed with Credit Suisse and Jefferies as representatives of the underwriters, subject to certain exceptions, not to, directly or indirectly, offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of our ordinary shares, ADSs or securities convertible into or exchangeable or exercisable for our ordinary shares or ADSs during the 180-day period following the date of this prospectus. The members of our management board and supervisory board have agreed to substantially similar lock-up provisions, subject to certain exceptions. See “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Listing	We have applied to list the ADSs on Nasdaq under the symbol “MYNA.”

Frankfurt Stock Exchange listing	Our ordinary shares are listed on the Frankfurt Stock Exchange under the symbol “M0Y.”

We may explore a delisting of our ordinary shares from the Frankfurt Stock Exchange in the medium term following listing of the ADSs on the Nasdaq taking into consideration future trading volumes, administrative costs and other factors.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	an initial public offering price of $ per ADS; and

•	no exercise by the underwriters of their option to purchase additional ADSs in this offering.

SUMMARY FINANCIAL DATA

We present below a summary of historical financial data of Mynaric AG. The financial data as of and for the six months ended June 30, 2020 and June 30, 2021, has been derived from our unaudited condensed interim financial statements and the related notes thereto, which are included elsewhere in this prospectus. The financial data as of and for the years ended December 31, 2020 and 2019, has been derived from our audited consolidated financial statements and the related notes thereto, which are included elsewhere in this prospectus. Our consolidated financial data has been prepared in accordance with IFRS as issued by the IASB.

Our income statement presents costs using the “nature of expense” method. In our income statement, this results in an (unnetted) gross presentation (i.e., before the deduction of any amounts capitalized) of the costs incurred broken down by type or nature of expenditure including cost of materials, personnel costs, depreciation and amortization, and other operating costs. All capitalized amounts relate to the construction of property, plant and equipment or the development of intangible assets, and are presented within the line-item Own work capitalized. This approach is common in Germany. Outside of Germany, IFRS financial statements are more commonly prepared using the cost of sales method, under which expenses are broken down not by type of expense (materials, personnel, depreciation and amortization), but by function (production, administration, sales), and capitalized costs are not included in the income statement.

The summary of historical financial data presented below is not necessarily indicative of the financial results expected for any future periods. The summary of historical financial data below does not contain all the information included in our financial statements. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto, each included elsewhere in this prospectus.

Statement of Income (Loss) and Statement of Comprehensive Income (Loss)

	For the six months ended June 30,
	2020				2021
	(unaudited) (in € thousands)				(unaudited) (in € thousands)
	Air	Space	Group		Air	Space	Group
Revenue	0	90	90		0	1,349	1,349
Other operating income	89	141	230		24	247	271
Cost of materials(1)	(696)	(1,826)	(2,522)		(1,079)	(3,352)	(4,431)
Personnel costs(1)	(2,763)	(4,840)	(7,603)		(2,859)	(7,901)	(10,812	)(2)
Depreciation, amortization and impairment of other intangible assets and property, plant, and equipment(1)	(384)	(430)	(814)		(482)	(1,434)	(1,916)
Other operating costs(1)	(627)	(1,409)	(2,147	)(3)	(533)	(3,236)	(4,160	)(4)
Change in inventories of finished goods and work in progress	740	0	740		420	568	988
Own work capitalized(1)	1,422	3,330	4,752		0	2,471	2,471
Operating profit / loss (EBIT)	(2,219)	(4,944)	(7,274)		(4,509)	(11,288)	(16,240)
Interest and similar income	n/a	n/a	17		n/a	n/a	(7)
Net foreign exchange gain / (loss)	n/a	n/a	(36)		n/a	n/a	170
Net finance costs	n/a	n/a	(19)		n/a	n/a	163
Profit / loss before taxes (EBT)	n/a	n/a	(7,293)		n/a	n/a	(16,077)
Consolidated net profit / loss	n/a	n/a	(7,293)		n/a	n/a	(16,077)
Other comprehensive income /loss
Items which may be subsequently reclassified to profit and loss	n/a	n/a	22		n/a	n/a	(138)

	For the six months ended June 30,
	2020			2021
	(unaudited) (in € thousands)			(unaudited) (in € thousands)
	Air	Space	Group	Air	Space	Group
Other comprehensive income / loss after tax	n/a	n/a	22	n/a	n/a	(138)
Total comprehensive income	n/a	n/a	(7,271)	n/a	n/a	(16,215)

Earnings/(loss) per share – basic and diluted
Basic loss per share in EUR	n/a	n/a	(2.33)	n/a	n/a	(3.93)
Diluted loss per share in EUR	n/a	n/a	(2.33)	n/a	n/a	(3.93)
Basic loss per ADS in EUR(5)	n/a	n/a	(2.33)	n/a	n/a	(3.93)
Diluted loss per ADS in EUR(5)	n/a	n/a	(2.33)	n/a	n/a	(3.93)

(1)

Own work capitalized is comprised of capitalized costs relating to the construction of property, plant and equipment or the development of intangible assets, which are offset by capitalized costs included in other line items as follows:

	For the six months ended June 30,
	2020			2021
	(in € thousands)			(in € thousands)
	Air	Space	Group	Air	Space	Group
Cost of materials	(583)	(1,127)	(1,710)	–	(632)	(632)
Personnel costs	(620)	(1,627)	(2,247)	–	(1,392)	(1,392)
Depreciation, amortization and impairment of other intangible assets and property, plant and equipment	(127)	(335)	(462)	–	(187)	(187)
Other operating costs	(92)	(241)	(333)	–	(260)	(260)

(2)

Includes non-segment specific expenses in the amount of €52 thousand for the IPO bonus to the members of the management board and selected employees. See also “Management—Compensation of Management Board and Supervisory Board Members—Compensation of Management Board Member.”

(3)

Includes non-segment specific expenses in the amount of €111 thousand relating to the preparation and audit of our financial statements as well as remuneration for the members of our supervisory board.

(4)

Includes non-segment specific expenses in the amount of €391 thousand relating to the preparation and audit of our financial statements as well as remuneration for the members of our supervisory board.

(5)	Assumes one ADS represents one ordinary share.

	For the year ended December 31,
	2019				2020
	(in € thousands)				(in € thousands)
	Air	Space	Group		Air	Space	Group
Revenue	–	114	114		589	90	679
Other operating income	105	147	252		74	220	294
Cost of materials(1)	(926)	(1,864)	(2,790)		(2,290)	(3,931)	(6,221)
Personnel costs(1)	(3,781)	(4,585)	(9,407	)(2)	(4,923)	(11,911)	(16,834)
Depreciation, amortization and impairment of other intangible assets and property, plant, and equipment(1)	(501)	(616)	(1,117)		(666)	(1,177)	(1,843)
Other operating costs(1)	(1,078)	(1,556)	(2,813	)(3)	(1,320)	(3,581)	(5,344	)(4)
Change in inventories of finished goods and work in progress	230	42	272		11	626	637
Own work capitalized(1)	2,184	3,227	5,411		2,102	7,273	9,375
Operating profit / loss (EBIT)	(3,767)	(5,091)	(10,078)		(6,423)	(12,391)	(19,257)
Interest and similar income	n/a	n/a	73		n/a	n/a	18
Net foreign exchange gain / (loss)	n/a	n/a	109		n/a	n/a	(531)
Net finance costs	n/a	n/a	182		n/a	n/a	(513)
Profit / loss before taxes (EBT)	n/a	n/a	(9,896)		n/a	n/a	(19,770)
Consolidated net profit / loss	n/a	n/a	(9,896)		n/a	n/a	(19,770)
Other comprehensive income / loss
Items which may be subsequently reclassified to profit and loss	n/a	n/a	(43)		n/a	n/a	367
Other comprehensive income / loss after tax	n/a	n/a	(43)		n/a	n/a	367

	For the year ended December 31,
	2019			2020
	(in € thousands)			(in € thousands)
	Air	Space	Group	Air	Space	Group
Total comprehensive income / loss	n/a	n/a	(9,939)	n/a	n/a	(19,403)

Earnings/(loss) per share – basic and diluted
Basic loss per share in EUR	n/a	n/a	(3.50)	n/a	n/a	(5.90)
Diluted loss per share in EUR	n/a	n/a	(3.50)	n/a	n/a	(5.90)
Basic loss per ADS in EUR(5)	n/a	n/a	(3.50)	n/a	n/a	(5.90)
Diluted loss per ADS in EUR(5)	n/a	n/a	(3.50)	n/a	n/a	(5.90)

(1)

Own work capitalized is comprised of capitalized costs relating to the construction of property, plant and equipment or the development of intangible assets, which are offset by capitalized costs included in other line items as follows:

	For the year ended December 31,
	2019			2020
	(in € thousand)			(in € thousand)
	Air	Space	Group	Air	Space	Group
Cost of materials	(570)	(1,519)	(2,089)	(1,263)	(2,810)	(4,073)
Personnel costs	(1,239)	(1,312)	(2,551)	(621)	(3,300)	(3,921)
Depreciation, amortization and impairment of other intangible assets and property, plant and equipment	(240)	(254)	(494)	(126)	(676)	(802)
Other operating costs	(135)	(142)	(277)	(92)	(487)	(579)

(2)

Includes non-segment specific expenses in the amount of €1,041 thousand relating to a stock option agreement between a shareholder of Mynaric AG and Bulent Altan, our Chief Executive Officer and a member of our management board, which are recognized in accordance with IFRS 2.

(3)

Includes non-segment specific expenses in the amount of €179 thousand relating to the preparation and audit of our financial statements as well as remuneration for the members of our supervisory board.

(4)

Includes non-segment specific expenses in the amount of €443 thousand relating to the preparation and audit of our financial statements as well as remuneration for the members of our supervisory board.

(5)	Assumes one ADS represents one ordinary share.

Selected Cash Flow Statement Data

	For the year ended December 31,		For the six months ended June 30,
	2019	2020	2020	2021
	(in € thousands)		(unaudited) (in € thousands)
Net cash used in operating activities	(8,319)	(16,935)	(7,854)	(18,220)
Net cash used in investing activities	(7,167)	(15,010)	(6,378)	(5,972)
Net cash from financing activities	11,466	66,340	12,022	(588)
Net increase/(decrease) in cash and cash equivalents	(4,020)	34,395	(2,210)	(24,780)
Cash and cash equivalents at the beginning of the period	12,923	8,914	8,914	43,198
Cash and cash equivalents at end of period	8,914	43,198	6,700	18,444

Selected Balance Sheet Data

	As of December 31,		As of June 30,
	2019	2020	2021
	(in € thousands)		(unaudited) (in € thousands)
Total non-current assets	19,626	36,260	40,823
Total current assets	11,949	50,316	31,264
Total assets	31,575	86,576	72,087
Total equity	21,740	70,708	54,771
Total liabilities	9,835	15,868	17,316

RISK FACTORS

An investment in the ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before deciding to invest in the ADSs. Additional risks not known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of the ADSs could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

We are a development-stage company with limited operating history and a history of significant losses. We may never be able to execute our business strategy, generate revenue or reach profitability.

We are a development-stage company and are subject to all of the risks inherent in the establishment of a new business enterprise. We have a limited operating history and only a preliminary and unproven business plan upon which investors may evaluate our prospects. Although we have developed, produced and tested prototypes of our products and are currently finalizing our products for serial production, we cannot assure you that our products will perform as expected under daily operating conditions or that we will be able to detect and fix any potential weaknesses in our technology or products prior to commencing serial production. Even if our products become commercially viable, we may not generate sufficient revenue necessary to support our business.

We have a history of net losses and negative net cash used in operating activities since inception and we expect losses and negative net cash used in operating activities to continue for the foreseeable future. For the six months ended June 30, 2021 and 2020 we incurred net losses of approximately €16.1 million and €7.3 million, respectively, and for the years ended December 31, 2020 and 2019 we incurred net losses of approximately €19.8 million and €9.9 million, respectively. As of June 30, 2021 and December 31, 2020, we had an accumulated deficit of approximately €63.7 million and €47.3 million, respectively. For the six months ended June 30, 2021 and 2020 we had negative net cash used in operating activities of €18.2 million and €7.9 million, respectively, and for the years ended December 31, 2020 and 2019 we had negative net cash used in operating activities of €16.9 million and €8.3 million, respectively. We expect that we will incur additional significant expenses as we continue to conduct research, expand and refine our technology, and further develop our products. We will also incur significant expenses related to preparations for the commercialization of our products, increasing our sales and marketing activities with the goal of building our brand, and adding infrastructure and personnel to support our growth. We will not be able to cover our expenses with revenues at least until such time at which we begin material deliveries of our products and significantly increase the scale of our operations and, therefore, intend to use the net proceeds from this offering and, to the extent required, proceeds from future financings, to cover our ongoing and future expenses. Furthermore, the audit report covering our December 31, 2020 consolidated financial statements contains an explanatory paragraph relating to our ability to continue as a going concern. While we believe that we will be successful in obtaining additional financing, including the proceeds from this offering, in a timely manner to fund our operational and financial obligations, there are material uncertainties that may cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge its liabilities in the normal course of business.

Our business strategy is focused on growth and our decisions regarding capital expenditures and investments are made on this basis. Our projects and strategic decisions may fail to meet expectations and the anticipated return on investment from these projects may not be achieved. Our ability to generate revenue from our operations and, ultimately, achieve profitability will depend on, among other things, whether we can complete the development and commercialization of our technology, whether we can manufacture our products on a commercial scale in amounts and at costs consistent with our expectations, and whether we can achieve market acceptance of our products, services and business model. We may never generate any revenue or operate on a profitable basis. If we are unable to reach profitability, we may need to reduce the scale of our operations, which may impact our business growth or adversely affect our financial condition and results of operations. Even if we reach profitability, we may not be able to sustain it.

Our success and future growth are dependent upon our potential customers’ investments in the development of a market for wireless laser communication, in particular for aerospace communications networks.

We are a developer and manufacturer of laser communication products for aerospace communications networks. Laser communication is designed to serve as a so-called backbone technology, a key connectivity component of telecommunications networks featuring very high data transmission rates, creating data highways by connecting individual platforms such as airplanes and satellites. Our success and future growth, therefore, depend significantly on the development of a market for laser communication, in particular for aerospace communications networks.

Communication networks may comprise various platforms, including drones, airplanes, balloons and satellites, and may be located in the troposphere (i.e., at the height of commercial aviation), the stratosphere (i.e., at a height of 20 to 30 kilometers above ground), or in outer space. Communications networks consisting of a large volume of platforms are referred to as constellations. Each individual platform typically contains multiple laser communication units. Our ability to successfully develop and commercialize our laser communication products (e.g., flight terminals) depends on potential customers’ willingness to invest, on a global scale, in the development of such constellations. If such constellations are not developed on a global scale, there would be limited applications available for our ground stations and flight terminals, such as the connection of individual airplanes, drones or satellites with the ground.

Constellations in general, and the market for laser communication systems specifically, are still in early stages of development. The future implementation of constellations by potential customers remains subject to significant technological and financing risks. For example, many of the constellations currently being planned by potential customers envisage worldwide internet and network coverage. Establishing such extensive coverage through multiple laser communication units has not been tested in practice and could entail substantial technical difficulties. At the same time, the development of constellations with such coverage requires investment of billions of dollars, and accordingly depends on the ability to obtain related financing.

To our knowledge, there are no constellations currently in operation that utilize laser communication for linking platforms on a large scale. If laser communication remains a niche market, demand for our products would be significantly lower than we currently anticipate. If this market does not develop as we anticipate, then we will not generate revenues as planned and may need to curtail our operations or seek financing earlier than anticipated.

Our potential customer base for the use of our products is limited.

Given the technological challenges and the high capital expenditures required for the development and deployment of our products, we believe that our potential customer base is limited. There is a small number of potential customers who represent potentially significant initial customers for the deployment of our laser communication equipment. Successful customer acquisition and retention of significant initial customers is therefore critical to generate follow-on business such as the implementation and maintenance of complementary products. As a result, our ability to sell laser communication products at scale is dependent on our ability to successfully acquire and retain significant initial customers by winning their business at an early stage.

Due to our limited potential customer base, we anticipate that sales to initial customers will be, individually, material to our future revenues, results of operations and cash flows. Accordingly, any change in the relationship with any customer, the strength of any customer’s business or their demand for our products could materially affect our results.

Any failure to acquire and retain customers and maintain relationships with key customers, as well as the loss of any potential customer, would have a highly adverse impact on our business, results of operations, financial position and prospects, and in particular on our revenue.

We deploy innovative technologies and solutions in our products, which may not be fully functional. The initial deployment of our products by customers could prove unsuccessful.

The functionality, usability and availability of our technology and products in daily use and at scale is unproven. We cannot assure you that our technology will perform as expected under daily operating conditions or that we will be able to detect and fix weaknesses or flaws in our technology or products prior to commencing serial production. Any of the technologies we intend to use or solutions we expect to offer may not be available or fully functional at the time of the first delivery of our products or at all, and this could have an adverse effect on our ability to grow our business.

If our customers are unsuccessful in the initial deployment of our products, this could be considered as indicative of future performance of our products and could significantly harm our reputation in the market. Potential difficulties in connection with meeting obligations under contracts with initial customers, such as delivery delays, technical performance or quality, could lead to loss of the affected customer and other existing or potential customers. In such cases, it is unlikely that we would succeed in compensating for the related losses in revenues through new customers in the short to medium term. As a result, any failure in the initial deployment of our products by initial customers would have a highly adverse impact on our business, results of operations, financial position and prospects.

Positive market developments in the area of wireless laser communication could lead to increasingly intense competition and endanger our market positioning.

In September 2020, Elon Musk’s SpaceX announced its first successful test of its Starlink satellite “space lasers” in orbit. In January 2021, Elon Musk announced that Starlink satellites in polar orbit will be equipped with lasers in 2021 before expanding deployment to all satellites beginning in 2022. Public announcements of successful test missions such as these have drawn significant public attention to the laser communication market. While we believe that there are currently only a few enterprises offering a viable solution for laser communication, we are subject to significant and intensifying competition within the satellite industry and from other providers of communication capacity, including large multinational enterprises. To compete successfully and to be able to establish and maintain a competitive position in current and future technologies, we will need to demonstrate the advantages of our technology over both new and well-established alternative solutions for communication networks. If our technology is not, or our future products or services are not, competitive, our business would be harmed.

Many of our current and potential competitors are larger and have substantially greater resources than we have and expect to have in the future. They may also be able to devote greater resources to the development of their current and future technologies and the promotion of their offerings, and they may be able to offer lower prices in order to establish or gain market share. In addition, certain companies that are potential customers may develop laser communication capabilities in-house and as a result compete with us or not require laser communication equipment from third parties, such as us. Competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings or may lobby potential governmental customers against us. Furthermore, it is possible that German or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources, may seek to provide products or services that compete directly or indirectly with ours. Any such foreign competitor, for example, could benefit from subsidies from, or other protective measures implemented by, its home country.

In the aerospace sector, our competitors include TESAT Spacecom (an Airbus subsidiary), Thales Alenia Space, SA Photonics and Ball Aerospace, as well as a handful of other entities that possess the necessary technical know-how and resources to compete with us. Furthermore, large information technology enterprises such as Cisco, Huawei, Comscope, Coriant and Corning already have experience in wired laser communication for ground-based fiber networks and may potentially enter the market. In addition, aviation enterprises such as Boeing and large military equipment suppliers may enter the market. For example, Raytheon and Hensoldt are both actively promoting laser communication capabilities even though no public information is available regarding the maturity of their systems. These companies may employ aggressive strategies like subsidy-enabled dumping and lobbying of customers, partners, investors and the media in an attempt to force us out of the market (e.g., by delaying the deployment of our products in certain geographical areas). As the market expands, we expect the entry of additional competitors who may have longer operating histories, more extensive international operations, greater name recognition and/or substantially greater technical, marketing and financial resources.

Due to the significant increase in both government and commercial space activities in recent years, in particular the number of constellations that are expected to be deployed, industry experts are increasingly concerned that there is a potential for low Earth orbit (LEO) to become overcrowded and polluted with both active satellites and space debris such that future space endeavors could be more difficult, if not impossible. Outer space remains largely unregulated and there is little to no consensus on standards for space situational awareness, space traffic management, space debris mitigation or space sustainability. A new treaty-like mechanism will be difficult to achieve given the lack of political will and the inability to develop consensus among major governmental space powers. Equally challenging are definitional issues and the dual-use nature of outer space, which makes it difficult to frame appropriate rules. Without coherent international actions to address the risk of debris, it falls on private space companies to adopt responsible satellite design and operational practices to ensure a sustainable space environment. If the risk of increasing satellite collisions materializes, there could be a limit on the number of constellations than can actually be deployed, which would in turn significantly increase competition.

Our business is also subject to competition from ground-based forms of communications technology. A number of companies are increasing their ability to transmit signals on existing terrestrial infrastructures, such as fiber optic cable, DSL (digital subscriber line) and terrestrial wireless transmitters, often with funding and other incentives provided by governments. The ability of terrestrial companies to significantly increase the capacity, capability and/or the reach of their networks could result in a decrease in the demand for laser communication technology. Furthermore, significantly lower prices for such conventional networks or other competing network architectures could also lead to reduced demand for laser communication. Increased capacity and lower prices in conventional networks could lead to reduced demand for aerospace communications networks and consequently for laser communication products, thereby having a material adverse impact on our earnings and business prospects.

In addition, new technologies could render laser communication-based services less competitive by satisfying consumer demand in other ways. If competition intensifies, the resulting increase in supply could cause prices to fall, narrowing our margins. Heightened competition in the laser communication market could have a material adverse impact on our business, results of operations, financial position and prospects, particularly regarding costs.

Our business is subject to the implementation of a singular industry standard guaranteeing interoperability between laser communication products of different vendors, which could be unsuccessful.

We believe that the establishment of a large-scale market for laser communication depends on the successful development and implementation of a singular industry standard guaranteeing interoperability between laser communication products of different vendors. As of today, our laser communication products are not compatible with those of our competitors. Even though efforts in the industry to enable interoperability of products of different laser communication vendors have increased, we cannot assure you that these efforts will be successful. This risk is particularly relevant as the implementation of interoperability between laser communication products of different vendors requires considerable technological exchange with other vendors, who may not favor such exchange to protect their intellectual property. Furthermore, multiple competing industry standards may emerge in parallel, which would cause a fragmentation of the market, potentially hindering sustained growth of the laser communication market.

If a potential customer decides to purchase laser communication products from one of our competitors, our products currently can only be sold to that customer with significant operational and technical outlays or only once interoperability standards have been established. Any failure to implement interoperability with products of other laser communication vendors could have an adverse effect on our business, results of operations, financial position and prospects.

There is currently no high-volume market for laser communication systems. Our approach of developing standardized products for a large number of customers could prove unsuccessful if certain customers demand widely varying product specifications and identical units in significantly lower quantities. This would require project-specific production instead of serial production, meaning that our anticipated economies of scale could fail to materialize.

If a singular industry standard guaranteeing interoperability between laser communication products of different vendors were to be implemented, we could incur additional costs and lose our intellectual property protection.

If standardization were to occur and our laser communication products remained incompatible with any standardized product, we may be required to incur considerable expense for our products to become interoperable with other products. In addition, our competitors within the laser communication field may have patents covering technology that they contribute to the development of industry standards. As a result, these competitors may expect to receive fair, reasonable and non-discriminatory (“FRAND”) royalty rates for licenses to those patents. If standardization were to occur, we would be required to pay such FRAND rates for access to the standardized technology in order to participate in a standardized laser communication industry.

Furthermore, our current intellectual property protection strategy, which relies exclusively on trade secret, copyright and trademark laws and contractual provisions with employees and third parties, is incompatible with the implementation of a singular industry standard. Trade secrets must not be generally known in order to qualify for protection under applicable law. Since industry standards would be published, any trade secrets disclosed in connection with standardization would no longer be entitled to trade secret protection. If standardization were to occur, we would be required to provide our intellectual property to competitors in order to participate in the market, thereby eliminating the trade secret protection on which we have historically relied. We would not be required to be compensated for the provision of this intellectual property, as we have not filed for patent protection of this intellectual property.

Our sales cycle can be long and complicated and requires considerable time and expense.

The timing of our sales is difficult to predict because of the length of our sales cycle, particularly with respect to sales of our products in the government market.

The typical sales cycle for our products in the government market includes a pre-sale process to define a potential customer’s needs and budget. Certain customers may choose, or be required, to conduct a request for information (“RfI”) or request for proposal (“RfP”) process, requiring us to openly bid for the project. In our response to these RfIs and RfPs, we offer potential customers specific commercial solutions covering detailed technical and commercial explanations as well as details on production capacities and ramp-up strategies. Proposals are evaluated based on various criteria, including technical requirements, reliability, associated risk and successful track-record of the manufacturer, and price. If we are selected, we enter into negotiations and, if successful, ultimately receive a purchase order from the customer. Many purchase orders allow for or require phased delivery of products over several months or years, with payments being made following delivery or achievement of other milestones. The sales cycle for our products from initial contact with a potential customer in the government market varies widely, ranging from a few months to well over a year. The sales process for our products for commercial applications depends on the individual customer and the size and structure of a project. Our sales team often engages in detailed discussions with potential customers to define the customer’s needs and budget. Following these discussions, we typically either sign an MoU or a term sheet or directly negotiate long-form agreements. From time to time, in particular with respect to large, established customers, we may also be required to participate in commercial RfI or RfP processes. As with sales in the government market, the entire commercial sales process may take from a few months to over a year.

There are many other factors specific to clients that contribute to the timing of their purchases, including budgetary constraints, funding authorization, and changes in their personnel. In addition, the significance and timing of our product enhancements, and the introduction of new products by our competitors, may also affect our customer’s purchases. For all of these reasons, it is difficult to predict whether a sale will be completed, the particular period in which a sale will be completed or the period in which revenue from a sale will be recognized. It is possible that in the future we may experience even longer sales cycles, more complex customer needs, higher upfront sales costs, and less predictability in completing some of our sales. Moreover, we may in the future enter into agreements under which we will not receive any payments or recognize any revenue until we complete a lengthy implementation cycle. We have entered into and may in the future enter into strategic partnership agreements with key customers, which may include exclusivity arrangements and provisions that allow either party to terminate the relationship under certain specified circumstances. For example, most recently, on October 31, 2021, we entered into a strategic agreement with NG pursuant to which we will serve as a strategic supplier to NG and will exclusively develop and sell to NG jointly developed laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. We have agreed to exclusively develop and sell such jointly developed and customized products for this specific market segment to NG. We may also collaborate on the development of laser communications for aerospace and defense applications outside the space sector. In return, NG has agreed to provide us with an annual minimum awards opportunity to sell and provide to NG our jointly developed products or our off-the-shelf products and/or related services. However, there is no guarantee that NG will in fact present us with such opportunities in the anticipated annual amount. Even if they do, there is no guarantee that NG will be awarded the contracts. Furthermore, during the term of the agreement, we will not be able to develop and sell customized products to any third party in the space sector where the ultimate customer is a U.S. government customer. In addition, we entered into MoUs with Cloud Constellation, a constellation builder, and JR Aerospace, an Indian investment and technology company, in 2021. While we are currently negotiating definitive agreements with both companies, there is no guarantee that we will enter into final agreements. Accordingly, these relationships might not continue or be extended and may terminate entirely. If our sales cycle lengthens or our substantial upfront sales and implementation investments do not result in sufficient sales to justify our investments, our revenue could be lower than expected and it could have a material adverse effect on our business, financial condition, or results of operations.

We have limited experience with order processing and are subject to internal order processing risks that could materially impact our ability to process orders.

We develop, manufacture and assemble our laser communication products in-house. As part of our order processing management, we will need to implement adequate internal logistical and technical production processes to minimize project-based risks. Once a customer orders our products, we must deliver such products to the customer on a mutually agreed date. Since we have only limited experience with order processing, serial production and delivery logistics, there is a risk that unexpected or spontaneous demand for our products could lead to delays in our internal logistical and technical production processes as well as delays in delivery. This is especially true in the space domain, in which potential customers may demand a steep production increase of laser communication equipment for the rapid deployment of constellations in order to minimize the time during which the constellation is only partially deployed and therefore of limited use. Unanticipated developments with respect to component assembly, or inability to handle customer orders due to a lack of appropriate processes, structures or other factors, could materially impact our ability to process orders. Issues related to order processing could also damage our reputation and render the sourcing of future orders more difficult, thereby having an adverse effect on our business, results of operations, financial position and prospects.

We depend on third-party suppliers to provide us with components for our products, and any interruptions in supplies provided by these third-party suppliers, including due to the COVID-19 pandemic, may subject us to external procurement risks that negatively affect our business.

We depend on third-party suppliers to provide individual components such as optical components, special electronics and structural components for our products and we expect to continue to do so for future products. While some key components are manufactured to our specifications, most components are “off-the-shelf” and available commercially.

We generally do not maintain long-term supply contracts, but instead rely on informal arrangements and off-the-shelf purchases based on purchase orders. We do not carry a significant inventory of necessary components and our suppliers could discontinue the manufacture or supply of these components at any time. Establishing additional or replacement suppliers for any of these components, if required, or any supply interruption from our suppliers, could limit our ability to manufacture our products, result in production delays and increased costs and adversely affect our ability to deliver products to our customers on a timely basis, which could result in our failure to perform under customer contracts. If we are not able to identify alternate sources of supply for the components, we may need to modify our product to use substitute components, which could cause delays in shipments, increase design and manufacturing costs and increase prices for our products. Any such modified product might not be as effective as the predecessor product or might not gain market acceptance. This could lead to customer dissatisfaction, reputational harm and loss of customer orders, which would have an adverse effect on our business, results of operations, financial position and prospects. Furthermore, we experienced a supply shortage of certain components in 2020 due the COVID-19 pandemic, which generally led to disruptions in global supply chains. As we managed our supply chain effectively, this supply shortage did not have a quantifiable effect on our business or results of operations. However, if the COVID-19 pandemic continues to negatively impact global supply chains, including our suppliers, we may experience delays in shipments of timely ordered components or increasing prices due to limited supply, which may adversely affect our business and results of operation.

Some of our current suppliers are specialty suppliers providing components that are only available from a handful of suppliers worldwide (or in some cases a sole supplier), which means that off-the-shelf components may not be viable substitutes. It is therefore not always possible to adhere to our “second source strategy” (pursuant to which we always seek to have at least two qualified suppliers for every component). If these specialty suppliers become unable to deliver the required components, procuring these components from another supplier may only be possible at significant additional cost, if at all. As a result, there is a risk that we cannot obtain the components needed for manufacturing our products on a timely basis or at an economically viable cost, and, thus, become unable to deliver our products, resulting in reputational harm and loss of existing and future business.

Furthermore, an unexpected or spontaneous increase in demand could lead to our suppliers experiencing capacity constraints, as a result of which they may be unable to deliver to us the required quantities of a component or part on a timely basis, especially considering that certain of our suppliers are also at an early stage of development and may not have manufactured products at scale themselves. In addition, unexpected technical problems, delivery bottlenecks and quality issues at our suppliers, as well as issues with our suppliers’ partners or subcontractors, could also delay, or even entirely prevent, deliveries to our customers, resulting in breaches of customer contracts and loss of existing and future business.

In addition, it is possible that certain components are ultimately not qualified for use, or may not function as intended. The particularly long development cycles in our business and lengthy qualification of individual components render quick replacement of individual suppliers difficult. Insourcing of certain components may require lengthy preparations, license negotiations or significant capital expenditures, or may not be possible at all.

If we are unable to keep up with demand for our products by obtaining the components needed to successfully manufacture and deliver our products in a timely manner, our business could be impaired, and market acceptance for our products could be adversely affected.

Defects or performance problems in our products could result in loss of customers, reputational damage, lawsuits and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products.

To date, we have only delivered pre-serial and individual prototype versions of our products for demonstration purposes. Although we have implemented stringent quality controls, our products may contain undetected errors or defects, especially when first introduced, or may otherwise fail to meet our customers’ quality requirements. These errors, defects, product failures or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties, which can affect both the quality and the performance of the product.

Any actual or perceived errors, defects or poor performance in our products could result in the replacement or rejection of our products, damage to our reputation, lost revenue, diversion of our engineering personnel from our product development efforts or increases in customer service and support costs. Furthermore, our customers may suffer consequential damages significantly exceeding the value of the products we sell to them if our products are defective or fail to meet their quality requirements. Defective components may give rise to warranty, indemnity or product liability claims against us that could significantly exceed any revenue or profit we receive from such products. Moreover, our insurance coverage may be inadequate to cover our liabilities related to such claims and we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on the same terms as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us, could harm our business, financial condition and results of operations.

If one of our products causes bodily injury or property damage, including as a result of product malfunctions, defects or improper installation, then we could be exposed to product liability claims. We could incur significant costs and liabilities if we are sued and if damages are awarded against us. Further, any product liability claim we face could be expensive to defend and could divert management’s attention.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

If our operations continue to grow as planned, we will need to expand our sales and marketing, research and development, customer and commercial strategy, products and services, supply and manufacturing functions. We will also need to continue to leverage our manufacturing and operational systems and processes, and we cannot assure you that we will be able to scale the business and the manufacture of products as currently planned or within the envisaged timeframe. The continued expansion of our business may also require additional manufacturing and operational facilities, as well as space for administrative support, and we cannot assure you that we will be able to find suitable locations for the manufacture of our products.

Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring and training employees, finding manufacturing capacity to produce our products, and delays in production. We may have to invest significant additional resources and focus our attention on adapting our internal organization, function and processes which may cause distraction from our operations and negatively affect our business.

We may not be able to obtain sufficient financing for the operations and ongoing growth of our business.

The implementation of our business strategy requires significant capital outlays. The nature of our business also requires us to make capital expenditure decisions in anticipation of customer demand. We have, since our inception, financed our business operations, and expect to continue to finance our business operations. While we primarily seek to finance our business by raising equity capital, we entered into a credit agreement with three lenders for a credit line of approximately €25 million on September 15, 2021 (see also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Agreement”). We anticipate that our future cash requirements will continue to be significant and that we will need to obtain additional financing, including the proceeds from this offering, to implement our business plan as described in this prospectus. The availability and cost of external financing depend on a number of factors, including our financial performance, general market conditions and, in the case of any debt financing, our credit rating. This financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business.

Our ability to raise equity financing largely depends on our ability to convince investors to fund our operations and growth, especially considering that we have not generated meaningful revenues to date and our market valuation is mostly based on our potential future financial performance rather than past or current financial performance. Our ability to raise financing will depend on the growth of the laser communication market, as well as our success in securing market share and implementing our business model. It is also dependent on our ability to position ourselves favorably to investors from different regions, with different investment focus and investment limitations. This is particularly relevant as our involvement in the government defense sector may make us unattractive to investors with certain environmental, social and corporate governance (ESG) requirements. Furthermore, our ability to raise equity financing depends on the general interest of investors in the aerospace sector and the sentiment of the financial markets at large, both of which are beyond our control.

Our ability to raise further debt financing, should we need or choose to do so, will largely depend on past financial results. Given that we and the industry in which we operate are still at a very early stage and due to our intensive development activities over the last few years, we have consistently incurred significant losses, which have a negative impact on our creditworthiness to banks and lenders. We may fail to obtain debt financing due to a perceived low creditworthiness, a lack of credit ratings, our management’s ability to negotiate with existing or potential lenders, as well as external factors such as general market interest rates, banks’ and other lenders’ credit policies or changes in the legal environment. Furthermore, any debt financing, if available, may involve restrictive covenants that could reduce our operational flexibility or profitability.

In addition, long-term disruptions to the capital or credit markets as a result of uncertainty or recession, changing or increased regulation or failures of significant financial institutions could adversely affect our access to capital. If adequate funds are not available on a timely basis, we may be required to curtail the development of our technology or products, or materially delay, curtail, reduce or terminate our research and development and commercialization activities. We could be forced to sell or dispose of our rights or assets. Any inability to raise adequate funds on commercially reasonable terms could have a material adverse effect on our business, financial condition, results of operation and prospects, including the possibility that a lack of funds could cause our business to fail and liquidate with little or no return to investors.

We are highly dependent on our senior management team and other highly qualified personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our success depends, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly qualified engineering, design, manufacturing and quality assurance, finance, marketing, sales and support personnel. Certain members of our senior management team have extensive experience in the aerospace industry, and we believe that their depth of experience is instrumental to our continued success. The loss of any one or more members of our senior management team, for any reason, including resignation or retirement, could adversely affect our business and competitiveness.

Competition for qualified employees is intense, and our ability to hire, attract and retain such employees depends, among other things, on our ability to provide competitive compensation. In addition, there is only a small pool of potential replacement employees with adequate competencies and knowledge. Any inability to hire, attract, train and develop qualified employees may result in high employee turnover and may force us to pay significantly higher wages, which may harm our profitability. In addition, we may have to hire a significant additional number of employees in order to be able to finalize the development of our products and start serial production according to our currently envisaged timeline.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in our cyber-security.

Our ability to execute our business strategy depends, in part, on the continued and uninterrupted performance of our IT systems, which support our operations. Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from, among other things, computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization or similar disruptive problems. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. Furthermore, foreign governments may target us given our involvement in government programs, including because we may be in possession of national security information and involved in the development of advanced technology systems. If we are unable to protect sensitive information, governmental authorities could question the adequacy of our security measures.

Our disaster recovery planning cannot account for all eventualities. Our business and operations could be adversely affected if, as a result of a significant cyber event or otherwise, our operations are disrupted or shut down, confidential or proprietary information of ours, our employees, our customers or other third parties such as suppliers is stolen, lost or disclosed, we lose customers, we incur costs or are required to pay fines in connection with confidential or export-controlled information that is disclosed, we must dedicate significant resources to system repairs or increase cyber security protection or we otherwise incur significant litigation or other costs as a result of any such event. Furthermore, negative publicity arising from these types of events could damage our reputation. While our insurance coverage could offset losses relating to some of these types of events, to the extent any such losses are not covered by insurance, a serious disruption to our systems could significantly limit our ability to manage and operate our business efficiently, which in turn could have a material adverse effect on our business, results of operations and financial condition. In addition, our products can be exposed to cyber-security risks, such as the risk of being breached or failure to detect, prevent or combat attacks, which could result in losses to our customers and claims against us. A cybersecurity breach could also hurt our reputation by adversely affecting our customers’ perception of the security of their information.

We may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply, which may negatively affect our ability to reach funding goals.

We may apply for German and foreign federal and state grants, loans and tax incentives under various government programs designed to stimulate the economy of the relevant jurisdiction or to support the development of aerospace related technologies. We anticipate that there may be new opportunities for us to apply for grants, loans and other incentives from the German federal or state government(s), the European Union or other governments or quasi-governmental organizations. Our ability to obtain funds or incentives from these sources is subject to the availability of funds under applicable programs and approval of our applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive. We cannot assure you that we will be successful in obtaining any of these grants, loans and other incentives. If we are not successful in obtaining any of these additional incentives and unable to find alternative sources of funding to meet our planned capital needs, our business and prospects could be materially adversely affected.

We are a supplier for government programs, which subjects us to risks including early termination, audits, investigations, sanctions and penalties.

Within the value chain for the government aerospace communication industry, we are a sub-system supplier for system primes such as aircraft and satellite manufacturers. We have entered into contracts as a sub-system supplier with counterparties that are prime contractors for the U.S. government and we may also enter into contracts directly with the U.S. or non-U.S. governments in the future. As a result, we are and may in the future be subject to statutes and regulations applicable to companies doing business with the relevant government. Government contracts may contain provisions that give the government substantial rights and remedies, many of which are not typically found in commercial contracts with private sector counterparts and which are unfavorable to the contractors. For example, most U.S. government agencies include provisions that allow the government to unilaterally terminate or modify contracts for convenience, and in that event, the counterparty to the contract may generally recover only its incurred or committed costs and settlement expenses and profit on work completed prior to the termination.

In addition, government contracts typically contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example:

•	specialized disclosure and accounting requirements unique to government contracts;

•

financial and compliance audits that may result in potential liability for price adjustments, recoupment of government funds after such funds have been spent, civil and criminal penalties, or administrative sanctions such as suspension or debarment from doing business with the U.S. government;

•	public disclosures of certain contract and company information; and

•	mandatory socioeconomic compliance requirements, including labor requirements, non-discrimination and affirmative action programs and environmental compliance requirements.

If we fail to comply with government contracting laws, regulations and contract requirements, our government contracts may be subject to termination, and we may become subject to financial and/or other liability under our contracts or criminal law. Any penalties, damages, fines, suspension, or damages could adversely affect our ability to operate our business and our financial results.

We are exposed to foreign currency exchange risk and our financial position and results of operations may be negatively affected by the fluctuation of different currencies.

We conduct business transactions in foreign currencies. Accordingly, exchange rate movements can have an adverse effect on our financial position and results of operations. Exposure to foreign currency exchange risk arises, for example, from purchases and sales transacted by one of our operating units in currencies other than the unit’s functional currency. We operate primarily in Europe and the U.S. Some sales are thus transacted in foreign currency (U.S. dollars). U.S. dollar cash inflows are used to finance the Company’s U.S. subsidiary. As of June 30, 2021 and December 31, 2020, we had U.S. dollar receivables of €                 and €550,000, respectively.

Regulatory, Legal and Tax Risks

We are subject to regulatory risks, in particular related to evolving sanctions laws as well as governmental export controls, in a number of jurisdictions that could limit our customer base and result in higher compliance costs.

We are subject to regulatory risks, in particular related to complex and evolving export control and economic sanctions laws in certain of the markets in which we operate, including the United States and the European Union. Export control laws impose controls, export license requirements and restrictions on the export of certain products and technology. Any changes to our products or changes in export regulations may limit our ability to export our products and provide our services (such as product maintenance or installation services) in certain countries, or may require export authorizations, including by license, license exception or other appropriate government authorizations.

Export control and economic sanctions laws may include prohibitions on the sale or supply of certain products to embargoed or sanctioned countries and regions, governments, persons and entities. For example, while spaceborne laser communication terminals initially did not qualify as a dual use item under applicable German or EU regulations, in July 2020, the German government issued a so-called single intervention (Einzeleingriff) banning the shipment of spaceborne laser communication terminals to customers in China, which included the shipment of our laser communication products to a Chinese customer. As a result of this decision, we decided to withdraw from the Chinese market. Subsequently, the German legislature amended the national export list (Ausfuhrliste) and specifically categorized spaceborne laser communication terminals as a dual-use item, requiring prior governmental approval before exportation. However, due to the further enhancement of our products, our CONDOR laser terminal now also qualifies as a dual-use item under the EU’s Dual-Use Regulation, which supersedes the national dual-use regulations of the EU member states. Although the export of our CONDOR laser communication terminals is covered by the EU’s general export authorization (EU-Allgemeingenehmigung), we nevertheless will be required to obtain an (individual) export authorization if we export dual-use products to countries that are not covered by the EU’s general export authorization. In a number of other jurisdictions relevant to our operations, laser communication has not yet been specifically categorized as dual-use goods. If laser communication products were categorized as dual-use goods in other jurisdictions, our ability to sell products to certain markets could be adversely affected or we may be required to obtain export licenses. If we fail to obtain such licenses, our business and operations could be adversely affected.

In addition, various countries regulate the importation of certain products, through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products. Since laser communication is a new technology, import regulations that govern the operation of terminals may be issued and change over time. As of today, we are required to obtain approval for imports to the United States (in the form of what is known as an accession number) under certain performance standards issued by the U.S. Food and Drug Administration, which we have obtained. In addition, while we are currently not subject to the regulation and license requirements of the U.S. Federal Aviation Administration (FAA) or the European Aviation Safety Agency (EASA), we may become subject to such regulations and license requirements in the future. Violations of applicable export control laws and related regulations could result in criminal or administrative penalties, including fines, denial of export privileges, and debarment, which could have a material adverse impact on our business, including our ability to enter into contracts or subcontracts with U.S. or other government customers.

Currently, our largest potential customer base is located in North America. We believe that further potential markets may develop in certain Asian (except China) and Middle Eastern, as well as a number of European, countries. Our products could, therefore, become subject to international trade restrictions in these markets. For example, with respect to the United States, there is a risk that our products may become restricted under arms control provisions, such as the International Traffic in Arms Regulations (“ITAR”). To the best of our knowledge, none of the components we currently use in our products is subject to arms regulations and, thus, our products are not restricted under arms control provisions in the U.S., such as the ITAR. We have also implemented a strict non-ITAR procurement policy that requires us to procure components that are not subject to ITAR. However, we cannot assure you that in the future all required parts can be obtained under this strict policy. If our products become subject to the ITAR, we may experience lower customer demand for our products. To the extent that certain required parts can only be obtained in compliance with arms control regulations our products could also become subject to arms control regulations, which could have a significant negative effect on the marketability of our products. This would limit our potential customer base to a very limited number of potential customers who are able to import and purchase arms products in accordance with applicable regulations, which could have a material adverse effect on our commercialization plans.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

We may be required under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”) to determine, disclose and report whether our products contain “conflict minerals” (tin, tungsten, tantalum and gold). In addition, Regulation (EU) 2017/821 of the European Parliament and of the Council of 17 May 2017, setting forth supply chain due diligence obligations for European Union importers of tin, tantalum and tungsten, their ores, and gold originating from conflict-affected and high-risk areas, contains similar obligations (“EU Conflict Minerals Regulation”). Even though we do not import such minerals directly, the electronic components we use in our products may contain such minerals and, as a consequence, we may be required to comply with these requirements and procedures. The implementation of these requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products. In addition, we may incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used in or necessary to the production of our products and, if applicable, potential changes to products, processes, or sources of supply as a consequence of such verification activities. We may also face reputational challenges if we determine that certain of our products contain minerals that are not determined to be conflict-free.

If we do not maintain required security clearances from, and comply with our agreements with, the U.S. government, we may not be able to continue to perform our obligations under contracts involving the U.S. government.

To participate in certain U.S. government programs, we expect to seek and obtain security clearances from the U.S. Department of Defense, including by establishing a U.S. entity cleared for access to classified information. Given our non-U.S. ownership, we expect to enter into a special security agreement with the U.S. government that limits certain of our operations, as required under the national security laws and regulations of the United States. If we or our employees are unable to obtain or retain necessary security clearances, we may not be able to win new business, bid on new contracts or effectively rebid on expiring contracts. As a result, our business could be materially adversely affected. Further, if we violate the terms of the special security agreement or if we are found to have materially violated U.S. law, we may be suspended or barred from participating in any government contracts, whether classified or unclassified, and we could be subject to civil or criminal penalties.

Our business is and could become subject to a wide variety of extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on our business.

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including with respect to our technology and products, employment and labor, health care, tax, privacy and data security, health and safety, and environmental issues. Laws and regulations at the German and foreign, federal, state and local levels frequently change, especially in relation to new and emerging industries, and we cannot always reasonably predict the impact of, or the ultimate cost of compliance with, current or future regulatory or administrative changes. For example, the implementation of satellite internet via radio frequency generally requires a license, which will only allot a fraction of the available spectrum and requires a costly and time-consuming application process. Laser communication is currently not regulated by the International Telecommunication Union and can therefore be used without restrictions. However, we cannot assure you that comparable regulatory provisions applicable to laser communication will not be introduced. If laser communication becomes subject to extensive regulations, this could have a material adverse effect on our business and prospects.

Changes in law or the imposition of new or additional regulations that impact our business could negatively impact our performance in various ways, including by limiting our ability to collaborate with partners or customers or by increasing our costs and the time necessary to obtain required authorization. We monitor new developments and devote a significant amount of management’s time and external resources to compliance with these laws and regulations. We cannot assure you, however, that we are and will remain in compliance with all such requirements and, even when we believe we are in compliance, a regulatory agency may determine that we are not. Failure by us, our employees, affiliates, partners or others with whom we work to comply with applicable laws and regulations could result in administrative, civil, commercial or criminal liabilities, including suspension or debarment from government contracts or suspension of our export/import privileges.

Positive market developments in the area of wireless laser communication could lead to increasingly intense political interest and influence impacting our business.

The reliable provision and expansion of critical infrastructure such as communication networks is at the core of national interests. Constellations (i.e., communications networks consisting of a large volume of platforms) could, if successful, become a cornerstone of the communication landscape of the future and we believe that laser communication technology will play a key role in these constellations. A positive development in the constellations and laser communication market could, therefore, lead to increasing political interest and influence impacting our business including, but not limited to, influence from the United States, which we consider our most important market.

Changes in laws, regulations, political leadership and environment, and/or security risks may dramatically affect our ability to conduct business in international markets, including sales to customers and purchases from suppliers. In particular, our operations may be impacted by German, U.S. or other national policies and priorities, political decisions and geopolitical relationships, any of which may be influenced by changes in the threat environment, political leadership, geopolitical uncertainties, world events, bilateral and multi-lateral relationships and economic and political factors. This is particularly relevant in light of the decision by the German government in July 2020 to ban the shipment of spaceborne laser communication terminals to customers in China, which included the shipment of our laser communication products to a Chinese customer, as a result of which we decided to exit the Chinese market. Due to the German government’s export ban, we lost a potential major market for our products and, if we do not prevail in our lawsuit before the Administrative Court of Berlin challenging the export ban, we are at significant risk of not being adequately compensated for the loss of business or at all. See “Business—Legal Proceedings.” We have only limited options for containing these risks and the occurrence and impact of any of these factors is difficult to predict, but one or more of them could have a material adverse effect on our financial position, results of operations and/or cash flows.

We may be unable to adequately protect our intellectual property and proprietary rights and prevent others from making unauthorized use of our products and technology.

Our success and competitiveness depends, in significant part, on our ability to protect our intellectual property rights, including our laser communication technology and certain other practices, tools, technologies and technical expertise we utilize in designing, developing, implementing and maintaining applications and processes used in our products. To date, we have relied exclusively on trade secrets and other intellectual property laws, non-disclosure agreements with our employees, consultants, vendors, customers and other relevant persons and other measures to protect our intellectual property, and intend to continue to rely on these and other means.

For strategic reasons, we do not protect our intellectual property by filing patent applications related to our technology, inventions and improvements. Even if we filed patent applications and patents were granted, we cannot assure you we would be fully protected against third parties as those patents may not be sufficiently broad in their coverage, may not be economically significant, or may not provide us with any competitive advantage. Competitors may be able to design around any patents and develop products that provide outcomes comparable or superior to ours. Furthermore, the filing of a patent would entail the disclosure of our know-how, and breaches of patent rights related to a wrongful use of this know-how would be difficult to enforce in the international landscape. We believe that our intellectual property strategy differs significantly from the strategies of others involved in the laser communication market, many of whom have extensive patent portfolios and rely heavily on intellectual property registrations to enforce their intellectual property rights. As a result of this discrepancy in strategy, we may be at a competitive disadvantage with respect to the strength of our intellectual property protection. Unlike others involved in the laser communication market, who generally have patents providing exclusive control over their innovations, we have no recourse against any entity that independently creates the same technology as ours or legitimately reverse-engineers our technology.

We generally enter into non-disclosure agreements with our employees, consultants and other parties with whom we have strategic relationships and business alliances. We have also entered into license agreements with various collaboration partners. We cannot, however, assure you that these agreements will be effective in controlling access to and distribution of our technology and proprietary information. Since we do not protect our intellectual property by filing patent applications, we rely on our personnel to protect our trade secrets, know-how and other proprietary information to a greater degree than we would if we had patent protection for our intellectual property. In jurisdictions in which our research and development is not protected by similar agreements, there is no protection against the manufacture and marketing of identical or comparable research and development by third parties, who are generally free to use, independently develop, and sell our developments and technologies without paying license or royalty fees. Furthermore, our former employees may perform work for our competitors and use our know-how in performing this work. As we scale our business to support serial production of our laser communication products for new customers by hiring personnel and entering into contracts with third parties, the risks associated with breaches of non-disclosure agreements, confidentiality agreements and other agreements pertaining to our technology and proprietary information will increase, and such breaches could have an adverse effect on our business and competitive position.

We may come to believe that third parties are infringing on, or otherwise violating, our intellectual property or other proprietary rights. To prevent infringement or unauthorized use, we may need to file infringement and/or misappropriation suits, which are expensive and time-consuming, could result in meritorious counterclaims against us and would distract management’s attention. In addition, in an infringement or misappropriation proceeding, a court may decide that one or more of our intellectual property rights is invalid, unenforceable, or both, in which case third parties may be able to use our technology without paying license fees or royalties. If we are unable to protect our intellectual property and proprietary rights, we may be unable to prevent competitors from using our own inventions and intellectual property to compete against us, and our business may be harmed.

We may be involved in legal proceedings based on the alleged violation of intellectual property rights, such as patent or trademark infringement claims, which may be time-consuming and incur substantial costs.

Our industry is characterized by competing intellectual property. We may, therefore, be subject to legal actions for violating intellectual property rights of others, including claims that competitors, collaborators or former employees have an interest in our trade secrets or other intellectual property, and as a result could be subject to significant litigation or licensing costs or face obstacles to selling our products.

As the number of competitors in the market for laser communication grows, the possibility of infringement claims against us increases. Established market players such as SpaceX, OneWeb, Telesat and Amazon may invest significant resources and capital to protect their intellectual property and scan the market for potential violations, and in many cases our competitors have well-developed patent and intellectual property rights strategies in place. There is generally a heightened risk that inquiries or legal proceedings based on the alleged violation of intellectual property rights are initiated by competitors that develop and test technologies similar to ours, particularly because our competitors may easily determine that we lack the ability to make counter-assertions because of our intellectual property strategy. Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can, particularly if they have substantially greater resources. Defending against such litigation is costly and time consuming due to the complexity of our technology and the uncertainty of intellectual property litigation, and would distract our management from our business. Without the protection afforded by patents, the costs we incur defending against such litigation may be greater than the costs incurred by our competitors who have received patent protection for their technologies. Furthermore, we may be required to incur greater costs than our competitors who have received patent protection for their technologies, as we lack the ability to offer cross-licensing arrangements for patents of our own. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

In the event that we become subject to a patent infringement or other intellectual property lawsuit and if the relevant patents or other intellectual property were upheld as valid and enforceable and we were found to infringe or violate those rights or the terms of a license to which we are a party, we could be prevented from selling any infringing products of ours unless we could obtain a license or were able to redesign the product to avoid infringement. If we are unable to obtain a license or successfully redesign, we might be prevented from selling our technology or products. If we are able to redesign, we may need to invest substantial resources in the redesign process. If there is an allegation or determination that we have infringed the intellectual property rights of a competitor or other person, we may be required to pay damages, a settlement or ongoing royalties, or we may be required to enter into cross-licenses with our competitors or we may be required to cease using certain technologies or abruptly change the focus of our development efforts so as to avoid infringing the rights of third parties. In any of these circumstances, we may be unable to sell our products at competitive prices or at all and our business, financial condition, results of operations, prospects and reputation could be harmed.

Furthermore, a licensor, collaborator, employee, consultant, adviser or other third party may dispute our or our licensor’s ownership of certain intellectual property rights. We seek to address these concerns in our contractual agreements; however, we may not have contractual arrangements with the party in question or these provisions may not be effective. If these provisions prove to be ineffective or if we or our licensors fail in defending any such claims, we may have to pay monetary damages and may lose valuable intellectual property rights, such as ownership of, or right to use, intellectual property, which could adversely impact our business, financial condition and results of operations.

In addition, we may be required to indemnify our customers against claims relating to the infringement of intellectual property rights of third parties related to our products. Third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers, or may be required to obtain licenses for the products or services they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

Due to the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during discovery. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a material adverse effect on the price of the ADSs. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of the ADSs.

We have been and may become involved in litigation and administrative and regulatory proceedings, which require significant attention from our management and could result in significant expense to us and disruptions to our business.

We have been and may become involved in lawsuits and administrative and regulatory proceedings relating to our business, such as commercial contract claims, proceedings initiated by public authorities or other examinations and investigations. For example, in 2020 the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) initiated an investigation against us on the grounds of the alleged omission of an ad hoc disclosure under the ad hoc disclosure obligation of Article 17 para. 1 of the European Market Abuse Regulation. On January 14, 2020, we had announced, by means of a press release published on our website, that we had entered into a new multi-million Euro contract with a space customer. BaFin argued that the conclusion of this contract would have fallen under the ad hoc disclosure obligation of Article 17 para. 1 MAR, and that the publication on our website did not satisfy this obligation. BaFin currently still upholds its view of an existing infringement of the ad hoc disclosure obligation. Should an administrative offence be found, the amount of any fine would depend on BaFin’s determination of the severity of the offence. We expect a minimum fine of at least €225,000 will be imposed. The maximum possible amount of such fine is the highest of (i) €2.5 million, (ii) 2% of our total revenue in the financial year preceding the year in which BaFin imposes a fine, and (iii) three times the amount of any commercial advantage we may have had as a result of the alleged omission of an ad hoc disclosure under the ad hoc disclosure obligation of Article 17 para. 1 MAR. See “Business—Legal Proceedings.”

Some of these proceedings may result in significant monetary damages or cause reputational harm. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any proceeding. An unfavorable outcome could materially adversely affect our business, financial condition and results of operations or limit our ability to engage in certain of our business activities. In addition, regardless of the outcome of any litigation, administrative or regulatory proceeding, such proceedings may be expensive, time-consuming, disruptive to normal business operations and require significant attention from our management.

We may be subject to claims that our employees, consultants or advisers have wrongfully used or disclosed alleged trade secrets of their former employers.

Some of our employees, consultants and advisers, including our senior management, were previously employed at other companies that are engaged in the development or production of laser communication technology or products. Some of these employees, consultants and advisers, including members of our senior management, may have executed proprietary rights, nondisclosure and/or non-competition agreements in connection with their previous employment. Although we try to ensure that these individuals do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such former employer. We are not aware of any such disclosures, or threatened or pending claims related to these matters, but in the future, litigation may be necessary to defend against such claims. If we fail in defending any such claims, we may lose valuable intellectual property rights or personnel, in addition to possibly paying monetary damages or being enjoined from conducting our business as contemplated. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Our risk management and internal control procedures may not prevent or detect violations of law.

Our business may or will be subject to various laws and regulations relating to, among other things, bribery and corruption, money laundering, antitrust and data protection, as well as export control regulations, trade and economic sanctions and embargoes on certain countries, persons, groups and/or entities, projects and/or activities. Our existing risk management and compliance processes and controls may not be sufficient to effectively prevent or detect inadequate practices, fraud and violations of law or group-wide policies by our subsidiaries, intermediaries, sales agents, employees, directors and officers. As a result, we may be exposed to legal sanctions, penalties and loss of orders as well as material harm to our reputation.

While we have procedures in place designed to ensure compliance with sanctions and other trade controls, and while we monitor our product developments closely regarding any further regulatory implications, we cannot assure you that our sanctions compliance procedures and trade controls policies will effectively prevent us from violating such laws and regulations. Unanticipated developments such as Germany’s decision to categorize our spaceborne laser communication terminals as dual-use goods (i.e., products that may have both civil and military applications) may require us to obtain new governmental approvals or licenses, which we have not anticipated, for the export of our products to countries which are not covered by the EU’s general export authorization. In addition, we cannot assure you that our compliance processes will be efficiently implemented in the future or that our subsidiaries, intermediaries, sales agents, employees, directors and officers will effectively follow these processes.

Our failure to maintain adequate internal controls, including in relation to the handling of conflicts of interest, the prevention of bribery, corruption, violations of sanctions and other trade control laws and regulations, and the handling of confidential information and information technology security, as the applicable standards regulating such internal control requirements are modified or amended from time to time, could result in violations of applicable laws, rules or regulations and adversely affect our business, financial condition and results of operations, and in particular on costs.

We may become a passive foreign investment company (“PFIC”), which could result in adverse United States federal income tax consequences to United States investors.

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year or in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (1) 75% or more of our gross income in a taxable year is passive income, or (2) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. Although we do not expect to become a PFIC, our PFIC status is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value of the ADSs and ordinary shares. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of the ADSs and ordinary shares. If we are or were to become a PFIC, such characterization could result in adverse United States federal income tax consequences and burdensome reporting requirements to a holder of ADSs if such holder is a United States investor.

We may become exposed to unforeseen tax consequences as a result of operating across borders and in multiple jurisdictions.

The more markets in which we operate, the greater our exposure to unforeseen tax consequences. Any expansion internationally would increase the tax risks we face associated with international operations, including expanded compliance with potentially conflicting and changing laws of taxing jurisdictions where we do business, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax laws.

Risks Related to the ADSs and this Offering

We cannot assure you that an active and liquid market for the ADSs will develop.

While our ordinary shares are traded on the Xetra trading system of the Frankfurt Stock Exchange, no public market has previously existed for the ADSs in the United States and we cannot assure you that a market for the ADSs will develop or be sustained after this offering. Public trading markets may also experience volatility and disruption. This may affect the pricing of the ADSs in the market, the transparency and availability of trading prices, and the liquidity of the ADSs. We cannot predict the prices at which the ADSs will trade. The public offering price for the ADSs will be determined based in large part on the market price for our ordinary shares on the Frankfurt Stock Exchange at the time of this offering. This offering price may not be indicative of the market price of the ADSs or ordinary shares after this offering. If an active trading market for the ADSs does not develop or is not sustained, investors may not be able to sell their ADSs at or above the offering price or at the time that they would like to sell.

The market price of the ADSs could fluctuate significantly, which could result in substantial losses for purchasers of the ADSs in this offering.

The stock market in general and the market for smaller technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result, you may not be able to sell your ADSs at or above the public offering price and you may lose some or all of your investment. Following this offering, the market price of the ADSs will be affected by the supply and demand for the ADSs, which may be influenced by numerous factors, many of which are beyond our control, including:

•	fluctuation in actual or projected results of operations;

•	changes in projected earnings or failure to meet securities analysts’ earnings expectations;

•	the absence of analyst coverage;

•	negative analyst recommendations;

•	changes in trading volumes in the ADSs (including by the sale of shares or ADSs granted to our employees under employee participation programs);

•	large-volume or targeted transactions by short-sellers;

•	changes in our shareholder structure;

•	changes in macroeconomic conditions;

•	the activities of competitors and sellers;

•	changes in the market valuations of comparable companies;

•	our ability to successfully finalize development of, market and commercialize our products;

•	the recruitment or departure of key management or scientific personnel or other key employees;

•	significant lawsuits, including patent, shareholder or customer litigation;

•	changes in investor and analyst perception with respect to our business or the industry in general; and

•	changes in the statutory framework applicable to our business.

As a result, the market price of the ADSs may be subject to substantial fluctuation.

In addition, general market conditions and fluctuation of share prices and trading volumes could lead to pressure on the market price of the ADSs, even if there may not be a reason for this based on our business performance or earnings outlook. Furthermore, investors in the secondary market may view our business more critically than investors in this offering, which could adversely affect the market price of the ADSs. In addition, prices for companies with a limited operating history may be more volatile compared to share prices for established companies or companies from other industries.

If the market price of the ADSs declines as a result of the realization of any of these risks, investors could lose part or all of their investment in the ADSs.

Additionally, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

The acquisition of a 20% or more voting interest in us by foreign investors requires governmental approval, which may restrict certain investments in and limit demand for the ADSs.

Pursuant to the cross-sectoral examination in Section 55 et seq. of the German Foreign Trade and Payments Ordinance (Außenwirtschaftsverordnung, “AWV”), the Federal Ministry for Economic Affairs and Energy (Bundesministerium für Wirtschaft und Energie, “BMWi”) may prohibit or restrict the acquisition of our shares or ADSs by a foreign acquirer (i.e., an investor that is resident or based outside the European Union (Unionsfremder)) if it endangers the public order or the security of Germany. According to an amendment to the AWV, which came into force on May 1, 2021, statutory notification requirements apply, inter alia, to any acquisition by a foreign acquirer of 20% or more of the voting rights of a company that develops or manufactures, among other things, goods intended for use in space or for use in space infrastructure systems as well as goods specifically required for the operation of laser communication networks, including the Company. If grounds for an objection exist, the BMWi may prohibit the direct acquirer of the ADSs from making such an acquisition within two months of the receipt of the approval request in writing or issue instructions in order to ensure the public order or security in Germany. See “Regulatory Environment—German Foreign Investment Regime.” As a result, any such requirement to obtain governmental approval or the issuance of an objection by the BMWi may restrict certain investments in the ADSs, limit demand for the ADSs, and have negative impact on the stock exchange price of the ADSs.

Following this offering, our existing shareholders (other than our existing public shareholders) will retain a significant interest in us, and their interests may conflict with ours or those of our other shareholders.

Following the completion of this offering, our existing shareholders (other than existing public holders of our ordinary shares) will continue to own approximately                 % of our outstanding share capital (or approximately                 % of our outstanding share capital if the underwriters exercise their option to purchase additional ADSs from us in full) and therefore retain a majority of the votes in our shareholders’ meeting. Our founders, members of our management and supervisory boards and known five percent shareholders, together with their affiliates, collectively own approximately 17.6% of our outstanding share capital, and following the completion of this offering will collectively own approximately                 % of our outstanding share capital (or approximately                 % of our outstanding share capital if the underwriters exercise their option to purchase additional ADSs from us in full). See “Principal Shareholders.” The interests of our existing shareholders may deviate from our interests or those of our other shareholders. Certain measures and transactions, including dividend payments, may be impossible to implement without the support of our existing shareholders. By virtue of the voting power held by our founders, management and five percent shareholders, they may have significant influence over the outcome of any corporate transaction or other matters submitted to our shareholders’ meeting for approval. In addition, some of our existing shareholders hold various interests in a number of companies and conflicts of interests may arise between these investments and our interests. Conflicts between the interests of our existing shareholders and our interests or those of our other shareholders may have a material adverse effect on our business, financial condition, results of operations and prospects.

We will incur increased costs as a result of becoming a U.S. public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a U.S. public company, and particularly if we are no longer an emerging growth company under U.S. federal securities regulation, we will incur significant legal, accounting and other expenses, including, but not limited to, costs and expenses for management board members’ and supervisory board members’ fees, increased directors and officers insurance costs, investor relations costs, and various other costs associated with being a U.S. public company. The Sarbanes-Oxley Act, applicable listing requirements and other applicable securities rules and regulations impose various requirements on U.S. public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to maintain directors and officers insurance.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur in connection therewith, or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act, or Section 404, and therefore are not required to conduct a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a U.S. public company, we will be required to comply with the SEC’s rules implementing Sections 302, 906 and 404(a) of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and attest to the effectiveness of control over financial reporting. Though we will be required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make an annual assessment of our internal control over financial reporting pursuant to Section 404(a) until the year of our second annual report required to be filed with the SEC.

To achieve compliance with Section 404 within the prescribed period, we will be engaged in documenting and evaluating our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We currently have limited accounting personnel and we have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, the overall control environment is still immature and may expose us to errors, losses or fraud. Hence, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404(a). Identification of (additional) material weaknesses once we are a U.S. public company could result in an adverse reaction among our investors due to a loss of confidence in the reliability of our financial statements. As a result, the market price of the ADSs could be negatively affected, and we could become subject to investigations by the stock exchange on which the ADSs are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm pursuant to Section 404(b). Furthermore, after the date that we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal controls over financial reporting depending on our market capitalization. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not.

The consequences of being a public company could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to adapt our internal controls or our reporting and risk management procedures to the requirements of a U.S. public company.

We will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to U.S. publicly listed companies, including requirements relating to corporate governance, internal control over financial reporting, listing standards, notification requirements and securities and investor relations issues, which will divert management attention and may prove costly. An inability to adapt our internal controls as well as our reporting and risk management procedures to the requirements of a public company could have a material adverse effect on our business, financial condition, results of operations and prospects.

In connection with the audits of our consolidated financial statements for the years ended December 31, 2019 and 2020, we identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses that were identified primarily related to (i) a lack of sufficient resources with an appropriate level of technical accounting and SEC reporting experience and clearly defined roles within our finance and accounting functions, and (ii) a lack of design and operating effectiveness of information technology general controls for information systems that are relevant to the preparation of our consolidated financial statements.

We have relied on the assistance of external service providers with expertise in these matters to assist us in the preparation of our consolidated financial statements and in our compliance with SEC reporting obligations related to this offering and expect to continue to do so while we remediate these material weaknesses. While we have initiated a remediation plan to address these material weaknesses, our control environment still needs to be improved, and as a result, we may be exposed to errors. As part of this plan, we intend to (i) implement an enterprise resource planning (“ERP”) system from SAP AG in the second half of 2021, and (ii) hire additional senior level and staff accountants to implement robust processes and provide us with additional technical expertise. In the interim, we will continue to engage third parties as required to assist with technical accounting and tax matters. While we are working to remediate the weaknesses as quickly and efficiently as possible, we cannot at this time provide an estimate of the timeframe for implementing our plan to remediate these material weaknesses. These remediation measures may be time consuming and costly, and might place significant demands on our financial and operational resources.

Neither our management nor any outside advisor has performed an evaluation of our internal control over financial reporting in accordance with the provision of the Sarbanes Oxley Act because no such evaluation has been required. Had we or an outside advisor performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes Oxley Act, additional material weaknesses may have been identified. Any failure to establish or maintain an effective system of internal controls over financial reporting or to remediate material weaknesses could limit our ability to report our financial results accurately and in a timely manner or to detect and prevent fraud. If our efforts to establish and maintain an effective system of internal controls over financial reporting fail, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and prospects could be adversely affected.

Future offerings of debt or equity securities by us could adversely affect the market price of the ADSs, and future issuances of equity securities could lead to a substantial dilution of our shareholders.

We will require additional capital in the future to finance our business operations and growth. We may seek to raise such capital through the issuance of additional equity or debt securities with conversion rights (e.g., convertible bonds and option rights). An issuance of additional equity or debt securities with conversion rights could potentially reduce the market price of the ADSs. We currently cannot predict the amounts and terms of such future offerings.

If offerings of equity or debt securities with conversion rights are made without granting preemptive rights to our existing shareholders, these offerings will dilute the economic and voting rights of our existing shareholders. Preemptive rights may be restricted or excluded by a resolution of our shareholders’ meeting or by another corporate body designated by our shareholders’ meeting. Our management board is authorized until May 13, 2026 to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time and to limit or exclude preemptive rights in connection therewith. This could cause existing shareholders to experience substantial dilution of their interest in us.

In addition, dilution may arise from the acquisition or investment by us in companies in exchange, fully or in part, for newly issued ADSs or shares, share options or conversion rights granted to our business partners or our customers as well as from the exercise of share options or conversion rights granted to our employees in the context of existing or future share option programs or the issuance of ADSs or shares to employees in the context of existing or future employee participation programs. Any future issuance of ADSs or shares could reduce the market price of the ADSs and dilute the holdings of existing shareholders.

Future sales by major shareholders, or the perception of future sales, could materially adversely affect the market price of the ADSs.

For various reasons, shareholders may sell all or some of their shares or ADSs, including in order to diversify their investments, subject to certain restrictions described below. Certain of our existing shareholders hold a substantial number of our shares, and may acquire a substantial number of the ADSs in the future after completion of this offering. In addition, we may explore a delisting of our ordinary shares from the Frankfurt Stock Exchange in the medium term taking into consideration future trading volumes, administrative costs and other factors. In case of a delisting of our ordinary shares from the Frankfurt Stock Exchange, our shareholders may seek to sell their ordinary shares on the Frankfurt Stock Exchange or deposit their ordinary shares with the depositary or the custodian for the depositary in exchange for ADSs. Sales of a substantial number of our shares or ADSs in the public market following the successful completion of the offering or the issuance by the depositary of ADSs in connection with a potential delisting from the Frankfurt Stock Exchange, or the perception that such sales or issuances might occur, could depress the market price of the ADSs and could impair our ability to raise capital through the sale of additional equity securities.

Upon completion of this offering,                  ADSs will be outstanding representing                  ordinary shares, or approximately                 % of our outstanding share capital (or                  ADSs outstanding representing                  ordinary shares, or approximately                 % of our outstanding share capital, if the underwriters exercise their option to purchase additional ADSs from us in full). The ADSs offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any ADSs that may be held or acquired by our “affiliates,” as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. In addition, following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register our ordinary shares issuable under our stock option programs. Any such registration statement on Form S-8 will become effective automatically upon filing. Accordingly, ordinary shares issued upon exercise of a share option and registered pursuant to the Form S-8 registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting and holding restrictions, as applicable, Rule 144 limitations applicable to our affiliates and the contractual lock-up provisions. See “Shares and ADSs Eligible for Future Sale.” In connection with this offering, we and the members of our management board and supervisory board have each entered into lock-up agreements pursuant to which we and they will not be permitted to sell ADSs or ordinary shares for 180 days after the date of this prospectus, without the prior consent of the representatives of the underwriters. See “Underwriting.”

We have broad discretion with respect to the use of the net proceeds from this offering and may not use them effectively.

Our management will have considerable discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of the ADSs. Shareholders may not be able to assess whether the proceeds are being used appropriately. We have not quantified or allocated any specific portion or range of the net proceeds to us for any particular purpose. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of the ADSs to decline. See “Use of Proceeds” in this prospectus.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and other reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our shares or ADSs or publishes inaccurate or unfavorable research about our business, the trading price of the ADSs may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for the ADSs could decrease, which might cause the ADS price and trading volume to decline.

We do not expect to pay any dividends in the foreseeable future.

We have not yet paid any dividends to our shareholders and do not currently intend to pay dividends for the foreseeable future. Under German law, dividends may only be distributed from our distributable profit (Bilanzgewinn) reflected in our unconsolidated financial statements (as opposed to the consolidated financial statements for us and our subsidiaries) prepared in accordance with German generally accepted accounting principles of the German Commercial Code (Handelsgesetzbuch). Such accounting principles differ from IFRS as issued by the IASB in material respects.

Our ability to pay dividends therefore depends upon the availability of sufficient net retained profits. In addition, future financing arrangements may contain covenants that impose restrictions on our ability to pay dividends. Any determination to pay dividends in the future will be at the discretion of our management board and will depend upon our results of operations, financial condition, contractual restrictions, including restrictions imposed by existing or future financing agreements, restrictions imposed by applicable laws and other factors management deems relevant.

Consequently, we do not expect to pay dividends in the foreseeable future, and as a result any return on an investment in the ADSs will be solely dependent upon the appreciation of the trading price of the ADSs, which may not occur. See “Dividend Policy” in this prospectus.

Holders of the ADSs may be subject to limitations on transfer of their ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason. As a result, you may not be able to trade or otherwise transfer your ADSs in the manner or at the time you choose. See “Description of American Depositary Shares” in this prospectus.

Holders of ADSs are not treated as shareholders of our company and the exercise of voting rights by holders of the ADSs is limited by the terms of the deposit agreement.

By participating in this offering, you will become a holder of ADSs with underlying shares in a German public company. Holders of ADSs are not treated as our shareholders, unless they withdraw the shares underlying the ADSs from the depositary. The depositary and the custodian for the depositary are the holders of the ordinary shares underlying the ADSs. Holders of ADSs, therefore, do not have any rights as shareholders of our company, other than the rights that they have pursuant to the deposit agreement.

Holders of the ADSs may exercise their voting rights with respect to the ordinary shares underlying their ADSs only in accordance with the provisions of the deposit agreement. If we ask the depositary to solicit your instructions, then upon receipt of voting instructions from a holder of the ADSs in the manner set forth in the deposit agreement, the depositary for the ADSs will endeavor to vote such holder’s underlying ordinary shares in accordance with those instructions. Under our articles of association, the minimum notice period required for convening a shareholders’ meeting corresponds to the statutory minimum period, which is currently 36 days. When a shareholders’ meeting is convened, a holder of the ADSs may not receive notice of a shareholders’ meeting sufficiently in advance of the meeting to permit such holder to withdraw the ordinary shares underlying its ADSs from the depositary to allow the holder to cast its vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to a holder of the ADSs or carry out such holder’s voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to a holder of the ADSs in a timely manner, but such holder may not receive the voting materials in time to ensure that such holder can instruct the depositary to vote the shares underlying its ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, a holder of the ADSs may not be able to exercise its right to vote and may lack recourse if the ordinary shares are not voted as requested by such holder. See “Description of American Depositary Shares” in this prospectus.

The rights of shareholders in companies subject to German corporate law differ in material respects from the rights of shareholders of U.S. corporations.

We are a stock corporation (Aktiengesellschaft) incorporated under German law, and by participating in this offering you will become a holder of ADSs representing ordinary shares of a German stock corporation. Our corporate affairs are governed by our articles of association and by the laws governing stock corporations incorporated in Germany. You should be aware that the rights of shareholders of a German stock corporation under German law differ in important respects from those of shareholders of a U.S. corporation. These differences include, in particular:

•

Under German law, certain important resolutions, including, for example, capital decreases, measures under the German Transformation Act (Umwandlungsgesetz), such as mergers, conversions and spin-offs, the issuance of convertible bonds or bonds with warrants attached and the dissolution of the German stock corporation apart from insolvency and certain other proceedings, require the vote of a 75% majority of the capital represented at the relevant shareholders’ meeting (Hauptversammlung). Therefore, the holder or holders of a blocking minority of more than 25% or, depending on the attendance level at the shareholders’ meeting, the holder or holders of a smaller percentage of the shares in a German stock corporation may be able to block any such votes, possibly to our detriment or the detriment of our other shareholders.

•

As a general rule under German law, a shareholder has no direct recourse against the members of the management board (Vorstand) or supervisory board (Aufsichtsrat) of a German stock corporation in the event that they have breached their duty of loyalty or duty of care to the German stock corporation. Apart from insolvency or other special circumstances, only the German stock corporation itself has the right to claim damages from members of the management board or the supervisory board. A German stock corporation may waive or settle such damage claims only if at least three years have passed since the violation of a duty occurred and the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the share capital represented at such meeting, unless a minority holding, in the aggregate, 10% or more of the German stock corporation’s share capital objects to the shareholder resolution approving the waiver or settlement and has its objection formally recorded in the minutes of the shareholder meeting by a German civil law notary.

For more information, we have provided summaries of relevant German corporate law and of our articles of association under “Description of Share Capital and Articles of Association.”

Holders of the ADSs may not be able to participate in any future preemptive subscription rights issues or elect to receive dividends in shares, which may cause additional dilution to their holdings.

Under German law, the existing shareholders of a stock corporation generally have a preemptive right to subscribe for shares, in proportion to the amount of shares they hold, in connection with any issuance of ordinary shares, convertible bonds, bonds with warrants, profit participation rights and participating bonds. However, a shareholders’ meeting may vote, by a majority representing at least three-quarters of the share capital represented at the meeting, to waive, or authorize the management of the company to waive (with the approval of the supervisory board), for a capital increase from authorized capital, this preemptive right provided that, from the company’s perspective, there exists good and objective cause for such waiver, especially for a capital increase of up to 10% of the share capital if the issue price of the new shares is not significantly lower than their market price.

Certain non-German shareholders may not be able to exercise their preemptive subscription rights in our future offerings due to the legislation and regulations of their home country. For example, ADS holders in the U.S. will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary need not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

Investors may have difficulty enforcing civil liabilities against us, our management board members, our supervisory board members.

Certain members of our supervisory board and management board and the experts named in this prospectus are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Germany. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Germany will depend on the particular facts of the case as well as the laws and treaties in effect at the time. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. With very narrow exceptions, proceedings in Germany would need to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action based upon the civil liability provisions of the U.S. federal securities laws against us, certain members of our supervisory board and management board and the experts named in this prospectus in a German court. The United States and Germany do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters, though recognition and enforcement of foreign judgments in Germany is possible in accordance with applicable German laws.

German and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.

As a company with its registered office in Germany, we are subject to German insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings as of June 2017. Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Germany or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for our shareholders to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

We are an emerging growth company, as defined in the Securities Act, and we cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors, given that we may rely on these exemptions.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and therefore we may take advantage of certain exemptions from reporting requirements that are applicable to public companies that are not “emerging growth companies,” including, but not limited to, presenting only limited selected financial data in the registration statement on Form F-1 of which this prospectus is a part, not being required to comply with the auditor attestation requirements of Section 404 in subsequent Annual Reports filed on Form 20-F and not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements. As a result, our shareholders may not have access to certain information that they may deem important. In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, which allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Such provisions are only applicable under U.S. GAAP. We currently prepare our financial statements in accordance with IFRS as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an “emerging growth company,” we may be able to take advantage of the benefits of this extended transition period. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.07 billion, if we issue more than $1.00 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of the ADSs held by non-affiliates exceeds $700 million as of the end of any second quarter before that time. Investors may find the ADSs less attractive because we have relied on the reporting requirement exemptions described above. If some investors find the ADSs less attractive, there may be a less active trading market for the ADSs and the price of the ADSs may become more volatile.

As a foreign private issuer, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient than those of a U.S. domestic public company.

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to German laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports with respect to their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, holders of the ADSs may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022.

In the future, we would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which would be required to include financial statements prepared under U.S. GAAP, and which would be more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future. Additionally, a loss of our foreign private issuer status would divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

As we are a foreign private issuer and intend to follow certain home country corporate governance practices, holders of the ADSs may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

•	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

•	have regularly scheduled executive sessions with only independent directors; or

•	adopt and disclose a code of ethics for directors, officers and employees.

We have relied on and intend to continue to rely on some of these exemptions. As a result, holders of the ADSs may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Upon the completion of this offering, the ADSs and ordinary shares will be listed on two separate stock markets and investors seeking to take advantage of price differences between such markets may create unexpected volatility in the price of the ADSs.

Our ordinary shares are already listed and traded on the Xetra trading system of the Frankfurt Stock Exchange. Upon completion of this offering our ordinary shares will be listed and traded on the Frankfurt Stock Exchange and the ADSs will be listed and traded on Nasdaq. While our ordinary shares and ADSs are traded on these markets, respectively, price and volume levels for our ordinary shares or ADSs could fluctuate significantly, independent of the price of the ADSs or trading volume on either market. Investors could seek to sell or buy our ordinary shares or ADSs to take advantage of any price differences between the two markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in the price of the ADSs and in the volumes of ADSs available for trading. In addition, we may explore a delisting of our ordinary shares from the Frankfurt Stock Exchange in the medium term taking into consideration future trading volumes, administrative costs and other factors. In case of a delisting of our ordinary shares from the Frankfurt Stock Exchange, our shareholders may seek to sell their ordinary shares on the Frankfurt Stock Exchange or deposit their ordinary shares with the depositary or the custodian for the depositary in exchange for ADSs as the date for our delisting on the Frankfurt Stock Exchange draws near, which could result in volatility in the trading price of the ADSs. Furthermore, following such delisting, trading in our equity securities will be available only on Nasdaq in the form of trading in the ADSs. If we are unable to continue to meet the regulatory requirements for listing on Nasdaq, we may lose our listing on the exchange, which could further impair the liquidity of the ADSs.

If we were to pay dividends, holders of the ADSs may be unable to claim tax credits with respect to, or tax refunds to reduce German withholding tax applicable to, the payment of such dividends, or such dividends may effectively be taxed twice.

As a German tax resident company, if we were to pay dividends, such dividends will be subject to German withholding tax. Currently, the applicable aggregate German withholding tax rate is 26.375% of the gross dividend (25% income tax plus 5.5% solidarity surcharge thereon). This German tax can be reduced to the applicable rate under the Treaty (as defined below), which is generally 15%, if the applicable taxpayer is eligible for such Treaty rate and files an application containing a specific German tax certificate with the German Federal Central Tax Office (Bundeszentralamt für Steuern). If such a tax certificate cannot be delivered to the ADS holder due to applicable settlement mechanics or lack of information regarding the ADS holder, holders of the ADSs may be unable to benefit from the double tax treaty relief (including “Eligible U.S. Holders” as defined under the Treaty) and may be unable to file for a credit of such withholding tax in its jurisdiction of residence. Further, the payment made to the ADS holder equal to the net dividend may, under the tax law applicable to the ADS holder, qualify as taxable income that is in turn subject to withholding, which could mean that a dividend is effectively taxed twice. There can be no guarantee that the information delivery requirement can be satisfied in all cases, which could result in adverse tax consequences for affected ADS holders. ADS holders should note that the applicable interpretation circular (Besteuerung von American Depositary Receipts (ADR) auf inländische Aktien) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen), dated May 24, 2013 (reference number IV C 1-S2204/12/10003), as amended by the circular dated December 18, 2018 (reference number IV C 1-S2204/12/10003), or the ADR Tax Circular, is not binding on German courts, and there is no certainty as to whether a German tax court will follow the ADR Tax Circular in determining the German tax treatment of the ADSs. In addition, the ADR Tax Circular does not include details on how an ADR program should be designed. If the ADSs were determined not to fall within the scope of application of the ADR Tax Circular, or a German tax court did not follow the ADR Tax Circular, and profit distributions made with respect to the ADSs were not treated as a dividend for German tax purposes, a holder of the ADSs would not be entitled to a refund of any taxes withheld on the dividends under German tax law and profit distributions made with respect to the ADSs may be effectively taxed twice.

The interpretation of the treatment of ADSs by the German tax authorities is subject to change.

The specific treatment of ADSs under German tax law is based on administrative provisions issued by the fiscal authorities, which are not codified law and are subject to change. Tax authorities may modify their interpretation and the current treatment of ADSs may change. According to the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 21, 2019, (reference number IV C 1 – S 1980-1/16/10010 :001, ADSs are not treated as capital participation (Kapitalbeteiligung) within the meaning of Section 2 para. 8 of the Investment Tax Code (Investmentsteuergesetz). This interpretation by the fiscal authorities may have adverse effects on the taxation of investors. For example, an investment fund may no longer be considered an equity fund or mixed fund within the meaning of Section 2 para. 6 and 7 of the Investment Tax Code if such fund acquires ADSs and, as result, has invested less than 50% or 25% of its assets, respectively, in capital participations.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in an action of that kind.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other ADS holders bring a claim against us or the depositary in connection with matters arising under the deposit agreement or relating to the ADSs, including claims under federal securities laws, you may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiffs in that action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial.

No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any ADS holder or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The prospectus contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar or comparable expressions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future business and financial performance, including our revenue, operating expenses and our ability to achieve profitability and maintain our future business and operating results;

•	our strategies, plans, objectives and goals, including, for example, the planned completion of the development of our products and the intended expansion of our product portfolio or geographic reach;

•	the expected start of serial production of our products and terminal production output;

•	our planned monetization of our technology and products;

•	our use of the net proceeds from the sale of ADSs by us in this offering; and

•	our expectations regarding the development of our industry, market size and the competitive environment in which we operate.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, many of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors,” the following:

•

we are a development-stage company with limited operating history and a history of significant losses and we may never be able to execute our business strategy, generate revenue or reach profitability;

•	our success and future growth are dependent upon our potential customers’ investments in the development of a market for wireless laser communication;

•	our potential customer base for the use of our products is limited;

•	we deploy innovative technologies and solutions in our products, which may not be fully functional, and the initial deployment of our products by customers could prove unsuccessful;

•	positive market developments in the area of wireless laser communication could lead to increasingly intense competition and endanger our market positioning;

•	our business is subject to the implementation of a singular industry standard guaranteeing interoperability between different laser communication products, which could be unsuccessful;

•

if a singular industry standard guaranteeing interoperability between laser communication products of different vendors were to be implemented, we could incur additional costs and lose our intellectual property protection;

•	our sales cycle can be long and complicated and requires considerable time and expense;

•	we have limited experience with order processing and are subject to internal order processing risks that could materially impact our ability to process orders;

•

we depend on third-party suppliers to provide us with components for our products, and any interruptions in supplies provided by these third-party suppliers, including due to the COVID-19 pandemic, may subject us to external procurement risks that negatively affect our business;

•

defects or performance problems in our products could result in loss of customers, reputational damage, lawsuits and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products;

•	we may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy;

•	we may not be able to obtain sufficient financing for the operations and ongoing growth of our business;

•

we are highly dependent on our senior management team and other highly qualified personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy;

•	our business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in our cyber-security;

•	we may not be able to obtain, or agree on acceptable terms and conditions for, all or a significant portion of the government grants, loans and other incentives for which we may apply;

•	we are a supplier for government programs, which subjects us to risks including early termination, audits, investigations, sanctions and penalties;

•

we are subject to regulatory risks, in particular related to evolving sanctions laws as well as governmental export controls, in a number of jurisdictions that could limit our customer base and result in higher compliance costs;

•

if we do not maintain required security clearances from, and comply with our agreements with, the U.S. government, we may not be able to continue to perform our obligations under contracts involving the U.S. government;

•

our business is and could become subject to a wide variety of extensive and evolving government laws and regulations, and failure to comply with such laws and regulations could have a material adverse effect on our business;

•	positive market developments in the area of wireless laser communication could lead to increasingly intense political interest and influence impacting our business;

•	we may be unable to adequately protect our intellectual property and proprietary rights and prevent others from making unauthorized use of our products and technology;

•

we may be involved in legal proceedings based on the alleged violation of intellectual property rights, such as patent or trademark infringement claims, which may be time-consuming and cause us to incur substantial costs;

•

we have been and may become involved in litigation and administrative and regulatory proceedings, which require significant attention from our management and could result in significant expense to us and disruptions to our business;

•	we may be subject to claims that our employees, consultants or advisers have wrongfully used or disclosed alleged trade secrets of their former employers; and

•	our risk management and internal control procedures may not prevent or detect violations of law.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus, including the uncertainties and factors discussed under “Risk Factors” and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect. All forward-looking statements made in this prospectus are qualified by these cautionary statements.

Comparison of results between current and prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $                 million (or approximately $                 million if the underwriters exercise their option to purchase additional ADSs from us in full), based on an assumed initial public offering price of $                 per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on the Frankfurt Stock Exchange on                 , 2021, based on the Euro/U.S. dollar exchange rate of €1.00 to $                 as of                 , 2021.

Each $1.00 increase (decrease) in the assumed initial public offering price per ADS would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and estimated commissions and expenses, by approximately $                 million. Each increase (decrease) of 100,000 in the number of ADSs offered by us would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and estimated commissions and expenses, by $                 million.

The principal reasons for this offering are to further fund our business, to increase our public profile and awareness, create a public market for the ADSs and facilitate our future access to public equity markets. We intend to use the net proceeds from this offering as follows:

•	approximately % to ramp-up serial production to allow for short-term product deployment within large-scale customer programs;

•	approximately % to further advance our existing products and to expand our product portfolio to support new applications and increase our addressable market;

•	approximately % for investments in additional research and development equipment to further accelerate product development in both our German and U.S. facilities;

•

approximately     % to grow our sales and marketing efforts to expand access to government and commercial customers, including the establishment of a U.S. entity cleared for access to classified information; and

•

approximately     % to repay the outstanding amount of €7.5 million and any accrued and unpaid commitment fee, interest and premium, if any, under the credit agreement entered into with three lenders for a credit line of approximately €25 million on September 15, 2021 (see also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Agreement”).

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. We cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of net proceeds will vary depending on numerous factors, including the factors described in “Risk Factors.” As a result, our management will have broad discretion in the application of the net proceeds of this offering, and investors will be relying on our judgment regarding the application of the net proceeds.

DIVIDEND POLICY

We have never paid or declared any dividends in the past, and we do not anticipate paying any dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development of our technology and products and the start of serial production as well as the further development and expansion of our business. Except as required by law, any future determination to pay dividends will be dependent upon our results of operations, financial condition, contractual restrictions and capital requirements.

All of the shares represented by the ADSs that are the subject of the offering contemplated by this prospectus will generally have the same dividend rights as all of our other outstanding shares. However, the depositary may limit distributions based on practical considerations and legal limitations. See “Description of American Depositary Shares—Dividends and Other Distributions.” Any distribution of dividends proposed by our management and supervisory boards requires the approval of our shareholders in a shareholders’ meeting. See “Description of Share Capital—Dividend Rights,” which explains in more detail the procedures we must follow and the German law provisions that determine whether we are entitled to declare a dividend.

For information regarding the German withholding tax applicable to dividends and related United States refund procedures, see “Taxation—German Taxation—German Taxation of ADSs.”

CAPITALIZATION

The table below sets forth our cash and cash equivalents and capitalization as of June 30, 2021:

•	on an actual basis;

•	on an adjusted basis to reflect the amount of €7.5 million drawn under a credit agreement entered into on September 15, 2021; and

•

on a further adjusted basis to reflect (i) the issuance and sale by us of the ADSs in this offering at an assumed initial public offering price of $                 per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on the Frankfurt Stock Exchange on                , 2021, based on the Euro/U.S. dollar exchange rate of €1.00 to $             as of                 , 2021, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and excluding the underwriters’ option to purchase additional ADSs and (ii) the application of the net proceeds of the offering to fully repay the outstanding amount of €7.5 million and any accrued and unpaid commitment fee, interest and premium, if any, under the credit agreement.

You should read this table in conjunction with our audited consolidated financial statements and notes thereto included elsewhere in this prospectus as well as “About This Prospectus,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2021
	Actual	As Adjusted(1)	As further Adjusted(2)
	(unaudited)
	(in € millions)
Cash and cash equivalents	18.4	25.9

Total debt(3)	7.9	15.4
Equity
Share capital	4.1	4.1
Capital reserves	113.9	113.9
Exchange rate differences	0.2	0.2
Accumulated deficit	(63.4)	(63.4)

Total shareholders’ equity	54.8	54.8

Total capitalization	62.7	70.2

(1)

Since June 30, 2021, we have drawn €7.5 million under a credit agreement entered into on September 15, 2021. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Agreement”. We expect to repay the drawn amount and any accrued and unpaid commitment fee, interest and premium, if any, under the credit agreement in full with the net proceeds from this offering.

(2)

A $1.00 increase or decrease in the assumed initial public offering price of $                per ADS would increase or decrease the as adjusted amount of each of cash and cash equivalents, share capital, equity attributable to the equity holders of the Company and total capitalization by approximately $                million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease in the number of ADSs sold by us in this offering by 100,000, would increase or decrease the as adjusted amount of each of cash and cash equivalents, share capital, equity attributable to the equity holders of the Company and total capitalization by approximately $                million, assuming no change in the assumed initial public offering price of $                per ADS and after deducting the estimated underwriting discounts and commissions. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

(3)	Total debt comprises current and non-current loan liabilities and lease obligations.

DILUTION

If you invest in the ADSs in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per ADS and the as adjusted net tangible book value per ADS after completion of this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net tangible book value per ADS attributable to our existing shareholders for our ordinary shares that will be outstanding immediately prior to the closing of this offering.

As of June 30, 2021, we had a historical net tangible book value of €                 million, corresponding to a historical net tangible book value of €                 per ordinary share or €                 per ADS based on an ADS to ordinary share ratio of                  to                 . Net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the number of our ordinary shares outstanding as of June 30, 2021. Net tangible book value per ADS represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the number of our ordinary shares outstanding as of June 30, 2021 converted to ADS at a ratio of                  to                 .

After giving effect to the issuance and sale of                  ADSs offered by us in the offering at an assumed initial public offering price of $                 per ADS, which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on the Frankfurt Stock Exchange on                 , 2021 based on a Euro/U.S. dollar exchange rate of €1.00 to $                 as of                 , 2021, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2021 would have been €                 million (or $                 million), representing €                 (or $                ) per ordinary share outstanding or €                 (or $                ) per ADS. This represents an immediate increase in net tangible book value of €                 (or $                ) per ordinary share or €                 (or $                ) per ADS to existing shareholders and an immediate dilution in net tangible book value of €                 (or $                ) per ordinary share or €                 (or $                ) per ADS to new investors purchasing ADSs in this offering. Dilution for this purpose represents the difference between the price per ADS paid by these purchasers and the as adjusted net tangible book value per ADS immediately after the completion of this offering.

If the underwriters exercise their option to purchase additional ADSs from us in full, our as adjusted net tangible book value per ADS after the offering would be €                 (or $                ) per ADS, representing an immediate increase in as adjusted net tangible book value per ADS of €                 (or $                ) per ADS to existing shareholders and immediate dilution of €                 (or $                ) per ADS in as adjusted net tangible book value per ADS to new investors purchasing ADSs in this offering, based on an assumed initial public offering price of $                 per ADS, which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on the Frankfurt Stock Exchange on , 2021 based on a Euro/U.S. dollar exchange rate of €1.00 to $ as of , 2021, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table illustrates this dilution to new investors purchasing ADSs in the offering, assuming either no exercise or full exercise of the underwriters’ option to purchase additional ADSs:

	No exercise		Full exercise
	(in €)	(in $)	(in €)	(in $)
Assumed initial public offering price
Historical net tangible book value per ADS as of June 30, 2021
Increase in net tangible book value per ADS attributable to investors purchasing ADSs in this offering
As adjusted net tangible book value per ADS after this offering
Dilution per ADS to new investors in this offering

The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per ADS would increase (decrease) our as adjusted net tangible book value after this offering by $                 per ADS, and the dilution in as adjusted net tangible book value to new investors by $                 per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 100,000 in the number of ADSs offered by us would increase (decrease) our as adjusted net tangible book value after this offering by $                 per ADS, and decrease (increase) the dilution to investors participating in this offering by approximately $                 per ADS, assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

To the extent we grant options or other equity awards to our employees or members of our management board or our supervisory board in the future, and those options or other equity awards are exercised in the future or other issuances of our ordinary shares are made, there will be further dilution to new investors.

The following table presents on an as adjusted basis, as of June 30, 2021, after giving effect to the issuance and sale of the ADSs in this offering, the differences between the shareholders as of June 30, 2021, the new investors with respect to the number of ADSs purchased from us, the numbers of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share at an assumed initial public offering price of $                 per ADS, which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on the Frankfurt Stock Exchange on                 , 2021 based on a Euro/U.S. dollar exchange rate of €1.00 to $                 as of                 , 2021, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and excluding the underwriters’ option to purchase additional ADSs:

	Ordinary Shares Purchased		Total Consideration			Average Price per Ordinary Share		Average Price per ADS
	Number	Percent	Amount		Percent
			(in €)	(in $)		(in €)	(in $)	(in €)	(in $)
Existing shareholders
New investors
Total

If the underwriters exercise their option to purchase additional ADSs in full, our existing shareholders would own                  ordinary shares or     % in the aggregate and our new investors would own                  ordinary shares or     % in the aggregate.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per ADS, which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on the Frankfurt Stock Exchange on                 , 2021 based on a Euro/U.S. dollar exchange rate of €1.00 to $                 as of                 , 2021, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, would increase (decrease) total consideration paid by new investors by $                 million or     %.

The number of our ordinary shares to be outstanding after this offering is based on the number of ordinary shares outstanding as of                     , 2020, and excludes any ordinary shares that may be reserved for future issuance under any performance share and stock option plans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our historical financial statements, prepared in accordance with IFRS as issued by IASB, and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements.

Overview

We believe we are a leading developer and manufacturer (in terms of production capacity) of advanced laser communication technology for aerospace communications networks in government and commercial markets. Laser communication networks provide connectivity from the sky, allowing for high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, airborne- and space-based applications. Our technology and products are designed to provide the backbone for connectivity to link satellites, high-altitude platforms, unmanned aerial vehicles, aircraft and the ground with secure wireless data transmission. We aim to industrialize laser communication by focusing on standardization and cost-efficiency. We believe that we are one of the first companies to develop laser communication technology at commercially attractive price points for use in both government and commercial markets. By leveraging our strong technical expertise and early mover advantage, we aim to become the go-to supplier for the “internet above the clouds.”

Laser communication offers significant technical and operational advantages for wireless data transmission compared to other wireless communication systems, which mostly use RF technologies to transmit information. RF-based communication is generally characterized by lower bandwidth, significant license requirements and a wide beam divergence, which makes it much more susceptible to interception. Laser communication, on the other hand, benefits from its higher bandwidth capacity, lower latency, improved security, lower power requirements and a license-free spectrum. Laser communication has achieved world record transmission rates of 13.16 terabits per second (according to the DLR), as compared to RF’s maximum transmission rate of 36 gigabits per second (according to the Facebook Connectivity Lab). Current demand for laser communication is predominantly driven by government applications in defense, surveillance, intelligence and border control, which seek to leverage the superior capabilities of laser communication. With its significant advantages and wide range of applications, laser communication is highly attractive for the development of next-generation communication networks, in particular for space and airborne applications.

We were founded in 2009 by former scientists of the DLR and have invested in developing and optimizing our laser communication technology, which we are now commercializing. We have developed pre-serial product versions of our flagship CONDOR inter-satellite link terminal and our HAWK airborne terminal, and are currently ramping up serial production to enable customers to deploy our technology at scale. We believe that we are one of a few companies offering a commercially viable laser communication terminal solution combining light weight, robustness, high data rate and high power efficiency at attractive prices. In 2020, we were awarded two contracts by Telesat and another customer for our CONDOR terminals in connection with two U.S. governmental programs launched by DARPA and the SDA, respectively. Most recently, on October 31, 2021, we entered into a strategic agreement with NG pursuant to which we will serve as a strategic supplier to NG and will exclusively develop and sell to NG jointly developed laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. We may also collaborate on the development of laser communications for aerospace and defense applications outside the space sector. Under the agreement, NG will provide us over the next five years with the opportunity to sell and provide products and/or related services to NG in the aggregate amount of $35 million. With respect to our HAWK terminals, we received an order from a major U.S. aerospace and defense company, which allows us to introduce our HAWK terminals to the U.S. government market. We believe that these contracts offer significant potential to scale the number of terminals we may provide for these government programs and allow us to gain early access to additional prospective customers. We also believe that the introduction of laser communication technology at commercially attractive price points has the potential to create a significant market for laser communication for years to come.

We aim to industrialize laser communication by focusing on developing standardized and modularized products suitable for a wide array of customers and applications. We have benefited from advancing on the learning curve with the development of the pre-serial product versions of our CONDOR and HAWK terminals, as we continuously seek to decrease the costs of deploying laser communication. By moving from singular prototype production to pre-serial production levels, we have already reduced our material costs per unit by around 80%. We are currently ramping up serial production and we expect to be able to increase production output from eleven terminals in 2020 to 50 terminals in 2021 and target a per year production rate of up to 2,000 units going forward. While the majority of our terminals produced in 2020 were used for internal and external test and demonstration campaigns, most of the units produced in 2021 are intended for customer delivery. We expect to continue to incur significant expenses related to the ramp-up of serial production, the further development of our technology and products as well as the expansion of our sales and marketing activities. We intend to use the net proceeds from this offering and, to the extent required, proceeds from future financings, to cover these expenses.

We are in the early phases of serial production and have only recently begun to monetize our technology. Our revenue amounted to €1,349 thousand for the six month period ended June 30, 2021 and €679 thousand for 2020. Our operating loss (EBIT) amounted to €16,240 thousand in the six month period ended June 30, 2021 and we reported a net loss of €16,077 thousand for the same period. In 2020, operating loss (EBIT) amounted to €19,257 thousand and we reported a net loss of €19,770 thousand. We manage our business based on our two operating segments, which are also our reportable segments in accordance with IFRS 8. Our two reportable segments include our Space segment, which currently comprises our flagship CONDOR terminal, and our Air segment, which currently comprises our flagship HAWK terminal. Our measure of segment profitability for each reportable segment is operating profit / (loss) (EBIT).

Key Factors Affecting Our Results of Operations

We believe that the factors discussed below have significantly affected our results of operations, financial position and cash flow in the historical periods for which financial information is presented in this prospectus, and that these factors will continue to have a material effect on our results of operations, financial position and cash flow in the future.

Development of the Laser Communication Market

Our ability to successfully develop and commercialize our laser communication products depends on the willingness of potential customers to invest in the development of constellations in the context of aerospace communication networks. Over the past decade, the laser communication market has started to take shape, driven by rapid technological developments in the space industry, particularly the advent of smaller, lower-cost satellites. While government remains a critical driver for further expansion of global space activities, a number of well-funded technology companies, such as Elon Musk’s SpaceX, have developed formidable commercial space capabilities. At the same time, as private sector space capabilities increase, governments have begun to realize the value of the private commercial space industry and have become increasingly supportive and reliant on private companies to catalyze innovation and advance national space objectives. The combination of increased access to capital, economies of scale, and open innovation models has driven rapid growth in the commercial space market in recent years.

Current demand for laser communication is predominantly driven by both government organizations and commercial players seeking to establish LEO aerospace communication networks. The U.S. government has been the strongest proponent to date of aerospace network capabilities and has made the development of government space architectures by using large-scale LEO constellations a priority. We believe that our business will benefit from the successful demonstration and deployment of laser communication technology primarily by the governmental sector, laying the foundation for large-scale deployment in commercial and diversified markets.

Regulatory Environment and Government Regulation

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including complex and evolving export control laws as well as economic sanctions laws promulgated by the United States, Germany and the European Union. Export control and economic sanctions laws may include prohibitions on the sale or supply of certain products to embargoed or sanctioned countries and regions, governments, persons and entities. For example, in July 2020, the German government prohibited a shipment of our CONDOR terminals to a customer in China based on the German Foreign Trade and Payments Act (Außenwirtschaftsgesetz). The ban was issued on the grounds of essential security interests, in order to prevent a disturbance of the peaceful coexistence of nations and to prevent a substantial disturbance of Germany’s foreign relations, as the CONDOR terminals would have a potential use in the fields of military reconnaissance and communication. To comply with the ban, in 2020, we terminated all business relationships with customers in China, as a result of which we suffered significant losses in revenue. Following this decision, in 2020, the German government categorized laser communication network products as dual-use goods. See “Risk Factors—Regulatory, Legal and Tax Risks—We are subject to regulatory risks, in particular related to evolving sanctions laws as well as governmental export controls, in a number of jurisdictions that could limit our customer base and result in higher compliance costs.”

In addition to such export controls laws and regulations, various countries regulate the importation of certain products, through import permitting and licensing requirements. We are also subject to international trade restrictions in certain of our markets which may impact the sale and delivery of our products going forward.

Commercialization of our Technology and Serial Production

To further drive commercialization of our technology and ramp-up serial production, we must complete the ongoing expansion of our production and development facilities, purchase and integrate related equipment, and achieve several research and development milestones. In 2020, we rented an additional production facility in Oberpfaffenhofen, Germany, which required substantial installation of manufacturing equipment that has now been completed. We also made investments in our laboratory and testing equipment, including our micro-vibration link testbed and clean room facilities. We also have incurred, and expect to continue to incur, significant costs in connection with the expansion of our facility in Los Angeles, which includes the industry’s first laser communication interoperability lab. Based on our current set-up, we expect to be able to increase production output from eleven terminals in 2020 to 50 air and space terminals in 2021 and target a per year production rate of up to 2,000 units going forward.

We will require substantial additional capital to modify our existing technology for use in related products. Until we can generate sufficient revenue from product deliveries, we expect to finance our operations through a combination of existing cash, the net cash proceeds of this offering, possible additional public offerings, debt financings, collaborations, and licensing arrangements. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our development efforts.

Customer Demand

We have received significant interest in our technology and products from a wide array of different potential customers, including, among others, government agencies, aerospace companies and private satellite providers. Within the value chain for the government aerospace communication industry, we are a sub-system supplier for system primes such as aircraft and satellite manufacturers that are prime contractors for the U.S. government. In the commercial market, we primarily contract with companies aiming to establish smaller Earth observation and surveillance constellations for our CONDOR terminals. In this context, we also enter into strategic partnership agreements with certain key customers for the further development of our products.

In 2019, we signed a contract with a commercial customer in the U.K. for certain parts of our CONDOR terminal, which we delivered in 2019. We did not have any government customers in 2019. In 2020, we received an order from a U.S. aerospace and defense company in 2020 to introduce our HAWK terminal to the U.S. governmental market. We delivered two HAWK terminals to this customer in the fourth quarter of 2020, following which our customer conducted initial system testing and demonstrations in deployment scenarios. To a limited extent, we also provided development and training services with respect to our HAWK terminals to this customer. We also sold certain components used in our CONDOR terminal to a Canadian customer and conducted a feasibility analysis for a Belgian customer in 2020. While we have not yet entered into contracts directly with the U.S. or non-U.S. governments, we consider our customers that are prime contractors for the U.S. government as government customers. Accordingly, taking into account our Belgian customer for which we conducted a feasibility analysis, we had two commercial customers and one government customer in 2020. In addition, in 2020, we were awarded two contracts by Telesat and a U.S. customer relating to our CONDOR terminals in connection with two U.S. governmental programs launched by DARPA and the SDA, respectively, for which we recognized revenue in the six months ended June 30, 2021. Most recently, on October 31, 2021, we entered into a strategic agreement with NG pursuant to which we will serve as a strategic supplier to NG and will exclusively develop and sell to NG jointly developed laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. We may also collaborate on the development of laser communications for aerospace and defense applications outside the space sector. Under the agreement, NG will provide us over the next five years with the opportunity to sell and provide products and/or related services to NG in the aggregate amount of $35 million. Our ability to generate revenue from the agreement will depend on NG being awarded the relevant government contracts.

As a result of our government track record and our first mover advantage, we have also been able to secure initial wins in the commercial market. In May 2021, we signed an MoU with Cloud Constellation, a constellation builder seeking to deploy OISLs in its planned LEO-based constellation. Based on this MoU, we will agree to sell to Cloud Constellation a certain number of our CONDOR terminals and we will also agree to grant Cloud Constellation and its partners access to our laboratory and various test facilities. On July 30, 2021, we entered into a definitive agreement with SpaceLink, a commercial constellation builder seeking to develop a MEO-based constellation that deploys OISLs to relay data for space systems in LEO. Under the SpaceLink agreement, we have agreed to develop a new laser communication terminal for SpaceLink’s satellites in MEO. We have also agreed to sell more than 40 laser communication terminals to SpaceLink, comprising such newly developed MEO terminals as well as our CONDOR terminals. Additionally, in July 2021, we signed an MoU with JR Aerospace, an Indian investment and technology company, to accelerate our entry into the Indian aerospace market. Finally, in August 2021, we received a purchase order from an undisclosed commercial customer, under which we will deliver up to 20 CONDOR terminals over four years.

We remain in active discussions with other potential customers and anticipate a considerable increase in customer demand as the constellation markets continue to develop. While initial customer orders are and will continue to be primarily used for pilot projects, we believe that following the successful initial deployment of our products, many of our customers will continue to use our products for the further rollout of their envisioned missions. The timing of receipt of revenues, if any, from projects with our customers is, however, uncertain and subject to change because many factors affect the scheduling of projects or missions. Adjustments to or cancellations of contracts may also occur.

Research & Development

Research and development activities are central to our business. In 2020, we started pre-serial production of both our HAWK and CONDOR terminals and continued to improve our products with a view to ramping up serial production. We have expanded our testing facilities for product qualification in order to be able to conduct almost all testing in-house except for radiation testing and special EMC measurements. We expect that this approach will significantly accelerate the development cycle, thereby shortening time to market for next product generations.

Under IFRS (as with U.S. GAAP), research costs are expensed. However, unlike U.S. GAAP, IFRS has broad-based guidance that requires companies to capitalize development costs, including internal costs, when certain criteria are met. In particular, internally developed intangible assets (e.g., development expenses related to a prototype) are generally capitalized and amortized under IFRS, rather than expensed as they would be under U.S. GAAP. This difference requires companies that prepare their financial statements in accordance with IFRS as issued by IASB, like us, to distinguish development activities from research activities, and to analyze whether and when the criteria for capitalizing development costs are met.

Under our accounting policies, we generally capitalize costs for the development of a technology until the time that development of such technology is completed. For our recent development projects, “AIR technology” (the technological foundation for our HAWK terminal) and “SPACE technology” (the technological foundation for our CONDOR terminal), we defined such point in time as the time of final development of a technology, followed by delivery of products based on such final technology to customers. Subsequently, all expenses incurred to maintain the value of the relevant technology are then expensed. With respect to the development of our AIR and SPACE technologies, development costs included costs for the development of certain components for use in our HAWK and CONDOR terminals, respectively. Since we completed the development of the technology for our HAWK terminal in mid-2020, all subsequent expenses incurred in connection with our AIR technology have been recognized as expenses. For our SPACE technology, we reached this milestone in March 2021. Future development costs relating to the AIR technology, SPACE technology or a new technology will only be capitalized if the requirements for capitalization under IFRS as issued by the IASB are fulfilled. The related capitalized costs of both our AIR and SPACE technologies are being amortized over their expected useful lives of 15 years. The expected useful lives of these technologies are estimated based on the experience of our laser experts and the expected product life, which is in turn determined on the basis of our own technical assessment and market studies.

In 2020, we invested a total of €14,449 thousand in research and development of our technology, of which €8,248 thousand was capitalized. We expect that our research and development expenses will increase over the next several years as we continue to modify our existing technology for use in related products and to develop other laser communication-related technologies.

In addition, protection of our intellectual property is fundamental to the long-term success of our business. We believe that our continued success depends in large part on our proprietary technology, the skills of our employees and the ability of our employees to continue to innovate and incorporate advances into our products. We rely exclusively on a combination of trade secret, copyright and trademark laws and contractual provisions with employees and third parties, to establish and protect our intellectual property rights. While our expertise in laser communication technology is critical to our success, we typically keep our inventions as trade secrets to avoid public disclosure. We do not own any patents and do not have any patent applications pending. We may incur significant losses without the protection afforded by patents. See “Risk Factors—Regulatory, Legal and Tax Risks—We may be unable to adequately protect our intellectual property and proprietary rights and prevent others from making unauthorized use of our products and technology.”

Personnel Costs

Personnel costs, which include salaries and wages as well as pensions and other social security contributions, account for a significant share of our costs. As we grow our business, we expect these costs to increase. We believe that our success depends, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly qualified personnel such as engineering, design, manufacturing and quality assurance, finance, marketing, sales and support personnel. We cannot guarantee that our efforts to retain and motivate management and key employees or attract and retain other highly qualified personnel in the future will be successful. Competition for qualified employees is intense, and our ability to hire, attract and retain such employees depends, among others things, on our ability to provide competitive compensation. This may require us to increase compensation for current and new employees over time. See “Risk Factors—Risks Related to Our Business—We are highly dependent on our senior management team and other highly qualified personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.”

Currency Fluctuations

Our reporting currency is the euro. Some of our current sales are, and we expect that a significant portion of our future sales will be, denominated in U.S. dollars. Fluctuations in foreign currency exchange rates and, in particular, the relative strength or weakness of the U.S. dollar and the euro can have a significant impact on our performance and results of operations. A weakening of the U.S. dollar against the euro could have a negative impact on results derived from sales made in U.S. dollars. Conversely, a strengthening of the U.S. dollar against the euro could have a positive impact, for example, to the extent that we use U.S. dollar revenue to pay euro denominated costs. Fluctuations in foreign currency rates could result in either a gain or a loss and could have a significant impact on our performance and results of operations. See “Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange risk and our financial position and results of operations may be negatively affected by the fluctuation of different currencies.”

Components of Our Results of Operations

Our income statement presents costs using the “nature of expense” method. In our income statement, this results in an (unnetted) gross presentation (i.e., before the deduction of any amounts capitalized) of the costs incurred broken down by type or nature of expenditure including cost of materials, personnel costs, depreciation and amortization, and other operating costs. All capitalized amounts relate to the construction of property, plant and equipment or the development of intangible assets, and are presented within the line-item Own work capitalized. This approach is common in Germany. Outside of Germany, IFRS financial statements are more commonly prepared using the cost of sales method, under which expenses are broken down not by type of expense (materials, personnel, depreciation and amortization), but by function (production, administration, sales), and capitalized costs are not included in the income statement.

The components of our results of operations include the following:

Revenue: We generate revenue from contracts with customers for the delivery of goods or the provision of services. Our goods primarily include our CONDOR and HAWK terminals and the services rendered by us mainly consist of the provision of development and training services for our terminals.

Other operating income: Other operating income comprises income from government grants.

Cost of materials: Our cost of materials includes cost for raw materials and consumables used as well as costs for services purchased.

Personnel costs: Our personnel costs consist of wages and salaries as well as social security contributions, pensions and other employee benefits. Personnel expenses corresponds to personnel costs excluding own work capitalized.

Depreciation and amortization of other intangible assets and property, plant and equipment: Depreciation and amortization of other intangible assets and property, plant and equipment includes amortization of intangible assets and depreciation of property, plant and equipment and impairments of rights of use.

Other operating costs: Our other operating costs primarily consist of legal and consulting fees, office and IT costs, selling and travel costs, rent and maintenance, other office supplies, costs for preparation and audit of financial statements and accounting expenses, other staff costs as well as administrative offense proceedings. Other operating expenses corresponds to other operating costs excluding own work capitalized.

Change in inventories of finished goods and work in progress: Change in inventories of finished goods and work in progress relates to the ongoing production of space and air terminals.

Own work capitalized: Own work capitalized consists primarily of capitalized development costs shown under internally generated intangible assets. In addition, other own work capitalized includes own work for the construction of property, plant and equipment.

Results of Operations

The following table shows information for the six months ended June 30, 2020 and June 30, 2021 and is derived from our unaudited condensed interim financial statements and the related notes thereto, which are included elsewhere in this prospectus:

	For the six months ended June 30,
	2020				2021
	(unaudited) (in € thousands)				(unaudited) (in € thousands)
	Air	Space	Group		Air	Space	Group
Revenue	0	90	90		0	1,349	1,349
Other operating income	89	141	230		24	247	271
Cost of materials(1)	(696)	(1,826)	(2,522)		(1,079)	(3,352)	(4,431)
Personnel costs(1)	(2,763)	(4,840)	(7,603)		(2,859)	(7,901)	(10,812	)(2)
Depreciation, amortization and impairment of other intangible assets and property, plant, and equipment(1)	(384)	(430)	(814)		(482)	(1,434)	(1,916)
Other operating costs(1)	(627)	(1,409)	(2,147	)(3)	(533)	(3,236)	(4,160	)(4)
Change in inventories of finished goods and work in progress	740	0	740		420	568	988
Own work capitalized(1)	1,422	3,330	4,752		0	2,471	2,471
Operating profit / loss (EBIT)	(2,219)	(4,944)	(7,274)		(4,509)	(11,288)	(16,240)
Interest and similar income	n/a	n/a	17		n/a	n/a	(7)
Net foreign exchange gain / (loss)	n/a	n/a	(36)		n/a	n/a	170
Net finance costs	n/a	n/a	(19)		n/a	n/a	163
Profit / loss before taxes (EBT)	n/a	n/a	(7,293)		n/a	n/a	(16,077)
Consolidated net profit / loss	n/a	n/a	(7,293)		n/a	n/a	(16,077)
Other comprehensive income /loss
Items which may be subsequently reclassified to profit and loss	n/a	n/a	22		n/a	n/a	(138)
Other comprehensive income / loss after tax	n/a	n/a	22		n/a	n/a	(138)
Total comprehensive income /loss	n/a	n/a	(7,271)		n/a	n/a	(16,215)

(1)

Own work capitalized is comprised of capitalized costs relating to the construction of property, plant and equipment or the development of intangible assets, which are offset by capitalized costs included in other line items as follows:

	For the six months ended June 30,
	2020			2021
	(in € thousand)			(in € thousand)
	Air	Space	Group	Air	Space	Group
Cost of materials	(583)	(1,127)	(1,710)	—	(632)	(632)
Personnel costs	(620)	(1,627)	(2,247)	—	(1,392)	(1,392)
Depreciation, amortization and impairment of other intangible assets and property, plant and equipment	(127)	(335)	(462)	—	(187)	(187)
Other operating costs	(92)	(241)	(333)	—	(260)	(260)

(2)

Includes non-segment specific expenses in the amount of €52 thousand for the IPO bonus to the members of the management board and selected employees. See also “Management—Compensation of Management Board and Supervisory Board Members—Compensation of Management Board Member.”

(3)

Includes non-segment specific expenses in the amount of €111 thousand relating to the preparation and audit of our financial statements as well as remuneration for the members of our supervisory board.

(4)

Includes non-segment specific expenses in the amount of €391 thousand relating to the preparation and audit of our financial statements as well as remuneration for the members of our supervisory board.

The following table shows information for the years ended December 31, 2019 and December 31, 2020 and is derived from our audited financial statements and the related notes thereto, which are included elsewhere in this prospectus:

	For the year ended December 31,
	2019				2020
	(in € thousands)				(in € thousands)
	Air	Space	Group		Air	Space	Group
Revenue	—	114	114		589	90	679
Other operating income	105	147	252		74	220	294
Cost of materials(1)	(926)	(1,864)	(2,790)		(2,290)	(3,931)	(6,221)
Personnel costs(1)	(3,781)	(4,585)	(9,407	)(2)	(4,923)	(11,911)	(16,834)
Depreciation, amortization and impairment of other intangible assets and property, plant, and equipment(1)	(501)	(616)	(1,117)		(666)	(1,177)	(1,843)
Other operating costs	(1,078)	(1,556)	(2,813	)(3)	(1,320)	(3,581)	(5,344	)(4)
Change in inventories of finished goods and work in progress	230	42	272		11	626	637
Own work capitalized(1)	2,184	3,227	5,411		2,102	7,273	9,375
Operating profit / loss (EBIT)	(3,767)	(5,091)	(10,078)		(6,423)	(12,391)	(19,257)
Interest and similar income	n/a	n/a	73		n/a	n/a	18
Net foreign exchange gain / (loss)	n/a	n/a	109		n/a	n/a	(531)
Net finance costs	n/a	n/a	182		n/a	n/a	(513)
Profit / loss before taxes (EBT)	n/a	n/a	(9,896)		n/a	n/a	(19,770)
Consolidated net profit / loss	n/a	n/a	(9,896)		n/a	n/a	(19,770)
Other comprehensive income / loss
Items which may be subsequently reclassified to profit and loss	n/a	n/a	(43)		n/a	n/a	367
Other comprehensive income / loss after tax	n/a	n/a	(43)		n/a	n/a	367
Total comprehensive income / loss	n/a	n/a	(9,939)		n/a	n/a	(19,403)

(1)

Own work capitalized is comprised of capitalized costs relating to the construction of property, plant and equipment or the development of intangible assets, which are offset by capitalized costs included in other line items as follows:

	For the year ended December 31,
	2019			2020
	(in € thousand)			(in € thousand)
	Air	Space	Group	Air	Space	Group
Cost of materials	(570)	(1,519)	(2,089)	(1,263)	(2,810)	(4,073)
Personnel costs	(1,239)	(1,312)	(2,551)	(621)	(3,300)	(3,921)
Depreciation, amortization and impairment of other intangible assets and property, plant and equipment	(240)	(254)	(494)	(126)	(676)	(802)
Other operating costs	(135)	(142)	(277)	(92)	(487)	(579)

(2)

Includes non-segment specific expenses in the amount of €1,041 thousand relating to a stock option agreement between a shareholder of Mynaric AG and Bulent Altan, our Chief Executive Officer and a member of our management board, which are recognized in accordance with IFRS 2.

(3)

Includes non-segment specific expenses in the amount of €179 thousand relating to the preparation and audit of our financial statements as well as remuneration for the members of our supervisory board.

(4)

Includes non-segment specific expenses in the amount of €443 thousand relating to the preparation and audit of our financial statements as well as remuneration for the members of our supervisory board.

Revenue

Comparison of the Six Month Period ended June 30, 2020 and 2021

Revenue increased significantly from €90 thousand in the six months ended June 30, 2020 to €1,349 thousand in the six months ended June 30, 2021, due to a substantial increase in revenue in our Space segment driven by sales of our CONDOR terminals. Our Air Segment generated no revenue in the six months ended June 30, 2020 and June 30, 2021.

On a regional level, revenue in our Space segment in the six months ended June 30, 2021 consisted exclusively of revenue from sales in the United States.

Comparison of the Year ended December 31, 2019 and 2020

Revenue increased significantly from €114 thousand in 2019 to €679 thousand in 2020, primarily due to a substantial increase in revenue in our Air segment driven by sales of our HAWK terminals from no revenues in 2019 to €589 thousand in 2020. This increase in our Air segment revenue was partially offset by a slight decrease in revenue by 21.1% in our Space segment from €114 thousand in 2019 to €90 thousand in 2020, mainly driven by lower customer orders that contributed to revenue in 2020.

On a regional level, revenue in our Air segment in 2020 consisted of revenue from sales in the United States and Canada. Revenue in our Space segment in 2019 and 2020 stemmed from sales in the U.K. and Belgium.

Other Operating Income

Comparison of the Six Month Period ended June 30, 2020 and 2021

Other operating income increased by 17.8% from €230 thousand in the six months ended June 30, 2020 to €271 thousand in the six months ended June 30, 2021, primarily due to an increase in income from government grants.

Comparison of the Year ended December 31, 2019 and 2020

Other operating income increased by 16.7% from €252 thousand in 2019 to €294 thousand in 2020, primarily due to an increase in income from government grants, notwithstanding that there was no other operating income in 2020 for certain other items including late payment penalties claimed.

Cost of Materials

The following table provides our cost of materials for the periods presented:

	For the year ended December 31,		For the six months ended June 30,
	2019	2020	2020	2021
	(in € thousands)		(unaudited) (in € thousands)
Cost of materials	(2,790)	(6,221)	(2,522)	(4,431)
Of which own work capitalized	2,089	4,073	1,710	632

Cost of materials excluding own work capitalized	(701)	(2,148)	(812)	(3,799)

Comparison of the Six Month Period ended June 30, 2020 and 2021

Cost of materials increased by 75.7% from €2,522 thousand in the six months ended June 30, 2020 to €4,431 thousand in the six months ended June 30, 2021, primarily due to a substantial increase of raw materials and consumables used driven by our requirements for increased quantity of materials in connection with the production of our CONDOR terminals and, more generally, the ongoing preparations for the serial production of our HAWK and CONDOR terminals. The portion of own work capitalized included in cost of materials decreased by 63.0% from €1,710 thousand in the six months ended June 30, 2020 to €632 thousand in the six months ended June 30, 2021, primarily due to the completion of the development of our AIR technology in June 2020 and our SPACE technology in March 2021. Cost of materials excluding own work capitalized increased by 367.9% from €812 thousand in the six months ended June 30, 2020 to €3,799 thousand in the six months ended June 30, 2021, primarily reflecting the substantial increase of raw materials and consumables used driven by the increased production of our CONDOR terminals.

Comparison of the Year ended December 31, 2019 and 2020

Cost of materials increased by 123.0% from €2,790 thousand in 2019 to €6,221 thousand in 2020, primarily due to a substantial increase of raw materials and consumables used from €1,208 thousand in 2019 to €4,715 thousand in 2020 driven by our requirements for increased quantity of materials in connection with the production of our CONDOR terminals and, more generally, ongoing preparations for the ramp-up of serial production of our HAWK terminals. The portion of own work capitalized included in cost of materials increased by 95.0% from €2,089 thousand in 2019 to €4,073 thousand in 2020, primarily due to an increase in capitalized development costs driven by further development of our space products. Cost of materials excluding own work capitalized increased by 206.4% from €701 thousand in 2019 to €2,148 thousand in 2020, primarily reflecting the substantial increase of raw materials and consumables used driven by the ramp-up of serial production of our HAWK terminals.

Personnel Costs

The following table provides our personnel costs for the periods presented:

	For the year ended December 31,			For the six months ended June 30,
	2019		2020	2020	2021
	(in € thousands)			(unaudited) (in € thousands)
Personnel costs	(9,407	)(1)	(16,834)	(7,603)	(10,812	)(2)
Of which own work capitalized	2,551		3,921	2,247	1,392

Personnel expenses (i.e., personnel costs excluding own work capitalized)	(6,856)		(12,913)	(5,356)	(9,420)

(1)

Includes non-segment specific expenses in the amount of €1,041 thousand relating to a stock option agreement between a shareholder of Mynaric AG and Bulent Altan, our Chief Executive Officer and a member of our management board, which are recognized in accordance with IFRS 2.

(2)

Includes non-segment specific expenses in the amount of €52 thousand for the IPO bonus to the members of the management board and selected employees. See also “Management—Compensation of Management Board and Supervisory Board Members—Compensation of Management Board Member.”

Comparison of the Six Month Period ended June 30, 2020 and 2021

Personnel costs increased by 42.2% from €7,603 thousand in the six months ended June 30, 2020 to €10,812 thousand in the six months ended June 30, 2021, primarily due to the significant increase in our headcount to support the ramp-up of our serial production for our HAWK and CONDOR products and to support the increase in our research and development as well as marketing and sales activities. Wages and salaries increased from €6,708 thousand in the six months ended June 30, 2020 to €9,274 thousand in the six months ended June 30, 2021, primarily due to the significant increase in our headcount from 143 FTEs in the six months ended June 30, 2020 to 214 FTEs in the six months ended June 30, 2021. The portion of own work capitalized included in personnel costs decreased by 38.1% from €2,247 thousand in the six months ended June 30, 2020 to €1,392 thousand in the six months ended June 30, 2021, primarily due to the completion of the development of our AIR technology in June 2020 and our SPACE technology in March 2021. Personnel expenses (i.e., personnel costs excluding own work capitalized) increased by 75.9% from €5,356 thousand in the six months ended June 30, 2020 to €9,420 thousand in the six months ended June 30, 2021.

Comparison of the Year ended December 31, 2019 and 2020

Personnel costs increased by 79.0% from €9,407 thousand in 2019 to €16,834 thousand in 2020, primarily due to the significant increase in our headcount to support the ramp-up of our research and development as well marketing and sales efforts and ramp-up of our serial production for our HAWK products. Wages and salaries increased from €8,306 thousand in 2019 to €14,710 thousand in 2020, primarily due to the significant increase in our headcount from 97.5 FTEs in 2019 to 186.6 FTEs in 2020. Share-based payments amounted to €1,125 thousand in 2020, which mainly related to the accelerated vesting of stock options due to the resignation of two former members of our management board. In 2019, share-based payments amounted to €1,146 thousand, primarily relating to the granting of stock options to Bulent Altan, our Chief Executive Officer and a member of our management board, by one of our shareholders. The portion of own work capitalized included in personnel costs increased by 53.7% from €2,551 thousand in 2019 to €3,921 thousand in 2020, primarily due to an increase in capitalized development costs driven by further development of our space products. Outpacing the total increase in personnel costs, primarily reflecting the ramp-up of commercial production and the personnel expenses (i.e., personnel costs excluding own work capitalized) increased by 88.3% from €6,856 thousand in 2019 to €12,913 thousand in 2020.

Depreciation, Amortization and Impairment of Other Intangible Assets and Property, Plant and Equipment

The following table provides our depreciation, amortization and impairment of other intangible assets and property, plant and equipment for the periods presented:

	For the year ended December 31,		For the six months ended June 30,
	2019	2020	2020	2021
	(in € thousands)		(unaudited) (in € thousands)
Depreciation, amortization and impairment of other intangible assets and property, plant and equipment	(1,117)	(1,843)	(814)	(1,916)
Of which own work capitalized	494	802	462	187

Depreciation, amortization and impairment of other intangible assets and property, plant and equipment excluding own work capitalized	(623)	(1,041)	(352)	(1,729)

Comparison of the Six Month Period ended June 30, 2020 and 2021

Depreciation, amortization and impairment of other intangible assets and property, plant and equipment increased by 135.4% from €814 thousand in the six months ended June 30, 2020 to €1,916 thousand in the six months ended June 30, 2021, primarily due to higher investments in the expansion of our development and production capacities, for which depreciation started in the period between July 1, 2020 and June 30, 2021. The increase was further driven by the initial amortization of our SPACE technology, which accounted for €358 thousand of depreciation and amortization in the six months ended June 30, 2021, and the ongoing amortization of our AIR technology, which accounted for €136 thousand of amortization in the six months ended June 30, 2021. The portion of own work capitalized included in depreciation, amortization and impairment of other intangible assets and property, plant and equipment decreased by 59.5% from €462 thousand in the six months ended June 30, 2020 to €187 thousand in the six months ended June 30, 2021, due to the completion of the development of our AIR technology in June 2020 and our SPACE technology in March 2021. Depreciation, amortization and impairment of other intangible assets and property, plant and equipment excluding own work capitalized increased by 391.2% from €352 thousand in the six months ended June 30, 2020 to €1,729 thousand in the six months ended June 30, 2021, primarily due to higher investments in the expansion of our development and production capacities, for which depreciation started in the period between July 1, 2020 and June 30, 2021.

Comparison of the Year ended December 31, 2019 and 2020

Depreciation, amortization and impairment of other intangible assets and property, plant and equipment increased by 65.0% from €1,117 thousand in 2019 to €1,843 thousand in 2020, primarily due to depreciation on investments in laboratory, research and testing facilities and the initial amortization of our AIR technology, which accounted for €157 thousand of depreciation and amortization in 2020. The portion of own work capitalized included in depreciation, amortization and impairment of other intangible assets and property, plant and equipment increased by 62.3% from €494 thousand in 2019 to €802 thousand in 2020, primarily due to increased depreciation on investments in laboratory, research and testing facilities. Depreciation, amortization and impairment of other intangible assets and property, plant and equipment excluding own work capitalized increased by 67.1% from €623 thousand in 2019 to €1,041 thousand in 2020, primarily due to the depreciation on investments in laboratory, research and testing facilities.

Other Operating Costs

The following table provides our other operating costs for the periods presented:

	For the year ended December 31,		For the six months ended June 30,
	2019	2020	2020	2021
	(in € thousands)		(unaudited) (in € thousands)
Other operating costs(1)	(2,813)	(5,344)	(2,147)	(4,160)
Of which own work capitalized	277	579	333	260

Other operating expenses (i.e., other operating costs excluding own work capitalized )	(2,536)	(4,765)	(1,814)	(3,900)

(1)

Includes non-segment specific expenses of €179 thousand in 2019, €443 thousand in 2020, €111 thousand in the six months ended June 30, 2020 and €391 thousand in the six months ended June 30, 2021, in each case relating to the preparation and audit of our financial statements as well as remuneration for the members of our supervisory board.

Comparison of the Six Month Period ended June 30, 2020 and 2021

Other operating costs increased by 93.8% from €2,147 thousand in the six months ended June 30, 2020 to €4,160 thousand in the six months ended June 30, 2021, primarily due to the increase in legal and consulting fees as well as ongoing IT costs related to the implementation of a new SAP ERP system. We also incurred higher costs relating to the purchase of services as well as tools and devices in connection with the continued expansion of our development and production capacities. The portion of own work capitalized included in other operating costs decreased by 21.9% from €333 thousand in the six months ended June 30, 2020 to €260 thousand in the six months ended June 30, 2021, primarily due to the completion of the development of our AIR technology in June 2020 and our SPACE technology in March 2021. Other operating expenses (i.e., other operating costs excluding own work capitalized) increased by 115.0% from €1,814 thousand in the six months ended June 30, 2020 to €3,900 thousand in the six months ended June 30, 2021, primarily due to the increase in legal and consulting fees as well as ongoing IT costs related to the implementation of a new SAP ERP system.

Comparison of the Year ended December 31, 2019 and 2020

Other operating costs increased by 90.0% from €2,813 thousand in 2019 to €5,344 thousand in 2020, primarily due to the increase in legal and consulting fees litigation costs, as well as reporting, auditing and accounting costs driven by reorganization considerations, preparations for this offering and ongoing IT costs due to the introduction and implementation of a new SAP ERP system. We also incurred higher costs relating to the purchase of services as well as tools and devices in connection with the continued expansion of our development and production capacities. In addition, other personnel costs increased, driven by higher recruiting costs in connection with our increase in headcount. The portion of own work capitalized included in other operating costs increased by 109.0% from €277 thousand in 2019 to €579 thousand in 2020, due to an increase in capitalized development costs driven by further development of our AIR and SPACE technologies. Other operating expenses (i.e., other operating costs excluding own work capitalized) increased by 87.9% from €2,536 thousand in 2019 to €4,765 thousand in 2020, primarily due to legal and consulting fees, litigation costs, ongoing IT costs as well as costs for preparation and audit of financial statements, and accounting costs which accounted in the aggregate for approximately 88% of the increase.

Change in Inventories of Finished Goods and Work in Progress

Change in inventories of finished goods and work in progress for the periods presented is comprised as follows:

	For the year ended December 31,		For the six months ended June 30,
	2019	2020	2020	2021
	(in € thousands)		(unaudited) (in € thousands)
Increase in inventories of work in progress	272	757	467	18
Increase in inventories finished goods	—	—	393	970
Write-downs	0	-120	-120	0
Total changes in inventories	272	637	740	988

Comparison of the Six Month Period ended June 30, 2020 and 2021

Change in inventories of finished goods and work in progress increased by 146.8% from €393 thousand in the six months ended June 30, 2020 to €970 thousand in the six months ended June 30, 2021, primarily due to ramped up production of our HAWK and CONDOR terminals.

Comparison of the Year ended December 31, 2019 and 2020

Change in inventories of finished goods and work in progress increased by 134.2% from €272 thousand in 2019 to €637 thousand in 2020, primarily due to ramped up production of our HAWK terminals in connection with a contract we entered into with a U.S. customer to introduce our HAWK product to the U.S. governmental market. This increase was partially offset by impairments with respect to two HAWK terminals in 2020 in the amount of €120 thousand due to technological improvements in our products resulting in such terminals becoming obsolete.

Own Work Capitalized

Own work capitalized for the periods presented is comprised as follows:

	For the year ended December 31,		For the six months ended June 30,
	2019	2020	2020	2021
	(in € thousands)		(unaudited) (in € thousands)
Cost of materials	2,089	4,073	1,710	632
Personnel costs	2,551	3,921	2,247	1,392
Depreciation, amortization and impairment of other intangible assets and property, plant and equipment	494	802	462	187
Other operating costs	277	579	333	260
Total	5,411	9,375	4,752	2,471

Comparison of the Six Month Period ended June 30, 2020 and 2021

Own work capitalized decreased by 48.0% from €4,752 thousand in the six months ended June 30, 2020 to €2,471 thousand in the six months ended June 30, 2021, primarily due to the final development of our SPACE technology, followed by delivery of our products based on such final technology to customers in March 2021.

Comparison of the Year ended December 31, 2019 and 2020

Own work capitalized increased by 73.3% from €5,411 thousand in 2019 to €9,375 thousand in 2020, primarily due to an increase in capitalized development costs driven by further development of our space products. In addition, own work capitalized for the construction of property, plant and equipment increased from €87 thousand in 2019 to €1,127 thousand in 2020, mainly due to the ongoing expansion of our development and production capacities in 2020, which includes our link testbed and clean room facilities.

Operating Profit / (Loss) (EBIT)

Comparison of the Six Month Period ended June 30, 2020 and 2021

Operating loss (EBIT) increased by 123.3% from €7,274 thousand in the six months ended June 30, 2020 to €16,240 thousand in the six months ended June 30, 2021, primarily due to higher investments in our development and production capacities and higher personnel costs resulting from headcount growth. The substantial increase in operating loss (EBIT) was further driven by the completion of the development of our AIR technology in mid-2020 and of our SPACE technology in March 2021 following which all expenses incurred to maintain the value of our AIR and SPACE technology have been recognized as expenses, see “—Key Factors Affecting Our Results of Operations—Research and Development.” Broken down by segment, the increase in operating loss was primarily driven by our Space segment.

In our Space segment, operating loss (EBIT) increased by 128.3% from a loss of €4,944 thousand in the six months ended June 30, 2020 to €11,288 thousand in the six months ended June 30, 2021, which was mainly due to significantly higher personnel costs and cost of purchased material and services in connection with the initial development and ongoing improvements of our space products. Furthermore, as we completed the development of our SPACE technology in March 2021, all subsequent expenses incurred in connection with our SPACE technology have been recognized as expenses, which further contributed to the increase in operating loss (EBIT) in our Space segment in the six months ended June 30, 2021.

In our Air segment, operating loss (EBIT) increased by 103.2% from a loss of €2,219 thousand in the six months ended June 30, 2020 to €4,509 thousand in the six months ended June 30, 2021, mainly due to the significantly higher personnel costs and cost of purchased material and services in connection with the initial development and ongoing improvements of our space products. The increase in operating loss (EBIT) was further impacted by the completion of the development of our AIR technology in mid-2020 following which all expenses incurred to maintain the value of our AIR technology have been recognized as expenses.

Comparison of the Year ended December 31, 2019 and 2020

Operating loss (EBIT) increased by 91.1% from €10,078 thousand in 2019 to €19,257 thousand in 2020, primarily driven by higher investments in our development and production capacities and higher personnel costs resulting from headcount growth. The substantial increase in operating loss (EBIT) was further driven by the completion of the development of our AIR technology in mid-2020 following which all expenses incurred to maintain the value of our AIR technology have been recognized as expenses, see “—Key Factors Affecting Our Results of Operations—Research and Development.” Broken down by segment, the increase in operating loss was primarily driven by our Space segment.

Operating loss (EBIT) in our Space segment increased by 143.4% from a loss of €5,091 thousand in 2019 to €12,391 thousand in 2020, mainly as a result of the significantly higher personnel costs and cost of purchased material and services in connection with the initial development and ongoing improvements of our space products.

In our Air segment, operating loss (EBIT) increased by 70.5% from a loss of €3,767 thousand in 2019 to €6,423 thousand in 2020 mainly due to the significantly higher personnel costs and cost of purchased material and services in connection with the initial development and ongoing improvements of our air products.

Net Finance Costs

Comparison of the Six Month Period ended June 30, 2020 and 2021

Net finance costs increased significantly from negative €19 thousand in the six months ended June 30, 2020 to €163 thousand in the six months ended June 30, 2021, primarily due to a positive result from foreign currency effects relating to the U.S. dollar in connection with an intercompany loan granted by us to our U.S. subsidiary.

Comparison of the Year ended December 31, 2019 and 2020

Net finance costs increased by 381.9% from €182 thousand in 2019 to negative €513 thousand in 2020, primarily due to a negative result from foreign currency effects relating to the U.S. dollar in connection with an intercompany loan granted by us to our U.S. subsidiary.

Profit / Loss before Taxes (EBT)

Comparison of the Six Month Period ended June 30, 2020 and 2021

Profit / loss before taxes (EBT) increased by 120.4% from a loss of €7,293 thousand in the six months ended June 30, 2020 to a loss of €16,077 thousand in the six months ended June 30, 2021 due to the foregoing reasons.

Comparison of the Year ended December 31, 2019 and 2020

Profit / loss before taxes (EBT) increased by 99.8% from a loss of €9,896 thousand in 2019 to a loss of €19,770 thousand in 2020 due to the foregoing reasons.

Liquidity and Capital Resources

Since our inception, we have not generated any significant revenue from the sale of our technology or products, and have incurred significant operating losses and negative cash flows from our operations. We are in the early phases of serial production and have only recently begun to monetize our technology. To date, we have primarily raised capital and funded our operations with proceeds from the sale of our ordinary shares and debt financing, and we have also received limited grants from government agencies and similar bodies like the European Union for participation in specific research and development projects. As of June 30, 2021, we had cash and cash equivalents of €18.4 million compared to €43.2 million as of December 31, 2020. Our cash and cash equivalents consist primarily of cash in bank accounts. In September 2021, we entered into a credit agreement for a credit line of approximately €25 million in September 2021 (see “—Credit Agreement”). As of October 15, 2021, we had €28 million in available liquidity primarily consisting of cash and cash equivalents and unused credit lines available as well as other highly liquid assets.

We have planned for significant increases in revenue and cash flows in 2022 as we ramp up the commercial production of our CONDOR and HAWK terminals. While some of the revenues planned for 2022 are subject to firm contractual obligations, significant amounts are not or are based on our expectations that more than the contractually agreed minimum number of terminals will be ordered by the respective customers. For example, on October 31, 2021, we entered into a strategic agreement with NG pursuant to which we will serve as a strategic supplier to NG and will exclusively develop and sell to NG jointly developed laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. Under the agreement, NG will provide us over the next five years with the opportunity to sell and provide products and/or related services to NG in the aggregate amount of $35 million. Our ability to generate revenue from the agreement will depend on NG being awarded the relevant government contracts. For more information, see “Business—Our Operations—Our Go-To-Market Strategy—Customer Awards—Strategic Agreement with Northrop Grumman.”

Furthermore, we are actively pursuing multiple commercial opportunities to sell our CONDOR and HAWK terminals to an expanding customer base. In light of the uncertainties associated with realizing our operational plan, we seek to raise sufficient financing through this offering and we are actively pursuing other options, including both equity and debt financing, to fund our operations. Our ability to raise external financing has been, and will continue to be, highly dependent on making further progress in the development of our technology and products. We believe, however, that we will be successful in raising the required financing to fund our operational and financial obligations. If we are unable to do so, these material uncertainties may cast substantial doubt on our ability to continue as a going concern.

Credit Agreement

On September 15, 2021, we entered into a credit agreement with Formue Nord Fokus A/S, Modelio Equity AB (publ) and Munkekullen 5 förvaltning AB as lenders for a credit line of approximately €25 million until March 31, 2022. Loans can be drawn in a minimum amount of €5 million subject to a drawdown fee of 1% of the utilized amount. Outstanding loans under the credit agreement bear interest at a rate of 1% per beginning 30 days. The credit agreement also requires us to pay a commitment fee totaling 6% of the aggregate commitments of approximately €25 million. The commitment fee and interest on the drawn amount are due and payable together with the repayment of the loan amount(s). The loan agreement has a maturity date of March 31, 2022 subject to an option for a one-time extension for three months. If the credit agreement is extended an extension fee of 3% of the total credit line will be added to the loan amount. The availability of the credit line terminates and all amounts outstanding thereunder become due upon the completion of a financing transaction by the Company. As of October 19, 2021, the outstanding loan amount under the credit agreement was €7.5 million.

Cash Flow Statement

The following table shows selected information taken from our cash flow statement for the years ended December 31, 2019 and 2020:

	For the year ended December 31,		For the six months ended June 30,
	2019	2020	2020	2021
			(unaudited)
	(in € thousands)		(in € thousands)
Net cash used in operating activities	(8,319)	(16,935)	(7,854)	(18,220)
Net cash used in investing activities	(7,167)	(15,010)	(6,378)	(5,972)
Net cash from financing activities	11,466	66,340	12,022	(588)
Net increase/(decrease) in cash and cash equivalents	(4,020)	34,395	(2,210)	(24,780)
Cash and cash equivalents at the beginning of the period	12,923	8,914	8,914	43,198
Cash and cash equivalents at end of period	8,914	43,198	6,700	18,444

Net cash used in operating activities

Comparison of the Six Month Period ended June 30, 2020 and 2021

Net cash used in operating activities increased from a cash outflow of €7.9 million in the six months ended June 30, 2020 to a cash outflow of €18.2 million in the six months ended June 30, 2021, mainly driven by an increase in net loss for the six months ended June 30, 2021. Changes in working capital further contributed to the higher cash outflow as inventories increased due to ongoing preparations for serial production. Adjustments for non-cash items, however, had a positive effect as they increased substantially in the six months ended June 30, 2021 compared to the six months ended June 30, 2020, mainly due to an increase in depreciation, amortization and impairments driven by the completion of the development of our AIR technology in mid-2020 and of our SPACE technology in March 2021.

Comparison of the Year ended December 31, 2019 and 2020

Net cash used in operating activities increased from a cash outflow of €8.3 million in 2019 to a cash outflow of €16.9 million in 2020, mainly driven by an increase in net loss for 2020. Adjustments for non-cash items increased substantially in 2020 compared to 2019, mainly due to an increase in depreciation, amortization and impairments driven by the completion of the development of our AIR technology as well as equity settled share-based payment transactions. Changes in working capital contributed to the higher cash outflow as inventories increased due to ongoing preparations for serial production.

Net cash used in investing activities

Comparison of the Six Month Period ended June 30, 2020 and 2021

Net cash used in investing activities decreased from a cash outflow of €6.4 million in the six months ended June 30, 2020 to a cash outflow of €6.0 million in the six months ended June 30, 2021. This decrease was partially due to the final development of our AIR and SPACE technologies which resulted in a lower cash outflow of acquisition of intangible assets. Cash outflow relating to acquisition of property, plant and equipment, however, increased from €1.6 million in the six months ended June 30, 2020 compared to €3.5 million in the six months ended June 30, 2021, primarily driven by the expansion of our development and production capacity at our production facilities.

Comparison of the Year ended December 31, 2019 and 2020

Net cash used in investing activities increased from a cash outflow of €7.2 million in 2019 to a cash outflow of €15.0 million in 2020, primarily due to an increase in cash outflow relating to acquisition of property, plant and equipment to expand development and production capacity at our production facilities, which amounted to €6.7 million in 2020 compared to €1.9 million in 2019. The increase in cash outflow was further driven by increased cash outflows for the acquisition of intangible assets to €8.3 million in 2020 compared to €5.3 million in 2019, most of which represents capitalized development costs associated with increased development and production activities in 2020.

Net cash from financing activities

Comparison of the Six Month Period ended June 30, 2020 and 2021

Net cash used in financing activities increased from a cash inflow of €12.0 million in the six months ended June 30, 2020 to a cash outflow of €0.6 million in the six months ended June 30, 2021. This was primarily due to the lack of proceeds from issue of share capital which significantly contributed to the high cash inflow in the six months ended June 30, 2020 and a decrease in proceeds from other financial assets.

Comparison of the Year ended December 31, 2019 and 2020

Net cash from financing activities increased from a cash inflow of €11.5 million in 2019 to a cash inflow of €66.3 million in 2020, primarily driven by the receipt of proceeds in the aggregate amount of €66.7 million from our private placement of new shares in February 2020, a rights offering in October 2020, the issuance of a convertible bond, which was converted into stock in December 2020, as well as an interim loan taken out in 2020. The increase was partially offset by higher payments in respect of lease liabilities relating to our new facilities, an increase in interest expense (attributable to the convertible bond), repayment of the interim loan and increased interest under IFRS 16 lease accounting rules.

Financial Liabilities

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments as of June 30, 2021:

	Carrying amount	Less than 1 year	1-5 years	More than 5 years
	(in € thousands)
Trade payables and other payables	6.512	6.512	0	0
Lease liabilities	7.935	1.295	3.969	3.251
Current other financial liabilities	80	80	0	0

Total	14.527	7.887	3.969	3.251

Changes in Accounting Policies and Disclosures

Certain new accounting standards and interpretations have been published that are not mandatory for the audited financial statements as of December 31, 2020 and have not been early-adopted by us. These standards are not expected to have a material impact on our audited financial statements in the current or future reporting periods. For information regarding changes in accounting policies, and the impact of such changes in accounting policies on our financial statements, if any, see note 3.3 to our consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, credit risk, liquidity risk, default risk, market risk, and currency and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of our exposure to these risks, see note 33 to our consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Policies and Use of Estimates and Assumptions

We prepare our financial statements in accordance with IFRS, which includes all standards issued by the IASB and related interpretations issued by the IFRS Interpretations Committee. The preparation of our audited financial statements requires us to make judgments, estimates and assumptions that affect the reported amounts in the audited financial statements. We continually evaluate our judgments and estimates in relation to assets, liabilities, contingent liabilities and expenses. We base our judgments and estimates on historical experience and on other various factors, we believe to be reasonable under the circumstances, the result of which forms the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods. For information on critical accounting policies and our use of estimates and assumptions, see note 4 to our consolidated financial statements included elsewhere in this prospectus.

Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements for the years ended December 31, 2019 and 2020, we identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses that were identified primarily related to (i) a lack of sufficient resources with an appropriate level of technical accounting and SEC reporting experience and clearly defined roles within our finance and accounting functions, and (ii) a lack of design and operating effectiveness of information technology general controls for information systems that are relevant to the preparation of our consolidated financial statements.

We have relied on the assistance of external service providers with expertise in these matters to assist us in the preparation of our consolidated financial statements and in our compliance with SEC reporting obligations related to this offering and expect to continue to do so while we remediate these material weaknesses. We have initiated a remediation plan to address these material weaknesses. As part of this plan, we intend to (i) implement an enterprise resource planning (ERP) system from SAP AG in the second half of 2021, and (ii) to hire additional senior level and staff accountants to implement robust processes and provide us with additional technical expertise. In the interim, we will continue to engage third parties as required to assist with technical accounting and tax matters. While we are working to remediate the weaknesses as quickly and efficiently as possible, we cannot at this time provide an estimate of the timeframe for implementing our plan to remediate these material weaknesses. See also “Risk Factors—Risks Related to the ADSs and this Offering—We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate the material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.”

BUSINESS

Overview

We believe we are a leading developer and manufacturer (in terms of production capacity) of advanced laser communication technology for aerospace communications networks in government and commercial markets. Laser communication networks provide connectivity from the sky, allowing for high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, airborne- and space-based applications. Our technology and products are designed to provide the backbone for connectivity to link satellites, high-altitude platforms, unmanned aerial vehicles, aircraft and the ground with secure wireless data transmission. We aim to industrialize laser communication by focusing on standardization and cost-efficiency. We believe that we are one of the first companies to develop laser communication technology at commercially attractive price points for use in both government and commercial markets. By leveraging our strong technical expertise and early mover advantage, we aim to become the go-to supplier for the “internet above the clouds.”

Laser communication offers significant technical and operational advantages for wireless data transmission compared to other wireless communication systems, which mostly use RF technologies to transmit information. RF-based communication is generally characterized by lower bandwidth, significant license requirements and a wide beam divergence, which makes it much more susceptible to interception. Laser communication, on the other hand, benefits from its higher bandwidth capacity, lower latency, improved security, lower power requirements and a license-free spectrum. Laser communication has achieved world record transmission rates of 13.16 terabits per second (according to the DLR), as compared to RF’s maximum transmission rate of 36 gigabits per second (according to the Facebook Connectivity Lab). Current demand for laser communication is predominantly driven by government applications in defense, surveillance, intelligence and border control, which seek to leverage the superior capabilities of laser communication. With its significant advantages and wide range of applications, laser communication is highly attractive for the development of next-generation communication networks, in particular for space and airborne applications.

We were founded in 2009 by former scientists of the DLR and have invested in developing and optimizing our laser communication technology, which we are now commercializing. We have developed pre-serial product versions of our flagship CONDOR inter-satellite link terminal and our HAWK airborne terminal, and are currently ramping up serial production to enable customers to deploy our technology at scale. We believe that we are one of a few companies offering a commercially viable laser communication terminal solution combining light weight, robustness, high data rate and high power efficiency at attractive prices. In 2020, we were awarded two contracts by Telesat and another customer for our CONDOR terminals in connection with two U.S. governmental programs launched by DARPA and the SDA, respectively. Most recently, on October 31, 2021, we entered into a strategic agreement with NG pursuant to which we will serve as a strategic supplier to NG and will exclusively develop and sell to NG jointly developed laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. We may also collaborate on the development of laser communications for aerospace and defense applications outside the space sector. Under the agreement, NG will provide us over the next five years with the opportunity to sell and provide products and/or related services to NG in the aggregate amount of $35 million. With respect to our HAWK terminals, we received an order from a major U.S. aerospace and defense company, which allows us to introduce our HAWK terminals to the U.S. government market. We believe that these contracts offer significant potential to scale the number of terminals we may provide for these government programs and allow us to gain early access to additional prospective customers. We also believe that the introduction of laser communication technology at commercially attractive price points has the potential to create a significant market for laser communication for years to come.

We aim to industrialize laser communication by focusing on developing standardized and modularized products suitable for a wide array of customers and applications. We have benefited from advancing on the learning curve with the development of the pre-serial product versions of our CONDOR and HAWK terminals, as we continuously seek to decrease the costs of deploying laser communication. By moving from singular prototype production to pre-serial production levels, we have already reduced our material costs per unit by around 80%. We are currently ramping up serial production and we expect to be able to increase production output from eleven terminals in 2020 to 50 terminals in 2021 and target a per year production rate of up to 2,000 units going forward. While the majority of our terminals produced in 2020 were used for internal and external test and demonstration campaigns, and most of the units produced in 2021 are intended for customer delivery.

We are in the early phases of serial production and have only recently begun to monetize our technology. Our revenue amounted to €1,349 thousand for the six month period ended June 30, 2021 and €679 thousand for 2020. Our operating loss (EBIT) amounted to €16,240 thousand in the six month period ended June 30, 2021 and we reported a net loss of €16,077 thousand for the same period. In 2020, operating loss (EBIT) amounted to €19,257 thousand and we reported a net loss of €19,770 thousand. We manage our business based on our two operating segments, which are also our reportable segments in accordance with IFRS 8. Our two reportable segments include our Space segment, which currently comprises our flagship CONDOR terminal, and our Air segment, which currently comprises our flagship HAWK terminal. Our measure of segment profitability for each reportable segment is operating profit / (loss) (EBIT). We are headquartered in Gilching, near Munich, Germany, with additional offices in Los Angeles and the Washington D.C. area, and had 200 FTEs as of March 31, 2021.

Our Market Opportunity

Globally, the need for fast, secure and ubiquitous network connectivity is growing, as existing network technologies are reaching their limits. Existing data networks, like the internet, are largely based on terrestrial infrastructure such as fiber optic networks, which provide for excellent connectivity in urban, densely populated areas but cannot be expanded infinitely, resulting in rural and remote areas often lacking reliable or secure terrestrial infrastructure access. Current alternative connectivity solutions, such as RF-based network connectivity provided by satellites in geostationary orbit, are expensive and characterized by low bandwidth and high latency connectivity, as well as limited security from hacking and spoofing. Even where broadband connectivity is available, existing network technologies are reaching their capacity limits. Over the past decade, internet traffic has grown significantly and this growth is expected to continue, driven largely by the increase in mobile internet usage and the IoT, which are to be supported by high speed, high bandwidth networks.

The increased market demand for internet connectivity requires network operators to look beyond existing communication infrastructure, with a particular focus on aerospace communication networks. Aerospace communication networks will consist of a large number of interconnected network nodes established by various platforms in air and space (such as satellites, high-altitude platforms, unmanned aerial vehicles and aircraft). We believe that laser communication will play a key role in connecting these platforms, as it offers significant advantages over traditional wireless communication systems, such as higher bandwidth capacity, low latency, improved security, lower power requirements and license-free spectrum.

Over the past decade, the laser communication market has started to take shape, driven by rapid technological developments in the space industry, particularly the advent of smaller, lower-cost satellites enabling large-scale deployment. These developments have led to greater accessibility for companies and governments to new space-based applications. While government remains a critical driver for further expansion of global space activities, a number of well-funded technology companies, such as Elon Musk’s SpaceX, have developed formidable commercial space capabilities. At the same time, as private sector space capabilities increase, governments have begun to realize the value of the private commercial space industry and have become increasingly supportive and reliant on private companies to catalyze innovation and advance national space objectives. The combination of increased access to capital, economies of scale, and open innovation models has driven rapid growth in the commercial space market in recent years. We believe that the global space industry is at an inflection point today, transitioning from a phase of discovery to phases of deployment and commercialization. We consider these developments in the broader space economy as crucial for the market for our industrialized laser communication equipment to take shape and fully materialize.

Current demand for laser communication is predominantly driven by both government organizations and commercial players seeking to establish LEO aerospace communication networks. The U.S. government has been the strongest proponent to date of aerospace network capabilities and has made the development of government space architectures using large-scale LEO constellations a priority. As privacy and security of military communication is a critical requirement for defense communications, governments seek to leverage the superior capabilities of laser communication to enable secure and stealth data exchange, battlefield connectivity, intelligence, surveillance and reconnaissance (“ISR”) data distribution and teamed systems of systems. In the future, such government space architectures are expected to move to multi-orbit “proliferated” constellations (i.e., large constellations of small satellites), particularly those based in LEO.

Just as the internet was initially developed as a defense communication network before evolving to diversified, commercial applications, we believe aerospace communication networks will serve not just government but also industry and consumer needs over the medium-term, presenting a significant market opportunity. We believe that we are currently in the early phase of a multi-decade rollout of laser communication capabilities in aerospace communication networks, which will lead to more widespread use across commercial applications such as broadband satellite, data relay, Earth observation and in-orbit data processing services. As a result, we believe that the initial deployment of our products in the government market provides a foundation for our presence in the commercial market, and believe that validation from our government customers will help position our products for future large-scale deployment.

Our Value Proposition

Our laser communication technology and products are designed to overcome the current limitations of existing communication systems in air and space. By leveraging our strong technical expertise and first mover advantage, we believe that we are well-positioned to take advantage of the current market opportunity in government driven end-markets, by building key relationships which will position us for wider deployment as technologies are adopted at scale.

Our value proposition to customers comprises the following:

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Industry-leading technology: Our laser-based communication technology utilizes an accurately steered infrared laser beam at a wavelength of approximately 1550 nanometers to transmit data wirelessly through air and allows for superior performance parameters compared to RF-based communication systems (i.e., systems utilizing radio frequencies in the electromagnetic spectrum bands). Our technology and products are designed to meet the demanding conditions of aerial and space applications and offer high performance in terms of data rate, power consumption, size and weight.

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Standardization enabling multiple use cases: Unlike traditional aerospace companies, which historically focused on developing bespoke solutions for individual customers, we seek to offer standardized and modularized products suitable for a wide array of customers and applications. Our technology is designed to serve multiple use cases and potential markets, extending beyond government to commercial and industrial use. As the market for laser communication develops over the medium- to long-term, we believe our technology will be extensible across applications, domains, and target platforms. We consider the establishment of an open industry standard as critical for diversified use of laser communications systems. We actively support cross-vendor interoperability of laser communication systems (e.g., through the establishment of our own interoperability laboratory) and were the first company to successfully demonstrate implementation of SDA’s OISL industry standard.

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Cost-efficiency: We aim to industrialize laser communication by focusing on cost-efficient solutions to decrease the costs of deploying laser communication for our customers and target markets. To this end, we seek to leverage proven industrialized processes and supply chain strategies from other industries, including the use of a “commercial off-the-shelf” strategy developed in the automotive, medical device and telecommunication industries. By advancing on the learning curve from singular prototype production to pre-serial production levels, we have already reduced our material costs per unit by around 80%. We expect to be able to further reduce both material costs and assembly costs in connection with the commencement of serial production.

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High volume terminal production capabilities: We believe that the ability to manufacture laser terminals at scale will be a key differentiator as laser communication proliferates. We recently completed installation of assembly and manufacturing equipment at a customized production facility in Oberpfaffenhofen, near Munich, enabling high volume production and are currently ramping up serial production. Based on our current set-up, we expect to be able to increase production output from eleven terminals in 2020 to 50 terminals in 2021 and target a per year production rate of up to 2,000 units going forward.

Key Investment Highlights

Significant growth potential for laser communication in government and commercial markets

We believe that the increasing need for fast, secure and ubiquitous network connectivity opens up significant growth potential for laser communication in the near- to medium-term. Current demand for laser communication is predominantly driven by government needs, with the U.S. government spearheading the adoption of laser communication technology. U.S. allies and other governments are also evaluating new technologies as part of their national objectives to modernize their space capabilities. As privacy and security of military communication is a critical requirement for defense communications, governments seek to leverage the superior capabilities of laser communication to enable secure and stealth data exchange, battlefield connectivity as well as ISR data distribution. The U.S. government has invested significantly in research and development as well as deployment of laser communication and other technologies. MarketsandMarkets estimates that the military communications market, one of the fastest growing defense segments, is expected to account for approximately $40.6 billion in spending by 2025, with total global defense spending reaching more than $2.1 trillion by 2025 (based on our assumption of a compound annual growth rate of 2%, based on historical growth rates published by the Stockholm International Peace Research Institute).

While government funding is currently driving laser communication demand, we see increasing activity in the commercial market. In particular, we expect the space segment to grow, as space-enabled broadband connectivity has become central to businesses and individuals and the need to stay connected has spread to locations that cannot readily access existing terrestrial networks. To keep pace with growing demand from underserved regions and an increasing number of applications, network operators will need to look beyond terrestrial infrastructure. The inherent capabilities of laser communication technology can help network operators address these key challenges. According to Grand View Research, the aggregate telecommunication services market is expected to increase to approximately $2.2 trillion by 2025 (based on a compound annual growth rate of 5.4%) and, according to investment manager ARK Invest, the satellite broadband market is expected to reach $50 to $100 billion in the medium term. We believe that laser communication will enable aerospace constellations in the commercial market to serve cellular backhaul (e.g., 4G/5G), automotive, infrastructure, maritime and consumer applications. For example, by establishing laser-enabled optical mesh networks through satellites in LEO or MEO, laser communication may enable such satellites to perform as virtual cell towers connecting various devices, such as ships, aircraft, cars, satellites, trains and even terrestrial cell towers, providing hundreds of kilometers of coverage radius per network node compared to only a few kilometers provided by terrestrial cell towers.

We believe that laser communication will eventually be attractive to a wide range of diversified markets across a number of industries. For example, we believe that laser communication will offer significant advantages for high quantity IoT connectivity involving significant volumes of devices and for private optical mesh networks and backbone connectivity for industries such as aviation. In addition, laser-enabled quantum key distribution (QKD) from space to on premise optical ground stations may offer widely accessible data security. Laser communication may also play a key role for broadband connectivity through high-altitude platforms (including balloons and drones) functioning as semi-permanent telecommunication platforms in the stratosphere providing regionally limited and/or temporary broadband services comparable to Facebook’s Project Aquila or Google’s Project Loon.

Multi-year government programs driving near-term adoption and technology validation

The government sector has historically been a first mover in deploying next generation technologies, and has been an early adopter of laser communication in both the space and airborne markets. In the United States, recent government efforts to develop and deploy laser communication are driven by the U.S. government’s vision of a CJADC2, the ultimate goal of which is to digitally connect all elements of the U.S. military across all five warfighting domains, consisting of air, land, sea, space and cyberspace.

The most prominent government projects currently deploying laser communication are the SDA’s NDSA, a proposed multi-layered network of small satellite constellations primarily in LEO, and DARPA’s Blackjack program, which aims to develop and validate the critical elements for a global high-speed network in LEO providing for highly connected and resilient coverage, both of which are part of the CJADC2:

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SDA’s NDSA: The NDSA will be comprised of seven layers of satellite constellations each providing a unique capability. These layers will all be tied together by a so-called “transport layer,” a low-latency data and communications proliferated “mesh network” of satellites (i.e., a decentralized network comprising various wireless nodes with each node acting as a forwarding node to transfer the data) connected through OISLs. In addition to the transport layer, the NDSA will include a “tracking layer” comprised of sensor satellites to detect and track missiles, which also will use OISLs to connect to SDA’s transport layer satellites. Laser communication is one of the most critical technologies the SDA is evaluating in connection with the NDSA, as OISLs are key to making LEO communication satellites useful. The SDA is currently working on a “Tranche 0” constellation comprising 28 satellites equipped with OISLs. The Tranche 0 constellation is designed to serve as the prototype for a number of subsequent tranches, with current plans to launch a new tranche every two years. In August 2021, the SDA issued a request for proposal soliciting bids for its “Tranche 1” constellation. Tranche 1, expected to launch in late 2024, will include a transport layer with roughly 144 data relay satellites equipped with 430 to 720 laser communication terminals (assuming three to five terminals per satellite).

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DARPA’s Blackjack program: Much of the technology that the SDA needs for its constellations is being co-developed under DARPA’s Blackjack program. Blackjack seeks to incorporate and capitalize on commercial sector advances in LEO, including the design of LEO constellations intended for broadband internet service that are designed and manufactured with previously unavailable economies of scale. DARPA has awarded more than a dozen contracts to large defense contractors and start-up companies, each working on a different technology set. As part of Phase 2 of the Blackjack program, which is currently ongoing, DARPA plans to launch several “risk reduction” flights to test laser communication with government payloads in orbit and to demonstrate OISL interoperability with different hardware.

There are numerous additional government programs in the airborne market focusing on the development of connected systems and shared networks based on different communication technologies, including laser communication. These programs include, most notably, the U.S. military’s ABMS, a military IoT being developed as one of the core elements of the CJADC2, which will enable the joint force to quickly collect, analyze and transmit data at machine speeds. The ABMS is designed to securely connect sensors, data, decision-makers and weapons across multiple domains and to enable ubiquitous connectivity and availability offering powerful capabilities for command and control. As another example, under Project Skyborg, the U.S. Air Force aims to develop a digital artificial intelligence architecture to support a family of low-cost, modular UAVs that can communicate via a network shared with manned aircraft, enabling MUM-T. In Europe, Airbus Defense and Space and its French partner Dassault Aviation are currently working on the Future Combat Air System (FCAS), a program aiming to develop a family of air systems connected by an advanced air combat cloud network. This cloud network will be designed to deliver common situational awareness by instantaneously capturing, sharing, merging and processing large amounts of data from all connected core air vehicles and unmanned platforms.

We believe that these government programs, most of which are driven by the U.S. government, are crucial for the ongoing development and implementation of aerospace communication networks in general, and laser communication systems specifically.

Well-positioned in the government market with significant program wins

While laser communication is in the early stages of development, we expect to benefit from our strong technical expertise and first mover advantage in industrializing laser communication technology, paving the way for large-scale deployment. We are deeply engaged with pioneering customers and well-positioned in the government market with respect to both of our flagship products, our CONDOR inter-satellite link terminal and HAWK airborne terminal.

Most notably, in connection with the SDA’s NDSA, in September 2020, we were awarded the first part of an expected multi-million Euro contract in the mid-seven digit range for the delivery of our CONDOR terminals to a customer for its work on Tranche 0. Initial delivery of equipment to this customer took place in first half of 2021. Tranche 0 is scheduled to be ready for demonstration in 2023. As part of our engagement in the NDSA, in 2021, we successfully demonstrated the industry’s first over-the-air transmission using an OISL terminal communicating with an independently built testbed, both of which are compliant with the SDA’s OISL industry standard. We believe that this demonstration marks a crucial milestone in the industrialization of laser communication and, as such, a first step in the technology’s widespread adoption within the satellite industry and beyond.

In October 2020, we were selected by Telesat to supply multiple units of our CONDOR terminals for Telesat’s work on DARPA’s Blackjack program. Our CONDOR terminals are scheduled to be delivered in late 2021 to Telesat’s system integrator, with the satellites scheduled to launch in 2022. As part of our engagement in the Blackjack program, we agreed to establish the industry’s first laser communication interoperability laboratory in Los Angeles that will simulate conditions in space to test interoperability between different vendors’ terminals. The interoperability laboratory is intended to help establish a common laser communication standard within the Blackjack program and potentially beyond, and assist our customers in de-risking their supply chains, which we believe can facilitate future large-volume deployment of laser communication.

Most recently, on October 31, 2021, we entered into a strategic agreement with NG pursuant to which we will serve as a strategic supplier to NG and will exclusively develop and sell to NG jointly developed laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. We may also collaborate on the development of laser communications for aerospace and defense applications outside the space sector. Under the agreement, NG will provide us over the next five years with the opportunity to sell and provide products and/or related services to NG in the aggregate amount of $35 million. For more information, see “—Strategic Agreement with Northrop Grumman.”

In 2020, we received an order for two of our HAWK terminals from a U.S. aerospace and defense customer, introducing our HAWK product to the U.S. government market. We delivered the pre-serial product versions of our HAWK terminals to this customer in the fourth quarter of 2020, and our customer has started initial system testing and demonstrations in deployment scenarios. Through this partnership, we believe that we are well-positioned to successfully introduce our HAWK terminal to other U.S. government programs.

We believe that by positioning ourselves well within initial government programs in both the space and airborne markets, we will be poised to take advantage of future government initiatives in the U.S. and the other geographies in which we operate.

Strong positioning in the commercial market, leveraging government track record

While the initial development and implementation of aerospace communication networks in general, and laser communication systems specifically, are driven by government programs, in recent years large commercial players have emerged seeking to build large constellations for establishing alternative communication networks. For example, well-funded aerospace companies such as SpaceX (Elon Musk), OneWeb, Telesat and Kuiper (Amazon) have committed substantial resources to deploying satellite mega-constellations, which are expected to be connected with each other through OISLs. SpaceX already has 12 Starlink satellites equipped with OISLs in orbit and aims to expand deployment to all Starlink satellites beginning in 2022. OneWeb announced in March 2021 that its second generation of satellites will use OISLs for interconnection. Canadian-based Telesat, an established satellite operator, and Kuiper (Amazon), have announced that they are working on a high-speed, low-latency broadband network. While a few of these companies may develop laser communication capabilities in-house, we believe that most will rely on third-party suppliers, such as us, capable of providing laser communication products that are affordable, scalable and interoperable. We regularly engage in discussions with these and other key players in the market, whether or not they seek to rely on third-party suppliers, aiming to strengthen our network of potential industry partners. We believe that by establishing strong relationships with these market participants, we can develop significant potential for future partnerships or collaborations that will utilize our products or components.

As a result of our government track record and our first mover advantage, we have also been able to secure initial wins in the commercial market. In May 2021, we signed an MoU with Cloud Constellation, a constellation builder seeking to deploy OISLs in its planned LEO-based constellation. Based on this MoU, we will agree to sell to Cloud Constellation a certain number of our CONDOR terminals and we will also agree to grant Cloud Constellation and its partners access to our laboratory and various test facilities. On July 30, 2021, we entered into a definitive agreement with SpaceLink, a commercial constellation builder seeking to develop a MEO-based constellation that deploys OISLs to relay data for space systems in LEO. Under the SpaceLink agreement, we have agreed to develop a new laser communication terminal for SpaceLink’s satellites in MEO. We have also agreed to sell more than 40 laser communication terminals to SpaceLink, comprising such newly developed MEO terminals as well as our CONDOR terminals. Additionally, in July 2021, we signed an MoU with JR Aerospace, an Indian investment and technology company, to accelerate our entry into the Indian aerospace market. Finally, in August 2021 we received a purchase order from an undisclosed commercial customer, under which we will deliver up to 20 CONDOR terminals over four years.

Beyond communication, commercial constellation operators are targeting several additional applications, including Earth observation and IoT, which may result in a number of smaller companies seeking to provide data relay, secure storage or intelligence services in this market segment. We believe that laser communication is in the early phases of widespread use across commercial applications, and we believe we are well-positioned to serve this market.

Industry leading production capabilities with flexibility to scale

We believe that the ability to manufacture laser communication terminals at scale will be a key differentiator as laser communication proliferates. We have made significant investments in our manufacturing infrastructure and have demonstrated a proven ability to manufacture both our CONDOR and HAWK terminals. Our recently completed production facility in Germany has state-of-the-art capabilities, which we believe provide an advantage versus our competitors. We have created a baseline capacity and are currently ramping up serial production. Based on our current set-up, we expect to be able to increase production output from eleven terminals in 2020 to 50 terminals in 2021 (some of which we expect to use for internal purposes to improve our production processes and product development) and target a per year production rate of up to 2,000 units going forward.

Learning curve benefits driving continued cost reductions over time

By realizing learning curve benefits as we have scaled from singular prototype production to pre-serial production, we have already reduced our material costs per unit by around 80%. We expect to be able to further reduce both material costs and assembly costs in connection with the commencement of serial production. We believe that by focusing on cost-efficient solutions and by improving our superior production capabilities, we will be able to significantly decrease the costs of deploying laser communication for our customers and target markets.

Highly skilled management team with strong industry expertise and deep relationships

We are led by a dedicated and highly skilled senior management team with significant industry experience, including at SpaceX, Boeing, SES, Iridium, Siemens, Panasonic and, in the case of our co-founder and Chief Technology Officer, at the DLR. In addition, we have assembled a world-class team of engineers and manufacturing experts who comprise our industry leading research and development team. As of March 31, 2021, we had 200 FTEs from over 40 nationalities, of which 120 FTEs were qualified engineers dedicated to research and development. We believe that the technological expertise and talent of our team allows us to industrialize and commercialize our technology and products, and that this team will provide us with a sustainable competitive advantage over time.

Our Operations

Our laser communication technology and products are designed to provide the backbone for connectivity to link satellites, aircraft, UAVs and high-altitude platform stations to the ground. We have introduced two distinct product families for laser-enabled communication in air and space, our CONDOR inter-satellite link flight terminal and our HAWK airborne flight terminal. We have a highly qualified research and development team committed to enhancing our current product portfolio and to developing our pipeline of new and complementary products. We manufacture our own products in our customized facility in southern Germany, which boasts state-of-the-art production capabilities. We source the majority of the components for our products from third-party suppliers. Although some components are manufactured to our specifications, many of our components are commercial off-the-shelf and are broadly available.

Our Products

We have two principal product families: CONDOR, an optical inter-satellite link flight terminal providing for satellite-to-satellite communications in space, and HAWK, an airborne flight terminal providing for air-to-air and air-to-ground links of airborne vehicles. We have developed and delivered pre-serial production versions of each of these products to initial customers and are currently ramping up initial serial production.

Product Roadmap

We have a strong track record of designing and manufacturing space and airborne laser communication terminals that deliver superior technological results and performance. In 2012, we developed an initial prototype of an airborne laser terminal (which we refer to as a “singleton”). With this initial prototype, we successfully demonstrated, together with Airbus, the maturity and readiness of laser communication in an air-to-ground scenario in 2013, reaching a data rate of 1.25 Gbit/s—a world record in data transmission via laser communication technology. We continuously developed and tested a variety of components and specifications to further improve our technology and completed our second prototype (singleton) in 2014, with which we conducted several internal test and demonstration missions. As a result of our continuous efforts, we developed our first demonstration prototype of our airborne laser terminal, of which we sold a number of units to initial customers, including Facebook. Following further refinement of our technology and components, we completed the development of pre-serial product versions of our flagship CONDOR and HAWK terminals in 2021 and 2020, respectively.

In addition to our flagship products, we developed demonstration prototypes of our ARMADILLO and RHINO ground stations in 2017 and 2018, respectively. Our ARMADILLO and RHINO ground stations are designed to offer high-speed access points for air-to-ground and space-to-ground communication scenarios, respectively. We sold both our ARMADILLO and RHINO prototypes to initial customers, including Facebook, for testing and demonstration purposes. In 2017, we tested, in collaboration with Facebook, our HAWK prototype in combination with our ARMADILLO prototype and reached a second world record by successfully demonstrating the viability of our technology through a series of tests culminating in a 10 Gbps air-to-ground transmission from a moving aircraft. We currently do not actively promote or market our ARMADILLO and RHINO ground stations, as use cases and demand are still emerging. In certain cases, we use these prototypes for testing and demonstration scenarios with prospective customers. As the market evolves, we believe that ground stations will play a vital role in the further development and deployment of aerospace communication networks.

The following graphic illustrates the development roadmap of our products since inception:

Space Terminals

In our Space segment, we currently offer our flagship CONDOR terminal which is designed to be attached to satellites in order to establish connections between satellites. Our CONDOR terminal provides the backbone for inter-satellite connectivity in LEO. It is capable of establishing links for inter-plane scenarios independent of satellite motion with coarse pointing assembly as well as intra-plane connections without coarse pointing assembly. Use cases for our CONDOR terminal include, among others, government and military secured communication, backbone connectivity for optical mesh networks for commercial satellite constellations and in-orbit optical relay links for surveillance and Earth observation satellites.

The following graphic illustrates the main characteristics of our CONDOR terminal:

We started pre-serial production of our CONDOR terminals for internal testing and qualification purposes in 2020. Initial delivery of equipment to a customer took place in first half of 2021.

By leveraging our SPACE technology, we recently entered into a definitive agreement with SpaceLink to develop a new spaceborne laser communication terminal for SpaceLink’s satellites in MEO. These MEO terminals will be designed to relay data within SpaceLink’s MEO constellation as well as from MEO satellites to space systems in LEO. In developing our new MEO terminals, we will focus on unit design and qualification, including component selection and radiation testing, to meet SpaceLink’s mission, system and programmatic requirements.

Air Terminals

In our Air segment, we currently offer our flagship HAWK terminal for air operations, which is installed on airborne vehicles and provides high-speed laser connections between aircraft, balloons, drones and other UAVs. Our HAWK terminal is designed for air-to-air and air-to-ground scenarios by using advanced sensor technology. Use cases include, among others, ultra-secure connectivity for ISR missions of UAVs in defense theaters, the establishment of temporary or regionally limited optical mesh networks to provide broadband connectivity and general high-speed UAV connectivity for government and commercial applications.

The following graphic illustrates the main characteristics of our HAWK terminal:

We started pre-serial production of our HAWK terminals in 2020 with initial production units used for internal testing and qualification purposes. Customer-led testing campaigns started in late 2020 and are expected to continue throughout 2021.

Our Go-To-Market Strategy

We are a sub-system supplier in the aerospace communication industry providing products to system primes, such as aircraft and satellite manufacturers, and in certain cases (such as with Telesat) to system operators. We aim to influence both the system primes who build the satellite constellations and the system operators who make the ultimate decisions to deploy laser terminals.

The following graphic illustrates our position as sub-system supplier in the aerospace communication industry:

Currently, our largest market is North America, specifically the United States. We also focus on selling our products into select other countries such as Israel, Japan, Korea and India and Western European countries. Over time, we believe that additional potential markets may develop across the globe.

Customer Acquisition

We seek to generate sales leads and acquire new customers through our established relationships in the industry, direct sales efforts, trade show attendance, general marketing efforts and public relations. We generally aim to establish relationships with potential customers early in their decision-making processes through our participation in test or demonstration missions, as we believe that this will provide us early insights into customer needs and market developments.

We have a diverse network across the government market, including relationships with a number of system primes who contract with government agencies for the installation and integration of large space- and airborne-based communication systems. To participate in certain U.S. government programs, we may establish a U.S. entity cleared for access to classified information. We believe that our recent government and commercial contract wins and the successful demonstration of OISL interoperability in accordance with the SDA’s industry standard will help us further deepen our network and enable us to engage in leading government projects aiming to develop and deploy laser communication networks.

We also seek to leverage our established government relationships to drive engagement with potential commercial customers. In the commercial market, we target companies aiming to establish smaller Earth observation and surveillance constellations for our CONDOR terminals. For our HAWK terminals, we focus on UAV and unmanned aircraft system builders who work with customers requiring significant data and increased bandwidth for their applications. As in the government market, we also seek to establish and advance our relationships with system primes, which focus on integrating new technologies and products into existing airframes of vehicles manufactured by third parties.

In addition to our direct sales and marketing activities, we have developed a global network of distributors for our airborne laser-based communication products. For example, for our HAWK terminal, we have distribution relationships in Australia, Israel and Japan and we are actively working to establish additional partnerships in other jurisdictions, such as India and South America.

Sales Cycle

The typical sales cycle for our products in the government market includes a pre-sale process to define a potential customer’s needs and budget. While certain customers may choose, or be required, to conduct a RfI or RfP process, allowing several companies to openly bid for the project, we focus on developing relationships with potential customers early in their decision-making processes, positioning us to avoid RfP processes where possible. In our response to these RfIs and RfPs, we offer potential customers specific commercial solutions covering detailed technical and commercial explanations as well as details on production capacities and ramp-up strategies. Proposals are evaluated based on various criteria, including technical requirements, reliability, associated risk and successful track-record of the manufacturer, and price. If we are selected, we enter into negotiations and, if successful, ultimately receive a purchase order from the customer. Many purchase orders allow for or require phased delivery of products over several months or years, with payments being made following delivery or achievement of other milestones. Through our participation in these processes, we have developed an extensive library of materials and processes for responding effectively and efficiently in a timely manner. The entire sales process can take anywhere from a few months to over a year.

The sales process for our products for commercial applications depends on the individual customer and the size and structure of a project. Our sales team often engages in detailed discussions with potential customers to define the customer’s needs and budget. Following these discussions, we typically either sign an MoU or a term sheet or directly negotiate long-form agreements. From time to time, in particular with respect to large, established customers, we may also be required to participate in RfI or RfP processes. As with sales in the government market, the entire commercial sales process may take from a few months to over a year.

Customer Awards

Government Market

In September 2020, we were awarded the first part of an expected multi-million Euro contract in the mid-seven digit range for the delivery of our CONDOR terminals to a customer for its work on Tranche 0. Initial delivery of equipment to this customer took place in the first half of 2021. As part of this program, we successfully cooperated with the U.S. Naval Research Laboratory in connecting OISL standard-compliant modems via optical fiber in an R&D environment. This is, to our knowledge, the first successful interoperability demonstration between two independently developed implementations of laser communication under the SDA’s OISL standard communications protocol.

Additionally, in October 2020, we were selected by Telesat to supply multiple units of our CONDOR terminals for Telesat’s work (as system operator) on DARPA’s Blackjack Track B program. The terminals are scheduled to be delivered in 2021 to DARPA’s Blackjack system integrator, with satellites scheduled to launch in 2022. Through this mission, Telesat aims to demonstrate the capabilities, as well as the interoperability, of laser communication products from different vendors. As part of this program, we have agreed to establish the industry’s first interoperability laboratory in Los Angeles that will simulate conditions in space to test interoperability between different laser communication terminals.

In October 2021, we entered into a strategic agreement with NG pursuant to which we will serve as a strategic supplier to NG and will exclusively develop and sell to NG jointly developed laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. We may also collaborate on the development of laser communications for aerospace and defense applications outside the space sector. For more information, see “—Strategic Agreement with Northrop Grumman.”

In April 2020, we received an order for HAWK terminals from a major U.S. aerospace and defense company. We delivered pre-serial product versions of our HAWK terminals to this customer in the fourth quarter of 2020, following which our customer conducted initial system testing and demonstrations in deployment scenarios. We continue to work with this customer to expand the mission scope of our HAWK product in airborne scenarios.

Commercial Market

As a result of our government track record and our first mover advantage, we have also been able to secure initial wins in the commercial market. In May 2021, we signed an MoU with Cloud Constellation, a constellation builder seeking to deploy OISLs in its planned LEO-based constellation. Based on this MoU, we will agree to sell to Cloud Constellation a certain number of our CONDOR terminals and we will also agree to grant Cloud Constellation and its partners access to our laboratory and various test facilities. On July 30, 2021, we entered into a definitive agreement with SpaceLink, a commercial constellation builder seeking to develop a MEO-based constellation that deploys OISLs to relay data for space systems in LEO. Under the SpaceLink agreement, we have agreed to develop a new laser communication terminal for SpaceLink’s satellites in MEO. We have also agreed to sell more than 40 laser communication terminals to SpaceLink, comprising such newly developed MEO terminals as well as our CONDOR terminals.

Additionally, in July 2021, we signed an MoU with JR Aerospace, an Indian investment and technology company, to accelerate our entry into the Indian aerospace market. Finally, in August 2021 we received a purchase order from an undisclosed commercial customer, under which we will deliver up to 20 CONDOR terminals over four years.

Strategic Agreement with Northrop Grumman

On October 31, 2021, we entered into a strategic agreement with Northrop Grumman International Trading, Inc. (NG) setting forth the terms for a strategic collaboration primarily in the space arena (the “Strategic Agreement”). We and NG signed the Strategic Agreement based upon a shared interest in accelerating the growth, development, adoption and innovation of laser communication solutions primarily for aerospace and defense applications, including air, space, ground, maritime, and undersea with a near-term emphasis on the space arena for the U.S. government’s needs and missions. Under the Strategic Agreement, we will serve as a strategic supplier to NG, granting NG assured and preferred access and pricing to our products and services.

As part of the agreement, we have agreed with NG to exclusively develop and sell to NG customized laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. The agreement does not restrict our ability to jointly develop or sell products in any other market segment or to sell our off-the-shelf products to any customer.

Under the Strategic Agreement, NG has agreed to provide us with an annual minimum awards opportunity to sell and provide to NG our jointly developed products or our off-the-shelf products and/or related services. Over the term of the agreement, the cumulative annual awards opportunity shall amount to at least USD 35 million.

The Strategic Agreement has a term of five (5) years. We are entitled to terminate the agreement under certain circumstances, including if NG fails to offer us the relevant minimum annual awards opportunity in a given year. NG is entitled to terminate the Strategic Agreement if we fail to perform our obligations under the Strategic Agreement subject to a cure period or if there has occurred any material adverse change to our capabilities or other attributes that would impact our reputation or ability to perform under the agreement. We may not assign the agreement without NG’s prior consent. In case of a change of control, NG is entitled to terminate the agreement.

Our Technology

Laser communication is a highly attractive broadband technology providing for fast, secure and reliable data transmission. Due to the nature of the laser and the small divergence angle of the transmitter, detecting and intercepting laser beams is difficult, making laser communication more secure than existing RF-based wireless systems. In contrast, RF waves are characterized by a much wider beam divergence, and in certain cases even spread spherically, which opens up a broader area for the detection, interception, manipulation, theft and interruption of data. The secure nature of laser communication is key for governments and commercial players seeking to deploy laser communication as part of the next generation of satellite constellations.

The graphic below illustrates the advantages of laser communication versus existing RF-based communication technology in terms of security due to the nature of the laser’s beam size:

While a narrow laser beam is advantageous for thwarting detection, interception and exploitation, it requires higher precision in aligning sending and receiving stations compared to RF technologies. Accordingly, when used in connection with moving objects such as aircraft and satellites, the laser beam needs to be continuously retraced and repositioned between the moving platforms. The alignment mechanism we have developed for our CONDOR and HAWK terminals overcomes this challenge by utilizing two stages of steerable mirrors for the coarse and fine pointing mechanism, respectively. Our laser-based communication system utilizes an accurately steered infrared laser beam at a wavelength of approximately 1550 nanometers to transmit data wirelessly and allows for superior performance parameters compared to competing RF-based communication systems (i.e., systems utilizing radio frequencies in the electromagnetic spectrum bands).

The graphic below illustrates the technological benefits of laser communication compared to existing RF-based communication technologies in terms of distance, data and bandwidth:

Research & Development and Engineering

Research & development is critical to our business strategy. We have developed strong in-house capabilities in product design, engineering, testing and quality assurance, covering the entire research and development process from conception to completion. We are committed to investing in a robust research and development program to enhance our current product portfolio and to develop our pipeline of new and complementary products.

Our research & development activities were initially based on a license granted to us by the DLR under a cooperation and licensing agreement entered into in 2013. Under this agreement, the DLR granted us a non-exclusive, non-assignable and non-sublicensable limited license for two of DLR’s patents, a software program and know-how related to ground and flight terminals for optics-free communication. In a subsequent amendment, we were granted an exclusive license for certain applications, which include ground-based optical communications, air-based optical communications and ground-air communications. We pay annual license fees under our agreement with the DLR. The agreement will terminate on December 31, 2027. Given the rapid technological developments in our industry and the limited extent of our current reliance on this license, we do not expect that we will need this license for development of our products going forward and accordingly we currently do not intend to seek an extension of this agreement beyond its termination date.

We also collaborate with research institutes for the development and manufacture of certain optical components and products. For example, in cooperation with a German technology research institute, we have developed a metal telescope primarily for use in our CONDOR terminal that allows us to significantly reduce costs compared to alternative components. We are currently working on expanding our manufacturing capabilities to bring the telescope production for our CONDOR terminal in-house in the near-term. For our HAWK terminals, we have been working on the development of an ultra-sensitive photo diode in cooperation with a French research institute, which is designed to convert fast optical pulses into corresponding electrical signals for optical measurement. Through its superior sensitivity capabilities, our photo diode will allow us to use more standardized versions of other optical components in our products, reducing overall system complexity and cost. We expect to be able to implement this ultra-sensitive photo diode into our HAWK terminals in the near term. Additionally, by leveraging “commercial off-the-shelf” components developed in the telecommunication industry, we seek to further develop techniques to increase optical bandwidth in a cost-efficient manner, which will allow us to significantly decrease the “cost per bit” over time.

As part of our research and development activities, we have developed significant in-house testing capabilities for our products. For example, we have established a micro-vibration link testbed, which simulates the operational use of our products in air and space (e.g., vibrations during satellite or aircraft operations) while also allowing us to conduct interoperability tests with other vendors. We installed our first micro-vibration link testbed in our research and development facility at our headquarters in Gilching, Germany, and are currently working on a second testbed for our interoperability laboratory in Los Angeles. In addition to our micro-vibration testbed, we use a vibration and shock testbed that simulates heavy vibrations and shocks experienced during rocket launch and aircraft landing and turbulences. We also conduct data transmission tests, in which we simulate different link distances, acquisition tests (which include far-field simulations of the laser beam) and scenario and full motion testing (which allows us to replicate certain flight conditions in our labs). Additionally, we have installed clean room facilities which include a thermal-vacuum chamber that simulates various temperature and pressure gradients and thermal chambers which are required for temperature shock simulations. We also perform radiation tests, including the exposure of our electronics to harmful radiation to be expected in space, which we do not conduct in-house.

Our research and development team consists of in-house staff, including engineers, machinists and researchers as well as quality and manufacturing personnel. Our research and development team conceptualizes technologies and then builds and tests prototypes before refining and/or redesigning as necessary. Our goal is to develop standardized, cost-effective laser communication products and to build tools and testbeds for handover to serial production. As of March 31, 2021, we had 120 FTEs dedicated to research and development.

We have made substantial investments in product and technology development since our inception. Research and development expenditure totaled €7.4 million in the year ended December 31, 2019 and €14.4 million in the year ended December 31, 2020, of which €5.3 million and €8.2 million, respectively, were capitalized. For more information on the capitalization of development costs under IFRS, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Research & Development.” We conduct the majority of our research and development activities at our facility in Gilching, Germany. We believe that the close interaction between our research and development, marketing and manufacturing groups allows for timely and effective realization of our technology and products.

Manufacturing and Supply Chain

We have developed highly sophisticated and proprietary manufacturing capabilities in recent years. Initially, we manufactured the prototypes and pre-serial product versions of our CONDOR and HAWK terminals in our headquarters in Gilching, Germany. In 2020, we leased a larger, customized production facility in Oberpfaffenhofen, near Munich, to support ramping up serial production. Our facility in Oberpfaffenhofen has approximately 1,600 square meters (approximately 17,200 square feet) of production and warehouse space and we currently employ around 30 FTEs in the production of our laser terminals in this facility. Based on our current set-up, we expect to be able to increase production output from eleven terminals in 2020 to 50 terminals in 2021. Going forward, we may be required to install additional production equipment as we further scale our business. We may also consider outsourcing production of our products to third parties or customers by means of a license or licensing certain components of our products to third parties.

We work with third-party suppliers to provide components used in our products and we expect to continue to do so for future products. Although some components are manufactured to our specifications (such as certain optical or electronic components), most components are available commercially-off-the-shelf. In order to mitigate the risks related to a single-source of supply, we always seek to have at least two qualified suppliers for every component. We forecast our component needs based on current utilization patterns and sales forecasts of future demand. We generally do not maintain long-term contracts with suppliers, but instead rely on informal arrangements and off-the-shelf purchases based on purchase orders. As we expand our business, we may seek to enter into framework agreements with certain suppliers to ensure continuous supply of critical components for our products.

We believe that our manufacturing capabilities and know-how provide significant barriers to entry, and we have demonstrated an ability to manufacture efficient and effective laser communication products at attractive prices. We believe that customers view our manufacturing capabilities as differentiated in the market.

Our Competitive Landscape

To our knowledge, only a limited number of companies focus on the development of laser communication capabilities in the aerospace industry. Our main direct competitors include, among others:

•	TESAT Spacecom, an Airbus subsidiary headquartered in Germany, specializing in the production of payload equipment for communication satellites;

•	Thales Alenia Space, a joint venture between Thales and Leonardo headquartered in France, that designs, operates and delivers satellite-based systems that help customers position and connect;

•	SA Photonics, a privately-held company headquartered in California, USA, specializing in free space optical communications, fiber lasers and optical sensing systems; and

•	Ball Aerospace, a Ball Corporation subsidiary headquartered in Colorado, USA, specializing in the development and testing of terrestrial-based applications for laser technology.

We believe that we are differentiated based on our know-how and expertise in ramping up serial production and supply chains, whereas our competitors have historically focused on developing bespoke, non-scalable solutions for individual projects. We believe that customers are seeking more standardized and industrialized solutions that provide the requisite technical capabilities without the additional costs associated with bespoke products and with the capability to ramp up production quickly. We also believe we are the only company offering laser communication terminal products for all altitudes of aerospace applications ranging from the ground, aviation airspace and the stratosphere up to LEO.

Information Technology

We use several standard software programs for our business operations and our own proprietary software and applications in connection with operating our products. We seek to control costs and improve our ability to deliver our products by maintaining reliable systems.

We engage in a variety of measures designed to address potential cybersecurity risks. Our efforts include firewalls, antivirus software, patches, data encryption, log monitors, routine backups and routine password modifications. Notwithstanding these efforts, our internal information technology systems environment continues to evolve and our business policies and internal security controls may not keep pace as new threats emerge.

Intellectual Property

Protection of our intellectual property is fundamental to the long-term success of our business. We believe that our continued success depends in large part on our proprietary technology, the skills of our employees and the ability of our employees to continue to innovate and incorporate advances into our products. We rely exclusively on a combination of trade secret, copyright and trademark laws, as well as contractual provisions with employees and third parties, to establish and protect our intellectual property rights. While our expertise in laser communication technology is critical to our success, we typically keep our inventions as trade secrets to avoid public disclosure.

We do not own any patents and do not have any patent applications pending. We have non-exclusive licenses from third parties for the use of certain components in our products. For example, we entered into a license agreement with a German technology research institute in September 2020 under which we were granted a limited, non-exclusive license to manufacture certain optical components based on the know-how and the intellectual property of the institute. The license agreement has a term until December 31, 2034. We agreed to pay royalties based on costs of product sales. Upon expiry of the agreement, we will be permitted to use such know-how and intellectual property freely without any further obligation to pay royalties.

We own five trademarks and 37 internet domain names. We provide our products to customers pursuant to terms and conditions that impose restrictions on use and disclosure of our proprietary and confidential information. We also seek to avoid disclosure of our intellectual property using contractual obligations, by requiring employees, consultants and contractors with access to our proprietary information to execute nondisclosure, non-competition and intellectual property assignment agreements. In addition, we generally control access to our proprietary and confidential information through the use of internal and external controls. See “Risk Factors—Risks Related to Our Business—We may be unable to adequately protect our intellectual property and proprietary rights and prevent others from making unauthorized use of our products and technology.”

Insurance Coverage

We have insurance policies in place that we consider customary for our industry, including general liability insurance, product liability insurance, transportation insurance, and loss of property and earnings insurance. We believe that our insurance policies contain market-standard exclusions and deductibles. We regularly review the adequacy of our insurance coverage and consider the scope of our insurance coverage to be customary in our industry.

We have also taken out a directors and officers (“D&O”) insurance policy that covers the current and future members of the management board and supervisory board with total coverage of up to €5.0 million per year and various sublimits depending on the specific nature of claims. Our D&O insurance also provides for a deductible for all members of the management board in line with the relevant provisions of the German Stock Corporation

Act (Aktiengesetz), i.e., each member of the management board remains personally responsible in the case of any finding of personal liability, as the case may be, for 10% of the total amount of such personal liability. Claims in the United States or Canada, or pursuant to United States or Canadian law, are subject to a deductible in the amount of 10% of the related damages, at a minimum of €50,000 and a maximum of €100,000 for each claim.

Employees

As of June 30, 2021, we employed 214 FTEs, of which 198 FTEs were based in Germany and 16 FTEs were based in the United States.

The following table shows the figures of our FTEs broken down by region as of the relevant date indicated:

	As of December 31,		As of June 30,
	2019	2020	2021
Germany	92.5	179.6	198.0
United States	5	7	16

Total	97.5	186.6	214

We do not employ a significant number of temporary employees.

Facilities

We do not currently own any real property.

Our headquarters are located at Dornierstraße 19, 82205 Gilching, Germany. We lease approximately 4,500 square meters (approximately 48,400 square feet) of office space and development and pre-production facilities. The lease has a term of ten years, expiring in 2029. We have the option to extend our lease for an additional 10 years (two extension options, each for a five-year period). In 2020, we leased an additional production facility in Oberpfaffenhofen, Germany, with approximately 1,600 square meters (approximately 17,200 square feet) of production and warehouse space. Our lease for this facility has a term of five years, expiring in 2025.

We also maintain offices in California and the Washington D.C. area. Our office in California is located at 13100 Yukon Ave Unit A, Hawthorne, CA 90250. Our lease for this office covers approximately 900 square meters (approximately 10,000 square feet) of office space and development facilities (such as our interoperability laboratory) and has a term of 63 months, expiring in 2026. Our Washington D.C. area office is located at Arlington Tower, 1300 North 17th Street, Arlington, Virginia 22209. Our lease for this office covers approximately 260 square meters (approximately 2,800 square feet) of office space and has a term of four years, expiring in 2025. We have the option to extend our lease for an additional three years.

We believe this office space will be sufficient to meet our needs for the next 12 to 18 months and that suitable additional space will be available as and when needed.

Legal Proceedings

From time to time, we may be involved in various claims and government, legal or arbitration proceedings arising out of our operations, including ordinary course litigation with former employees. As of the date of this prospectus, we are involved in the following proceedings:

In July 2020, the German Federal Ministry for Economic Affairs and Energy (Bundesministerium für Wirtschaft und Energie) prohibited the export of laser communication terminals for installation on LEO satellites to customers in China based on Section 6 in conjunction with Section 4 para. 1 of the German Foreign Trade and Payments Act (Außenwirtschaftsgesetz, “AWG”). The ban was issued on the grounds of essential security interests of the Federal Republic of Germany, in order to prevent a disturbance of the peaceful coexistence of nations and to prevent a substantial disturbance to the foreign relations of the Federal Republic of Germany (Section 4 para 1 no. 1, 2 and 3 AWG), as our laser communication terminals would have a potential use in the fields of military reconnaissance and communication. To comply with the ban, in 2020 we terminated all business relationships with customers in China. At the same time, we have challenged the export ban with a lawsuit before the Administrative Court of Berlin in connection with seeking compensation for losses we suffered as a result of the export ban. After an initial exchange of written pleadings, a date for a court hearing is to be set by the court.

On February 17, 2020, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) initiated an investigation against us on the grounds of the alleged omission of an ad hoc disclosure under the ad hoc disclosure obligation of Article 17 para. 1 of the European Market Abuse Regulation (“MAR”). On January 14, 2020, we had announced, by means of a press release published on our website, that we had entered into a new multi-million Euro contract with a space customer. During the ongoing investigation, BaFin argued that the conclusion of a contract of such dimensions would have fallen under the ad hoc disclosure obligation of Article 17 para. 1 MAR, and that the publication on our website did not satisfy this obligation. On March 16, 2020, as requested, we provided BaFin with additional information about the contract and the negotiations leading up to it as well as our explanation as to why we did not file an ad hoc disclosure in this case. On November 13, 2020, BaFin informed us that notwithstanding the additional information we provided, it still upholds its view of an existing infringement of the ad hoc disclosure obligation. BaFin has now entered the process of investigating the alleged omission of an ad hoc disclosure as an administrative offence (Ordnungswidrigkeit). Should an administrative offence be found, the amount of any fine would depend on BaFin’s determination of the severity of the offence. We expect a minimum fine of at least €225,000 to be imposed. The maximum possible amount of such fine is the highest of (i) €2.5 million, (ii) 2% of our total revenue in the financial year preceding the year in which BaFin imposes a fine, and (iii) three times the amount of any commercial advantage we may have had as a result of the alleged omission of an ad hoc disclosure under the ad hoc disclosure obligation of Article 17 para. 1 MAR.

On August 17, 2021, we received a notification of a hearing from the BaFin, which initiated an investigation against us on the grounds of the alleged delay of an ad hoc disclosure under the ad hoc disclosure obligation of Article 17 para. 1 MAR relating to the capital increase in connection with an accelerated book building transaction in February 2020. We submitted a written response to the BaFin on September 17, 2021.

In 2020, Airborne Wireless Network (“ABWN”), a former customer, filed a complaint in the Superior Court of the State of California against Mynaric Lasercom GmbH under a contract relating to the delivery of two prototype versions of laser terminals for airborne applications. In its complaint, ABWN alleged breach of contract due to alleged quality issues with respect to the two terminals delivered by us in 2018 and sought damages in an unspecified amount. The terminals were accidentally damaged in the course of delivery and we repaired one terminal and replaced the second terminal with a new one. On April 20, 2021, we participated in settlement negotiations with ABWN, which did not result in any resolution. Court proceedings are expected to begin in October 2021.

Apart from the proceedings described above, we are not and have not been party to any government, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware) during the past twelve months, which may have, or have had in the recent past, significant effects on our financial position or profitability.

REGULATORY ENVIRONMENT

Overview

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including with respect to our technology and products, employment and labor, health care, tax, privacy and data security, health and safety, and environmental issues. Laws and regulations at the non-U.S. and U.S. federal, state and local levels frequently change, especially in relation to new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future regulatory or administrative changes. For example, as of the date of this prospectus, laser communication is not regulated by the United Nations’ International Telecommunication Union and can, thus, be used without restrictions such as license requirements. There is, however, no guarantee that relevant laws, rules and regulations remain unchanged and will not become more comprehensive and stringent in the future. If we fail to comply with any applicable laws, rules, or regulations, we may be subject to civil liability, administrative orders, fines or even criminal sanctions. See “Risk Factors—Regulatory, Legal and Tax Risks.”

The following provides a brief overview of certain selected areas of laws and regulations applicable to our business operations.

Laser Safety Provisions

We develop and test our technology and products in our headquarters in Gilching, Germany, and are currently ramping up serial production of our products in our production facility in Oberpfaffenhofen, Germany. In developing and manufacturing our products, we must comply with applicable German and EU laws and regulations on laser safety requirements. For example, Directive 2006/25/EC of the European Parliament and of the Council of 5 April 2006 sets forth minimum requirements for the protection of workers from risks to their health and safety arising or likely to arise from exposure to artificial optical radiation (including laser radiation) during their work in the European Union. In Germany, this directive was implemented by the Regulation for Employee Protection Against Artificial Optical Radiation Risks (Verordnung zum Schutz der Beschäftigten vor Gefährdungen durch künstliche optische Strahlung) and the Regulation on Preventive Occupational Medicine (Verordnung zur arbeitsmedizinischen Vorsorge). Among other things, these regulations provide for technical rules related to the assessment of laser radiation risks for employees, measurements and calculations related to laser radiation exposure, and risk protection measures that include the appointment of a laser safety officer (Laserschutzbeauftragter) and the use of laser protective glasses and screens.

In addition, the U.S. Food and Drug Administration (“FDA”) has issued performance standards (see 21 CFR 1040) regulating light-emitting electronic products, including all types of laser products. Laser products are defined as any manufactured product or assemblage of components which constitutes, incorporates, or is intended to incorporate a laser or laser system. A laser or laser system that is intended for use as a component of an electronic product shall itself be considered a laser product (see 21 CFR 1040.10(b)(21)). Prior to introducing a product in the United States, we provide notice to the FDA, in the form of a safety report, which provides identification information and operating characteristics of the product to demonstrate compliance with the respective U.S. safety level. Our CONDOR and HAWK laser terminals are both categorized as laser class IV. If the FDA finds that the report is complete, it provides us approval in the form of what is known as an accession number. We may not market a product until we have received an accession number. In addition, we submit an annual report to the FDA that includes, among other things, the radiation safety history of all products we sell in the United States. We have provided the FDA with all relevant documentation and obtained the necessary accession number for both of our laser terminals.

Regulation of Production Facilities and Storage Sites

Emissions

Specific laws and regulations govern the emission of air pollutants, such as noise, odors, and vibrations. Typically, the operation of industrial facilities is subject to governmental approval and operators of such facilities are required to prevent any form of impermissible emissions. Operators of facilities are required to maintain all installations in compliance with the respective governmental approval in terms of the reduction of certain emissions and the implementation of safety measures. In some cases, continuous improvement or retrofitting of installations to maintain facilities at state-of-the art safety level standards may be required. Compliance with these requirements is monitored by local authorities, and operators may be required to submit emission reports on a regular basis. Noncompliance with maximum emission levels or other requirements imposed by the relevant authority may result in administrative fines, subsequent orders or, in severe cases, the withdrawal of the approval by the relevant authority.

Regulation of Hazardous Incidents

Operators of facilities storing large quantities of hazardous goods, which include, among other things, certain glues, lubricants, varnishes, and nitrogen, are required to comply with safety standards set forth in Directive 2012/18/EU of the European Parliament and of the Council of 4 July 2012 on the control of major-accident hazards involving dangerous substances (the “Seveso III Directive”) and the respective national implementing laws. As the former Council Directive 96/82/EC of 9 December 1996 on the control of major-accident hazards involving dangerous substances, the provisions of the Seveso III Directive are designed to prevent major accidents involving dangerous substances, such as emissions, fires, and larger explosions and to limit detrimental consequences in the event of an accident. The degree of additional safety requirements depends on various categories as well as the amount of hazardous substances stored in the relevant facility.

In Germany, the Seveso III Directive was implemented on December 7, 2016, with the Seveso III Transposition Act (Seveso III Umsetzungsgesetz) which includes, among others, the amendment of certain provisions of the German Federal Immission Control Act (Bundesimmissionsschutzgesetz), the Environmental Impact Assessment Act (Umweltvertäglichkeitsprüfungsgesetz), and the Environmental Legal Remedies Act (Umweltrechtsbehelfgesetz). Additional legislative changes came into force on January 14, 2017 with the amendment of the twelfth ordinance under the German Federal Emissions Control Act (the so-called German Hazardous Incidents Ordinance, Störfall-Verordnung).

Production, Possession, and Handling of Waste

During our manufacturing process we generate different kinds of waste, including industrial waste. Applicable waste laws generally require us to reduce and/or avoid waste and to dispose of the different types of waste in a manner consistent with its properties so it does not endanger human health or harm the environment. In the European Union, Directive 2008/98/EC of the European Parliament and of the Council of November 19, 2008 on waste (as amended) (“Waste Framework Directive”) requires EU member states to take appropriate measures in this regard. In Germany, the Waste Management Act (Kreislaufwirtschaftsgesetz) transports these EU requirements into national law. Under the Waste Management Act, generators, owners, collectors, and transporters of waste have to demonstrate to the competent authority and to other parties that they have properly disposed of hazardous waste (gefährliche Abfälle) by waste disposal (Entsorgungsnachweis). Besides, the Waste Management Act contains regulations on, among other factors, permissible methods of, and responsibility for, the generation, handling, possession, and discharge as well as recycling methods of waste depending on the danger posed by the waste.

German Act on Environmental Liability

If damage is caused to persons or property by one of our facilities, we may be held strictly liable under the German Environmental Liability Act (Umwelthaftungsgesetz). Liability under the Environmental Liability Act may arise for damages caused by substances or gases that spread through soil, air, or water. Under the statute, there is a presumption that any damage has been caused by a facility if the facility is generally capable of causing such damage. Should any of our facilities be subject to the German Hazardous Incidents Ordinance (Störfallverordnung) in the future, we may be required to provide financial security (Deckungsvorsorge) for environmental damages.

German Occupational Health and Safety Requirements

In Germany, general health and safety requirements for employees are laid down by the Working Conditions Act (Arbeitsschutzgesetz), the Occupational Safety Act (Arbeitssicherheitsgesetz) and the Ordinance on Industrial Safety (Betriebssicherheitsverordnung). For the provision and use of working equipment, the Product Safety Act (Produktsicherheitsgesetz) applies, along with the Ordinance on Health and Safety at Work (Arbeitsstättenverordnung). As regards exposure to hazardous substances, the Ordinance on Hazardous Substances (Gefahrstoffverordnung) and the Technical Rules for Hazardous Substances 900 (Technische Regel für Gefahrstoffe 900) set out limits for workplaces. All these requirements are further specified by German trade associations (Berufsgenossenschaften) in their accident prevention regulations (Unfallverhütungsvorschriften), which also address specific health and safety risks of our business.

Compliance with employment safety regulations is subject to regulatory supervision. The law enforcement authorities are provided with wide-ranging enforcement powers including the right to enter a company’s premises, to search for documents, and to examine work and personal health equipment. They are also authorized to impose fines.

Export Control Regime

EU, German and U.S. export control laws restrict the export of products, services, and technologies designed for non-military purposes, but which are utilized in military applications or can contribute to the proliferation of weapons of mass destruction (“Dual-Use Items”). Some of our products qualify as Dual-Use Items.

EU and German Dual-Use Export Control Regime

In the European Union, the export of dual-use items from EU member states is harmonized and mainly governed by European law, in particular by Council Regulation (EC) No 428/2009 of 5 May 2009, as amended by Commission Delegated Regulation (EU) 2020/1749 of 7 October 2020, which established a community regime for the control of exports and the transfer, brokering and transit of Dual-Use Items (the “Dual-Use Regulation”). The scope of the Dual-Use Regulation is defined in an annex to the Dual-Use Regulation (“Annex I”), which contains a detailed list of goods divided into different categories. For all listed Dual-Use Items, an export authorization is required (Art. 3 Dual-Use Regulation). Our spaceborne CONDOR laser communication terminal qualifies as a dual-use item under the Dual-Use Regulation. In May 2021, the European Parliament and the Council of the EU adopted an amendment to the Dual-Use Regulation, which came into effect on September 9, 2021. The amendment includes an export authorization requirement for the export of certain non-listed surveillance technology should the competent Member States’ authorities consider that the items are or may be used in whole or in part in connection with internal repression and human rights and international humanitarian law violations.

The Dual-Use Regulation provides for four types of export authorizations: (i) EU general export authorizations (EU-Allgemeingenehmigungen; “EUGEAs”), which allow exports of dual-use items to certain destinations under certain conditions (see Annex II of the Regulation), (ii) national general export authorizations, which may be issued by EU member states if they are consistent with existing EUGEAs and do not refer to items listed in Annex IIg of the Dual-Use Regulation, (iii) individual export authorizations, which can be granted to one exporter and cover exports of one or more dual-use items to one end-user or consignee in a third country, and (iv) maximum amount authorizations, which can be granted to one exporter and may cover multiple items to multiple countries of destination or end users. Under the Dual-Use Regulation, the competent authorities of each member state are responsible for establishing their own administrative procedures for applying and obtaining such export authorizations.

General export authorizations have the advantage that no authorization application needs to be filed; exports and intra-EU transfers that satisfy the requirements of a general export authorization are automatically authorized. Exporters or transferors wishing to make use of a general export authorization are, however, required to file a notification and registration with the competent authority of the respective member state, which can also be filed after the exportation. The scope of application of the general export authorization is primarily determined by the authorized group of items and the authorized destinations. For example, exports to Australia, Canada, Japan, New Zealand, Norway, Switzerland (including Liechtenstein), the United Kingdom, and the United States of America are covered by GEA EU001. The other five GEAs cover more specific circumstances such as exports of items according to the Wassenaar Agreement (EU002), exports after repair or replacement (EU003), temporary exports for exhibitions or fairs (EU004), exports of specific telecommunication goods (EU005), and exports of specific chemicals (EU006).

In Germany, the administrative procedure to obtain an export authorization is governed by the AWV, which also defines the German Federal Office for Economic Affairs and Export Control (Bundesamt für Wirtschaft und Ausfuhrkontrolle; “BAFA”) as the competent authority for issuing such authorization. In addition to control lists set out under the Dual-Use Regulation, EU member states may also set out their own lists of controlled dual-use items. Germany, for instance, has done so by including additional dual-use items on its national export list (Ausfuhrliste) that are not already covered by the Dual-Use Regulation (e.g., spaceborne laser communication terminals under no. 9A904), if they are to be exported to certain countries. Goods listed on Germany’s national export list are subject to the same license requirements as described above. Exports of our CONDOR terminals require a license from BAFA if the exportation is not covered by the EU’s general exportation authorization.

U.S. Export Regulations

The U.S. Export Administration Regulations (“EAR”) provide for specific rules governing exportations from the U.S., re-exportations from a foreign country to another foreign country, and transfers within a foreign country or to a foreign national if the respective item is located within U.S. territory, originate from the U.S., contains more than de minimis amounts of controlled U.S.-origin items or is the direct product of certain U.S.-origin technology or software. The EAR applies to physical goods as well as technology and software. The Commerce Control List (“CCL”) is an annex to the EAR and contains a list of Dual-Use Items and any controls associated with those items. Since the regulatory intention of the EAR is similar to that of the Dual-Use Regulation, the CCL and Annex I of the Dual-Use Regulation are congruent. Our CONDOR laser terminal and HAWK laser terminal are subject to the EAR and identified on the CCL. Items listed on the CCL may require an export license depending on the item, its reason for control, its end destination (both end user and end country) and end use. In some cases, a license exception may apply. The EAR’s rules regarding license requirements are subject to frequent change. Items that do not currently require a license for exportation, re-exportation or transfer may require such license in the future. Obtaining a license from the U.S. Department of Commerce may be time-consuming and may result in the delay or loss of sales opportunities. We cannot ensure that any such license applications will be granted. Violations of the EAR may result in criminal or civil penalties, the denial of export privileges and/or debarment from participation in U.S. government contracts.

U.S. International Traffic in Arms Regulations

The International Traffic in Arms Regulations (the “ITAR”) is a U.S. regulatory regime to restrict and control the export of defense- and military-related technologies, to safeguard U.S. national security, and further U.S. foreign policy objectives. Defense-related goods and services that are listed on the United States Munitions List (the “USML”) are covered by the regulations. The U.S. Department of State’s Directorate of Defense Trade Controls (“DDTC”) interprets and enforces the ITAR. Nearly every item subject to the ITAR requires a license from DDTC for exportation, re-exportation or transfer, unless an ITAR exemption applies.

Currently, our largest potential customer base is located in the United States. We believe that further potential markets may develop in Asia (except China) and a number of European countries. Therefore, our products could be subject to international trade restrictions in these markets in the future. To the best of our knowledge, none of the components currently used in our products is subject to arms regulations in the U.S., such as the ITAR; but, this may occur in the future. The related approval process could have a detrimental effect on our potential customers’ demand and could also limit our potential customer base to those entities that are allowed to import and purchase arms products under the relevant regulations.

For practical purposes, ITAR regulations dictate that information and material pertaining to defense- and military-related technologies (items listed on the USML) may not be shared with non-U.S. persons unless authorization from the U.S. Department of State is received or a special exemption is used. U.S. persons may face heavy fines if they, without authorization or the use of an exemption, provide foreign persons with access to ITAR-protected defense goods, services, or technical data.

Trade Sanctions

When selling and/or delivering our products to customers around the globe we must observe economic sanctions and embargoes. Such measures can be based on national legislation (like in Germany or the U.S.), but also on acts of international or supranational organizations like the United Nations and the European Union. They can take the form of comprehensive embargoes (total embargoes), partial embargoes, such as arms, sectoral or financial embargoes, and may be directed at countries, governments, organizations, groups, non-state entities and individuals. Sanctions against individuals or entities usually prohibit placing assets of any kind at the disposal of sanctioned parties or providing them with any economic resources. We are also subject to sourcing regulations such as the requirements under the Dodd-Frank Act and the EU Conflict Minerals Regulation that require us to carefully monitor our supply chain.

We may be required to comply with embargoes, trade sanctions and sourcing regulations for various reasons, including due to the location of our factories, the seat of our respective entity, the nationality of our responsible employees or the components we use.

U.S. Embargoes and Trade Sanctions

In the U.S., the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) is the primary agency responsible for implementing and enforcing embargoes and trade sanctions. Through the implementation of trade sanctions, the U.S. seeks to restrict certain business practices, including cessation of business activities in sanctioned countries or with sanctioned persons or entities, in order to further U.S. national security and foreign policy objectives. The U.S.’s complex sanctions regime also encourages companies to implement compliance programs that address sanctions risks, which may increase compliance costs. Violations of U.S. sanctions may subject us to criminal or civil fines, penalties or other sanctions.

U.S. sanctions may take the form of country- or territory-based sanctions or list-based sanctions. Currently, country- or territory-based sanctions target, inter alia, the Crimea region of Ukraine, Cuba, Iran, North Korea and Syria. OFAC maintains several sanctions lists that identify sanctions targets, and the scope of the sanctions restrictions vary depending on the sanctions list. OFAC’s primary sanctions list is the List of Specially Designated Nationals and Blocked Persons, which identifies persons and entities subject to asset blocking restrictions. Certain other OFAC sanctions lists impose non-asset blocking sanctions, such as restrictions on the listed entity’s ability to raise debt or equity in the U.S. in the case of OFAC’s Sectoral Sanctions Identification List that targets certain sectors of the Russian economy.

U.S. sanctions apply primarily to U.S. persons, which include all companies and other legal entities organized under U.S. law and their foreign branches, as well as U.S. citizens and permanent residents. In the case of U.S. sanctions against Cuba and Iran, sanctions also apply to non-U.S. entities owned or controlled by U.S. persons. Our operations in the U.S. and any activities we have with U.S. persons must therefore comply with

U.S. sanctions. In addition, we may also be subject to sanctions-related obligations through contracts with suppliers, credit facilities or loan agreements that require compliance with U.S. sanctions or screening against U.S. sanctions lists.

U.S. sanctions may also have an extraterritorial effect and impact the conduct of non-U.S. persons through so-called “secondary sanctions.” Under secondary sanctions, the United States may impose sanctions against non-U.S. persons for engaging in certain transactions or activities, depending on the sanctions program, even absent a U.S. nexus to the activity. For example, as a result of the Countering America’s Adversaries Through Sanctions Act of 2017, non-U.S. persons must comply with certain secondary sanctions against Russia, even if such activities have no connection to the United States. Among other things, non-U.S. persons may face penalties and/or asset-blocking sanctions for knowingly facilitating significant transactions or significant financial transactions for or on behalf of a party subject to the United States sanctions against Russia.

Further, non-U.S. persons and entities that cause a U.S. person to violate U.S. sanctions may violate OFAC’s prohibition on causing another person to violate sanctions, which may result in civil and criminal penalties under applicable U.S. law. Accordingly, transacting with customers in countries such as Cuba may be allowed under EU law but still violate U.S. sanctions. In case of such conflicts between EU law and U.S. sanctions, the Council Regulation (EC) No 2271/96 of 22 November 1996 protecting against the effects of the extraterritorial application of legislation adopted by a third country, and actions based thereon or resulting therefrom (as amended) prohibits EU companies from complying with certain listed U.S. sanctions and shields these entities from the effects of U.S. sanctions in the EU. Such anti-boycott rules apply, for example, to the 2018 U.S. sanctions targeting Iran. EU companies are, nonetheless, free to conduct their business as they see fit, i.e., not trade with countries sanctioned by the U.S.

EU Embargoes and Trade Sanctions

EU trade sanctions have a broad scope, applying (i) within the territory of the member states, (ii) to any person inside or outside the territory of the European Union who is a national of a member state, (iii) to any legal person, entity or body which is incorporated or constituted under the law of a member state whether acting inside or outside the European Union, and (iv) to any legal person, entity, or body in respect of any business done in whole or in part within the European Union.

Our commitments in terms of sanctions and embargoes mainly (but not exclusively) derive from Council Regulation (EC) No 2580/2001 of 27 December 2001 on specific restrictive measures directed against certain persons and entities with a view to combating terrorism. It aims to prevent and prohibit the financing of terrorist acts by prohibiting that funds, other financial assets, and economic resources are made available, directly or indirectly, to, or for the benefit of, a natural or legal person, group, or entity included in the list of restricted parties, or by prohibiting financial or other related services from being rendered for the benefit of restricted parties.

German Foreign Investment Regime

German foreign trade law may require foreign investors to obtain government approval for the acquisition of our shares if the acquirer directly or indirectly holds 20% or more of our voting rights following the acquisition. Pursuant to the cross-sectoral examination in Section 55 et seq. AWV, the BMWi may prohibit or restrict the acquisition of our shares by a foreign investor that is resident or based outside the European Union (Unionsfremder) if it endangers the public order or the security of Germany.

According to an amendment to the AWV, which came into force on May 1, 2021, statutory notification requirements apply, inter alia, to acquisitions by a foreign acquirer of 20% or more of the voting rights of a company that develops or manufactures, among other things, goods intended for use in space or for use in space infrastructure systems (Section 55a para. 1 no. 18 third alternative AWV) as well as goods specifically required for the operation of laser communication networks (Section 55a para. 1 no. 22 AWV), including the Company.

Accordingly, any such acquisition must be notified to the BMWi upon signing of a binding agreement if the relevant acquisition has likely effects to public security and order. However, only the signing of the binding agreement is subject to the notification requirement, not the subsequent acquisition itself. Nonetheless, clearance by the BMWi qualifies as a statutory closing condition for all transactions that are subject to the cross-sectoral investment control proceeding and to the mandatory notification requirement. Furthermore, prior to clearance by the BMWi, the regime prohibits the acquirer, among other things, from exercising any voting rights in the target, from receiving claims for profit distributions associated with the acquisition, and from receiving company related information (provided that such information relates to company divisions or corporate assets that are subject to the investment control proceeding).

In addition, the BMWi may initiate investigations within two months after becoming aware of the conclusion of a binding agreement, but not later than five years after the conclusion of the respective agreement (Section 55 para. 1 AWV in conjunction with Section 14a para. 3 AWG). If grounds for objections exist, the BMWi may prohibit the direct acquirer from making an acquisition within the meaning of Section 55 AWV within four months of the receipt of the complete application or issue instructions in order to ensure the public order or the security of Germany (Section 59 para. 1 AWV in conjunction with Section 14a para. 1 No. 2 AWG).

In each case, a foreign acquirer of a domestic target company applying for foreign investment control clearance under the cross-sectoral investment control regime is required to disclose its identity. For such purposes, not only the direct acquirer, but also the indirect acquirers (i.e., any entity upstream of a direct acquirer which holds at least 20% of the voting rights in the respective downstream investment vehicle) needs to be disclosed.

Anti-Bribery, Anti-Corruption, Antitrust and Competition

We are subject to various anti-corruption, anti-bribery, anti-money laundering, antitrust and competition laws. Any violation of these laws in any jurisdiction in which we operate may have serious consequences for entities and/or individuals participating in such misconduct. For example, under German criminal law we must comply with the rules against corruption and bribery of public officials (Sections 332, 334 of the German Criminal Code (Strafgesetzbuch)) or private sector employees or business representatives (Section 299 of the German Criminal Code) as well as rules against the taking and giving of bribes meant as an incentive to violating one’s official duties (Sections 331, 333 of the German Criminal Code). These provisions may under certain conditions also apply to circumstances that occur solely or partly on foreign territory. In the United States, the Foreign Corrupt Practices Act of 1977, as amended (“FCPA”) prohibits payments to foreign government officials in order to assist in obtaining or retaining business. The anti-bribery provisions of the FCPA also apply to foreign firms and persons who cause, directly or through agents, an act in furtherance of such a corrupt payment to take place within the territory of the United States.

We are also subject to various antitrust and competition laws. In a broader sense these laws include all legal provisions that concern the protection of a diverse and free competition. National and supranational authorities that monitor compliance with antitrust and competition laws may initiate investigations and proceedings into alleged infringements, such as abuse of a dominant market position, anti-competitive agreements between undertakings or similar agreements with restrictive effects on competition, in particular in terms of Article 101 para. 1 of the Treaty on the Functioning of the European Union and Section 1 of the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen), and unless covered by so-called block exemptions or individual exemptions. Violations of antitrust and competition laws can have various consequences including criminal sanctions, administrative fines, disgorgement of profits, exclusion from public tenders, nullity of agreements and civil claims for damages. Antitrust and competition laws in individual jurisdictions may also include rules requiring the approval by antitrust authorities regarding mergers and acquisitions or joint ventures and enable the authorities to impose certain conditions or obligations in these cases.

MANAGEMENT

Board Structure

We are a German stock corporation (Aktiengesellschaft or AG) with our registered seat in Germany. We are subject to German legislation on stock corporations, most importantly the German Stock Corporation Act (Aktiengesetz). In accordance with the German Stock Corporation Act, our corporate bodies are the management board (Vorstand), the supervisory board (Aufsichtsrat) and the shareholders’ meeting (Hauptversammlung). Our management board and supervisory board are entirely separate and, as a rule, no individual may simultaneously be a member of both the management board and the supervisory board.

Our management board is responsible for the day-to-day management of our business in accordance with applicable laws, our articles of association (Satzung) and the management board’s internal rules of procedure (Geschäftsordnung). Our management board represents us in our dealings with third parties and is responsible for implementing an internal monitoring system for risk management purposes.

The principal function of our supervisory board is to supervise our management board. The supervisory board is also responsible for appointing and removing the members of our management board, representing us in connection with transactions between a current or former member of the management board and us, and granting approvals for certain significant matters.

Under German law, the management board and the supervisory board are solely responsible for and manage their own areas of competency (Kompetenztrennung); therefore, neither board may make decisions that, pursuant to applicable law, our articles of association or our internal rules of procedure, are the responsibility of the other board. Members of both boards owe a duty of loyalty and care to us. In carrying out their duties, management board and supervisory board members are required to exercise the standard of care of a prudent and diligent businessperson or supervisory board member, as the case may be. If they fail to observe the appropriate standard of care, they may become liable to the company.

In carrying out their duties, members of the management board and the supervisory board may take into account a broad range of considerations when making decisions. These considerations include the company’s interests and the interests of our shareholders, employees, creditors and, to a limited extent, the general public, while respecting the rights of our shareholders to be treated equally.

Our supervisory board has comprehensive monitoring responsibilities. To ensure that our supervisory board is in a position to carry out these functions properly, our management board must, among other duties, regularly report to our supervisory board regarding our current business operations and future business planning (including financial, investment and personnel planning). In addition, our supervisory board is entitled to request special reports from the management board at any time.

Under German law, our shareholders have no direct recourse against the members of our management board or supervisory board if they have breached their duty of loyalty or care to us. Apart from insolvency or other special circumstances, only we have the ability to claim damages from the management board and supervisory board members. We may only waive these claims to damages or settle these claims if at least three years have passed since the violation of a duty occurred, and our shareholders approve the waiver or settlement at a shareholders’ meeting with a simple majority of the votes cast at such meeting. However, a waiver or settlement is not permitted if shareholders who in the aggregate hold one-tenth or more of our share capital object to the waiver or settlement and have their objection formally recorded in the minutes of the shareholder meeting by a German civil law notary.

The following description, as far as it relates to our articles of association, is based on our articles of association, as adopted by our general shareholders’ meeting on May 14, 2021.

Management Board

Overview

Under our articles of association, the management board must consist of one or several members. The supervisory board determines the exact number of members of our management board and appoints the chairperson and the deputy chairperson of the management board, if any. If only one member has been appointed, he or she represents our Company alone. If several management board members are appointed, we are represented by two management board members jointly or by one management board member together with an authorized representative (Prokurist). Currently, the management board consists of the following three members: Bulent Altan (Chief Executive Officer), Stefan Berndt-von Bülow (Chief Financial Officer), and Joachim Horwath (Chief Technology Officer).

The members of our management board conduct the day-to-day business of our company in accordance with applicable laws, our articles of association and the rules of procedure for the management board adopted by our supervisory board. The management board is generally responsible for the management of our company and for handling our day-to-day business with third parties, the internal organization of our business and communications with our shareholders. In addition, the management board is responsible for:

•	preparing our annual financial statements;

•	making a proposal to be submitted to our shareholders’ meeting on how our profits (if any) should be allocated (such proposal to be submitted simultaneously to the supervisory board); and

•

regular reporting to the supervisory board on our current operating and financial performance, our budgeting and planning processes and our performance in relation thereto, and on future business planning (including strategic, financial, investment and personnel planning).

The members of our management board are appointed by our supervisory board for a maximum term of five years. According to the recommendations of the German Corporate Governance Code, the first-time appointment of management board members shall be for a period not more than three years. Reappointment or extension, including a repeated reappointment or extension, of the term for up to five years is permissible. The supervisory board may only revoke the appointment of a management board member prior to the expiration of his or her term for good cause, such as for gross breach of fiduciary duties or if the shareholders’ meeting passes a vote of no-confidence with respect to such member, unless the supervisory board deems the no-confidence vote to be clearly unreasonable. The supervisory board is also responsible for entering into, amending and terminating service agreements with the management board members and, in general, for representing us in disputes involving the management board irrespective of whether in or out of the court. Our supervisory board may delegate any of these tasks to one of its committees, subject to certain exceptions where resolutions must be taken by the supervisory board as a whole.

In addition to matters for which a resolution adopted by all members of the management board is required by law or our articles of association, the rules of procedure for our management board provide that certain matters require a resolution adopted by all members of the management board (Gesamtzuständigkeit). Such matters include the following:

•	preparation of the annual financial statements, the management report, the consolidated financial statements and the group management report;

•	convocation of the annual shareholders’ meeting as well as motions and proposals of the management board on the adoption of resolutions by the shareholders’ meeting;

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matters of profound significance or economic risk for a business area (i.e., a business area that has been allocated by means of a business responsibilities plan among the members of the management board), for example with respect to such business area’s organizational structure, business policy, or investment and financial planning;

•	determination of fundamental objectives of the Company;

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disputes among the members of the management board (in particular with regard to such matters that affect several business areas (i.e., business areas that have been allocated by means of a business responsibilities plan among the members of the management board) or due to unclear responsibilities according to the schedule of responsibilities);

•	matters affecting all business areas (i.e., business areas that have been allocated by means of a business responsibilities plan among the members of the management board);

•	matters within the area of responsibility of a member of the management board, which the member submits for decision by the whole management board;

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matters outside the scope of responsibility of a member of the management board, but for which that member of the management board has doubts as to their legality and/or significant concerns as to their appropriateness;

•	matters requiring the approval by the supervisory board;

•	coordination of reporting to the supervisory board;

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conclusion and termination of employee contracts with a total annual compensation (base salary and variable compensation components, but excluding fringe benefits and long-term incentives) of €100,000 or more, including in the case of replacement hires; and

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entering into consulting agreements (fee-based and other freelance contracts) that are of material financial or strategic importance, i.e., that obligate the Company to pay a consideration of at least €200,000 per financial year.

Members of our Management Board

The following table sets forth the names of the current members of our management board, their ages, the year of expiration of their term as management board members and position:

Name	Age	Year in which Term Expires	Position
Bulent Altan	44	2022	Chief Executive Officer
Stefan Berndt-von Bülow	46	2023	Chief Financial Officer
Joachim Horwath	48	2024	Chief Technology Officer

Unless otherwise indicated, the current business address for each management board member is the same as our business address: Dornierstraße 19, 82205 Gilching, Germany.

The following is a brief summary of the business experience of the members of our management board:

Bulent Altan has been our Chief Executive Officer (CEO) since March 2019. Mr. Altan has been active in the aerospace industry since 2004, when he started his professional career at Space Exploration Technologies Corp. (SpaceX), a private U.S. aerospace manufacturer and space transportation services company headquartered in Hawthorne, California. He remained with SpaceX until 2014, first serving as an avionics engineer and then as a senior director of avionics from 2004 to 2010, where he was responsible for growing the company’s avionics department, and from 2010 to 2014, as vice president of avionics, where he was responsible for the avionics, software and guidance, navigation and control of the Falcon rockets as well as the Dragon capsules. From 2015 to 2016, Mr. Altan held positions as partner and mentor at the Munich-area industrial start-up accelerator TechFounders, as well as taking on the role of head of innovation and digital transformation at Airbus Defence and Space. In 2016, he returned to SpaceX, where he served as the vice president of Satellite Mission Assurance for SpaceX’s Starlink satellite mega-constellation. He is also the sole proprietor of Altan International LLC, a consulting firm he founded in 2015, and through which he currently advises a venture capital fund with respect to start-up investments. Since November 2020, he is also an investment partner (together with the founder of Apeiron Investment Group Ltd., one of our shareholders) with, and serves as a member of the recommendation committee of, Alpine Space Ventures Management GmbH, a venture capital and private equity firm investing in space-related businesses. He has also served as chairman of the advisory board of Isar Aerospace Technologies GmbH and is a member of the advisory board of C-Star Isar Ltd. and C-Star Isar Co-Invest Fund LP. Mr. Altan is also a limited partner of Alpine Space Ventures Fund I FLP GmbH & Co. KG. Mr. Altan holds a Master of Science degree (Dipl.-Inf.) in computer science from the Technical University of Munich and a Master of Science degree in aeronautics and astronautics from Stanford University.

Stefan Berndt-von Bülow has been our Chief Financial Officer (CFO) since September 2020. He began his professional career in 2002 at LKC Kemper, Czarske, v. Gronau, Berz auditors, lawyers, tax consultants. Mr. Berndt-von Bülow’s main task at LKC was the independent preparation and examination of end-of-year accounts, preparation of tax returns and supervision of company audits. In 2008, he joined SHS VIVEON AG as head of accounting and investor relations and was the director of the subsidiary SHS VIVEON GmbH until 2017. He was mainly responsible for the implementation of capital measures and the supervision of merger and acquisitions. In 2017, he joined G&D Currency Technology as head of finance and accounting, where he was responsible for the balance sheet preparation for the G&D Currency Technology group and arranging a multi-million-dollar financing for a major project until the end of 2018. He joined us at the end of 2018 as head of finance before being appointed as our CFO in September 2020. Mr. Berndt-von Bülow graduated from the University of Munich and holds a degree in Business Administration (Dipl.-Kaufmann).

Joachim Horwath has been our Chief Technology Officer (CTO) since 2009. Following a research stay at Siemens optical networks for his thesis “Simulation of Optical Fiber Amplifiers” in 2000 and studying atmospheric impacts on optical-free-space communications with the research group OptiKom at the Technical University of Graz, he joined the German Aerospace Center (DLR), Institute of Communications in 2002 as a scientist. During his time at the DLR, he focused on numerical simulations of atmospheric index-of refraction turbulence effects and helped to overcome limitations of wireless laser communication. As a project manager, he led many national and international projects on space to ground optical communications and space system verification. He started optical terminal development at DLR and successfully demonstrated optical communications for the first time on a stratospheric balloon in 2005 (project STROPEX) and on aircrafts in 2008 (project ARGOS). He was awarded the Erwin Schrödinger Preis in 2015 for his contributions to Quantum Cryptography. In 2009, Mr. Horwath co-founded Mynaric Lasercom GmbH and has been serving as managing director and chief technical officer since then. He also served as member of the management board of our Company from 2017 to 2019 and was re-appointed as a member of the management board in 2021. Mr. Horwath graduated from the Technical University of Graz, Austria, and holds a degree in electrical engineering (Dipl.-Elektroingenieur).

Supervisory Board

Overview

German law requires that the supervisory board consists of at least three members, whereby the articles of association may stipulate a higher number. Pursuant to our articles of association, our supervisory board shall consist of five (5) members. As we grow, our supervisory board may be required to include employee representatives subject to the provisions of the German One-Third Employee Participation Act (Drittelbeteiligungsgesetz), which applies to companies that on a regular basis employ more than 500 employees in Germany (on a headcount basis), or the German Co-Determination Act (Mitbestimmungsgesetz), which applies to companies that on a regular basis employ more than 2,000 employees in Germany (on a headcount basis). Based on the size of our workforce, none of these provisions currently apply to us and we are not required to include employee representatives as members of our supervisory board.

Under German law, the members of a supervisory board may be elected for a maximum term of approximately five years, depending on the date of the annual general shareholders’ meeting at which the members of the supervisory board are elected. This time period may not extend past the end of the shareholders’ meeting ratifying the acts of the supervisory board for the fourth full financial year following the commencement of their respective terms of office. For example, if a potential supervisory board member is elected in May 2022, his or her term of office may not extend past the shareholders’ meeting ratifying the acts of the supervisory board in the financial year 2026.

Re-election, including repeated re-election, is permissible. The shareholders’ meeting may specify a term of office for individual members or all of the members of our supervisory board that is shorter than the maximum term of office and, subject to statutory limits, may set different start and end dates for the term of office of individual supervisory board members.

Members of our supervisory board may be dismissed at any time during their term of office by a resolution of the shareholders’ meeting adopted by a simple majority of the votes cast at such meeting. In addition, any member of our supervisory board may resign at any time by giving three month’s written notice of his or her resignation to the chairperson of our supervisory board or, in case the chairperson resigns, to the deputy chairperson. Our supervisory board may agree upon a shorter notice period.

The shareholders’ meeting may, at the time when it elects the members of the supervisory board, also elect one or more substitute members. Should the term of office of a member of our supervisory board end prematurely the substitute member will replace such supervisory board member for the remainder of his or her original term of office. Currently, no substitute members have been elected or have been proposed to be elected.

Our supervisory board elects a chairperson and a deputy chairperson from among its members. The deputy chairperson assumes the chairperson’s responsibilities and duties whenever the chairperson is unable to discharge his or her duties. Manfred Krischke, Peter Müller-Brühl, Steve Geskos, Hans Königsmann and Vincent Wobbe are the current members of our supervisory board. The members of our supervisory board have elected Manfred Krischke as chairperson of the supervisory board and Peter Müller-Brühl as deputy chairperson of the supervisory board, each for his respective term of office.

German law does not require the majority of our supervisory board members to be independent. However, pursuant to recommendations contained in the German Corporate Governance Code (as in force as of the date of this prospectus), the supervisory board shall include such number of independent members that are independent from the company, its management board and any controlling shareholder as it considers appropriate, taking into account the shareholder structure, and the majority of the supervisory board members shall be independent from the company and its management board. A member of the supervisory board is deemed independent from the company and its management board if such member has no personal or business relationship with the company or the management board that may cause a substantial, and not merely temporary, conflict of interest.

Pursuant to the German Corporate Governance Code, in case the supervisory board is composed of no more than six (6) members, at least one (1) member of the supervisory board shall be independent from the controlling shareholder. In case the supervisory board comprises more than six (6) members, at least two (2) members of the supervisory board shall be independent from the controlling shareholder. A member of the supervisory board is considered independent from a controlling shareholder if neither such supervisory board member nor its close family members are a controlling shareholder or part of the executive board of a controlling shareholder and no personal or business relationship with the controlling shareholder exists that may cause a substantial, and not merely temporary, conflict of interest.

The supervisory board meets at least four times per year, twice during each of the first and the second half of each financial year. Our articles of association and the supervisory board’s rules of procedure provide that a quorum of the supervisory board members is achieved if at least three of its members participate in the vote. Abstention is regarded as participation in the vote, but is not included in the calculation of the votes cast. Members of our supervisory board are deemed to be participating in a vote if they participate via telephone or video conference, as long as no other member of the supervisory board objects to such form of participation. Any absent member may also participate in the vote by submitting his or her written vote through another member.

Resolutions of our supervisory board are passed with a simple majority of the votes cast, unless otherwise required by law, our articles of association or the rules of procedure of our supervisory board. In the event of a tied vote, the chairperson has the tie-breaking vote.

Under the German Stock Corporation Act, our supervisory board is not permitted to make management decisions. However, in accordance with German law, our supervisory board determined that certain matters require its prior consent, including:

•	the formation, acquisition, sale and dissolution of companies, business units, fixed and current assets related to operations and participations, silent partnerships as well as related transactions;

•	establishment and discontinuation of branches of the Company; changes to material strategic objectives of the existing business;

•	entry into and termination of lease agreements with a fixed term exceeding one year, provided that the annual rent exceeds €250,000;

•	adoption of measures or entry into agreements or making investments related to property, plant and equipment, and financial assets, exceeding the approved budget, with a value of over €50,000;

•	entry into credit agreements exceeding an amount of €500,000;

•

changes to human resources policy principles, including the introduction, modification and termination of generally applicable polices related to employee compensation, the introduction of occupational pensions or retirement plans or employee profit participation plans as well as economically comparable arrangements (such as trusts, shareholder loans and option agreements);

•

entry into and termination of agreements with employees with total annual compensation (base salary and including variable compensation components, but excluding fringe benefits and long-term incentive plans) exceeding a gross annual amount of €350,000, including in the context of the recruitment of replacement staff;

•	termination of employment or other restructuring measures affecting more than 10% of the Company’s total head count;

•	commencement and termination of legal action having a material effect or a financial risk exceeding €200,000, both by and against the Company;

•	acquisition, sale or encumbrance of real estate, sections of land and comparable rights as well as their development;

•

granting shareholder loans and credit to non-affiliates, provided these do not concern the granting of mere terms of credit related to ordinary course supply and services, and the portion not covered by related credit insurance exceeds €200,000;

•	entry into speculative financial transactions (particularly investment in currencies, derivatives or securities);

•	granting security interests to third parties (excluding affiliates), particularly the assumption of suretyships and other guarantees;

•

entry into agreements with members of the Management Board or related persons within the meaning of Section 15 of the German Tax Code or corporations, with the exception of agreements with consolidated companies;

•	whole or partial sales of material portions of the Company’s assets or mergers of the Company;

•	establishment or modification of administrative headquarters, branches or permanent establishments for tax purposes;

•	grants and revocations of general powers of representation (Prokura) and general powers of attorney in accordance with applicable German laws;

•

adoption of the annual consolidated budget (investment, finance, revenue, profit and staffing plans) as well as the implementation of related measures in affiliated companies that are not included in the consolidated budget;

•	disposal of tangible and intangible assets (including trademarks, domains and patents) related to the Company’s operations outside the ordinary course of business;

•	entry into, modification or termination of intercompany agreements within the meaning of Sections 291 et seq. of the German Stock Corporation Act;

•	entry into, modification or termination of joint venture agreements or consortium contracts and other partnership agreements outside the ordinary course of business; and

•	changes to material accounting policies.

In addition to the matters that our supervisory board has determined from time to time to require its prior consent, as a matter of German law, certain transactions or other matters may only be carried out or implemented subject to our supervisory board’s prior consent.

Members of our Supervisory Board

Pursuant to our articles of association, our supervisory board shall consist of five (5) members. On October 5, Mr. Gerd Gruppe, deputy chairperson of our supervisory board, resigned with immediate effect from his position for personal reasons. The remaining members of the supervisory board elected Mr. Peter Müller-Brühl to serve as deputy chairperson of our supervisory board. To fill the vacant position, the supervisory board has nominated Mr. Hans Königsmann to serve as substitute member on our supervisory board until the next general meeting held in 2022. Vacant positions on the supervisory board can only be filled with an individual either elected by the general meeting or appointed by the competent court upon application by the Company. Accordingly, on October 11, 2021, the supervisory board submitted an application to the competent local court (Amtsgericht) of Munich requesting the appointment of Mr. Hans Königsmann as member of our supervisory board. On October 14, 2021, the competent local court (Amtsgericht) of Munich appointed Mr. Hans Königsmann as a member of our supervisory board.

The following table sets forth the names of the current members of our supervisory board, their ages, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations:

Name	Age	Year in which Term Expires	Principal occupation
Dr. Manfred Krischke (chairperson)	55	2023	Chief executive officer of cloudeo AG
Peter Müller-Brühl(1) (deputy chairperson)	53	2023	Chief operating officer of GreenCom Networks AG
Steve Geskos	43	2023	Managing director of Rose Park Advisors
Hans Königsmann(2)	58	2022	Former vice president of flight reliability at SpaceX
Vincent Wobbe(3)	35	2022	Head of public markets investments & co-head equity capital markets of Apeiron Investment Group

(1)	Peter Müller-Brühl was elected deputy chairperson in the supervisory board meeting held on October 5, 2021 following resignation of Gerd Gruppe as member of the supervisory board.
(2)

Hans Königsmann was appointed member of the supervisory board by the competent local court (Amtsgericht) of Munich following resignation of Gerd Gruppe as a member of the supervisory board in October 2021.

(3)	Vincent Wobbe was appointed member of the supervisory board by the competent local court (Amtsgericht) of Munich following resignation of Thomas Hanke as member of the supervisory board in June 2021.

Unless otherwise indicated, the current business address for each supervisory board member is the same as our business address: Dornierstraße 19, 82205 Gilching, Germany.

The following is a brief summary of the business experience of the members of our supervisory board:

Dr. Manfred Krischke has been a member of our supervisory board since May 2017 and currently serves as chairperson of our supervisory board. He received a doctorate in aerospace engineering from the Technical University of Munich. Mr. Krischke has been the co-founder and chief executive officer of cloudeo AG since 2012, which operates a vendor independent, data agnostic market platform through which customers can obtain professional geo-information services from leading national and international providers at low cost. Since 2011, he has also been a managing shareholder of SCANDO Beteiligungs GmbH. From 2005 to 2010, Mr. Krischke served as a managing director of Intermap Technologies GmbH, a company providing geospatial solutions that allow GIS professionals in commercial and government organizations worldwide to build a broad range of applications. In 1998, he founded RapidEye AG, a provider of quality high-resolution satellite imagery and derived geo-information products, and was its chief executive officer until 2004; in 2011 he also served as its interim chief executive officer. From 1991 to 1998, he was a business development manager at Kayser-Threde GmbH. Mr. Krischke also served as a member of the supervisory board of RapidEye AG from 2009 to 2011 and as chairman of the supervisory board of Hyperganic Technologies AG, a company that develops software for advanced industrial 3D printers, from 2017 to 2021.

Peter Müller-Brühl has been a member of our supervisory board since July 2018. Mr. Müller-Brühl holds business degrees from Middlesex University in London and the European School of Business (ESB) in Reutlingen, Germany, as well as an MBA from Ottawa University, Canada. He started his career in the publishing industry in New York and Moscow and, after he received his MBA, continued in the automotive industry in different commercial and technology management roles until 2008, when he left as chief information officer/chief technology officer Germany for DaimlerChrysler AG. He went on to gain 13 years’ experience as a serial entrepreneur in various technology start-ups, as co-founder and member of executive management teams. He served as a venture partner at SpaceTec Capital Partners GmbH, a venture capital consulting firm, from 2008 to 2011, as chief operating officer at RapidEye AG, a provider of quality high-resolution satellite imagery and derived geo-information products, from 2011 to 2012, and currently serves as chief operating officer and member of the management board of GreenCom Networks AG, a next generation energy service provider. He has served as chairman of the supervisory board and member of the audit and compensation committee of cloudeo AG since 2012, member of the supervisory board and member of the audit and compensation committee of Protection ONE GmbH since 2016, member of the supervisory board at Seidel GmbH & Co. KG since 2015 and member of the supervisory board of Xpay Holding AG since 2019.

Steve Geskos has been a member of our supervisory board since May 2021. He received a B.A. in history from Brandeis University and an MBA in finance and operations from NYU Stern School of Business. Mr. Geskos has been an investor in public and private companies for over twenty years. He started his career as a research associate at Citigroup Salomon Smith Barney in 2000, before joining Jennison Associates LLC as an equity analyst from 2002 to 2006. From 2006 to 2008, he was a portfolio manager and analyst at Perry Capital, before joining MissionPoint Capital Partners as partner and portfolio manager from 2009 to 2011. In 2011, Mr. Geskos joined Fortress Investment Group as a managing director, where he managed a global equity long/ short fund for Fortress Investment Group’s liquid markets business until 2018. During this time, he invested across the capital structure in both a public and private capacity with a particular emphasis on cyclical industries and hard asset classes. Mr. Geskos currently serves as a managing director at Rose Park Advisors, an investment firm focused on identifying investment opportunities by applying the frameworks of disruptive innovation, which he joined in 2019. Mr. Geskos has been nominated to the supervisory board of XPay Group, a position which he will assume in the second half of 2021.

Hans Königsmann has been a member of our supervisory board since October 2021. He holds a degree in aerospace engineering (Dipl.-Ingenieur, Aerospace) from the Technical University Berlin and a Ph.D. in aerospace engineering and production technology from the University of Bremen. Mr. Königsmann started his career in 1989, first as research assistant and later as space system division manager, at the Center of Applied Space Technology and Microgravity at the University of Bremen. In 1996, he joined Microcosm, Inc. as chief scientist, responsible, among other things, for the development of algorithms and simulations to control spacecraft attitude and orbital position. In 2002, Mr. Königsmann joined Space Exploration Technologies (SpaceX), where he remained for nearly 20 years until his retirement in 2021. During his time at SpaceX, he held the positions of vice president Avionics until 2008, vice president launch chief engineer until 2012 and vice president of flight reliability until September 2021. Ultimately, he was responsible for the reliability from production through the operational lifecycle of the vehicles Falcon 9 and Dragon, including re-used boosters and fairing. Mr. Königsmann was awarded the NASA Distinguished Public Service Medal in 2014, the highest form of recognition by NASA for non-Government individuals.

Vincent Wobbe has been a member of our supervisory board since June 2021. Mr. Wobbe holds a Master of Science in Financial Management from Hull University Business School and a Bachelor of Science in European Management from the European Business School. Mr. Wobbe has over a decade of experience in corporate finance and equity capital markets. He started his career in corporate finance at Société Générale Corporate and Investment Banking in 2010, before joining BNP Paribas from 2014 to 2016. In 2016, he joined Deutsche Bank Aktiengesellschaft in London, where he advised and executed equity capital raisings for pan-European issuers until 2019. In 2020, Mr. Wobbe joined Apeiron Investment Group Ltd. as head of public markets investments and co-head of the equity capital markets team. He currently serves on the supervisory board of nextmarkets AG.

Supervisory Board Practices

Decisions are generally made by our supervisory board as a whole; however, decisions on certain matters may be delegated to committees of our supervisory board to the extent permitted by law. The chairperson or, if he or she is unable to do so, the deputy chairperson, chairs the meetings of the supervisory board and determines the order in which the agenda items are discussed, the method and order of voting, as well as any adjournment of the discussion and passing of resolutions on individual agenda items after a due assessment of the circumstances.

In addition, under German law, each member of the supervisory board is obliged to carry out his or her duties and responsibilities in person, and such duties and responsibilities cannot be generally and permanently delegated to third parties. However, the supervisory board and its committees have the right to retain third-party experts for the review and analysis of specific matters within the scope of the supervisory board’s control and supervisory function under German law. We would bear the cost of any such experts that are retained by the supervisory board or any of its committees within the scope of their responsibilities.

Pursuant to Section 107 para. 3 of the German Stock Corporation Act, the supervisory board may form committees from among its members and charge them with the performance of specific tasks. The committees’ tasks, responsibilities and processes are determined by the supervisory board. The supervisory board may delegate to one or more committees all tasks and responsibilities not reserved for the supervisory board as a whole as a matter of mandatory law.

Pursuant to its internal rules of procedure, the supervisory board has established an audit committee, a compensation committee and a nomination committee:

Name of committee	Current Members
Audit committee	Steve Geskos (chairperson), Manfred Krischke and Peter-Müller Brühl
Compensation committee	Manfred Krischke (chairperson), Peter-Müller Brühl and Vincent Wobbe
Corporate governance and nominations committee	Manfred Krischke (chairperson), Peter-Müller Brühl and Vincent Wobbe

Audit Committee

Our audit committee assists the supervisory board in overseeing the accuracy and integrity of our accounting and financial reporting processes, along with the audits of our financial statements. The audit committee also oversees the effectiveness of our internal control system and our compliance with legal and regulatory requirements, evaluates the independence and qualifications of the independent auditors, and oversees the performance of such auditors and the effectiveness of our internal audit functions.

The audit committee’s duties and responsibilities to carry out its purposes include, among others:

•	the review of our accounting processes;

•	the review of the effectiveness of our internal control systems, risk management and compliance;

•	the review and the handling of matters and processes related to auditor independence;

•

the preparation of the supervisory board recommendation to the shareholders’ meeting on the appointment of the independent auditors to audit our financial statements and the related proposal to the supervisory board;

•

direct responsibility for the appointment, compensation, retention and oversight of the work of the independent auditors, who shall report directly to the audit committee, provided that the auditor appointment and termination shall be subject to approval by the shareholders’ meeting;

•	the pre-approval, or the adoption of appropriate procedures to pre-approve, all audit and non-audit services to be provided by the independent auditors;

•

the establishment of procedures for (i) the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and (ii) the submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	the review and approval of all our related party transactions in accordance with our policies in effect from time to time.

The audit committee has the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other engagement terms of special or independent counsel, accountants or other experts and advisors, as it deems necessary or appropriate, without seeking approval of the management board or supervisory board. We shall provide for appropriate funding, as determined by the audit committee, in its capacity as a committee of the supervisory board, for payment of compensation to the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, compensation of any advisers employed by the audit committee, and ordinary administrative expenses of the committee that are necessary or appropriate in carrying out its duties.

Subject to certain limited exceptions, each member of the audit committee must be independent according to the following criteria:

•

no member of the audit committee may, directly or indirectly, accept any consulting, advisory or other compensatory fees from our company or its subsidiaries other than in such member’s capacity as a member of our supervisory board or any of its committees; and

•

no member of the audit committee may be an “affiliated person” of our company or any of its subsidiaries except for such member’s capacity as a member of our supervisory board or any of its committees; for this purpose, the term “affiliated person” means a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control of our company or any of its subsidiaries.

At least one member of the audit committee shall qualify as an “audit committee financial expert” as defined under the Exchange Act.

Compensation Committee

Our compensation committee consists of three members, one of whom is the chairperson of the supervisory board. Our compensation committee is responsible for:

•

considering all aspects of compensation and employment terms for the management board, and in this regard (i) making recommendations to and preparing decisions for the supervisory board and (ii) preparing presentations to the shareholders’ meeting, to discuss amendments to existing, or the establishment of new, employment agreements for the members of the management board, including issues of compensation guidelines, incentive programs, strategy and framework;

•	considering the compensation and general employment terms for second level management, and in this regard it is authorized to make recommendations to the management board;

•

commissioning, when appropriate, its own independent review of the compensation guidelines and the compensation packages paid to the members of the management board, to ensure that the guidelines reflect the best practices and that the packages remain competitive and in line with market practice;

•	presenting an evaluation of the management board’s performance and making a recommendation to the supervisory board regarding the employment terms and compensation of the management board;

•

assisting the supervisory board in the oversight of regulatory compliance with respect to compensation matters, including monitoring our system for compliance with the relevant provisions of the German Corporate Governance Code concerning the disclosure of information about compensation for the management board and other senior executives; and

•	examining compensation guidelines that serve as a framework for all compensation matters to be submitted to and determined by the supervisory board.

Corporate Governance and Nominations Committee

Our corporate governance and nominations committee consists of at least three members. The committee is responsible for, among other things, preparing all recommendations to the supervisory board with regard to the following items:

•	the appointment and dismissal of management board members, as well as the nomination of the management board chairperson;

•	completion of, amendments to and termination of employment contracts with management board members; and

•	election proposals for suitable supervisory board candidates to be presented to the shareholders’ meeting.

Additionally, subject to mandatory responsibilities of the entire supervisory board, the corporate governance and nominations committee, rather than the entire supervisory board, will consider and, where it so determines, approve most of the transactions requiring the approval of the supervisory board, and it has the capacity to provide consent for transactions between us and members of our management board.

Compensation of Management Board and Supervisory Board Members

Compensation of Management Board Members

The service agreements entered into with the members of our management board provide for an annual fixed base salary and an annual performance award (annual bonus). In addition to the fixed and variable remuneration components, the members of our management board are entitled to additional benefits under the terms of their service agreements, including reimbursement of out-of-pocket expenses incurred in the course of providing services to our Company in accordance with our applicable expense policies. We have obtained directors’ & officers’ (D&O) indemnity insurance policies for the benefit of the members of our management board covering the statutory liability arising from their activities in this capacity. The D&O insurance has a deductible of 10% of the damage incurred. Following this offering, we will re-evaluate the compensation paid under the service agreements entered into with the members of our management board and may consider an increase of such compensation.

The current members of the management board are entitled to a bonus payment in the case of a successful closing of an offering of our shares or of ADSs representing our shares on the New York Stock Exchange or Nasdaq including this offering (the “IPO Bonus”). The amounts to be paid to the beneficiaries under the IPO Bonus depend on the amount of gross proceeds raised in this offering. If the gross proceeds of this offering (taking into account any proceeds of the underwriters’ option to purchase additional ADSs) equal or exceed $150 million, Mr. Altan, Mr. Berndt-von Bülow and Mr. Horwath will be entitled to an IPO Bonus payment of 0.7%, 0.5% and 0.3%, respectively, of the amount of gross proceeds. If the gross proceeds of this offering (taking into account any proceeds of the underwriters’ option to purchase additional ADSs) equal or exceed $100 million but amount to less than $150 million, the IPO Bonus will be calculated on a linear basis in which case the minimum IPO Bonus entitlement (i.e., in case gross proceeds amount to $100 million) of Mr. Altan, Mr. Berndt-von Bülow and Mr. Horwath will amount to 0.35%, 0.25% and 0.15%, respectively, of the gross proceeds of the offering. Furthermore, if this offering takes place under exceptional circumstances, particularly in a substantially negative market environment, the supervisory board is entitled to pass a resolution to reasonably reduce the lower and/or the upper threshold, taking the interests of the Company and the efforts of the management board into account. While the IPO Bonus will be paid out in cash, each beneficiary is obliged to re-invest 50% of such beneficiary’s bonus payment in our shares or ADSs representing shares in the Company (“IPO Bonus Shares”). Each beneficiary is obliged to hold the IPO Bonus Shares, subject to a repayment obligation further explained below, for a minimum period of 12 months following this offering and may not transfer, pledge or otherwise dispose of the IPO Bonus Shares during such period. If a beneficiary ceases to a be a member of our management board during such 12 month period for reasons that are attributable to such beneficiary, such beneficiary will be obliged to repay to the Company an amount of cash equal to the actual amount re-invested in the IPO Bonus Shares unless the supervisory board decides otherwise.

In addition, Bulent Altan (CEO) and Stefan Berndt-von Bülow (CFO), both current members of our management board, are entitled to a yearly cash bonus of up to €125,000 and €200,000, respectively, if certain annual goals agreed upon by the management board and the Company have been met. In addition, both are entitled to a one-time bonus for investments by strategic investors which exceed 5% of the then current share capital of the Company. The one-time bonus is set to amount to 1% of the acquired funds (payment into the share capital or into the capital reserve) and is capped at €1,000,000. In the case of a capital increase with subscription rights, only those investments which go beyond the investor’s subscription rights count towards the 5% threshold.

We believe that the service agreements between us and the members of our management board provide for payments and benefits that are in line with customary market practice for similar companies who are operating in our industry.

Remuneration of the Members of the Management Board in 2020

In 2020, our management board initially comprised Bulent Altan (Chief Executive Officer), Wolfram Peschko (former Chief Financial Officer) and Hubertus Edler von Janecek (former Chief Sales Officer). Mr. Peschko and Mr. Edler von Janecek both resigned from our management board in June and July 2020, respectively. Stefan Berndt-von Bülow was appointed to our management board in September 2020.

In 2020, the members of our management board were entitled to receive total compensation of €882 thousand, which includes base salary in the amount of €525 thousand and short-term variable remuneration in the amount of €357 thousand. In addition, 47,000 stock options were granted to the members of the management board (including former and current members of the management board), for which an aggregate amount of €549 thousand was recognized as expense. Mr. Altan received additional remuneration for his activities as director of Mynaric USA Inc., which is reflected in the aggregate remuneration described above. The other members of the management board did not receive any remuneration during their term for their positions in our subsidiaries. Mr. Peschko and Mr. Edler von Janecek were both granted severance payments in the amount of €691 thousand and €263 thousand, respectively.

Share Ownership of Management Board Members

Mr. Altan and Mr. Berndt-von Bülow do not hold any shares in our Company. Mr. Horwath holds 220,527 ordinary shares in our Company, which represents 5.4% of our outstanding share capital as of immediately prior to the completion of this offering.

Mr. Peschko, a former member of our management board who resigned in 2020, holds, to the best of our knowledge, 70,000 ordinary shares in our Company, which represents 1.7% of our outstanding share capital as of immediately prior to the completion of this offering.

Option Ownership of Management Board Members

The following table sets forth the option ownership of our current and former management board members as of June 30, 2021.

Name	Number of Options		Title	Exercise Price (in €)	Grant Date	Expiration Date
Bulent Altan	*	(1)	Ordinary shares	42.46	September 27, 2019	September 27, 2026
	*	(1)	Ordinary shares	61.27	September 30, 2020	September 30, 2027
	*	(2)	Ordinary shares	61.27	September 30, 2020	September 30, 2027
	56,700	(3)	Ordinary shares	25.00	August 13, 2019	December 31, 2022
	*	(4)	Ordinary shares	71.15	June 30, 2021	June 30, 2028
Stefan Berndt-von Bülow	*	(1)	Ordinary shares	41.03	December 30, 2019	December 30, 2026
	*	(1)	Ordinary shares	47.25	June 30, 2020	June 30, 2027
	*	(2)	Ordinary shares	61.27	September 30, 2020	September 30, 2027
	*	(4)	Ordinary shares	71.15	June 30, 2021	June 30, 2028
Joachim Horwath	*	(1)	Ordinary shares	42.46	September 27, 2019	September 27, 2026
	*	(4)	Ordinary shares	71.15	June 30, 2021	June 30, 2028
Wolfram Peschko(5)	*	(1)	Ordinary shares	42.46	September 27, 2019	September 27, 2026
	*	(1)	Ordinary shares	47.25	June 30, 2020	June 30, 2027
Hubertus Edler von Janecek(5)	*	(1)	Ordinary shares	42.46	September 27, 2019	September 27, 2026
	*	(1)	Ordinary shares	47.25	June 30, 2020	June 30, 2027

*	Indicates beneficial ownership of less than 1% of our outstanding ordinary shares.
(1)	Granted under the 2019 Plan.
(2)	Granted under the 2020 Plan.
(3)

Granted under a stock option agreement entered into by and between Bulent Altan, our Chief Executive Officer and a member of our management board, and Apeiron Investment Group Ltd., one of our shareholders, on August 13, 2019, as amended on March 31, 2021.

(4)	Granted under the 2021 Plan.
(5)	Mr. Peschko and Mr. Edler von Janecek both resigned from our management board in June and July 2020, respectively.

Compensation of Supervisory Board Members

Our articles of association provide for a fixed annual compensation for each member of the supervisory board of €30,000. The chairperson of the supervisory board is entitled to receive a fixed annual compensation of €60,000, and the deputy chairperson €45,000. The compensation is payable after the end of the financial year. A member of the supervisory board who serves for only a portion of a given fiscal year or who holds the position of chairman or vice chairman of the supervisory board for only a portion of a given fiscal year will only be remunerated pro rata. Members of the supervisory board will also receive an attendance fee for the attendance in any board meeting or the passing of a resolution by means of a telephone conference. Subject to the listing of our shares on a foreign stock exchange (including pursuant to this offering), supervisory board compensation will be increased to €60,000 (€120,000 and €90,000 in the case of the chairperson and the deputy chairperson, respectively). Supervisory board members who at the same time are members of the audit committee will receive an additional fixed annual compensation of €20,000 (€30,000 for the chairperson of the audit committee).

In addition to the aforementioned compensation, the members of the supervisory board will be reimbursed for their reasonable out-of-pocket expenses incurred in the performance of their duties as supervisory board members as well as the value-added tax on their compensation and out-of-pocket expenses. For the year ended December 31, 2020, the aggregate remuneration paid to our supervisory board amounted to €130 thousand (December 31, 2019: €63 thousand). In addition, the members of the supervisory board are covered by a directors’ and officers’ (“D&O”) insurance policy in line with market practice.

Except for Peter Müller-Brühl, no member of our supervisory board beneficially owns ordinary shares in our Company. Mr. Müller-Brühl beneficially owns 4,445 ordinary shares in our Company, which he holds indirectly through EOversal UG (haftungsbeschränkt), a German limited liability entrepreneurial company (Unternehmergesellschaft) wholly-owned by him.

No member of our supervisory board currently owns any options or other equity awards for ordinary shares in the Company.

Employee Participation

Stock Option Program 2019

In 2019, we established another stock option program (the “2019 Plan”). The 2019 Plan has an initial term until and including December 31, 2022. Under the 2019 Plan, our management board is authorized to grant (i) up to 135,000 stock options to members of our management board or to managing directors of our affiliates and (ii) up to 135,000 stock options to our employees or to employees of our affiliates. If stock options under the 2019 Plan are to be granted to members of our management board, only our supervisory board is entitled to decide on such grants.

The stock options under the 2019 Plan are subject to a vesting period of four years. Once they have vested, they may be exercised within three years following the expiry of the vesting period (but only during the period that is four weeks following the announcement of our annual financial results or half year financial results in each of such three years). The stock options can only be exercised if the XETRA Share Price is at least 20% above the exercise price at the end of the vesting period. The exercise price is set as the XETRA Share Price on the day preceding the issuance period (as defined). On May 14, 2021, our shareholders’ meeting resolved on an amendment to the 2019 Plan addressing the proposed listing of ADSs on a foreign stock exchange (as contemplated by this offering). This amendment allows us, depending on the trading system with the highest total trading volume of our ordinary shares or ADSs over a specific period, to use either the price of the ADSs (converted into an amount per share) or the XETRA Share Price as the reference price under the 2019 Plan.

Stock options under the 2019 Plan may only be exercised by an optionholder (i) during the time of such optionholder’s employment with us or one of our affiliates, or (ii) if such optionholder’s employment contract is terminated due to time limitation or upon retirement or mutual agreement. If the employment is terminated for other reasons and before the end of the vesting period, the stock options forfeit immediately. If the employment contract is terminated for other reasons and after the stock options have vested but before they are exercised, such stock options forfeit following expiry of the next exercise period without replacement or compensation.

Under the 2019 Plan, we may issue shares by utilizing the Conditional Capital 2019 (as described below under “Description of Share Capital and Articles of Association—Conditional Capital”) or treasury shares. At our discretion, we may also settle the stock options in cash. In addition, the 2019 Plan contains a change-of-control provision applicable to (i) unvested stock options, providing the optionholder with the right to rescind the stock option in exchange for the payment of compensation from the Company to the optionholder, and (ii) vested stock options that are not exercisable, providing us and the beneficiary with the right to rescind the stock option in exchange for the payment of compensation from the Company to the optionholder.

Stock Option Program 2020

In 2020, we implemented an additional stock option program (the “2020 Plan”). Under the 2020 Plan, our management board is authorized to grant stock options (i) in the amount of up to 14,473 shares to members of our management board or to managing directors of our affiliates and (ii) in the amount of up to 20,000 shares to our employees or to employees of our affiliates. If stock options under the 2020 Plan are to be granted to members of our management board, only our supervisory board is entitled to decide on such grants.

The stock options under the 2020 Plan are subject to a vesting period of four years. Once they have vested, they may be exercised within three years following the expiry of the vesting period (but only during the period that is four weeks following the announcement of our annual financial results or half year financial results in each of such three years). The stock options can only be exercised if the XETRA Share Price is at least 20% above the exercise price at the end of the vesting period. The exercise price is set as the XETRA Share Price on the day preceding the issuance period (as defined). On May 14, 2021, our shareholders’ meeting resolved on an amendment to the 2020 Plan addressing the proposed listing of ADSs on a foreign stock exchange (as contemplated by this offering). This amendment allows us, depending on the trading system with the highest total trading volume of our ordinary shares or ADSs over a specific period, to use either the price of the ADSs (converted into an amount per share) or the XETRA Share Price as the reference price under the 2020 Plan.

Stock options under the 2020 Plan may only be exercised by an optionholder (i) during the time of such optionholder’s employment with us or one of our affiliates, or (ii) if such optionholder’s employment is terminated due to time limitation or upon retirement or mutual agreement. Hence, if the employment is terminated for other reasons and before the end of the vesting period, the stock options forfeit immediately without replacement or compensation. If the employment is terminated for other reasons and after the stock options have vested but before they are exercised, such stock options forfeit following expiry of the next exercise period without replacement or compensation.

Under the 2020 Plan, we may issue shares by utilizing the Conditional Capital 2020 (as described below under “Description of Share Capital and Articles of Association—Conditional Capital”) or treasury shares. At our discretion, we may also settle the stock options in cash. In addition, the 2020 Plan contains a change-of-control provision applicable to (i) unvested stock options, providing the optionholder with the right to rescind the stock option in exchange for the payment of compensation from the Company to the optionholder, and (ii) vested stock options that are not exercisable, providing us and the beneficiary with the right to rescind the stock option in exchange for the payment of compensation from the Company to the optionholder.

Stock Option Program 2021

In connection with this offering, we intend to establish an additional stock option program (the “2021 Plan”) pursuant to which our supervisory board will be authorized to grant up to 103,321 stock options to the members of our management board.

The stock options under our 2021 Plan will be subject to a vesting period of three years. During this period, the stock options will vest at the rate of one-twelfth for each full quarter of a year following the initial grant date, provided that a “cliff” period of one year from the grant date has expired. If a beneficiary leaves us before the expiry of the cliff period, all stock options granted to such beneficiary expire without compensation. If a beneficiary leaves us after the expiry of this cliff period, only those stock options that have not already vested expire without compensation. Stock options may be exercised within three years following the expiry of the vesting period, in any case within four weeks following the announcement of our annual or half year financial results.

Stock options under the 2021 Plan can only be exercised if the volume-weighted six-month average stock price of our shares or share certificates (converted into an amount per share) on the trading system with the highest total trading volume in our shares or share certificates (the “SOP 2021 Share Price”) within the last ten trading days prior to the exercise day is at least 20% above the exercise price at the end of the vesting period. If the Frankfurt Stock Exchange is such trading system, the XETRA Share Price is the relevant performance standard and the XETRA Share Price on the day preceding the issuance period is the relevant exercise price.

Under the 2021 Plan, we may issue shares by utilizing the Conditional Capital 2021/II (as described below under “Description of Share Capital and Articles of Association—Conditional Capital”) or treasury shares. At our discretion, we may also settle the stock options in cash.

Restricted Stock Units Program 2021

In addition to the 2021 Plan, we intend to implement a restricted stock units program (the “RSU Program”) in connection with this offering. Under the RSU Program, our management board will be authorized to grant up to 204,647 restricted stock units (“RSUs”) to (i) selected employees, (ii) selected employees of our affiliates, and (iii) managing directors of our affiliates. Forfeited RSUs under the RSU Program will be available for future grants.

Under the RSU Program, each beneficiary will be granted a specific Euro amount, which will be converted into a certain number of RSUs. The exact number of RSUs to be allocated to a beneficiary will be determined by dividing the Euro amount granted to such beneficiary by the six-month average closing price of the shares or share certificates on the trading system with the highest total trading volume of shares or share certificates within ten trading days, in each case prior to the grant date, rounded down to the nearest whole number. RSUs will vest in instalments over a four-year vesting period as follows: If a beneficiary’s employment with us or one of our affiliates has continued and remains unterminated following the expiry of a twelve-month period following the grant date (the “Cliff Period”) one-fourth of the RSUs initially allocated to such beneficiary will vest. Following the expiry of the Cliff Period, the remaining RSUs will vest in instalments of one-twelfth for each fully completed quarter during which the beneficiary’s employment continues without termination, subject to certain exceptions. In a good leaver event (as defined), all vested RSUs will be retained and all unvested RSUs will forfeit without entitlement to compensation. In a bad leaver event (as defined), all vested and unvested RSUs will forfeit without entitlement to compensation.

At our discretion, we may settle vested RSUs either (i) by way of new shares utilizing the Authorized Capital 2021/II (as described below under “Description of Share Capital and Articles of Association—Conditional Capital”), (ii) by way of a cash settlement, or (iii) a combination of both.

Each RSU entitles a beneficiary to a cash payment claim against us. Such payment claim will correspond to (i) in case of a share settlement, the closing price of our shares or share certificates on the last trading day before the day on which our management board (together with the supervisory board) resolves on the utilization of the Authorized Capital 2021/II, while such closing price is determined by the trading system with the highest total trading volume in our shares or share certificate within the ten days prior to the day of such resolution by the management board, or (ii) in case of a cash settlement, the average closing price of our shares or share certificates during the 30 trading days following the publication of our annual results, while such closing price is determined by the trading system with the highest total trading volume in shares or share certificates representing our shares within the ten last trading days prior to the publication of our annual financial report.

German Corporate Governance Code

The German Corporate Governance Code (the “Corporate Governance Code”), sets out recognized standards of good and responsible corporate governance. The current version of the Corporate Governance Code is the version as amended as of December 16, 2019 and published in the German Federal Gazette (Bundesanzeiger) on March 20, 2020.

The Corporate Governance Code contains principles (Grundsätze), recommendations (Empfehlungen) and suggestions (Anregungen) relating to the management and supervision of German companies whose shares are listed on the regulated market of a stock exchange in the European Union (or equivalent supervised foreign market), and companies that both have other securities listed on a regulated market of a stock exchange in the European Union (or equivalent supervised foreign market) and initiated the trading of their shares on a multilateral trading facility (MTF). The principles (Grundsätze) constitute only a purely informal reproduction of significant legal requirements under German substantive law. The Corporate Governance Code follows nationally and internationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance recommendations and suggestions with respect to shareholders and shareholders’ meetings, the management board and the supervisory board, transparency, accounting policies and auditing.

There is no obligation to comply with the recommendations or suggestions of the Corporate Governance Code. The German Stock Corporation Act merely requires that the management board and the supervisory board of a listed German company issue an annual declaration that either (i) states that the company has complied with the recommendations of the Corporate Governance Code or (ii) lists the recommendations that the company has not complied with and explains its reasons for deviating from the recommendations of the Corporate Governance Code (compliance statement, or Entsprechenserklärung). In addition, a company subject to the Corporate Governance Code is also required to state in its annual compliance statement whether it intends to comply with the recommendations or list the recommendations it does not intend to comply with in the future. These compliance statements must be made accessible to shareholders at all times. If the company changes its policy on certain recommendations between such annual declarations, it must disclose this fact and explain its reasons for deviating from the recommendations. Non-compliance with suggestions contained in the Corporate Governance Code need not be disclosed.

The Corporate Governance Code does not currently apply to us, as our shares are not listed on the regulated market of a stock exchange in the European Union (or equivalent supervised foreign market) and we do not have other securities listed on a regulated market of a stock exchange in the European Union (or equivalent supervised foreign market) nor do our shares trade on a MTF. Following our listing on Nasdaq, the Corporate Governance Code will apply to us and we will be required to issue annual compliance statements as described above. Our management board and supervisory board will be obliged to comply with the Corporate Governance Code except for such provisions, which are explicitly listed in such annual compliance statements and for which they provide an explanation of non-compliance.

We expect to deviate from certain recommendations and suggestions of the Corporate Governance Code. All deviations from the Corporate Governance Code recommendations will be published in the official annual declarations.

Code of Business Conduct and Ethics

In connection with the completion of this offering, we intend to adopt a written code of business conduct and ethics, or code of conduct, which will outline the principles of legal and ethical business conduct under which we do business. The code of conduct will apply to all of our management board members, supervisory board members and employees. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the code of conduct will be available on our website at www.mynaric.com. This website address is included in this prospectus as an inactive textual reference only. The information and other content appearing on our website are not part of this prospectus. Any amendments to, or waivers from, the provisions of the code of conduct applicable to members of our supervisory board and management board will be disclosed on our website promptly following the date of such amendment or waiver.

In addition, we intend to implement a compliance handbook which describes the compliance management system that we are going to implement for us and our subsidiaries. Our compliance handbook will be designed to ensure compliance with all legal requirements, while at the same time implementing high ethical standards that are mandatory for both management and each employee. The overall responsibility for the compliance management system lies with the management board.

Foreign Private Issuer Exemptions

As a “foreign private issuer,” as defined by SEC rules, we are permitted to follow certain German corporate governance practices instead of those otherwise required under Nasdaq rules for domestic U.S. issuers. Specifically, a foreign private issuer may follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3), and the requirement to distribute annual and interim reports set forth in Rule 5250(d), provided, however, that such a company shall comply with the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), the Diverse Board Representation Rule (Rule 5605(f)), the Board Diversity Disclosure Rule (Rule 5606), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii).

The significant differences between the corporate governance practices that we follow and those set forth in the Nasdaq stock market rules are described below:

•

Distribution of Annual and Interim Reports. Nasdaq Listing Rule 5250(d) requires that annual and interim reports be distributed or made available to shareholders within a reasonable period of time following filing with the SEC. Consistent with applicable rules and regulations in Germany, we do not distribute annual and interim reports automatically to shareholders. Instead, our annual and interim reports are available to shareholders on our website and delivery of printed versions thereof can be requested online. Furthermore, our annual and interim reports are also filed with the German Company Register (Unternehmensregister).

•

Independent Directors. Nasdaq Listing Rule 5605(b)(1) requires listed companies to have a majority of independent directors. There is no requirement under German law that the majority of members of a supervisory board be independent. The rules of procedure of our supervisory board provide that the supervisory board shall have a sufficient number of independent members within the meaning of the German Corporate Governance Code. The supervisory board has determined that a majority of the current members of our supervisory board are independent.

•

Executive Sessions. Nasdaq Listing Rule 5605(b)(2) requires that independent directors have regularly scheduled meetings during which only independent directors are present. German law does not require executive sessions of independent directors. However, German law provides that the supervisory board shall hold at least two meetings per calendar half-year. Additionally, where supervisory board members are subject to conflicts of interest, they generally must refrain from taking part in deliberations and voting.

•

Audit Committee Responsibilities and Authority. Nasdaq Listing Rule 5605(c)(1) requires companies to adopt a formal written audit committee charter specifying certain audit committee responsibilities. Pursuant to the German Stock Corporation Act, independent auditors are elected at the shareholders’ meeting, instead of being appointed by the audit committee. Also pursuant to the German Stock Corporation Act and applicable German law, our entire supervisory board, together with our management board, and in some cases, our shareholders, are responsible for the final approval of the audited financial statements and our supervisory board as a whole is responsible for many of the same functions that Nasdaq requires of an audit committee under its rules.

•

Proxy Solicitation. Nasdaq Listing Rule 5620(b) requires companies that are not a limited partnership to solicit proxies and provide proxy statements for all meetings of shareholders and to provide copies of such proxy solicitation material to Nasdaq. Under German law, there is no requirement for companies to solicit proxies in connection with a meeting of shareholders. Shareholders have the right to exercise their voting rights in the shareholders’ meeting through proxies appointed by them in writing. The proxies appointed by us are obligated to vote only in accordance with the instructions of the represented shareholder.

•

Quorum. Nasdaq Listing Rule 5605(c) provides that the minimum quorum requirement for a meeting of shareholders is 331/3% of the outstanding ordinary shares. Neither German law nor our articles of association provide for a minimum participation for a quorum for our shareholders’ meetings.

•	Shareholder Approval. Nasdaq Listing Rule 5635 requires companies to obtain shareholder approval before undertaking any of the following transactions:

–	acquiring the stock or assets of another company, where such acquisition results in the issuance of 20% or more of our outstanding share capital or voting power;

–	entering into any change of control transaction;

–	establishing or materially amending any equity compensation arrangement; and

–

entering into any transaction other than a public offering involving the sale, issuance or potential issuance by us of shares (or securities convertible into or exercisable for shares) equal to 20% or more of our outstanding share capital or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

Consistent with applicable German law, approval by the shareholders’ meeting is generally required for the issuance of any shares as well as any securities granting the respective holder the right to acquire shares (including options and convertibles).

We may utilize these and other exemptions for as long as we continue to qualify as a foreign private issuer.

PRINCIPAL SHAREHOLDERS

The following table sets forth information, as of                 , 2021, regarding the beneficial ownership of our ordinary shares: (i) prior to the completion of this offering and (ii) as adjusted to reflect the sale of the ADSs in this offering, for:

•	members of our supervisory board;

•	members of our management board;

•	members of our supervisory board and our management board as a group; and

•	each person who, to the best of our knowledge, beneficially owns 5% or more of our outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of                 , 2021, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.

The percentage of shares beneficially owned before this offering is computed on the basis of                  outstanding ordinary shares as of                 , 2021. The percentage of ordinary shares beneficially owned on an adjusted basis after this offering is based on                  ordinary shares to be outstanding after this offering after giving effect to completion of this offering assuming no exercise of the underwriters’ option to purchase additional ADSs from us, and                  ordinary shares to be outstanding after this offering after giving effect to completion of this offering and assuming full exercise of the underwriters’ option to purchase additional ADSs from us. Shares that a person has the right to acquire within 60 days of                 , 2021, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of our supervisory board and management board, as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Mynaric AG, Dornierstraße 19, 82205 Gilching, Germany.

			Shares beneficially owned after this offering
	Shares beneficially owned before this offering		Assuming underwriters’ option to purchase additional ADSs from us is not exercised		Assuming underwriters’ option to purchase additional ADSs from us is exercised in full
Shareholder	Number	Percent	Number	Percent	Number	Percent
5% shareholders
Dr. Markus Knapek	252,347	6.2
Apeiron Investment Group Ltd.(1)(2)	242,900	5.9
Members of our supervisory board
Dr. Manfred Krischke	—	—
Peter Müller-Brühl(3)	4,445	0.1
Steve Geskos	—	—
Hans Königsmann	—	—
Vincent Wobbe	—	—
Members of our management board
Bulent Altan(2)	—	—
Stefan Berndt-von Bülow	—	—
Joachim Horwath	220,527	5.4
All members of our supervisory board and management board, as a group	224,972	5.5

Total	720,219	17.6

(1)

Apeiron Investment Group Ltd. is owned and controlled by Christian Angermayer. Mr. Angermayer may be deemed to have beneficial ownership of the shares held by Apeiron Investment Group Ltd. The address for Mr. Angermayer is 66 & 67, Beatrice, Amery Street, Sliema, SLM1707, Malta.

(2)

Apeiron Investment Group Ltd. (“Apeiron”) and Bulent Altan entered into an option agreement dated August 13, 2019 (as amended), pursuant to which Bulent Altan was granted the right to acquire 56,700 no-par value bearer shares of the Company from Apeiron. Since the option under the option agreement is immediately exercisable, Mr. Altan may be deemed to have beneficial ownership of 56,700 ordinary shares in the Company. Upon exercise of this option by Mr. Altan, the shareholding of Apeiron will decrease accordingly. For more information on the option agreement, see “Related Party Transactions—Option Agreement with Bulent Altan.”

(3)

Peter Müller-Brühl beneficially owns 4,445 ordinary shares in our Company, which he holds indirectly through EOversal UG (haftungsbeschränkt), a German limited liability entrepreneurial company (Unternehmergesellschaft), wholly-owned by him.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Under German law, shareholders of a public company are required to notify the company and the German Federal Financial Supervisory Authority of the number of shares they own when their percentage ownership reaches, exceeds or falls below certain threshold levels. German law does not require a shareholder to update this information unless it again reaches, exceeds or falls below a notification threshold. The thresholds vary for companies listed in different segments of the Frankfurt Stock Exchange. As our ordinary shares are currently listed in the Scale segment of the Frankfurt Stock Exchange, the notification threshold applicable to our shareholders is 25%. As a result, we cannot be certain whether the number of shares owned by the shareholders (other than the shareholders who are members of our supervisory board and management board) listed above is accurate.

Our ordinary shares are issued only in bearer form. Accordingly, we cannot determine the identity of our shareholders or how many shares a particular shareholder owns and the number of ordinary shares directly held by persons with U.S. addresses.

None of our shareholders will have different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

The following is a description of related party transactions we have entered into since January 1, 2018, with any members of our management or supervisory board, executive officers or holders of more than 10% of any class of our voting securities.

Management Service Agreement with MCConsult GbR

On September 20, 2017, we entered into a management service agreement with Adelanto management services s.I. (“Adelanto”), pursuant to which Wolfram Peschko agreed to provide management services to the Company in connection with his management of the Company as a member of the management board. The management service agreement with Adelanto, which was wholly-owned by Mr. Peschko, had an initial term until May 19, 2022. In connection with his appointment as member of the management board, we entered into a separate service agreement with Mr. Peschko, dated September 21, 2017.

On January 23, 2019, the initial management service agreement with Adelanto was subsequently transferred to and assumed by MCConsult Dr. Wolfram Peschko (the “MCConsult Management Agreement”), a company wholly-owned by Mr. Peschko. Under the initial management service agreement with Adelanto, Mr. Peschko was entitled to receive an annual fixed salary (plus value added tax) and a variable bonus up to 50% of his annual fixed salary contingent upon achievement of predetermined milestones and targets. On May 27, 2020, Mr. Peschko resigned from the management board with immediate effect. As part of his resignation package, we entered into a severance agreement, dated June 13, 2020, pursuant to which (i) his separate service agreement was terminated with effect as of May 27, 2020 (i.e., the date of his resignation), (ii) we agreed to grant him 17,000 stock options in the Company that immediately vested, and (iii) we agreed to amend the MCConsult Management Agreement. Under the amended MCConsult Management Agreement, Mr. Peschko was initially engaged to provide certain consulting services relating to our China business. Since we decided to discontinue our China business in mid-2020, we agreed to continue payment of the service fee under the MCConsult Management Agreement as part of his severance pay; the agreement will expire on May 19, 2022.

In connection with the MCConsult Management Agreement and the MCConsult Consulting Agreement, we recorded expenses in the amount of €825 thousand for the financial year ended December 31, 2020, of which €344 thousand were paid to MCConsult GbR for the services provided in 2020 and €591 thousand were recognized as an accrued expense.

Option Agreement with Bulent Altan

Apeiron, one of our shareholders, and Bulent Altan, our Chief Executive Officer and a member of our management board, entered into an option agreement, dated August 13, 2019 (as amended), under which Apeiron granted Mr. Altan the right to acquire 56,700 no-par value bearer shares of the Company at a price of €25.00 per share (the “Altan Option Agreement”). Under the Altan Option Agreement, Mr. Altan was initially entitled to exercise the option during a four week exercise period following written notice by Apeiron that certain conditions precedent under the agreement have been met (the “Initial Exercise Period”). While the Initial Exercise Period would have expired in December 2020, Apeiron and Mr. Altan agreed to extend the exercise period under the Altan Option Agreement to December 31, 2022. As of today, the option under the Altan Option Agreement has not been exercised.

Business Opportunity Agreement

Bulent Altan, member of our management board and Chief Executive Officer, is an investment partner (together with the founder of Apeiron Investment Group Ltd., one of our shareholders) with, and serves as a member of the recommendation committee of, Alpine Space Ventures Management GmbH, which acts as the alternative investment fund manager of Alpine Space Ventures Fund I GmbH & Co. KG (the “ASV Fund”). As a result, conflicts of interest could arise in the future between us, on the one hand, and the ASV Fund and its affiliates, on the other hand, concerning potential investment or business opportunities in the field of laser communication technology and products as well as the development and implementation of quantum communication technology for long distance data transmission between moving objects for terrestrial, airborne and spaceborne applications (the “Core Business”).

In order to address such potential conflicts of interests, we will enter into a business opportunity agreement with Bulent Altan and the ASV Fund (the “Business Opportunity Agreement”) prior to or upon completion of this offering. Pursuant to the Business Opportunity Agreement, the ASV Fund will be required to present any potential business opportunity that is in the scope of our Core Business to us before pursuing, acquiring, or otherwise utilizing such business opportunity. If (and only if) we elect not to pursue such opportunity, the ASV Fund may do so. Under the Business Opportunity Agreement, we will also have a right of first offer, pursuant to which we will be entitled to acquire any existing investments in the Core Business that the ASV Fund intends to transfer to a third party. The Business Opportunity Agreement may be terminated by either party for cause, which includes (i) the application for the opening of insolvency proceedings against any party, (ii) the termination of Mr. Altan’s engagement as the CEO of Mynaric or (iii) the termination of Mr. Altan’s permanent involvement in the affairs of the ASV Fund.

Relationship with a Former Supervisory Board Member

Thomas Mayrhofer, a former member of our supervisory board who resigned in 2020, is a partner of Pinsent Masons LLP, a law firm that provided legal advisory services to us in connection with our rights offering in October 2020 and other capital markets related advice. Related party expenses involving Pinsent Masons LLP amounted to €135 thousand and €75 thousand in the years ended December 31, 2020 and 2019, respectively. Trade and other payables, which include outstanding obligations from transactions with Pinsent Masons LLP, amounted to €12 thousand and €6 thousand in the years ended December 31, 2020 and 2019, respectively.

Relationship with Ariane Knapek

Ariane Knapek is the spouse of Markus Knapek, a former member of our management board and a significant shareholder in our Company. Ms. Knapek was a part-time employee with the Company from June 2016 to January 2021 and received a salary at arm’s length terms.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following description is a summary of certain information relating to our share capital as well as certain provisions of our articles of association and the German Stock Corporation Act (Aktiengesetz). This summary does not purport to be complete and speaks as of the date of this prospectus. Copies of the articles of association will be publicly available from the commercial register (Handelsregister) of the local court (Amtsgericht) in Munich, Germany, electronically at www.unternehmensregister.de and as an exhibit to the registration statement of which this prospectus forms a part.

Company History

Our business was initially conducted through ViaLight Communications GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) incorporated under German law. ViaLight Communications GmbH was registered with the commercial register of the local court (Amtsgericht) of Munich, Germany, on June 15, 2009 under docket number HRB 179806 with an initial share capital of €25,050 and its corporate seat in Weßling, Germany. On August 8, 2012, the shareholders of ViaLight Communications GmbH resolved to move the registered office to Gilching, Germany, which became effective upon registration with the commercial register on August 17, 2012.

In preparation for the initial public offering of our ordinary shares on the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse), the shareholders of ViaLight Communications GmbH decided to incorporate a new entity in the form of a German stock corporation (Aktiengesellschaft) to serve as a holding company for the Mynaric group (formerly ViaLight Communications group). For this purpose, our former Chief Executive Officer, Wolfram Peschko, acquired a shelf company with the legal name Blitz 17-625 AG.

Blitz 17-625 AG (subsequently renamed to Mynaric AG) was established on April 6, 2017, as a stock corporation (Aktiengesellschaft) incorporated under German law, with its corporate seat in Munich, Germany, and registered with the commercial register of the local court in Munich under docket number HRB 232763. Following the acquisition of Blitz 17-625 AG, Wolfram Peschko, as its sole shareholder, resolved to move the corporate seat to Gilching, Germany. The change of the corporate seat became effective upon registration with the commercial register on May 23, 2017.

On August 1, 2017, the shareholders of ViaLight Communications GmbH, as the sole shareholders of Blitz 17 625 AG, contributed all shares in ViaLight Communications GmbH to Blitz 17-625 AG. In an extraordinary shareholders’ meeting held on August 7, 2017, the shareholders of Blitz 17 625 AG resolved upon a capital increase against contribution in kind (Sachkapitalerhöhung) for purposes of implementing the contribution of the shares in ViaLight Communications GmbH. As a result of this capital increase, which became effective upon registration with the commercial register on August 30, 2017, our share capital was increased by €1,950,000, from €50,000 to €2,000,000, through the issuance of 1,950,000 new ordinary shares, each with a nominal value of €1.00 per share, to the former shareholders of ViaLight Communications GmbH. As a result, we became the sole shareholder of ViaLight Communications GmbH and our shareholders received new shares in the Company issued in the capital increase proportionate to their shareholding in ViaLight Communications GmbH.

On August 7, 2017, our general shareholders’ meeting further resolved to change our legal name from Blitz 17-625 AG to Mynaric AG. The change in our company name became effective upon registration with the commercial register on August 30, 2017.

On September 8, 2017, we, as the sole shareholder of ViaLight Communications GmbH, resolved to change the company name of ViaLight Communications GmbH to Mynaric Lasercom GmbH. This change became effective upon registration with the commercial register on September 18, 2017.

Our corporate seat is in Gilching, Germany, and our business address is Dornierstraße 19, 82205 Gilching, Germany.

Share Capital

As of the date of this prospectus, our share capital registered in the commercial register amounts to €                , which is divided in to                  ordinary bearer shares (Inhaberaktien). All of our outstanding shares are no par-value bearer shares (auf den Inhaber lautende Stückaktien ohne Nennbetrag).

Form, Certification and Transferability of the Shares

The form and content of our global share certificates, any dividend certificates, renewal certificates and interest coupons are determined by our management board with the approval of our supervisory board. A shareholder’s right to certification of its shares is excluded, to the extent permitted by law and to the extent that certification is not required by the stock exchange on which the shares are admitted to trading. We have issued global share certificates that represent multiple or all of our shares.

Our shares are freely transferable under German law (subject to the AWV amendment described under “Regulatory Environment—German Foreign Investment Regime”), with the transfer of ownership governed by the rules of the relevant clearing system.

General Information on Capital Measures

Pursuant to our articles of association, an increase of our share capital generally requires a resolution passed at our shareholders’ meeting with both a simple majority of the share capital represented at the relevant shareholders’ meeting and a simple majority of the votes cast.

Our shareholders’ meeting may also resolve to create so-called authorized share capital (genehmigtes Kapital), authorizing our management board to increase our registered share capital with the consent of our supervisory board within a period of five years by issuing shares for a certain total amount up to the authorized capital amount. Authorized capital is a German law concept that allows us to issue shares without going through the process of obtaining an additional shareholders’ resolution. The shareholders’ authorization becomes effective upon registration in the commercial register (Handelsregister) and may extend for a period of no more than five years thereafter. The aggregate nominal amount of the authorized capital created by the shareholders may not exceed one half of the share capital existing at the time of registration of the authorized capital with the commercial register.

Furthermore, our shareholders may resolve to amend or create conditional capital (bedingtes Kapital). However, they may do so only to issue conversion or subscription rights to holders of convertible bonds, in preparation for a merger with another company or to issue subscription rights to employees and members of the management of our company or of an affiliated company. According to German law, the aggregate nominal amount of the conditional capital resolved at the shareholders’ meeting may not exceed one half of the share capital existing at the time of the shareholders’ meeting adopting such resolution. The aggregate nominal amount of the conditional capital resolved for the purpose of granting subscription rights to employees and members of the management of our Company or of an affiliated company may not exceed 10% of the share capital existing at the time of the shareholders’ meeting adopting such resolution.

According to German law, any resolution pertaining to the creation of authorized or conditional capital requires the vote of at least three quarters of the share capital represented at the relevant shareholders’ meeting and a simple majority of the votes cast.

The shareholders may also resolve to increase the share capital from own resources (Kapitalerhöhung aus Gesellschaftsmitteln) by converting capital reserves and profit reserves into registered share capital. Pursuant to our articles of association, any resolution pertaining to an increase in share capital from own resources requires the vote of a simple majority of the share capital represented at the relevant shareholders’ meeting and a simple majority of the votes cast.

All shares issued by the Company are fully paid in (meaning that shareholders are not liable to the Company to pay in any further amount in relation to their existing shares). Any resolution relating to a reduction of our share capital requires the vote of at least three quarters of the share capital represented at the relevant shareholders’ meeting as well as a simple majority of the votes cast according to German law.

Changes in Our Share Capital during the Last Three Financial Years

As of                 , 2021, our share capital as registered with the commercial register amounted to €                . Since January 1, 2018, our share capital has changed as follows:

•

On May 14, 2019, our share capital as registered with the commercial register was increased by issuing 200,000 no-par value bearer shares from €2,704,304.00 by €200,000.00 to €2,904,304.00 utilizing the authorized capital granted by our shareholders’ meeting on August 7, 2017.

•

On February 7, 2020, our share capital as registered with the commercial register was increased by issuing 290,430 no-par value bearer shares from €2,904,304.00 by €290,430.00 to €3,194,734.00 utilizing the authorized capital granted by our shareholders’ meeting on July 2, 2019.

•

On October 13, 2020, our share capital as registered with the commercial register was increased by issuing 800,000 no-par value bearer shares from €3,194,734.00 by €800,000.00 to €3,994,734.00 utilizing the authorized capital granted by our shareholders’ meeting on June 12, 2020.

•

In January 2021, our share capital was increased by issuing 98,214 no-par value bearer shares from €3,994,734.00 by €98,214.00 to €4,092,948.00 by utilizing the conditional capital granted by our shareholders’ meeting on June 12, 2020. The increase of our share capital was registered with the commercial register on January 14, 2021.

Authorized Capital

As of the date of this prospectus, our articles of association provide for the following authorized capital:

Authorized Capital 2021/I

Pursuant to section 4 para. 3 of our articles of association, the management board is authorized until May 13, 2026, subject to the consent of the supervisory board, to increase, once or repeatedly, our share capital by up to a total of €1,841,827.00 through the issuance of up to 1,841,827 new bearer shares with no par value (auf den Inhaber lautende Stückaktien) against contributions in cash and/or in kind, including claims against us (the “Authorized Capital 2021/I”).

In principle, the shareholders are to be granted subscription rights. The shares may be subscribed by one or more credit institutions(s) or one or several enterprise(s) operating pursuant to Section 53 para. 1 sentence 1 or Section 53b para. 1 sentence 1 or para. 7 of the German Banking Act (Gesetz über das Kreditwesen) with the obligation to offer the shares to our shareholders pursuant to Section 186 para. 5 of the German Stock

Corporation Act (so-called indirect subscription right). With the consent of the supervisory board, our management board is authorized to exclude the subscription rights in the following circumstances:

•	to exclude fractional amounts resulting from the statutory subscription rights;

•

in case of a capital increase against contributions in kind, in particular, in the context of mergers or for the purpose of acquiring, directly or indirectly, companies, businesses, parts of companies, interests in companies or other assets, or claims relating to the acquisition of assets including claims against the Company or its group companies;

•

if a capital increase against cash contribution does not exceed 10% of the registered share capital (i) at the time this authorization becomes effective or (ii) if such amount is lower, at the time the authorization is exercised, provided that the issue price of the new shares is not significantly lower than the stock exchange price of the Company’s shares (as defined in Section 186 para. 3 sentence 4 of the German Stock Corporation Act); when exercising this authorization, the exclusion of subscription rights under other authorizations pursuant to Section 186 para. 3 sentence 4 of the German Stock Corporation Act in direct or analogous application has to be taken into account. The stock exchange price may also be determined by the price of the Company’s ADSs listed on the New York Stock Exchange or the Nasdaq multiplied by the number of ADSs represented by one ordinary share. If our shares are listed on the XETRA trading system (or a comparable successor system) of the Frankfurt Stock Exchange and, at the same time, ADSs representing the Company’s shares are listed on the New York Stock Exchange or the Nasdaq, we may choose which of the exchange prices shall be relevant within the meaning of Section 186 para. 3 sentence 4 of the German Stock Corporation Act.

•

in order to introduce shares or ADSs of the Company on a foreign stock exchange including shares or ADSs which shall be used for the exercise or in connection with options to purchase additional shares.

The management board is further authorized, with the consent of the supervisory board, to determine any additional content of the rights attached to the shares and the conditions of the share issue and to determine the profit participation with respect to the new shares which may, in deviation from Section 60 para. 2 of the German Stock Corporation Act, also include profit participation for the previous financial year. The supervisory board is authorized to adjust the wording of our articles of association accordingly after utilization of the Authorized Capital 2021/I or upon expiry of the period for utilization of the Authorized Capital 2021/I.

Authorized Capital 2021/II

Pursuant to section 4 para. 8 of our articles of association, the management board is authorized until May 13, 2026, subject to the consent of the supervisory board, to increase, once or repeatedly, our share capital by up to a total of €204,647.00 through the issuance of up to 204,647 new no par value bearer shares (auf den Inhaber lautende Stückaktien) against contributions in cash and/or in kind, including claims against us (the “Authorized Capital 2021/II”). The subscription rights of the shareholders are excluded. The Authorized Capital 2021/II serves to fulfill claims under our RSU Program. The shares that will be created from the Authorized Capital 2021/II may only be issued for this purpose. A capital increase may be implemented only to the extent that the holders of claims under the RSU Program exercise their rights, and we decide, in our discretion, to settle the claims, totally or partially, with shares.

The issue amount of each new share must be at least €1.00 per share and may be paid in cash or in kind, including claims against us. The management board, with the consent of the supervisory board, is authorized to determine any further details regarding the capital increase and its implementation, including the determination of the profit participation with respect to the new shares which may, in deviation from Section 60 para. 2 of the German Stock Corporation Act, also include profit participation for the previous financial year. The supervisory board is authorized to adjust the wording of the articles of association accordingly after the utilization of the Authorized Capital 2021/II or upon expiry of the period for the utilization of the Authorized Capital 2021/II.

Conditional Capital

As of the date of this prospectus, our articles of association provide for the following conditional capital:

Conditional Capital 2017

Pursuant to section 4 para. 4 of our articles of association, our share capital is conditionally increased by up to €1,500.00 through the issuance of up to 1,500 new no-par value ordinary bearer shares or new no-par value registered shares (“Conditional Capital 2017”). The Conditional Capital 2017 serves exclusively for the issuance of shares upon the exercise of stock option under our 2017 Plan. The new shares will be issued at the issue price to be determined in accordance with the 2017 Plan. The conditional capital increase will only be implemented to the extent that the holders of stock options under the 2017 Plan exercise their option rights pursuant to the 2017 Plan, and (ii) we, in our full discretion, do not choose to settle the claims with treasury shares or in cash. The new shares are entitled to dividends (if declared) from the beginning of the financial year in which they are issued and for all subsequent financial years. The management board is authorized to determine the further details of the implementation of the conditional capital increase under the Conditional Capital 2017. The supervisory board is authorized to amend our articles of association accordingly after the respective utilization of the Conditional Capital 2017 and upon expiration of all option or conversion periods.

As of the date of this prospectus, no stock options under the 2017 Plan are outstanding and we do not intend to grant additional stock options under the 2017 Plan.

Conditional Capital 2019

Pursuant to section 4 para. 5 of our articles of association, our share capital is conditionally increased by up to €270,000.00 through the issuance of up to 270,000 new no-par value ordinary bearer shares or new no-par value registered shares (“Conditional Capital 2019”). The Conditional Capital 2019 serves exclusively for the issuance of shares upon the exercise of stock options under our 2019 Plan. The new shares will be issued at the issue price to be determined in accordance with the 2019 Plan. The conditional capital increase will only be implemented (i) to the extent that the holders of stock options under the 2019 Plan exercise their option rights pursuant to the 2019 Plan, and (ii) we, in our full discretion, do not choose to settle the claims with treasury shares or in cash. The new shares are entitled to dividends (if declared) from the beginning of the financial year in which they are issued and for all subsequent financial years. The management board is authorized to determine the further details of the implementation of the conditional capital increase under the Conditional Capital 2019. The supervisory board is authorized to amend our articles of association accordingly after the respective utilization of the Conditional Capital 2019 and upon expiration of all option or conversion periods.

Conditional Capital 2020/I

Pursuant to section 4 para. 6 of our articles of association, our share capital is conditionally increased by up to €34,473.00 through the issuance of up to 34,473 new no-par value ordinary bearer shares or new no-par value registered shares (“Conditional Capital 2020/I”). The Conditional Capital 2020/I serves exclusively for the issuance of shares on the exercise of stock options under our 2020 Plan. The new shares will be issued at the issue price to be determined in accordance with the 2020 Plan. The conditional capital increase will only be implemented (i) to the extent that the holders of stock options under the 2020 Plan exercise their option rights pursuant to the 2020 Plan, and (ii) we, in our full discretion, do not choose to settle the claims with treasury shares or in cash. The new shares are entitled to dividends (if declared) from the beginning of the financial year in which they are issued and for all subsequent financial years. The management board is authorized to determine the further details of the implementation of the conditional capital increase under the Conditional Capital 2020/I. The supervisory board is authorized to amend our articles of association accordingly after the respective utilization of the Conditional Capital 2020/I and upon expiration of all option or conversion periods.

Conditional Capital 2020/II

Pursuant to section 4 para. 7 of our articles of association, our share capital is conditionally increased by up to €1,179,679.00 through issuance of up to 1,179,679 new no-par value bearer shares (“Conditional Capital 2020/II”). The Conditional Capital 2020/II serves for the issuance of shares upon the exercise of conversion or option rights associated with the fulfilment of conversion or option obligations to the holders of convertible bonds, options, profit rights and/or profit bonds (or respective combinations of these instruments) (together “Bonds”) issued on the basis of the authorizing resolution of the shareholders’ meeting of June 12, 2020. The new shares are issued on the basis of the conversion or option price to be determined in accordance with the authorizing resolution of the shareholders’ meeting of June 12, 2020. The conditional capital increase will only be implemented (i) to the extent that the holders or creditors of Bonds which are issued by the Company on the basis of the authorizing resolution of the shareholders’ meeting of June 12, 2020 until June 11, 2025, exercise their conversion or option rights to satisfy the conversion or option obligations under such Bonds, or (ii) to the extent the Company issues shares instead of paying the amount due as well as to the extent the conversion or option rights and their respective conversion or option obligations are not serviced by treasury shares but rather by shares from authorized capital or other consideration. The new shares are entitled to dividends (if declared) from the beginning of the financial year in which they are issued and for all subsequent financial years. The management board is authorized to determine the further details of the implementation of the conditional capital increase under the Conditional Capital 2020/II. The supervisory board is authorized to amend our articles of association accordingly after the respective utilization of the Conditional Capital 2020/II and upon expiration of all option or conversion periods.

Conditional Capital 2021/I

Pursuant to section 4 para. 9 of our articles of association, our share capital is conditionally increased by up to €457,501.00 through issuance of up to 457,501 new no-par value bearer shares (“Conditional Capital 2021/I”). The Conditional Capital 2021/I serves for the issuance of shares upon the exercise of conversion or option rights associated with the fulfilment of conversion or option obligations to the holders of Bonds issued on the basis of the authorizing resolution of the shareholders’ meeting of May 14, 2021. The new shares are issued on the basis of the conversion or option price to be determined in accordance with the authorizing resolution of the shareholders’ meeting of May 14, 2021. The conditional capital increase will only be implemented (i) to the extent that the holders or creditors of Bonds which are issued by the Company on the basis of the authorizing resolution of the shareholders’ meeting of May 14, 2021 until of May 13, 2026, exercise their conversion or option rights to satisfy the conversion or option obligations under such Bonds, or (ii) to the extent the Company issues shares instead of paying the amount due as well as to the extent the conversion or option rights and their respective conversion or option obligations are not serviced by treasury shares but rather by shares from authorized capital or other consideration. The new shares are entitled to dividends (if declared) from the beginning of the financial year in which they are issued and for all subsequent financial years. The management board is authorized to determine the further details of the implementation of the conditional capital increase under the Conditional Capital 2021/I. The supervisory board is authorized to adjust our articles of association accordingly after the respective utilization of the Conditional Capital 2021/I and upon expiration of all option or conversion periods.

Conditional Capital 2021/II

Pursuant to section 4 para. 10 of our articles of association, our share capital is conditionally increased by up to €103,321.00 through the issuance of up to 103,321 new no-par value bearer shares or registered shares (“Conditional Capital 2021/II”). The Conditional Capital 2021/II serves exclusively for the issuance of shares upon the exercise of stock options by the members of our management board, as specified in the 2021 Plan. The shares will be issued at the issue price set forth in the 2021 Plan. The conditional capital increase will only be implemented (i) to the extent that the holders of stock options under the 2021 Plan exercise their option rights pursuant to the 2021 Plan, and (ii) we, in our full discretion, do not choose to settle the claims with treasury shares or in cash. The new no-par value bearer shares will be entitled to dividends (if declared) from the beginning of the financial year in which they are issued. The supervisory board is authorized to determine the further details of the implementation of the conditional capital increase under the Conditional Capital 2021/II and to adjust our articles of association accordingly after the respective utilization of the Conditional Capital 2021/II and upon expiration of all option or conversion periods.

General Rules regarding Shareholders’ Subscription Rights

According to the German Stock Corporation Act, every shareholder is generally entitled to subscription rights (commonly known as preemptive rights) with respect to any new shares issued within the framework of a capital increase, including convertible bonds, bonds with warrants, profit sharing rights or income bonds, in proportion to the number of shares the shareholder holds in the corporation’s existing share capital. Under German law, these rights do not apply to shares issued out of conditional capital. A minimum subscription period of two weeks must be provided for the exercise of such subscription rights.

Under German law, the shareholders’ meeting may pass a resolution excluding subscription rights if at least three quarters of the share capital represented adopts the resolution. To exclude subscription rights, the management board must also make a report available to the shareholders justifying the exclusion and demonstrating that the company’s interest in excluding the subscription rights outweighs the shareholders’ interest in having them. Such justification may be subject to judicial review. Accordingly, under German law, the exclusion of subscription rights upon the issuance of new shares is permitted, in particular, if we increase the share capital against cash contributions, if the amount of the capital increase does not exceed 10% of the existing share capital and the issue price of the new shares is not significantly lower than the market price of our shares (for this purpose, the market price may also be considered the market price of an ADS listed on the NYSE or the Nasdaq divided by the number of our shares or the fraction of one of our shares represented by an ADS, as the case may be). If our shares are listed on the XETRA trading system (or a comparable successor system) of the Frankfurt Stock Exchange and, at the same time, ADSs representing our shares are listed on the NYSE or the Nasdaq, we may choose which of the exchange prices shall be relevant for purposes of determining the market price. Other cases in which the exclusion of the shareholders’ subscription rights is generally deemed acceptable under German law are exclusions for the purpose of introducing shares of the Company on a foreign stock exchange, for the purpose of excluding fractional amounts resulting from the subscription ratio from the statutory subscription rights of the shareholders, for the purpose of fulfilling claims of beneficiaries of option programs or in the case of increases of share capital against contributions in kind, such as for the acquisition of companies or other assets.

Shareholders’ Meetings, Resolutions and Voting Rights

Pursuant to our articles of association, shareholders’ meetings may be held at our registered seat, at the seat of a German stock exchange or in a German city with a population of more than 500,000. In general, shareholders’ meetings are convened by our management board. Separately, the supervisory board is required to convene a shareholders’ meeting in cases where this is required as a matter of statutory law (i.e., if calling the meeting is in the best interest of our Company). In addition, shareholders who, individually or as a group, own at least 5% of our share capital may request that our management board convene a shareholders’ meeting. If our management board does not convene a shareholders’ meeting upon such a request, the shareholders may petition in German court for authorization to convene a shareholders’ meeting.

Pursuant to our articles of association, the convening notice for a shareholders’ meeting must be made public at least 36 days prior to the meeting. Shareholders who, individually or as a group, own at least 5% or €500,000 of our share capital may require that modified or additional items be added to the agenda of the shareholders’ meeting and that these items be published prior to the shareholders’ meeting. For each new item, the requesting shareholders shall either provide an explanation of the requested change or submit a specific voting proposal (Beschlussvorlage) with respect to such new item. Any request for an amendment of the agenda of the shareholders’ meeting must be received, for periods in which we are not admitted to trading on a regulated market but only on a multilateral trading facility, by us within 24 days prior to the shareholders’ meeting. The Company must publish any requests for the amendment of the agenda of the shareholders’ meeting immediately.

Under German law, our annual general shareholders’ meeting must take place within the first eight months of each financial year. Among other things, the general shareholders’ meeting is required to decide on the following issues:

•	use of our annual net profit determined in accordance with German generally accepted accounting principles;

•	discharge or ratification of the actions taken by the members of our management board and our supervisory board;

•	the approval of our statutory auditors;

•	increases or decreases in our share capital;

•	the election of supervisory board members; and

•	to the extent legally required, the approval of our financial statements.

Each ordinary share grants one vote in a shareholders’ meeting. Voting rights may be exercised by authorized proxies, which may be appointed by the Company (Stimmrechtsvertreter). The granting of a power of attorney must be made in text form. Generally, the shareholder or an authorized proxy must be present at the shareholders’ meeting to cast a vote.

Our articles of association provide in Section 18 that the resolutions of the shareholders’ meeting are adopted by a simple majority of the votes cast. To the extent required by law, certain resolutions may need to be approved by a simple or a qualified majority of share capital represented at the shareholders’ meeting, in addition to the majority of votes cast.

Neither German law nor our articles of association provide for a minimum participation requirement to form a quorum at our shareholders’ meetings.

Under German law, certain resolutions of fundamental importance require the vote of at least three quarters of the share capital present or represented in the voting at the time of adoption of the resolution. Resolutions of fundamental importance include, in particular, capital increases with exclusion of subscription rights, capital decreases, the creation of authorized or conditional share capital, the dissolution of a company, a merger into or with another company, split-offs and split-ups, the conclusion of inter-company agreements (Unternehmensverträge), as defined in the German Stock Corporation Act (in particular domination agreements (Beherrschungsverträge), and profit and loss transfer agreements (Ergebnisabführungsverträge)), and a change of the legal form of a company.

Dividend Rights

Under German law, distributions of dividends on shares for a given financial year are generally determined by a process in which the management board and supervisory board submit a proposal to the annual general shareholders’ meeting held in the subsequent financial year and such general shareholders’ meeting adopts a resolution.

German law provides that a resolution concerning dividends and distribution thereof may be adopted only if the company’s unconsolidated annual financial statements prepared in accordance with German GAAP show a net profit. In determining the profit available for distribution, the result for the relevant year must be adjusted for profits and losses brought forward from the previous year and for withdrawals from or transfers to reserves. Certain reserves are required by law and must be deducted when calculating the profit available for distribution.

Shareholders participate in profit distributions in proportion to the number of shares they hold. Dividends on shares resolved by the general shareholders’ meeting are paid annually, shortly after the general shareholders’ meeting, in accordance with the German Stock Corporation Act and the rules of the respective clearing system. Dividend payment claims are subject to a three-year statute of limitation.

We have never declared or paid any dividends to our shareholders and, as of the date of this prospectus, have no intention to declare or pay any dividends in the foreseeable future. See “Dividend Policy.” For information about the tax considerations relating to dividend payments, please see “Taxation—German Taxation—German Taxation of ADSs.”

Liquidation Rights

Apart from liquidation as a result of insolvency proceedings, we may be liquidated only with a vote of the holders of at least three-quarters of the share capital represented at the shareholders’ meeting at which such a vote is taken. If we are liquidated, any assets remaining after all of our liabilities have been paid off would be distributed among our shareholders in proportion to their holdings in accordance with German statutory law. The German Stock Corporation Act provides certain protections for creditors which must be observed in the event of liquidation.

Authorization to Acquire Our Own Shares

We may not acquire our own shares unless authorized by the shareholders’ meeting or in other very limited circumstances as set out in the German Stock Corporation Act. Shareholders may not grant a share repurchase authorization lasting for more than five years. The German Stock Corporation Act generally limits repurchases to 10% of our share capital and resales must generally be made either on a stock exchange, in a manner that treats all shareholders equally, or in accordance with the rules that apply to subscription rights relating to a capital increase.

Squeeze-Out of Minority Shareholders

Under German law, the shareholders’ meeting of a stock corporation may resolve upon request of a shareholder that holds at least 95% of the share capital that the shares held by any remaining minority shareholders be transferred to this shareholder against payment of “adequate cash compensation” (Ausschluss von Minderheitsaktionären). This amount must take into account the full value of the company at the time of the resolution, which is generally determined using the future earnings value method (Ertragswertmethode).

A squeeze-out in the context of a merger (umwandlungsrechtlicher Squeeze-Out) only requires a majority shareholder to hold at least 90% of the share capital.

Objects and Purpose of our Company

Pursuant to Section 2 of our articles of association, our main corporate objectives are the development, production, distribution and operation of equipment, software, systems and solutions for communications networks, in particular in the air and space industries, and related products; as well as the holding and management of shareholdings in companies active in this field and the provision of related services.

We may engage in all business activities which serve, directly or indirectly, our business purpose. In particular, we are allowed to invest in, acquire interests in and dispose of other companies, and to establish domestic and foreign branch offices and subsidiaries.

Listing

We have applied to list the ADSs on Nasdaq under the symbol “MYNA.”

Differences in Corporate Law

The applicable provisions of the German Stock Corporation Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the German Stock Corporation Act applicable to us and the Delaware General Corporation Law, in each case relating to shareholders’ rights and protections.

	Germany	Delaware
Board System

Under German law, a stock corporation has a two-tier board structure composed of the management board (Vorstand) and the supervisory board (Aufsichtsrat).

The management board is responsible for running the company’s day-to-day business and affairs and representing the company in dealings with third parties.

The supervisory board has a control and supervisory function. The supervisory board does not actively manage the company but certain management board actions require the approval of the supervisory board.

Under Delaware law, a corporation has a unitary board structure and it is the responsibility of the board of directors to appoint and oversee the management of the corporation on behalf of and in the best interests of the shareholders of the corporation.

Management is responsible for running the corporation and overseeing its day-to-day operations.

Number of Board Members / Directors

Under German law, the management board of a stock corporation must have at least one member, and the number of members shall be determined in the manner provided in the company’s articles of association.

The supervisory board of a stock corporation must have at least three but—depending on the share capital—no more than 21 members, whereby the number of supervisory board members must be divisible by three if this is necessary for the fulfilment of employee co-determination requirements. The articles of association of the company must specify if the supervisory board has more than three members.

Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws, unless the certificate of incorporation otherwise fixes the number of directors.

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Supervisory board members are either appointed by the shareholders’ meeting or determined by one or more individual shareholders based on a delegation right for such shareholders provided for in the company’s articles of association.

Depending on the number of employees of the company, the supervisory board may be required to include employee representatives subject to the provisions of the German One-Third Employee Participation Act, (Drittelbeteiligungsgesetz), which applies to companies that have at least 500 employees in Germany, or the German Co-Determination Act (Mitbestimmungsgesetz), which applies to companies that have at least 2,000 employees in Germany. Such rules result in different appointment rules for supervisory board members: In companies which are subject to the German One-Third Employee Participation Act, two-thirds of supervisory board members are representatives of the shareholders, while one-third are representatives of the employees. In companies which are subject to the German Co-Determination Act, half of the supervisory board members are representatives of the shareholders and the other half are representatives of the employees. In the event of a tie, the Chairperson has the tie-breaking vote. The employee representatives in the supervisory board are elected by the employees following certain procedures set forth in applicable law.

Additionally, the supervisory board of German stock corporations that are both listed and subject to the German Co-Determination Act must be composed of at least 30% women or men, depending on which is the less represented group.

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Appointment and Removal of Board Members / Directors

Members of the management board of a German stock corporation are appointed by the supervisory board for a maximum period of five years. Reappointment, including repeated reappointment, is permissible. The supervisory board may remove a member of the management board prior to the expiration of his or her term only for good cause, such as for gross breach of fiduciary duties or if the shareholders’ meeting passes a vote of no-confidence with respect to such member, unless the supervisory board deems the no-confidence vote to be clearly unreasonable. The shareholders themselves are not entitled to appoint or dismiss the members of the management board.

Under German law, a member of a supervisory board may be elected for a term of up to approximately five years depending on the date of the annual shareholders’ meeting at which such member is elected, which is the standard term of office. Reelection, including repeated reelection, is permissible. Prior to the expiration of his or her term, supervisory board members who have been appointed by the shareholders’ meeting may be removed by a resolution of the general meeting requiring a three-quarter majority of the votes cast, unless otherwise provided by the company’s articles of association. Supervisory board members who are delegated by a shareholder or the company’s employees may be revoked and the resulting vacancy filled at the sole discretion of such shareholder or the employees.

Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which such director is a part.

Vacancies on the Boards	Under German law, vacant positions on the management board are filled by the supervisory board in accordance with the general rules of appointment, which provide that vacancies are filled by the simple majority of supervisory board votes cast, unless otherwise provided by the company’s articles of association. In case of emergencies, a vacant position on the management	Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority

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board may be filled by an individual appointed by the court.

If the number of supervisory board members falls below the number of members required for a quorum, or the minimum number of members required by law or the articles of association, upon application to the court having jurisdiction by the management board, a member of the supervisory board or a shareholder to the competent court, the vacant position on the supervisory board may be filled with an individual appointed by the court.

of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Annual Shareholders’ Meeting	Under German law, a stock corporation must hold an annual shareholders’ meeting within eight months of the end of its financial year. Unless otherwise provided for in the articles of association, the shareholders’ meeting shall be held at the company’s seat or, if applicable, at the venue where its shares are listed.	Under Delaware law, the annual meeting of shareholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or the bylaws.

Calling of Shareholders’ Meetings	Under German law, extraordinary shareholders’ meetings, in addition to the annual shareholders’ meetings, may be called by the management board or, if calling a meeting is required in the best interest of the company, the supervisory board. Shareholders holding shares representing at least 5% of the company’s share capital may request that the management board convenes an extraordinary shareholders’ meeting. If the management board does not convene a shareholders’ meeting upon such a request, the shareholders may petition the German court having jurisdiction for authorization to convene a shareholders’ meeting.	Under Delaware law, special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notice of Shareholders’ Meetings	Under German law, unless a longer period is provided for in the articles of association, the shareholders must be given at least 30 days’ advance notice of the shareholders’ meeting. Such notice must at least specify the name of the company, the statutory seat of the company as well as the location,	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written or electronic notice of any meeting of the shareholders must be given to each shareholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the

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date and time of the shareholders’ meeting. In addition, the invitation must contain the agenda items as well as the management board’s and the supervisory board’s voting proposal for each agenda item.

The formalities relating to calling and holding a shareholders’ meeting can be waived, provided that all shareholders eligible to attend the shareholders’ meeting are present or represented at the meeting and grant their consent.

meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Proxy Voting

Under German law, a shareholder may authorize another person to attend, speak and vote at a shareholders’ meeting of the company on such shareholder’s behalf by proxy.

With respect to management board meetings, a management board member may issue a proxy to another management board member to represent him or her at the meeting and vote on his or her behalf.

With respect to supervisory board meetings, a supervisory board member may participate in a vote by written vote issued to, and presented at the meeting by, another supervisory board member or a third party entitled to attend the supervisory board meeting.

Under Delaware law, at any meeting of shareholders, a shareholder may designate another person to act for such shareholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Preemptive / Subscription Rights	Under German law, existing shareholders have statutory subscription rights with respect to any new shares or securities convertible into shares issued pro rata to the nominal value of their respective holdings in the company, unless (i) shareholders holding shares representing three-quarters of the registered share capital represented in the relevant shareholder vote have resolved upon the full or partial exclusion of the subscription rights and (ii) such exclusion is justified by good and objective cause. No separate resolution on the exclusion of subscription rights is required if all shareholders waive their statutory subscription rights.	Under Delaware law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

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Authority to Allot	Under German law, the management board may not allot shares, grant rights to subscribe for shares or to convert any security into shares, unless a shareholder resolution has been passed at the company’s shareholders’ meeting granting the management board such authority, subject to the approval of the supervisory board, in each case in accordance with the provisions of the German Stock Corporation Act.	Under Delaware law, if the corporation’s certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by setting a minimum amount of consideration or approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Voting Rights	Under German law, each share, except for statutory preferred non-voting shares (nicht stimmberechtigte Vorzugsaktien), entitles its holder to vote at the shareholders’ meeting and to participate with such number of votes with respect to one share which correspond to the quota of such share in the company’s share capital. While German law does not provide for a minimum attendance quorum for general meetings, the company’s articles of association may so provide. In general, resolutions adopted at a shareholders’ meeting may be passed by a simple majority of votes cast, unless a higher majority is required by law or under the company’s articles of association.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each shareholder is entitled to one vote for each share of capital stock held by such shareholder.

Shareholder Vote on Certain Transactions	Under German law, certain shareholders’ resolutions of fundamental importance require a majority of at least three-quarters of the share capital present or represented in the vote. Resolutions of fundamental importance include, in particular, capital increases with exclusion of subscription rights, capital decreases, the creation of authorized or conditional share capital, the dissolution of a company, a merger into or with another company, split-offs and split-ups, the conclusion of inter-company agreements (Unternehmensverträge), in particular domination agreements

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•  the approval of the board of directors; and

•  approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a

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	(Beherrschungsverträge) and profit and loss transfer agreements (Ergebnisabführungsverträge), and a change of the legal form of a company.	majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Liability of Directors and Officers

Under German law, any provision, whether contained in the company’s articles of association or any contract or otherwise, that purports to exempt a management board or supervisory board member from any liability that would otherwise result from any negligence, default, breach of duty or breach of trust in relation to the company is void.

Under German law, members of both the management board and members of the supervisory board are liable to the company, and in certain cases to third parties or shareholders, for any damage caused to them due to a breach of such member’s duty of care. Apart from insolvency or special circumstances, only the company has the right to claim damages from members of either board.

The company may waive claims for damages against a negligent management board or supervisory board member only after the expiry of three years and with the approval of such waiver by the shareholders’ meeting with a simple majority of the votes cast, unless shareholders who, in the aggregate, hold one-tenth or more of the company’s share capital object to the waiver and have their objection formally recorded in the minutes of the shareholder meeting by a German civil law notary.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its shareholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•  any breach of the director’s duty of loyalty to the corporation or its shareholders;

•  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•  intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•  any transaction from which the director derives an improper personal benefit.

Standard of Conduct for Directors and Officers	Under German law, management board members and supervisory board members must conduct their affairs with “the care and diligence of a prudent business person,” or a prudent supervisory board member, as the case may be, and act, other than in restructuring proceedings, in the best interests of the company. The scope of the fiduciary duties of management board members and supervisory board	Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the shareholders.

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members is determined by German legislation and interpreted by the German courts.

Statutory and fiduciary duties of members of the management board to the company include, among others:

•  to act in accordance with the law, the company’s articles of association and the rules of procedure for the management board, if any;

•  to report to the supervisory board on a regular basis as well as on certain important occasions;

•  to exercise reasonable care, skill and diligence;

•  to maintain a proper accounting system;

•  to not compete, directly or indirectly, with the company without permission by the supervisory board; and

•  if the company is insolvent, to ensure that no further transactions are entered into on behalf of the company.

Members of the supervisory board owe substantially the same statutory and fiduciary duties to the company as members of the management board. Additionally, their duties include:

•  to effectively supervise the company’s affairs and the management board;

•  to evaluate and issue a resolution on certain transactions which may only be carried out by the management board with the consent of the supervisory board;

•  to approve the company’s financial statements;

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interest of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or breakup of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

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•  to appoint the management board members and to represent the company in transactions between the company and members of the management board; and

•  to approve service contracts between individual members of the management board and the company.

Shareholder Suits

Under German law, generally, the company, rather than its shareholders, is the proper claimant in an action with respect to a wrong committed against the company or an irregularity in the company’s internal management or supervision. Accordingly, such claims may only be raised by the company represented by its management board, or, in the case of a wrong committed by a member of the management board, by the supervisory board.

Additionally, pursuant to German case law, the supervisory board is generally obliged to pursue the company’s claims against the management board, unless in exceptional circumstances it is in the best interest of the company not to pursue such claims.

The management board, or, if a claim is made against a member of the management board, the supervisory board, is obliged to pursue the company’s claims against the relevant individuals if so resolved by the shareholders’ meeting with a simple majority of votes cast. By way of the admissibility procedure (Klagezulassungsverfahren), shareholders can request that a representative pursues the claim on behalf of the company.

If the company is unable to fulfill its obligations vis-à-vis third parties, the company’s creditors may pursue the company’s damage claims against members of the management board for certain wrongdoings.

Under Delaware law, a shareholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•  state that the plaintiff was a shareholder at the time of the transaction with respect to which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

•  (i) allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action or (ii) state the reasons for not making the effort.

Additionally, the plaintiff must remain a shareholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

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Under certain circumstances, shareholders can bring damage claims of the company against members of its management board on the company’s behalf. In order to bring such a claim, the claimant alone or together with other shareholders needs to hold shares representing at least 1% or a participation of €100,000 in the company’s share capital. Additionally, the claimant must have its claim approved in special procedures.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver the ADSs. Every                  ADSs will represent one ordinary share (or a right to receive one ordinary share) deposited with The Bank of New York Mellon SA/NV as custodian for the depositary in Germany. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, NY 10286.

You may hold ADSs either (i) directly (a) by having an American Depositary Receipt, or an ADR, which is a certificate evidencing a specific number of ADSs registered in your name, or (b) by having uncertificated ADSs registered in your name, or (ii) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, or DTC. If you hold ADSs directly, you are a registered ADS holder, or an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. German law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided under “Where You Can Find More Information.”

Dividends and Other Distributions

How will ADS holders receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends, or other distributions it or the custodian receives in respect of ordinary shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay in respect of our ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation” included elsewhere in this prospectus. The depositary will distribute only whole

U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares that would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with other cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed ordinary shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer. We cannot assure you that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of our ordinary shares or be able to exercise such rights at all.

Other distributions. The depositary will send to ADS holders anything else we distribute in respect of deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with other cash, or it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make in respect of our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do ADS holders vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Germany and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the ordinary shares. However, you may not know about the shareholders’ meeting enough in advance to withdraw the ordinary shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the shareholders’ meeting date.

Fees and Expenses

Persons Depositing or Withdrawing Shares or ADS Holders Must Pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian must pay in respect of any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable in respect of your ADSs or in respect of the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•

we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions in respect of deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions in respect of deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•

are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

•	are not liable if we exercise or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution in respect of deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•

the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution in respect of ADSs, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System (“DRS”) and Profile Modification System (“Profile”) will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary oppose a jury trial demand based on the waiver, the court would determine whether the waiver is enforceable in the facts and circumstances of that case in accordance with applicable case law. By agreeing to this jury trial waiver provision, however, ADS holders will not be deemed to have waived our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Exclusive Forum Provisions for Certain U.S. Securities Law Claims

The deposit agreement provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any claim arising under the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated pursuant to such statutes relating to our ordinary shares or the ADSs that is asserted by a holder or beneficial owner of ADSs. Any person or entity purchasing or otherwise acquiring any direct or indirect interest in ADSs shall be deemed to have notice of and consented to this exclusive forum provision.

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Our ordinary shares are traded on the Scale segment of the Frankfurt Stock Exchange under the symbol “M0Y.” On                 , 2021, the last closing price of our ordinary shares on the Frankfurt Stock Exchange was €             per ordinary share, equivalent to a price of $                 per ADS, after giving effect to the Euro/U.S. dollar exchange rate of £1.00 to $             as of                 , 2021, and an ADS to share ratio of             to             . Prior to this offering, there has been no market for our ADSs. Future sales of substantial amounts of our ordinary shares or ADSs in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices of our ordinary shares or ADSs.

Upon completion of this offering,                 ADSs will be outstanding, representing approximately     % of our outstanding ordinary shares or, if the underwriters exercise in full their option to buy additional ADSs,                  ADSs outstanding representing approximately     % of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, without restriction or further registration under the Securities Act.

Lock-Up Agreements

We have agreed to certain restrictions on our ability to sell additional ADSs or ordinary shares for a period of 180 days after the date of this prospectus. In addition, certain members of our management board and supervisory board have entered into lockup agreements with the underwriters. We and they have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, without the prior written consent of Credit Suisse and Jefferies. The agreements provide exceptions for, among other things, sales to underwriters pursuant to the underwriting agreement. For more information, see “Underwriting.”

Rule 144

In general, under Rule 144 under the Securities Act as in effect on the date of this prospectus, a person who has beneficially owned our ordinary shares, represented by ADSs or otherwise, that are restricted securities for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. In addition, under Rule 144, any person who is not an affiliate of ours and has not been an affiliate of ours at the time of, or at any time during the 90 days preceding, a sale and has held their ordinary shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Persons who have beneficially owned our ordinary shares, represented by ADSs or otherwise, that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of ordinary shares then outstanding, represented by ADSs or otherwise, which will equal approximately ordinary shares immediately after the completion of this offering; and

•	the average weekly trading volume of the ADSs on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale.

Sales of restricted ordinary shares, represented by ADSs or otherwise, under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also requires that affiliates relying on Rule 144 to sell ordinary shares, represented by ADSs or otherwise, that are not restricted securities must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement. In addition, in each case, these ordinary shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares, including the ADSs, may be sold outside the United States without registration in the United States being required.

Rule 701

Under Rule 701 under the Securities Act, ordinary shares acquired upon the exercise of options or pursuant to other rights granted under a written compensatory stock or option plan or other written agreement in compliance with Rule 701 may be resold, by:

•

persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144, and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement but subject to the other Rule 144 restrictions described above.

Form S-8 Registration Statement

Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register our ordinary shares issuable under our stock option programs. The registration statement on Form S-8 will become effective automatically upon filing. Ordinary shares issued upon exercise of a share option and registered pursuant to the Form S-8 registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting and holding restrictions, as applicable, Rule 144 limitations applicable to our affiliates and the contractual lock-up provisions described in “Underwriting.”

EXCHANGE CONTROLS AND LIMITATIONS AFFECTING SHAREHOLDERS

There are currently no legal restrictions in Germany on international capital movements and foreign exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Belarus, Burundi, Central African Republic, Congo, Guinea, Guinea-Bissau, Iran, Iraq, Lebanon, Libya, Mali, Myanmar, Nicaragua, North Korea, Somalia, South Sudan, Sudan, Syria, Tunisia, Ukraine, Venezuela, Yemen and Zimbabwe.

For statistical purposes, there are, however, limited notification requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non-resident corporation or individual that exceeds €12,500 (or the equivalent in a foreign currency) and (ii) in case the sum of claims against, or liabilities payable to, non-residents or corporations exceeds €5,000,000 (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euros and other currencies made through financial institutions, as well as netting and clearing arrangements.

TAXATION

The following discussion describes the material U.S. and German tax consequences of acquiring, owning and disposing of the ADSs. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase ADSs by any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers that are generally assumed to be known by investors.

German Taxation

The following discussion describes the material German tax consequences of acquiring, owning and disposing of ADSs. With the exception of the subsection “German Taxation of ADSs—Taxation of Holders Tax Resident in Germany” below, which provides an overview of dividend taxation of holders that are tax resident in Germany, this discussion applies only to U.S. treaty beneficiaries (defined below) that acquire ADSs in the offering.

This discussion is based on German tax laws, including, but not limited to, circulars issued by German tax authorities, which are not binding on the German courts, and the Treaty (as defined below). It is based upon tax laws in effect as of the date of this prospectus. These laws are subject to change, possibly on a retroactive basis. For example, certain member states of the European Union are considering introducing a financial transaction tax (Finanztransaktionssteuer) which, if and when introduced, may also be applicable to sales and/or transfers of ADSs. In addition, in Germany, for example, there are currently ongoing discussions regarding an increase of the top tax rate, which may also have an effect on the German tax consequences of acquiring, owning and disposing of the ADSs. There is no assurance that German tax authorities will not challenge one or more of the tax consequences described in this discussion.

This discussion does not address the treatment of ADSs that are (i) held in connection with a permanent establishment or fixed base through which a U.S. treaty beneficiary carries on business or performs personal services in Germany or (ii) part of business assets for which a permanent representative in Germany has been appointed.

In addition, this discussion is based upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. It does not purport to be a comprehensive or exhaustive description of all German tax considerations that may be of relevance in the context of acquiring, owning and disposing of ADSs.

Prospective holders of ADSs should consult their own tax advisors regarding the German tax consequences of the purchase, ownership and disposition of ADSs in light of their particular circumstances, including the effect of any state, local, or other foreign or domestic laws or changes in tax law or interpretation.

German Taxation of ADSs

This subsection “German Taxation of ADSs” is the opinion of Sullivan & Cromwell LLP insofar as it relates to legal conclusions with respect to matters of applicable German tax law as in effect on the effective date of the Registration Statement of which this prospectus forms a part.

General German Tax Treatment of ADSs

As of the date hereof, no published German tax court decisions exist as to all aspects of the German tax treatment of ADRs or ADSs. However, based on the circular issued by the German Federal Ministry of Finance (Bundesfinanzministerium) dated May 24, 2013, reference number IV C 1-S2204/12/10003, as amended by the circular dated December 18, 2018, reference number IV C 1-S2204/12, jointly the “ADR Tax Circular,” for German tax purposes, the ADSs should represent a beneficial ownership interest in the underlying shares of the company and qualify as ADRs for the purpose of the ADR Tax Circular. If the ADSs qualify as ADRs under the ADR Tax Circular, dividends will accordingly be attributable to holders of ADSs for tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of which the ordinary shares are stored at a domestic depository for the ADS holders). Furthermore, holders of ADSs will be treated as beneficial owners of the capital of the company with respect to capital gains (see below in section “—General Rules for the Taxation of Non-German Tax Resident Holders of ADSs—German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs”). However, investors should note that circulars published by the German tax authorities (including the ADR Tax Circular) are not binding on German courts, including German tax courts, and it is uncertain whether a German court would follow the ADR Tax Circular in determining the German tax treatment of the ADSs. Nevertheless, for the purpose of this German tax section it is assumed that the ADSs qualify as ADRs within the meaning of the ADR Tax Circular.

Taxation of Non-German Resident U.S. Holders

The following discussion describes material German tax consequences for a holder that is a U.S. treaty beneficiary of acquiring, owning and disposing of ADSs. For purposes of this discussion, a “U.S. treaty beneficiary” is a resident of the United States for purposes of the Convention between the Federal Republic of Germany and United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and certain other Taxes in the version published as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung der Bekanntmachung vom 4. Juni 2008) as published in the German Federal Law Gazette 2008 vol. II pp. 611/851 (hereinafter referred to as the “Treaty”) who is fully eligible for benefits under the Treaty.

A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:

•	the beneficial owner of the ADSs (and the dividends paid with respect thereto);

•	a U.S. holder (as defined below);

•	not also a resident of Germany for German tax purposes; and

•	not subject to the limitation on benefits restrictions (i.e., anti-treaty shopping article of the Treaty or German domestic rules) that applies in limited circumstances.

Special rules apply to pension funds and certain other tax-exempt investors.

General Rules for the Taxation of Non-German Tax Resident Holders of ADSs

Non-German resident holders of ADSs are subject to German taxation with respect to certain German source income (beschränkte Steuerpflicht). According to the ADR Tax Circular, income from the shares should be attributed to the holders of ADSs for German tax purposes. As a consequence, income from the ADSs should be treated as German source income (dividend distributions of a corporate entity with a statutory seat and/or its place of central management in Germany). However, the repayment of capital contributions (Einlagenrückgewähr) for tax purposes is considered as reduction of the acquisition costs of the respective shares rather than as dividend payment (subject to proper tax declaration by the company in accordance with German tax law).

The full amount of a dividend distributed by the company to a non-German resident holder is subject as a matter of principal to (final) German withholding tax at an aggregate rate of 26.375% (25% income tax plus 5.5% solidarity surcharge thereon). In addition to that, dividends may be subject to church tax (Kirchensteuer) if applicable. The relevant dividend is deemed to be received for German tax purposes at the payout date as determined by the company’s general shareholders’ meeting, or if such date is not specified, the day after such general shareholders’ meeting. The amount of the relevant taxable income is based on the gross amount in Euro; any expenses and costs related to such taxable income in principle should not reduce the taxable income.

The solidarity surcharge (Solidaritätszuschlag) has been abolished or reduced for certain German taxpayers, depending on their amount of payable income tax. The new rules apply from the beginning of the assessment period for the fiscal year ending December 31, 2021. Pursuant to the new law, the solidarity surcharge remains in place for purposes of withholding tax, the flat rate income tax on capital income regime and corporate income tax. Shareholders are advised to monitor additional future developments.

German withholding tax on capital income (Kapitalertragsteuer) is withheld and remitted to the competent German tax authorities by (i) the German dividend disbursing agent (i.e., a German credit institution, financial services institution (each including the German branch of a foreign enterprise), German securities trading enterprise or German securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz))) that holds or administers the underlying shares in custody and (a) disburses or credits the dividend income from the underlying shares, (b) disburses or credits the dividend income from the underlying shares on delivery of the dividend coupons or (c) disburses such dividend income to a foreign agent, or (ii) the central securities depository (Wertpapiersammelbank) in terms of the German Depositary Act (Depotgesetz) holding the underlying shares in a collective deposit, if such central securities depository disburses the dividend income from the underlying shares to a foreign agent, regardless of whether a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany.

Pursuant to the provisions of the Treaty, the German withholding tax may not exceed 15% of the gross dividends collected by U.S. treaty beneficiaries. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application (subject to presenting a German withholding tax certificate which can only be issued if the company has confirmed in writing to the German depositary, among other things, the number of ADSs issued and that all of the ADSs issued at the issuance date were covered by an equivalent number of German shares deposited with the German depositary (circular by the German Federal Ministry of Finance, dated December 18, 2018, reference number IV C 1-S 2204/12/10003)). For example, for a declared dividend in the amount of €100, a U.S. treaty beneficiary initially receives €73.625 (€100 minus the 26.375% withholding tax including solidarity surcharge). The U.S. treaty beneficiary is entitled to a partial withholding tax refund from the German tax authorities in the amount of €11.375 of the gross dividend (€100). As a result, the U.S. treaty beneficiary ultimately receives a total amount of €85 (85% of the declared dividend) following the refund of the excess withholding. However, such a refund is subject to the German anti-avoidance treaty shopping rule (as described below in section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).

A reduced permitted German withholding tax rate of 5% would apply according to the Treaty provisions, if the U.S. treaty beneficiary is a corporation and holds directly at least 10% of the voting shares of the dividend paying company.

German Taxation of Capital Gains of U.S. Treaty Beneficiaries of the ADSs. Capital gains from the disposition of ADSs realized by a non-German tax resident holder who does not maintain a permanent establishment or other taxable presence in Germany will be treated as German source income and be subject to German (corporate) income tax if such holder at any time during the five years preceding the disposition, directly or indirectly, owned 1% or more of the company’s share capital (or other equity related instruments, as specified by law), irrespective of whether through the ADSs or shares of the company. If such holder had acquired the

ADSs without consideration, the previous owner’s holding period and quota would be taken into account when calculating the above holding period and the participation threshold.

However, U.S. treaty beneficiaries are eligible for treaty benefits under the Treaty (as described above in the section “—Taxation of Non-German Resident U.S. Holders”). Pursuant to the Treaty, U.S. treaty beneficiaries are not subject to German tax with any capital gain derived from the sale of the ADSs, even under the circumstances described in the preceding paragraph and therefore will not be taxed on capital gains from the disposition of the ADSs.

German statutory law obliges a German disbursing agent to levy withholding tax on capital gains from the sale of ADSs or other securities held in a custodial account in Germany. With regard to the German taxation of capital gains, German disbursing agent means a German credit institution or the financial services institution, including a German branch of a foreign enterprise, or a German securities trading enterprise or a German securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz)) that holds the ADSs in custody or administers the ADSs for the investor or conducts sales or other dispositions and disburses or credits the income from the ADSs to the holder of the ADSs. It should be noted that the German statutory law does not explicitly condition the obligation to withhold taxes on capital gains being subject to taxation in Germany under German statutory law or on an applicable income tax treaty permitting Germany to tax such capital gains. However, a circular issued by the German Federal Ministry of Finance, dated January 18, 2016, reference number IV C 1-S2252/08/10004:017 (published in the German Federal Tax Gazette 2016 vol. I pp. 85), as most recently amended by a circular dated June 3, 2021, reference number IV C 1 -S 2252/19/10003 :002 (published in the German Federal Tax Gazette 2021 vol. I pp. 723), provides that German taxes on capital gains need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The circular further states that there is no obligation to withhold such tax even if the non-German resident holder owns 1% or more of the share capital of a German corporation. Although circulars issued by the German Federal Ministry of Finance are in principle only binding on the German tax authorities, a German disbursing agent is expected not to withhold tax on capital gains derived by a U.S. treaty beneficiary from the disposition of ADSs held in a custodial account in Germany, unless that the holder of the ADSs does not provide evidence on its tax status as non-German tax resident. In any other case, the U.S. treaty beneficiary may be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty, as described below in the section “—Withholding Tax Refund for U.S. Treaty Beneficiaries.”

Under the Withholding Tax Relief Modernization Act (Abzugsteuerentlastungsmodernisierungsgesetz) which was passed into law on June 9, 2021, the withholding tax certificate will be replaced for dividend income (including under ADRs) accruing after December 31, 2024 by a notification to be submitted by the disbursing agent directly to the Federal Central Tax Office upon request of the holder. In particular with regard to ADRs, the disbursing agent will be required to include substantial additional information in the notification and will have to obtain certain confirmations from the issuer of the ADRs and will only be allowed to submit the notification (which will be a pre-requisite for any refund) to the Federal Central Tax Office once it has collected all information and confirmations.

Withholding Tax Refund for U.S. Treaty Beneficiaries. U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty (as described above in Section “—Taxation of Non-German Resident U.S. Holders”). Accordingly, U.S. treaty beneficiaries are entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax on dividends that exceeds the applicable Treaty rate (subject to presenting a German withholding tax certificate). However, in respect of dividends, the refund described in the preceding paragraph is only possible if, due to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the holder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the holder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the holder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, then for a holder not being tax-resident in Germany who applied for a full or partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available. This restriction generally does only apply if (i) the tax on the dividends underlying the refund application is below 15% of the gross amount of the dividends pursuant to a double taxation treaty and (ii) the holder does not directly own 10% or more of the shares in the company and is subject to income taxes in its state of residence, without being tax-exempt. The restriction of the withholding tax credit does not apply if the holder has beneficially owned the ADSs for at least one uninterrupted year until receipt (Zufluss) of the dividends. In addition to the aforementioned restrictions, in particular, pursuant to a decree published by the German Federal Ministry of Finance dated July 9, 2021, reference number IV C 1 – S 2252/19/10035 :014 (published in the German Federal Tax Gazette 2021 vol. I pp. 995), as amended, the withholding tax credit may also be denied as an anti-abuse measure.

However, as previously discussed, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs. Further, such refund is subject to the German anti-avoidance treaty shopping rule according to section 50d para. 3 of the German Income Tax Act (Einkommensteuergesetz), as amended in June 2021. Pursuant to the recent amendment, a foreign company shall – irrespective of any double taxation treaties – not be entitled to relief from capital gains tax and from tax deduction pursuant to section 50a of the German Income Tax Act (i) to the extent that persons have an interest in it or are beneficiaries under its articles of association who would not be entitled to such relief if they personally had generated such income and (ii) to the extent that the source of the income has no substantial connection with the economic activity of such foreign company. The generation of income, its transfer to persons having an interest in or being beneficiaries as well as any activity which does not fall under the business purpose, shall not be deemed to be an economic activity. This, however, does not apply in cases in which the foreign company proves that none of the main purposes of its involvement was to obtain a tax advantage or if the foreign company’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange. Therefore, whether or not and to which extent the anti-avoidance treaty shopping rule applies, has to be analyzed on a case by case basis taking into account all relevant tests.

Due to the legal structure of the ADSs, only limited guidance of the German tax authorities exists on the practical application of this procedure with respect to the ADSs.

Taxation of Holders Tax Resident in Germany

This subsection provides an overview of general taxation principles applicable to the holders of ADSs who are tax resident in Germany. A holder is a German tax resident if, in case of an individual, he or she maintains a residence (Wohnsitz) or his or her habitual abode (gewöhnlicher Aufenthalt) in Germany or if, in case of a corporation, it has its place of central management (Geschäftsleitung) or a statutory seat (Sitz) in Germany.

The German dividend and capital gains taxation rules applicable to German tax residents require a distinction between ADSs held as private assets (Privatvermögen) and ADSs held as business assets (Betriebsvermögen).

ADSs held as Private Assets (Privatvermögen). If ADSs are held as private assets by a German tax resident individual, dividends and capital gains are taxed as capital income (Einkünfte aus Kapitalvermögen) and are principally subject to 25% German flat rate income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, resulting in an aggregate rate of 26.375% and plus church tax (Kirchensteuer), if applicable), which is generally levied in the form of withholding tax on capital income (Kapitalertragsteuer).

The holder is taxed on gross capital income (including dividends or gains with respect to ADSs), less the annual saver’s tax-free allowance (Sparer-Pauschbetrag) of currently €801 for an individual or €1,602 for married couples and registered civil unions (eingetragene Lebenspartnerschaften) filing jointly. The deduction of actual expenses relating to the capital income (including dividends or gains with respect to ADSs) is generally not permitted. The withholding tax on capital income generally settles the income tax liability of the holder with respect to the capital income. However, private investors may request the application of their personal progressive income tax rate on the whole income from capital investments in a given year if this results in a lower tax liability. If this is the case, any tax withheld in excess will be refunded during the personal income tax assessment procedure.

Losses resulting from the disposal of ADSs can only be offset with capital gains from the disposition of shares of corporations (Aktien) and other ADSs treated similar to shares. However, the Federal Fiscal Court (Bundesfinanzhof) recently decided that the limitation on the offset possibilities constitutes a violation of the equal protection clause under the German constitution and submitted the legal question to the Federal Constitutional Court (Bundesverfassungsgericht) for decision on its constitutionality; the Federal Constitutional Court has not yet decided on this question. If, however, a holder directly or indirectly held at least 1% of the share capital of the company at any time during the five years preceding the disposition, the German flat rate income tax on capital income does not apply with regard to such capital gain, but 60% of the capital gain resulting from the disposition are taxable at the holder’s personal progressive income tax rate (plus 5.5% solidarity surcharge and church tax, if applicable, thereon). Correspondingly, only 60% of any capital losses and disposal costs are tax deductible.

ADSs held as Business Assets (Betriebsvermögen). In case the ADSs are held as business assets, the actual taxation depends on the legal form of the holder (i.e., whether the holder is a corporation or an individual). Irrespective of the legal form of the holder, dividends are generally subject to the aggregate withholding tax rate of 26.375%, unless the holder of the ADSs is an investment fund (Investmentfonds) subject to German investment taxation. The tax actually withheld is credited against the respective holder’s final (corporate or personal) income tax liability. Due to special rules on the restriction of withholding tax credits in respect of dividends, a full withholding tax credit requires that the following three cumulative requirements are met: (i) the holder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the holder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the holder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, three-fifths of the withholding tax imposed on the dividends must not be credited against the holder’s corporate income tax or income tax liability, but may, upon application, be deducted from the holder’s tax base for the relevant tax assessment period. A holder that is generally subject to German income tax or corporate income tax and that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit under the aforementioned requirements has to notify the competent local tax office accordingly and has to make a payment in the amount of the omitted withholding tax deduction. The special rules on the restriction of withholding tax credit do not apply to a holder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the ADSs for at least one uninterrupted year until receipt (Zufluss) of the dividends. In addition to the aforementioned restrictions, in particular, pursuant to a decree published by the German Federal Ministry of Finance dated July 17, 2017 (BMF, Schreiben vom 17.7.2017 – IV C 1 – S 2252/15/10030:05, DOK 2017/0614356), as amended, the withholding tax credit may also be denied as an anti-abuse measure.

To the extent the amount withheld exceeds the (corporate or personal) income tax liability, the withholding tax will be refunded, provided that certain requirements are met.

With regard to holders in the legal form of a corporation, capital gains from ADSs are in general effectively 95% tax exempt from corporate income tax (including solidarity surcharge) and trade tax. In contrast, dividends from ADSs are only 95% exempt from corporate income tax, if the corporation holds at least 10% of the share capital in the company at the beginning of the respective calendar year. To the extent ADSs and/or shares of 10% or more of the company have been acquired during a calendar year, the acquisition will be deemed to be made at the beginning of the calendar year. Furthermore, dividends are subject to trade tax (Gewerbesteuer), unless the holder holds at least 15% of the share capital in the company at the beginning of the tax assessment period. In the latter case, effectively 95% of the dividends are exempt from trade tax. Business expenses and capital losses actually incurred in connection with ADSs might not be tax deductible for corporate income and trade tax purposes except if certain requirements are met. This concerns in particular expenses which are related to the disposition of ADSs.

With regard to individuals holding ADSs as business assets, 60% of dividends and capital gains are taxed at the personal progressive income tax rate of the holder of ADSs (plus 5.5% solidarity surcharge and church tax, if applicable, thereon). Correspondingly, only 60% of business expenses related to the respective income are principally deductible for income tax purposes. Furthermore, trade tax may apply, provided the ADSs are held as assets of a German trade or business (Gewerbebetrieb) of the holder, but the resulting trade tax might be credited against the income tax liability of the holder pursuant to a lump sum procedure.

Since 2021, the basis for the calculation of the solidarity surcharge (Solidaritätszuschlag) has been reduced for certain individuals subject to tax assessments (other than withholding taxes), and in certain cases, the solidarity surcharge has been eliminated for individuals.

Special taxation rules apply to German tax resident credit institutions (Kreditinstitute), financial services institutions (Finanzdienstleistungsinstitute), financial enterprises (Finanzunternehmen), life insurance and health insurance companies (Lebens- und Krankenversicherungsunternehmen), pension funds (Pensionsfonds) and investment funds (Investmentfonds).

German Inheritance and Gift Tax (Erbschaft- und Schenkungsteuer)

Generally, a transfer of ADSs by a holder at death or by way of gift will be subject to German gift or inheritance tax, respectively, if (i) the decedent or donor, or the heir, donee or other transferee is resident in Germany at the time of the transfer, or with respect to German citizens who are not resident in Germany, if the decedent or donor, or the heir, donee or other transferee has not been continuously outside of Germany for a period of more than five years; (ii) the ADSs or ordinary shares are part of the business property of a permanent establishment or a fixed base in Germany; or (iii) the ADSs or ordinary shares subject to such transfer form part of a portfolio that represents 10% or more of the registered share capital of the company and has been held, directly or indirectly, by the decedent or donor.

However, the right of Germany to impose gift or inheritance tax on a non-resident shareholder may be limited by an applicable estate tax treaty. In the case of a U.S. resident holder, a transfer of ADSs by a U.S. resident holder at death or by way of gift generally will not be subject to German gift or inheritance tax pursuant to the estate tax treaty between the U.S. and Germany (Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation with respect to Estate, Gift and Inheritance Taxes, Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungssteuern) as published on December 21, 2000 (the “Estate Tax Treaty”) provided the decedent or donor, or the heir, donee or other transferee was not domiciled in Germany for purposes of the Estate Tax Treaty at the time the gift was made, or at the time of the decedent’s death, and the ADSs were not held in connection with a permanent establishment or a fixed base in Germany. In general, the Estate Tax Treaty provides a credit against the U.S. federal gift or estate tax liability for the amount of gift or inheritance tax.

Other German Taxes

There are currently no German net worth, transfer, stamp or other similar taxes that would apply to a U.S. holder on the acquisition, ownership, sale or other disposition of the ADSs. Certain member states of the

European Union are considering introducing a financial transaction tax (Finanztransaktionssteuer) which, if and when introduced, may also be applicable on sales and/or transfer of ADS.

Information and Reporting Requirements

The Organization for Economic Co-Operation and Development released the Common Reporting Standard (“CRS”) designed to create a global standard for the automatic exchange of financial account information, similar to the information to be reported under FATCA.

Under the CRS and legislation enacted in Germany to implement the CRS, generally certain information needs to be disclosed about investors in the shares, the ultimate beneficial owners and/or controllers, and their investment in and returns from the shares.

All prospective investors should consult with their own tax advisors regarding the tax consequences of their investment in the ADSs.

U.S. Taxation

This section describes United States federal income tax considerations generally applicable to owning ADSs. It applies to you only if you acquire your ADSs in this offering and you hold your ADSs as capital assets for tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not discuss all of the tax consequences applicable to you if you are a member of a special class of holders subject to special rules, including:

•	a broker or dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization or governmental organization,

•	a tax-qualified retirement plan,

•	a bank, insurance company or other financial institution,

•	a real estate investment trust or regulated investment company,

•	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,

•	a person that holds ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells ADSs as part of a wash sale for tax purposes,

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar,

•	a U.S. expatriate or former citizen or long-term resident of the United States,

•	a corporation that accumulates earnings to avoid U.S. federal income tax,

•	an S corporation, partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes (and investors therein), or

•	a person deemed to sell ADSs under the constructive sale provisions of the Code (as defined below).

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and certain other Taxes in the version published as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung der Bekanntmachung vom 4. Juni 2008) as published in the German Federal Law Gazette 2008 vol. II pp. 611/851 (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in an entity or arrangement that is treated as a partnership and that holds the ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the ADSs.

You are a “U.S. holder” if you are a beneficial owner of ADSs and you are, for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

A “non-U.S. holder” is a beneficial owner of ADSs that is not a United States person and is not a partnership for United States federal income tax purposes.

In general, and taking into account the foregoing assumptions, if you are the beneficial owner of ADSs, you will be treated as the beneficial owner of the ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, exchanges of ordinary shares for ADSs, and of ADSs for ordinary shares, generally will not be subject to United States federal income tax.

You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

Except as described below under “—U.S. Holders—PFIC Rules,” this discussion assumes that we are not, and will not become, a PFIC for United States federal income tax purposes.

U.S. Holders

The discussion in this section applies only to U.S. holders of ADSs. Non-U.S. holders of ADSs should consult the discussion under “—Non-U.S. Holders” below.

Dividends

The gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our ordinary shares, will be treated as a dividend that is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and other requirements are met. Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States. The ADSs will be listed on Nasdaq and we therefore expect that dividends we pay with respect to the ADSs will be qualified dividend income.

You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Euro payments made, determined at the spot Euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you or the depositary on your behalf converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

As discussed above under “Description of the American Depositary Shares—Fees and Expenses,” the amount of any dividend that is paid to you will be reduced by certain fees that you are required to pay to the depositary. The amount of the dividend you are deemed to receive and include in income for U.S. federal income tax purposes will equal the gross amount of the dividend and will not be reduced by the amount of the fees that are withheld in respect of the dividend payment. You would then be deemed to pay the amount of such fees to the depositary. Such fees will generally be treated as items of investment expense which may not be deductible in the case of certain investors due to general limitations on the deduction of investment expenses. U.S. holders are urged to consult their tax advisors with respect to the tax treatment of the payment of such fees to the depositary.

Subject to certain limitations, the German tax withheld in accordance with the Treaty and paid over to Germany will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your United States federal income tax liability. See “—German Taxation—German Taxation of ADSs—General Rules for the Taxation of Non-German Tax Resident Holders of ADSs” and “—German Taxation—German Taxation of ADSs—General Rules for the Taxation of Non-German Tax Resident Holders of ADSs—Withholding Tax Refund for U.S. Treaty Beneficiaries” for the procedures for obtaining a tax refund.

Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. However, if (a) we are 50% or more owned, by vote or value, by United States persons and (b) at least 10% of our earnings and profits are attributable to sources within the United States, then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the United States. With respect to any dividend paid for any taxable year, the United States source ratio of our dividends for foreign tax credit purposes would be equal to the portion of our earnings and profits from sources within the United States for such taxable year, divided by the total amount of our earnings and profits for such taxable year.

Sale or Disposition of ADSs

If you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount that you realize and your tax basis in your ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Depositary Fees

As discussed above “Description of the American Depositary Shares—Fees and Expenses,” you will be required to pay certain fees to the depositary. Such fees will generally be treated as items of investment expense which may not be deductible in the case of certain investors due to general limitations on the deduction of investment expenses. U.S. holders are urged to consult their tax advisors regarding the tax treatment of such expenses.

PFIC Rules

We believe that the ADSs should not currently be treated as stock of a PFIC for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value for the ADSs and ordinary shares. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of the ADSs and ordinary shares.

In general, we will be a PFIC with respect to you if for any taxable year in which you held the ADSs:

•	at least 75% of our gross income for the taxable year is passive income, or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

“Passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business) and certain other specified categories of income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you did not make a mark-to-market election, as described below, you will generally be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ADSs and

•

any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the ADSs begins, that are greater than

125% of the average annual distributions received by you in respect of the ADSs during the three preceding taxable years or, if shorter, your holding period for the ADSs that preceded the taxable year in which you receive the distribution).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ADSs,

•

the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first year in which we were a PFIC with respect to you will be taxed as ordinary income,

•	the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If we are a PFIC in a taxable year and the ADSs are treated as “marketable stock” in such year, you may make a mark-to-market election with respect to your ADSs. If you make this election, for the first tax year in which you hold (or are deemed to hold) ADSs and for which we are a PFIC, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ADSs at the end of the taxable year over your adjusted basis in your ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. Any gain that you recognize on the sale or other disposition of your ADSs would be ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss. Special tax rules may apply if we were a PFIC for any year in which you own the ADSs but before a mark-to-market election is made.

Unless you are eligible to make and make a mark-to-market election or “purging election” with respect to your ADSs, such ADSs will generally be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs, even if we are not currently a PFIC.

In addition, notwithstanding any election you make with regard to the ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, you generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or you otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC.

If you own ADSs during any year that we are a PFIC with respect to you, you may be required to file Internal Revenue Service (“IRS”) Form 8621.

Shareholder Reporting

A U.S. holder that owns “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax return. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to contact their tax advisors regarding the application of this filing requirement to their ownership of ADSs.

Non-U.S. Holders

Dividends

If you are a non-U.S. holder, dividends paid to you in respect of ADSs will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Capital Gains

If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your ADSs unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. holder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of ADSs effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or (in the case of dividend payments) are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by us or another non-United States payor. You are also generally exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of ADSs effected at a United States office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                 , 2021, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Jefferies LLC are acting as representatives, the following respective numbers of ADSs:

Underwriters	Number of ADSs
Credit Suisse Securities (USA) LLC
Jefferies LLC
Canaccord Genuity LLC
Beech Hill Securities, Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in this offering if any are purchased, other than those ADSs covered by the underwriters’ option to purchase additional ADSs described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                  additional ADSs from us at the initial public offering price less the underwriting discounts and commissions. This option may be exercised only to cover any over-allotments of ADSs.

The underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $                 per ADS. After the initial public offering, the representatives may change the public offering price and selling concession.

For reasons of German law,                  will initially subscribe for all of the new ordinary shares represented by the ADSs on behalf of the underwriters, at an issue price of €                 per share. This issue price will be credited against the amount due from the underwriters at closing. If the underwriters exercise their option to purchase additional ADSs,                  will initially subscribe for all of the new ordinary shares representing such additional ADSs on behalf of the underwriters, at an issue price of €                 per share. This issue price will be credited against the amount due from the underwriters at the closing of such optional purchase. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table summarizes the price per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  ADSs.

Total
	Per ADS	Non Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of underwriting discounts and commissions, are approximately $                . We have agreed to reimburse the underwriters for expenses related to clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA.

Bulent Altan, our Chief Executive Officer and a member of our management board, has indicated an interest in purchasing an aggregate of up to $75 thousand of ADSs in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Mr. Altan could determine to purchase more, less or no ADSs in this offering, or the underwriters could determine to sell less or no ADSs to Mr. Altan. The underwriters will receive the same discount with respect to the ADSs sold to Mr. Altan as they will with respect to any other ADSs sold in this offering.

We have agreed, subject to certain exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs, our ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Jefferies LLC for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

The members of our supervisory board and management board and certain existing shareholders have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs, our ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or our ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of ADSs or our ordinary shares, whether any of these transactions are to be settled by delivery of ADSs or our ordinary shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Jefferies LLC for a period of 180 days after the date of this prospectus.

We and the underwriters have agreed to indemnify each other and certain controlling persons of the underwriters and us against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that we or the underwriters, as applicable, may be required to make in respect of those liabilities.

We have applied to list the ADSs on Nasdaq under the symbol “MYNA.”

Prior to this offering, there has been no public market for the ADSs. Our ordinary shares are listed on the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) under the symbol “M0Y.” On                 , 2021, the closing price of our ordinary shares on the Frankfurt Stock Exchange was €                 per ordinary share ($                 per ordinary share, based on the Euro/U.S. dollar exchange rate published by the European Central Bank on                 , 2021, which was €1.00 to $                ).

The initial public offering price for the ADSs will be determined through discussions between us and the representatives of the underwriters and will be based in large part on the closing price of our ordinary shares on the Frankfurt Stock Exchange. Based on the closing price of our ordinary shares on the Frankfurt Stock Exchange on                 , 2021, based on the Euro/U.S. dollar exchange rate of €1.00 to $                 as of                 , 2021, and an ADS to ordinary share ratio of                  to                 , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, the assumed offer price per ADS would be $                .

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of the ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of the ADSs over-allotted by the underwriters is not greater than the number of the ADSs that they may purchase in the over-allotment option. In a naked short position, the number of the ADSs involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when ADSs originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of ADSs or preventing or retarding a decline in the market price of ADSs. As a result the price of ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering and one or more underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such assets, securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such assets, securities and instruments.

The address of Credit Suisse Securities (USA) LLC is 11 Madison Avenue, New York, New York 10010, United States of America. The address of Jefferies LLC is 520 Madison Avenue, New York, New York 10022, United States of America.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant State), no ADSs have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters named above for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of ADSs shall require the Company or any underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. Neither we nor the representatives of the underwriters named above has authorized, nor do they authorize, the making of any offer of ADSs in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives of the underwriters named above that it is a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives of the underwriters named above has been obtained to each such proposed offer or resale.

The Company, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this selling restriction, the expression an “offer to the public” in relation to any ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering the underwriters are not acting for anyone other than the Company and will not be responsible to anyone other than the Company for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the United Kingdom

An offer to the public of any ADSs may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any ADSs may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”);

provided that no such offer of ADSs shall result in a requirement for the Company or any underwriters to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation. Neither we nor the representatives of the underwriters named above have authorized, nor do they authorize, the making of any offer of ADSs in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offering pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public, other than their offer or resale in the United Kingdom to qualified investors within the meaning of the UK Prospectus Regulation or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this selling restriction, the expression an “offer to the public” in relation to any ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Notice to Prospective Investors in Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the ADSs has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Notice to Prospective Investors in Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the ADSs were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person who is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (however described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(i) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii) where no consideration is or will be given for the transfer;

(iii) where the transfer is by operation of law;

(iv) as specified in Section 276(7) of the SFA; or

(v) as specified in Regulation 37A of the Securities and Futures (Offers of Investment) (Securities and Securities based Derivatives Contract) Regulations 2018.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ADSs may only be made to persons, the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act. The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the People’s Republic of China

This document does not constitute a public offer of ADSs, whether by sale or subscription, in the People’s Republic of China, or the PRC. The ADSs are not being offered or sold directly or indirectly in the PRC to, or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by us and our representatives to observe these restrictions.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

EXPENSES OF THE OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with the offer and sale of the ADSs. With the exception of the Securities and Exchange Commission registration fee, the Nasdaq listing fee and the FINRA filing fee, all of these amounts are estimates.

Expenses	Amount
U.S. Securities and Exchange Commission registration fee		$5,562
FINRA filing fee		9,500
Nasdaq listing fee		25,000
Legal fees and expenses			*
Accounting fees and expenses			*
Corporate advisory fees and expenses			*
Printing fee			*
Other fees and expenses			*

Total	$		*

*	To be provided by amendment.

LEGAL MATTERS

The validity of the shares and the ADSs with respect to German and U.S. federal law and New York state law in connection with this offering will be passed upon for us by Sullivan & Cromwell LLP, our German and U.S. counsel. Certain legal matters with respect to U.S. federal law and New York state law in connection with this offering will be passed upon for the underwriters by Cravath, Swaine & Moore LLP, U.S. counsel for the underwriters. Certain legal matters with respect to German law in connection with this offering will be passed upon for the underwriters by Hengeler Mueller Partnerschaft von Rechtsanwälten mbB, German counsel for the underwriters.

EXPERTS

The consolidated financial statements of Mynaric AG as of December 31, 2020 and 2019, and for each of the years in the two-year period ended December 31, 2020, have been included herein in reliance upon the report of KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”), independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2020 consolidated financial statements contains an explanatory paragraph that states that the Company faces material uncertainties related to: a) its operational cash flows in fiscal 2022, and b) requirements for additional financing, that raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

ENFORCEMENT OF CIVIL LIABILITIES

We are a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany. Our registered office and most of our assets are located outside of the United States. In addition, two out of three members of our management board, three out of five members of our supervisory board and the experts named herein are residents of Germany or jurisdictions other than the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon us or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against us in the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Germany. In addition, actions brought in a German court against us or the members of our management board and supervisory board, our senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions; in particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. With very narrow exceptions, proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our management board, supervisory board, or senior management and the experts named in this prospectus. In addition, even if a judgment against our company, members of our management board, supervisory board, our senior management or the experts named in this prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational reporting requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, management board members, supervisory board members and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the depositary a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The depositary has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the depositary and will make available to all shareholders such notices and all such other reports and communications received by the depositary.

Our SEC filings, including the registration statement on Form F-1, are also available to you on the SEC’s website at http://www.sec.gov.

Condensed consolidated statements of profit or loss and other comprehensive income for the six months ended June 30, 2021 and 2020

	Note	2021	2020
in € thousand
Revenue	7.	1,349	90
Other operating income		271	230
Cost of materials		(4,431)	(2,522)
of which work capitalized 2021: (632); 2020: (1,710)
Personnel costs	8.	(10,812)	(7,603)
of which own work capitalized 2021 (1,392); 2020: (2,247)
Depreciation, amortisation and impairment of other intangible assets and property, plant and equipment		(1,916)	(814)
of which own work capitalized 2021: (187); 2020: (462)
Other operating costs		(4,160)	(2,147)
of which own work capitalized 2021: (260); 2020: (333)
Change in inventories of finished goods and work in progress	9.	988	740
Own work capitalized	10.	2,471	4,752

Operating profit/loss (EBIT)		(16,240)	(7,274)
Interest and similar income		0	17
Interest and similar expenses		(7)	0
Net foreign exchange gain / (loss)		170	(36)

Net finance costs		163	(19)

Loss before tax (EBT)		(16,077)	(7,293)

Income tax expense		0	0

Consolidated loss for the year		(16,077)	(7,293)

Other comprehensive income
Items which may be subsequently reclassified to profit and loss
Foreign operations – foreign currency translation differences		(138)	22

Total		(138)	22

Other comprehensive income for the year after tax		(138)	22

Total comprehensive income for the year		(16,215)	(7,271)
Basic number of shares		4,085,855	3,135,365
Diluted number of shares		4,085,855	3,135,365

Basic loss per share in EUR		(3.93)	(2.33)
Diluted loss per share in EUR		(3.93)	(2.33)

Condensed consolidated statements of financial position

as of June 30, 2021 and December 31, 2020

ASSETS	Note	06/30/2021	12/31/2020
in € thousand

Assets
Intangible assets	11.	19,845	17,884
Right-of-use assets	13.	7,848	7,942
Property, plant and equipment	12.	12,729	10,075
Other non-current financial assets		401	359

Non-current assets		40,823	36,260

Inventories		9,071	5,230
Trade receivables		0	550
Other financial and non-financial assets	14.	3,749	1,338
Cash and cash equivalents		18,444	43,198

Current assets		31,264	50,316

TOTAL ASSETS		72,087	86,576

EQUITY AND LIABILITIES	Note	06/30/2021	12/31/2020
in € thousand

Equity
Share capital	15.	4,093	3,995
Capital reserve	8.	113,869	108,189
Prepaid share reserve		0	5,500
Exchange rate differences		176	314
Accumulated deficit		(63,367)	(47,290)

TOTAL EQUITY		54,771	70,708

Liabilities
Provisions		194	172
Non-current lease liabilities		6,654	6,800

Non-current liabilities		6,848	6,972

Provisions		983	1,005
Current lease liabilities		1,281	1,156
Trade and other payables		6,512	5,128
Contract liabilities	7.	1,166	1,196
Other financial and non-financial liabilities		526	411

Current liabilities		10,468	8,896

Total liabilities		17,316	15,868

TOTAL EQUITY AND LIABILITIES		72,087	86,576

Condensed consolidated statements of changes in equity

for the six months ended June 30, 2021 and 2020

	Share capital	Capital reserve	Prepaid share reserve	Exchange rate differences	Retained loss	Total
in € thousand

Balance at January 1, 2020	2,904	46,409	0	(53)	(27,520)	21,740

Issue of ordinary shares	290	12,053				12,343
Share issue costs		(716)				(716)
Equity-settled share-based payments		926				926
Consolidated net loss for the year					(7,293)	(7,293)
Other comprehensive income				22		22

Balance at June 30, 2020	3,194	58,672	0	(31)	(34,813)	27,022

Balance at January 1, 2021	3,995	108,189	5,500	314	(47,290)	70,708

Issue of ordinary shares	98	5,402	(5,500)			0
Share issue costs		0				0
Equity-settled share-based payments		278				278
Consolidated net loss for the year					(16,077)	(16,077)
Other comprehensive income				(138)		(138)

Balance at June 30, 2021	4,093	113,869	0	176	(63,367)	54,771

Condensed consolidated statements of cash flows

for the six months ended June 30, 2021 and 2020

	Note	2021	2020
in € thousand

Cash flows from operating activities
Consolidated net profit/loss for the year		(16,077)	(7,293)
Adjustments for:
Depreciation, amortization and impairments		1,920	814
Gain from disposals of fixed assets		30	2
Interest and similar income		7	(17)
Equity-settled share-based payment transactions		278	926
Changes in:
Inventories		(3,839)	(2,954)
Trade receivables		562	0
Other financial and non-financial assets		(2,449)	(1,080)
Provisions		0	365
Trade and other payables		1,464	1,168
Contract liabilities		(25)	115
Other financial and non-financial liabilities		79	64
Net foreign exchange gain / (loss)		(170)	36

Net cash from operating activities		(18,220)	(7,854)

Cash flows from investing activities
Acquisition of intangible assets		(2,505)	(4,748)
Acquisition of property, plant and equipment		(3,467)	(1,630)

Net cash used in investing activities		(5,972)	(6,378)

Cash flows from financing activities
Proceeds from issue of share capital		0	11,627
Payments of lease liabilities		(504)	(335)
Interests received		0	17
Interests paid		(84)	(65)
Proceeds from other financial assets		0	778

Net cash from financing activities		(588)	12,022

Net increase/decrease in cash and cash equivalents		(24,780)	(2,210)

Cash and cash equivalents at January 1		43,198	8,914
Effects of movements in exchange rates on cash held		26	(4)

Cash and cash equivalents at June 30		18,444	6,700

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

1.	General Information

Mynaric AG (the Company or Mynaric) has its registered office at Dornierstraße 19 in 82205 Gilching, Germany. The objective of the Company is the development, manufacture, sale, and operation of laser communication network equipment, software, systems, and solutions, particularly for aerospace applications and related products. Mynaric AG is the ultimate parent company of the Group which finances and actively manages its subsidiaries. The Mynaric Group engages primarily in the manufacturing and sale of products and projects, and in the provision of services related to laser technology, particularly for applications in aerospace, and satellite services.

Mynaric AG has three operating subsidiaries as of June 30, 2021.

The unaudited interim consolidated financial statements of Mynaric were authorized for issue by the Management Board on September 24, 2021.

2.	Basis of Accounting

These interim condensed consolidated financial statements as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 were prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for fiscal 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”). They do not include all of the information required for a complete set of annual financial statements prepared in accordance with IFRS. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group´s financial position and results of operations since the last annual financial statements.

The interim condensed consolidated financial statements are prepared under the assumption that the business will continue as a going concern.

3.	Impacts to the consolidated financial statements due to Covid-19 pandemic

The effects of the coronavirus pandemic on economic development in individual countries, and ultimately on Mynaric AG and its subsidiaries, will depend to a large extent on the further spread of the virus and on the speed and effectiveness of measures being taken to contain it. Based on currently available information, it is extremely difficult to estimate how long the economy will suffer due to the coronavirus pandemic and how severe the negative impact on the economy will be. The financial effects and economic consequences for Mynaric AG and its subsidiaries are similarly unpredictable at this time.

4.	Basis of Consolidation and Accounting Policies

The consolidation and accounting policies applied by Mynaric Group in these interim condensed consolidated financial statements are the same as those applied by Mynaric Group in its consolidated financial statements for fiscal 2020, except for:

Income taxes

In accordance with IAS 34 (Interim Financial Reporting) income tax expense for the condensed consolidated interim financial statements is calculated on the basis of the average annual tax rate that is expected for the entire fiscal year. The effective tax rate is 0% for the six months ended June 30, 2020 and 0% for the six months ended June 30, 2021.

The main reason for the change of the average annual tax rate is expected loss for the year.

5.	Material judgments, estimates and assumptions

The preparation of the consolidated financial statements requires the Management Board to make judgments and estimates that affect the application of accounting policies and the amounts reported for assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are continuously reviewed. Revisions of estimates are accounted for on a prospective basis.

In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying Mynaric Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for fiscal 2020.

6.	Segment reporting and information on geographical areas

In accordance with IFRS 8 (Operating Segments), the segments are created based on the management approach. Accordingly, segments must be classified and disclosures for these segments must be made based on the criteria used internally by the chief operating decision maker (CODM) for the allocation of resources and the evaluation of performance by the components of the entity. At Mynaric AG, the CODMs are the members of the Management Board who allocate resources and evaluate performance based on the Management Board reports submitted to them. The segment reporting below was prepared in accordance with this definition. The key indicators are revenue and EBIT.

The Air segment includes the Company’s HAWK terminals. The Space segment includes the Company’s CONDOR terminals.

	Six months ended June 30, 2021
in € thousand	Air	Space	Not allocated	Group
Revenue	0	1,349	0	1,349
Other operating income	24	247	0	271
Cost of materials[3]	(1,079)	(3,352)	0	(4,431)
Personnel costs[3]	(2,859)	(7,901)	(52)[1]	(10,812)
Depreciation, amortization and impairment of other intangible assets and property, plant, and equipment[3]	(482)	(1,434)	0	(1,916)
Other operating costs[3]	(533)	(3,236)	(391)[2]	(4,160)
Change in inventories of finished goods and work in progress	420	568	0	988
Own work capitalized[3]	0	2,471	0	2,471
Operating profit/loss (EBIT)	(4,509)	(11,288)	(443)	(16,240)
Interest and similar expenses				(7)
Net foreign exchange gain / (loss)				170
Net Finance costs				163
Profit/loss before taxes (EBT)				(16,077)
Consolidated net profit/loss for the period				(16,077)

	Six months ended June 30, 2020
in € thousand	Air	Space	Not allocated	Group
Revenue	0	90	0	90
Other operating income	89	141	0	230
Cost of materials[3]	(696)	(1,826)	0	(2,522)
Personnel costs[3]	(2,763)	(4,840)	0	(7,603)
Depreciation, amortization and impairment of other intangible assets and property, plant, and equipment[3]	(384)	(430)	0	(814)
Other operating costs[3]	(627)	(1,409)	(111)[2]	(2,147)
Change in inventories of finished goods and work in progress	740	0	0	740
Own work capitalized[3]	1,422	3,330	0	4,752
Operating profit/loss (EBIT)	(2,219)	(4,944)	(111)	(7,274)
Interest and similar income				17
Net foreign exchange gain / (loss)				(36)
Net Finance costs				(19)
Profit/loss before taxes (EBT)				(7,293)
Consolidated net profit/loss for the period				(7,293)

1	Including expenses for IPO-bonus to the board of management and selected employees.
2	Including costs for preparation of the financial statements and for audit of the financial statements as well as Supervisory Board remuneration.
3

Own work capitalized is comprised of capitalized costs relating to the construction of property, plant and equipment or the development of intangible assets, which are offset by capitalized costs included in other line items as follows:

	For the six months ended June 30,
	2021			2020
	(in € thousand)			(in € thousand)
	Air	Space	Group	Air	Space	Group
Cost of materials	—	(632)	(632)	(583)	(1,127)	(1,710)
Personnel costs	—	(1,392)	(1,392)	(620)	(1,627)	(2,247)
Depreciation, amortization and impairment of other intangible assets and property, plant and equipment	—	(187)	(187)	(127)	(335)	(462)
Other operating costs	—	(260)	(260)	(92)	(241)	(333)

An amount of €1,240 thousand (six months ended June 30, 2020: €90 thousand), corresponding to a share of 92% (previous period: 100%) of total revenue, was attributable to one customer of the Mynaric Group.

With respect to the information on geographical regions, revenue is allocated to the countries based on the country of destination.

Revenue can be broken down by country as follows:

Segment Space	Six Months Ended
€ thousand	June 30, 2021	June 30, 2020
USA	1,349	0
Belgium	0	90
Total	1,349	90

With respect to the information on geographical regions, non-current assets are allocated to the location of the respective asset.

Non-current assets can be broken down by country as follows:

€ thousand	June 30, 2021	December 31, 2020
Germany
Intangible assets	19,845	17,884
Property, plant, and equipment	11,831	9,849
Right-of-use assets	6,436	6,886
Germany, total	38,112	34,619

USA
Intangible assets	0	0
Property, plant, and equipment	899	226
Right-of-use assets	1,411	1,056
USA, total	2,310	1,282
Total	40,422	35,901

7.	Revenue

Revenues from contracts with customers refer to the delivery of goods or the provision of services. They are recognized both at a point in time and also, partially, over time. The deliveries comprise the sales of HAWK and CONDOR terminals. Services mainly consist of the provision of development and training services relating to the laser terminals manufactured by Mynaric.

a)	Disaggregation of revenue

Revenue is broken down as follows:

	Six Months Ended
€ thousand	June 30, 2021	June 30, 2020
Deliveries	433	0
Services	916	90
Total	1,349	90

b)	Contract balances

The contract liabilities in the amount of €1,166 thousand (December 31, 2020: €1.195 thousand) consist of payments in advance made by customers of Mynaric presented in accordance with IFRS 15. An amount of €915 thousand recognized in contract liabilities at the beginning of the period has been recognized as revenue in the six months ended June 30, 2021.

8.	Share-based payments

2019 Stock Option Plan

During the six months ended June 30, 2021 Mynaric granted 20,350 stocks options to selected employees under the 2019 Stock option plan. The conditions remain the same as described in the financial statements as of December 31, 2020.

2021 Stock Option Plan

During the six months ended June 30, 2021, Mynaric granted 100,000 stock options to the management board under a new 2021 Stock Option Plan. A stock option entitles the holder to the right to purchase Company shares at the relevant exercise price. The vesting period for the exercise of the options is four years, starting on the grant date of such options. The options may be exercised within a period of three years after the expiration of the vesting period provided that the performance target has been achieved. The performance target is linked to the absolute price performance of the Company shares during the vesting period. The stock options can be exercised only if the volume-weighted six-month average price of the Company shares in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange exceeds the exercise price by 20% or more upon the expiry of the lock-up period.

The stock option grants under the 2017, 2019, 2020, 2021 Stock Option Plans, and the stock options granted to Mr. Altan by selected shareholders are classified and measured as equity-settled share-based payments in accordance with IFRS 2. Accordingly, the fair value is determined only once on the grant date. The determined expense must then be amortized over the vesting period.

The measurement of the existing stock option plans was based on the Monte Carlo Simulation model or the Binomial model, considering the terms and conditions for the options. The table below shows the inputs used for valuing the stock options granted during the six months ended June 30, 2021:

	Tranche 2021 I	Tranche 2021 II
Exercise price (in €)	68.97	71.15
Term in years	7.00	7.00
Remaining term in years	6.75	7.00
Share price as of the valuation date (in €)	64.20	80.20
Expected dividend yield (in %)	0.00	0.00
Expected volatility (in %)	34.46	36.90
Risk-free interest rate (in %)	(0.53)	(0.40)
Option value (in €)	14.18	25.17

The total expense for share-based payments recognized in the reporting period is €278 thousand (six months ended June 30, 2020: €926 thousand). The share-based payments recognized in the capital reserve amount to €2,581 thousand as of June 30, 2021 (December 31, 2020: €2,303 thousand).

US IPO Bonus

On June 20, 2021, the Group granted its managing directors and selected employees an IPO cash bonus (the “US IPO Bonus Plan”). The grantees will receive a bonus payment in the case of a successful closing of an offering of our shares or of ADSs representing our shares on the New York Stock Exchange or NASDAQ. The amounts to be paid to the beneficiaries under the IPO Bonus Plan depends on the gross proceeds raised in the offering. If the gross proceeds are below $ 100 million, no IPO bonus will be paid out. In the case the gross proceeds are between $ 100 and $ 150 million, the IPO bonus will increase on a linear basis starting in a range between 0.15 % and 0.35 % up to a range between 0.3 % and 0.7%. Managing directors are only entitled to receive the bonus after providing services until the IPO and 12 months after the IPO, whereas all other employees need to provide services until the IPO. The amount of cash payment is determined as a percentage of the gross proceeds in an US listing.

The fair value of the US IPO Bonus Plan has been measured using a Monte Carlo simulation. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

The inputs used in the measurement of the fair values at grant date and measurement date of the US IPO Bonus Plan were as follows:

	Grant Date June 20, 2021	Measurement Date June 30, 2021
Share Price (in €)	73.80	80.20
Expected volatility (in %)	38.56	30.88
Expected dividend yield (in %)	0.00	0.00
Risk-free interest rate (in %)	(0.66)	(0.66)

Expected volatility has been based on an evaluation of the historical volatility for matching maturities of Mynaric peer group.

Details of the liabilities arising from the IPO bonus as of June 30, 2021 were as follows:

€ thousand	June 30, 2021
Total carrying amount of liabilities for US IPO bonus	52

During the half year period 2021 Mynaric recognized a total expense € 52 thousand from the US IPO Bonus Plan.

9.	Changes in Inventories of Finished Goods and Work in Progress

The increase in inventories of finished goods and work in progress primarily results from the Space terminals, and Air terminals currently in the production phase. Changes in inventories are as follows:

	Six Months Ended
€ thousand	June 30, 2021	June 30, 2020
Increase in inventories of work in progress	18	467
Increase in inventories of finished goods	970	393
Write-downs	0	(120)
Total changes in inventories	988	740

The write-downs in the six months ended June 30, 2020 presented refer to HAWK terminals that were written down to their recoverable amount.

10.	Own Work Capitalized

Own work capitalized consists of costs that are used to construct property, plant and equipment or develop intangible assets. This line item is a contra account to other profit and loss statement captions presented below. For a determination of the net basis of those costs the amounts in the table below needs to be deducted from the respective line items.

	Six Months Ended
in € thousand	June 30, 2021	June 30, 2020
Cost of materials	632	1,710
Personnel costs	1,392	2,247
Depreciation, amortisation and impairment of other intangible assets and property, plant and equipment	187	462
Other operating costs	260	333
Total	2,471	4,752

11.	Intangible Assets

a)	Acquisitions and Disposals of Software and Licenses

During the six months ended June 30, 2021 the group acquired software and licenses with cost of €80 thousand (six months ended June 30, 2020: €102 thousand).

Assets with a carrying amount of € 8 thousand were disposed of during the six months ended June 30, 2021 (six months ended June 30, 2021: € 0 thousand).

b)	Capitalization of Development Costs

During the six months ended June 30, 2021 Mynaric capitalized development costs for the basic SPACE technology of €2,345 thousand.

In the six months ended June 30, 2020 development costs for the basic AIR and SPACE technologies of €4,590 thousand were capitalized.

The development projects presented refer to capitalized costs for the development of the basic SPACE and AIR technologies, which represent the technological foundation for the HAWK and CONDOR products.

In the first six months of 2021, finance expenses in the amount of €71 thousand (six months ended June 30, 2020: €63 thousand) were capitalized as cost of the development projects in accordance with IAS 23.

The development activities for the basic technology Space were completed in March 2021. The amortization of the associated capitalized development costs for Space technology started on March 1, 2021 applying the useful life of 15 years.

12.	Property, Plant, and Equipment

a)	Acquisitions and Disposals

Investments in property, plant, and equipment made in the first six months of 2021 in the amount of €3,478 thousand (six months ended June 30, 2020: €1,745 thousand) referred primarily to the expansion of production capacities at the plants in Gilching and Oberpfaffenhofen in Germany. Among other things, this involved significant installations in a rented production hall and the setup of an additional production line. Investments were also made in laboratory and test equipment. A substantial amount was also invested for expansion of the Mynaric USA site in Los Angeles, USA.

In first six months of 2021, finance expenses in the amount of €7 thousand (six months ended June 30, 2020: €2 thousand) were recorded as cost of property, plant, and equipment in accordance with IAS 23.

Assets with a carrying amount of €22 thousand were disposed of during the six months ended June 30, 2021 (six months ended June 30, 2020: € 2 thousand).

b)	Outstanding Purchase Orders for Property, Plant, and Equipment

As of June 30, 2021, the group has open financial obligations from outstanding purchase orders for property, plant, and equipment in the amount of €536 thousand (June 30, 2020: €1,607 thousand).

13.	Right-of-use Assets

During the six months ended June 30, 2021, Mynaric entered in a new lease agreement for an office in Washington (DC), USA. On lease commencement, the Group recognized €442 thousand of right right-of-use asset and lease liability.

14.	Other financial and non-financial assets

Other non-financial assets include €994 thousand of IPO preparation costs.

15.	Capital and Reserves

a)	Issue of ordinary shares

During the six months ended June 30, 2021, share capital was increased to €4,092,948 through the issuance of a total of 98,214 bearer shares with a nominal value of €1.00 per share. This was due to the following transaction:

•

On July 31, 2020, the Management Board adopted a resolution, based on the consent of the Supervisory Board, to issue a convertible bond in the amount of €5,000,000 on the basis of the 2020/II Contingent Capital. In accordance with the terms and conditions of the convertible bond, individual bonds with a nominal amount of €100,000.00 each, plus unpaid accrued interest, may be converted into no-par value bearer shares with a pro rata amount in the Company’s share capital of €1.00 per share. The conversion right was exercised based on a conversion declaration dated December 22, 2020. On January 14, 2021, bonds in the amount of €5,000,000, plus interest in a total amount of €500,000, were converted into 98,214 new no-par value bearer shares in the Company’s share capital of €1.00 per share based on a price of €56.00 per share and with dividend entitlement beginning on January 1, 2020.

As a result, the prepaid share reserve shown in the previous year’s financial statements in the amount of € 5,500,000 was transferred to the subscribed capital and the capital reserve.

b)	Conditional capital

On May 14, 2021, the Annual General Meeting resolved to create 2021/I Conditional Capital and an additional 2021/II Conditional Capital.

2021/I Conditional Capital

Based on an authorization of the Annual General Meeting on May 14, 2021, 2021/I Conditional Capital was created, which led to a contingent increase in the Company’s share capital by up to €457,501.00 through the issue of up to 457,501 new no-par value bearer shares.

The Management Board is authorized, subject to the consent of the Supervisory Board, to issue on one or more occasions until May 13, 2026 convertible bonds and/or bonds with warrants issued to the bearer with a term of not more than 20 years, and to grant to the bondholders conversion and/or option rights to new shares of the Company with a pro rata amount in the share capital of up to a total of €457,501.00 pursuant to the terms and conditions of the convertible bonds and/or bonds with warrants.

2021/II Conditional Capital

Based on an authorization of the Annual General Meeting on May 14, 2021, 2021/II Conditional Capital was created which led to a contingent increase in the Company’s share capital by up to €103,321.00 through the issue of up to 103,321 new no-par value bearer shares.

The Supervisory Board is authorized, to grant stock option rights for shares to members of the Management Board of the Company on one or more occasions until May 13, 2026.

c)	Authorized Capital

On May 14, 2021, the Annual General Meeting resolved to create 2021/I Authorized Capital and an additional 2021/II Authorized Capital and to rescind the Authorized Capital 2020.

2021/I Authorized Capital

The Management Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s share capital on one or more occasions until May 13, 2026 by up to a total amount of €1,841,827.00 through the issue of up to 1,841,827 new no-par-value bearer shares against cash contributions and/or contributions in kind.

2021/II Authorized Capital

The Management Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s share capital on one or more occasions until May 13, 2026 by up to a total amount of €204,647.00 through the issue of up to 204,647 new no-par-value bearer shares against cash contributions and/or contributions in kind.

Shareholders’ subscription rights are excluded. Authorized Capital 2021/II serves to deliver shares of the Company to service restricted stock units (RSUs) granted under the Company’s Restricted Stock Unit Program (RSUP) to selected employees of the Company and its affiliates in accordance with the RSUP in return for the contribution of the respective payment entitlements arising under the RSUs.

16.	Related Party Disclosures

In accordance with IAS 24 (Related Party Disclosures), persons or companies which are influenced by the reporting entity or which can exert influence on the reporting entity must be disclosed unless such parties are already included in the consolidated financial statements as a consolidated company. Key management personnel consist of the members of the Management and the Supervisory boards.

a)	Related party transactions

During the six months ended June 30, 2021, there are no related party expenses involving MCConsult Dr. Peschko (six months ended June 30, 2020: €180 thousand). Trade and other payables reported as of the reporting date include outstanding obligations from transactions with MCConsult Dr. Peschko as a related party in the amount of €363 thousand (June 30, 2020: €54 thousand).

During the six months ended June 30, 2021, the related party expenses involving Pinsent Masons LLP amounted to €1 thousand (six months ended June 30, 2020: €144 thousand). Trade and other payables reported as of the reporting date include outstanding obligations from transactions with Pinsent Masons LLP in the amount of €0 thousand (June 30, 2021: €12 thousand).

b)	Remuneration for members of the Management Board

Stock options

In the six months ended June 30, 2021 a new Stock Option Plan 2021 has been set up to exclusively grant stock option rights for shares to members of the Management Board of the Company.

In the context of this plan, stock options were issued to the Management Board in the six months ended June 2021, which entitle the holder to subscribe to Mynaric shares. Detailed information about the granted stock options are presented in Note 8. Share-based payments.

Remuneration granted

The remuneration granted to the Management Board in the six months ended June 30, 2021 is broken down as follows:

			Long-term variable remuneration
Six Months ended	Basic remuneration in € thousand	Short-term variable remuneration in € thousand	Number of stock options granted	Recognized as expense in € thousand	Total in € thousand
June 30, 2021	345	191	100,000	101	636
June 30, 2020	297	196	3,000	487	980

The amounts in the table for the chairman of the Management Board, Bulent Altan, include remuneration received in his capacity as CEO of the subsidiary Mynaric USA Inc.

c)	Supervisory Board remuneration

The remuneration system of the Supervisory Board is based on the Company’s size, the duties and responsibilities of the Supervisory Board members, and the Company’s economic situation and expected future development. The remuneration of the Supervisory Board is governed by section 14 of the Company’s Articles of Association, which was amended on the Annual General Meeting on May 14, 2021. Accordingly, the Supervisory Board members receive a fixed annual remuneration, payable after the end of the fiscal year. The remuneration amounts to €30,000 per year, with the chairman receiving twice that amount and the deputy chairman receiving one and a half times this amount. An attendance fee of €500 are paid for Supervisory Board meetings. Members of the Supervisory Board receive reimbursement for their out-of-pocket expenses, however, as well as reimbursement of the value-added tax on their remuneration and out-of-pocket expenses. In addition, the Company bears the costs of D&O liability insurance for the Supervisory Board members. The Company does not grant any loans to the Supervisory Board members.

17.	Financial Instruments and Financial Risk Management

a)	Financial instruments

The financial instruments were allocated to the following categories:

€ thousand	June 30, 2021		Dec. 31, 2020
	Current	Non-current	Current	Non-current
Amortized cost (AmC)
Other financial assets	44	401	76	359
Cash and cash equivalents	18,444	0	43,198	0
Trade receivables	0	0	550	0
Total	18.488	401	43,824	359
Cost (FLAC)
Trade and other payables	6,512	0	5,128	0
Lease liabilities	1,281	6,654	1,156	6,800
Other financial liabilities	80	0	24	0
Total	7,873	6,654	6,308	6,800

For other financial assets, trade receivables, and cash and cash equivalents, it is assumed that their carrying amounts correspond to their fair values due to their short terms.

The carrying amount of non-current financial assets of the AmC category approximates the fair value. These include bank balances and non-interest-bearing security deposits. There is hardly any difference between carrying amount and fair value due to the current low interest rate level.

The carrying amount of current financial liabilities measured at amortized cost (FLAC), such as trade payables and other financial liabilities, corresponds to the fair value due to their short terms. The lease liabilities are discounted in accordance with the requirements set out in IFRS 16.

The net gains/losses by measurement category are as follows:

			Six Months ended June 30, 2021
in € thousand			Other income and expense items, or gain and loss items
Financial assets	AmC	Measured at amortized cost	0

			Six Months ended June 30, 2020
in € thousand			Other income and expense items, or gain and loss items
Financial assets	AmC	Measured at amortized cost	0

b)	Liquidity risk

On September 15, 2021, the Company entered into a credit agreement with a credit line of approximately €25 million. The loan agreement has a term until March 31, 2022 with a conditional option for a one-time extension for three months.

For the six months ended June 30, 2021, the Group recognized a net loss of €16.0 million. The Group’s net current assets as at June 30, 2021 were €54.8 million. As of October 15, 2021, the Group has €28 million in available liquidity primarily consisting of cash and cash equivalents and unused credit lines available as well as other highly liquid assets.

Management has planned for significant increases in revenue and cash flows in fiscal 2022 as it ramps up its commercial production of CONDOR and HAWK terminals. While some of the revenues planned for fiscal 2022 are subject to firm contractual commitments, significant amounts are not or are based on management’s expectations that more than the contractually agreed minimum number of terminals will be ordered by the respective customers. Furthermore, management is actively pursuing multiple commercial opportunities to sell its CONDOR and HAWK terminals to an expanding customer base. In light of the uncertainties associated with realizing its operational plan, management is actively pursuing various additional funding options including both equity and debt financing. The primary focus of management is on completing an IPO in the United States which management believes would provide sufficient financing for at least the foreseeable future. Simultaneously management is also in discussions with a variety of other potential investors which are ongoing and are in varying stages; however, none of these have yet been firmly committed to as of the date of these financial statements. While management believes it will be successful in obtaining additional financing in a timely manner to fund its operational and financial obligations, specifically through an IPO, the factors described above represent material uncertainties that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.

These condensed consolidated interim financial statements have been prepared on a going concern basis and do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate.

18.	Governing bodies of the Company

The Management Board consists of the following members:

•	Bulent Altan, CEO, Master of Science in Aerospace, Playa Vista, California

•	Stefan Berndt-von Bülow, CFO, graduate in business administration, Tutzing

•	Joachim Horwath, CTO, Dipl.-Ing, Gilching (since February 17, 2021)

The Supervisory Board consists of the following members:

•	Dr. Manfred Krischke, Chairman, CEO of Cloudeo AG

•	Dr. Gerd Gruppe, Deputy Chairman, member of the Executive Board of DLR i.R.

•	Peter Müller-Brühl, member of the Supervisory Board, COO of GreenCom Networks AG

•	Thomas Hanke, member of the Supervisory Board, graduate in business administration, M&A consultant (until June 24, 2021)

•	Steve Geskos, member of the Supervisory Board, Managing Director Rose Park Advisors (since May 14, 2021)

•	Vincent Wobbe, member of the Supervisory Board, Head of Public Markets Investments Apeiron Investment Group (since June 24, 2021)

•	Dr. Thomas Billeter, member of the Supervisory Board, investor and business angel (until May 14, 2021)

19.	Events after the reporting date

On July 1, 2021, 69,169 subscription rights in the form of restricted stock units (RSUs) were granted to employees of the Mynaric Group. Under the RSU Program, each beneficiary will be granted a specific Euro amount, which will be converted into a certain number of RSUs, which is dependent on the six-month average closing price of the shares or share certificates.

RSUs will vest in instalments over a four-year vesting period as follows:

•	25% of the RSUs vest 12 months after the grant date;

•	The remaining unvested RSUs will vest in equal amounts each quarter thereafter.

At the discretion of the Company, vested RSUs are settled either (i) by way of new shares utilizing the Authorized Capital 2021/II, (ii) by way of a cash settlement, or (iii) a combination of both.

The granting of RSUs from the RSUP 2021 was classified and measured as equity-settled share-based payment in accordance with IFRS 2.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Management Board

Mynaric AG:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Mynaric AG (the Company) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the two year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 34. b) (ii) to the consolidated financial statements, the Company faces material uncertainties related to: a) its operational cash flows in fiscal 2022, and b) requirements for additional financing, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 34. b) (ii). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2020.

Munich, Germany

October 18, 2021

Consolidated Statements of Profit or Loss and Other Comprehensive Income

for the years ended December 31, 2020 and 2019

	Note	2020	2019
in € thousand

Revenue	6.	679	114
Other operating income	7.	294	252

Cost of materials	8.	(6,221)	(2,790)
of which own work capitalized 2020: (4,073); 2019: (2,089)	13.
Personnel costs	9.	(16,834)	(9,407)
of which own work capitalized 2020: (3,921); 2019: (2,551)	13.
Depreciation, amortization and impairment of other intangible assets and property, plant and equipment	10.	(1,843)	(1,117)
of which own work capitalized 2020: (802); 2019: (494)	13.
Other operating costs	11.	(5,344)	(2,813)
of which own work capitalized 2020: (579); 2019: (277)	13.
Change in inventories of finished goods and work in progress	12.	637	272
Own work capitalized	13.	9,375	5,411

Operating profit/loss (EBIT)		(19,257)	(10,078)
Interest and similar income	14.	18	73
Net foreign exchange gain / (loss)	14.	(531)	109

Net finance costs	14.	(513)	182

Loss before tax (EBT)		(19,770)	(9,896)

Income tax expense	15.	0	0

Consolidated net loss for the year		(19,770)	(9,896)

Other comprehensive income/loss
Items which may be subsequently reclassified to profit and loss
Foreign operations – foreign currency translation differences		367	(43)

Total		367	(43)

Other comprehensive income/loss for the year after tax		367	(43)

Total comprehensive income/loss for the year		(19,403)	(9,939)
Basic number of shares		3,349,403	2,831,427
Diluted number of shares		3,349,403	2,831,427

Basic loss per share in EUR	16.	(5.90)	(3.50)
Diluted loss per share in EUR	16.	(5.90)	(3.50)

Consolidated Statements of Financial Position

as of December 31, 2020 and 2019

ASSETS	Note	12/31/2020	12/31/2019
in € thousand

Assets
Intangible assets	17.	17,884	8,780
Right-of-use assets	19.	7,942	6,810
Property, plant and equipment	18.	10,075	3,840
Other non-current financial assets	22.	359	196

Non-current assets		36,260	19,626

Inventories	20.	5,230	1,266
Trade receivables	21.	550	0
Other financial and non-financial assets	22.	1,338	1,769
Cash and cash equivalents	23.	43,198	8,914

Current assets		50,316	11,949

TOTAL ASSETS		86,576	31,575

EQUITY AND LIABILITIES	Note	12/31/2020	12/31/2019
in € thousand

Equity
Share capital	24.	3,995	2,904
Capital reserve	25.	108,189	46,409
Prepaid share reserve	26.	5,500	0
Exchange rate differences	27.	314	(53)
Accumulated deficit		(47,290)	(27,520)

TOTAL EQUITY		70,708	21,740

Liabilities
Provisions	28.	172	104
Non-current lease liabilities		6,800	5,972

Non-current liabilities		6,972	6,076

Provisions	28.	1,005	330
Current lease liabilities		1,156	790
Trade and other payables	30.	5,128	2,461
Contract liabilities	31.	1,196	0
Other financial and non-financial liabilities	32.	411	178

Current liabilities		8,896	3,759

Total liabilities		15,868	9,835

TOTAL EQUITY AND LIABILITIES		86,576	31,575

Consolidated Statements of Changes in Equity

for the years ended December 31, 2020 and 2019

	Share capital	Capital reserve	Prepaid share reserve	Exchange rate differences	Retained loss	Total
in € thousand
Balance at January 1, 2019	2,704	35,044	0	(10)	(17,624)	20,114

Issue of ordinary shares	200	10,800				11,000
Share issue costs		(581)				(581)
Equity-settled share-based payments		1,146				1,146
Consolidated net loss for the year					(9,896)	(9,896)
Other comprehensive income				(43)		(43)

Balance at December 31, 2019	2,904	46,409	0	(53)	(27,520)	21,740

Balance at January 1, 2020	2,904	46,409	0	(53)	(27,520)	21,740

Issue of ordinary shares	1,091	64,052	5,500			70,643
Share issue costs		(3,397)				(3,397)
Equity-settled share-based payments		1,125				1,125
Consolidated net loss for the year					(19,770)	(19,770)
Other comprehensive income				367		367

Balance at December 31, 2020	3,995	108,189	5,500	314	(47,290)	70,708

Consolidated Statements of Cash Flows

for the years ended December 31, 2020 and 2019

	Note	2020	2019
in € thousand

Cash flows from operating activities
Consolidated net profit/loss for the year		(19,770)	(9,896)
Adjustments for:
Depreciation, amortization and impairments		1,840	1,117
Gain from disposals of fixed assets		51	0
Interest and similar income		(18)	(73)
Equity-settled share-based payment transactions		1,125	1,146
Changes in:
Inventories		(4,032)	(982)
Trade receivables		(589)	105
Other financial and non-financial assets		(600)	(209)
Provisions		683	280
Trade and other payables		2,422	272
Contract liabilities		1,209	0
Other financial and non-financial liabilities		213	31
Net foreign exchange gain / (loss)		531	(110)

Net cash from operating activities		(16,935)	(8,319)

Cash flows from investing activities
Acquisition of intangible assets		(8,286)	(5,277)
Acquisition of property, plant and equipment		(6,724)	(1,890)

Net cash used in investing activities		(15,010)	(7,167)

Cash flows from financing activities
Proceeds from issue of share capital		61,746	10,419
Proceeds from issue of convertible notes	31.	5,000	0
Proceeds from short-term loans	31.	2,500	0
Repayment of short-term loans	31.	(2,500)	0
Payments of lease liabilities	31.	(675)	(439)
Interests received		83	8
Interests paid		(555)	(93)
Proceeds from other financial assets		741	1,571

Net cash from financing activities		66,340	11,466

Net increase/decrease in cash and cash equivalents		34,395	(4,020)

Cash and cash equivalents at January 1		8,914	12,923
Effects of movements in exchange rates on cash held		(111)	11

Cash and cash equivalents at December 31		43,198	8,914

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

1.	General Information

Mynaric AG (the Company or Mynaric) has its registered office at Dornierstraße 19 in 82205 Gilching, Germany. The objective of the Company is the development, manufacture, sale, and operation of laser communication network equipment, software, systems, and solutions, particularly for aerospace applications and related products. Mynaric AG is the ultimate parent company of the Group which finances and actively manages its subsidiaries. The Mynaric Group engages primarily in the manufacturing and sale of products and projects, and in the provision of services related to laser technology, particularly for applications in aerospace, and satellite services.

Mynaric AG has three operating subsidiaries as of December 31, 2020. Mynaric Systems GmbH operations will be discontinued as part of corporate restructuring measures effective after December 31, 2020.

2.	Basis of Accounting

Mynaric AG prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”). These consolidated financial statements have been authorized for issue by the Company’s supervisory board on October 18, 2021.

The consolidated financial statements of Mynaric AG were prepared applying group accounting policies. The change in the accounting policies applied are driven by the changes in IFRS standards with a required application date on or after January 1, 2020.

The consolidated financial statements were prepared on a going concern basis; however, as described more fully in Note 34. b) (ii), management has indentified material uncertainties that may cast significant doubt on the Group’s ability to continue as a going concern. The consolidated financial statements were prepared on an accrual basis of accounting. The reporting currency is the euro (€). All amounts are stated in thousands of euros (€ thousand) unless otherwise stated. Rounding differences may result in differences in amounts and percentages.

The consolidated statement of profit and loss was prepared using the nature of expense method. In our income statement, this results in an (unnetted) gross presentation (i.e., before the deduction of any amounts capitalized) of the costs incurred broken down by type or nature of expenditure including cost of materials, personnel costs, depreciation and amortization, and other operating costs. All capitalized amounts relate to the construction of property, plant and equipment or the development of intangible assets, and are presented within the line-item Own work capitalized. In accordance with IAS 1 (Presentation of Financial Statements), a distinction is made in the statement of financial position between non-current and current assets and liabilities. Assets, provisions and liabilities are classified as current if they are realizable or due within a period of one year.

3.	Basis of Consolidation and Accounting Policies

3.1.	Basis of Consolidation

The consolidated financial statements include the financial statements of Mynaric AG and its subsidiaries as of December 31, 2020, and were prepared using accounting policies applied consistently throughout the Group. Subsidiaries are the entities controlled by the Group. The Group ‘controls’ an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Any intragroup balances, income and expenses, unrealized gains and losses, and dividends from intragroup transactions are fully eliminated.

Set out below is the list of consolidated subsidiaries:

Company name	Shareholding in %	Consolidation
Mynaric Lasercom GmbH, Gilching	100.0	fully consolidated
Mynaric Systems GmbH, Gilching	100.0	fully consolidated
Mynaric USA, Inc., Los Angeles	100.0	fully consolidated

3.2.	Accounting Policies

a)	Transactions in Foreign Currency and Translation into Foreign Currency

The consolidated financial statements are prepared in euro, the functional currency of the parent company. The functional currency of each entity is determined by the primary economic environment in which these entities independently operate with respect to financial, economic and organizational considerations, and in which they predominantly generate and expend cash. The functional currency of the Group subsidiaries corresponds to their respective local currency. Foreign currency transactions are remeasured into the respective functional currencies of the Group companies at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Any resulting exchange rate differences are recorded in profit or loss. Non-monetary assets and liabilities in foreign currency are carried at historical exchange rates. To determine the exchange rate applied for initial recognition of the associated asset, expense or income when derecognizing a non-monetary asset or liability arising from prepaid considerations, the date of the transaction is the date of initial recognition of the non-monetary asset or liability.

Currency translation differences are recognized in other comprehensive income and presented as a reserve for exchange rate differences in equity to the extent that the currency translation differences are not allocated to the non-controlling interests.

In the event of a full or partial disposal of a foreign operation causing a loss of control, significant influence, or joint control, the accumulated amount recognized in reserve for exchange rate differences recorded for that foreign operation up to that date is reclassified to profit or loss as part of the gains on disposal. In the event of only a partial disposal without loss of control over a subsidiary that comprises a foreign operation, the corresponding portion of the accumulated translation difference is allocated to the non-controlling interests. If the Group sells only part of a subsidiary or joint venture that comprises a foreign operation but maintains significant influence or joint control, the corresponding portion of the accumulated translation difference is reclassified to profit or loss.

b)	Revenue Recognition

In accordance with IFRS 15 (Revenue from Contracts with Customers), revenue is recognized when control over distinct goods or services is transferred to the customer, i.e. when the customer has the ability to direct the use of, and obtains substantially all of the remaining benefits from, the transferred goods or services. A prerequisite for this is that a contract exists with enforceable rights and obligations and that, among other things, it is probable that the entity will collect the consideration, taking into account the customer’s credit quality.

Revenue is generally recognized with a customer at the level of the individual contract unless the prerequisites for combining contracts are met. The rules set out in IFRS 15 are applied consistently to similarly structured contracts and under similar circumstances. The Group generated revenue exclusively from the sale of goods and services.

If a contract involves multiple distinct goods or services, the transaction price is allocated across the performance obligations on the basis of the relative stand-alone selling prices. If stand-alone selling prices are not directly observable, they are estimated using the amounts that depicts the amount of consideration to which the company expects to be entitled in the exchange for the promised goods to the customer. For each performance obligation, revenue is recognized either at a point in time or over time.

Revenue recognition over time is required if the customer simultaneously receives and consumes the benefits provided by Mynaric’s performance, Mynaric creates or enhances an asset that is controlled by the customer, or Mynaric creates an asset without an alternative use to Mynaric and simultaneously has an enforceable right to payment for performance completed.

Mynaric generates revenue from:

•	the sale of laser communication terminals

•	the provision of services (development and training services)

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms, and the related revenue recognition policies.

Type of product/service	Nature and timing of satisfaction of performance obligation including significant payment terms	Revenue recognition policies
Sale of products	Customers obtain control of the laser terminals when the goods are delivered to and have been accepted at their premises. Invoices are generated at that point in time. Invoices are usually payable within 30 days.	Revenue is recognized when the goods are delivered and have been accepted by customers at their premises. Advances received are included in contract liabilities.
Services	The Group provided training and development services to its customers. The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs. Invoices for these services are either issued based on the agreed milestone payment plan of the respective contract or after the completion of the services. Invoices are usually payable within 30 days.	Revenue is generally recognized over time based on the efforts expended method. The related costs are recognized in profit and loss when they are incurred. Advances received are included in contract liabilities.

c)	Research Expenses and Non-capitalized Research and Development Expenses

Unless they must be capitalized in accordance with IAS 38, research and development expenses are recognized in profit or loss when incurred.

d)	Government Grants

The Company has received various government grants related to innovation projects encouraged by governmental authorities which generally reimburse a specified amount or proportion of the costs related to such projects. As these grants are not received in the course of the normal trading transactions, these grants are treated as government grants in accordance with IAS 20. Government grants related to assets are recognized on the date on which the conditions for receipt of the grant are met and are deducted from the carrying amount of the asset; they are recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

Government grants related to costs incurred by the Group are recognized in profit or loss as other operating income in the period in which the Company recognizes as expenses the related costs to be compensated by the grants.

e)	Financial Result

The financial result includes the net income/expense from other financial expenses arising from liabilities, interest income from receivables, and the result from foreign currency translation. Interest income and interest expenses are recognized in profit or loss, using the effective interest method.

Borrowing costs are expensed directly when incurred unless they are directly attributable to the acquisition, construction, or production of a qualifying asset and therefore form part of the cost of that asset.

f)	Intangible Assets

Intangible assets are measured at cost upon initial recognition. In subsequent periods, intangible assets are recognized at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis. The estimated (remaining) useful lives as well as the amortization method are subject to annual reviews. If necessary, the remaining useful lives are adjusted prospectively when assumptions change. Such adjustments due to changes of the expected useful life or of the amortization method are accounted for as changes in accounting estimates. Intangible assets with indefinite useful lives or intangible assets not yet available for use are not amortized; however, they are tested for impairment annually and whenever there is an indication that the intangible asset may be impaired on the basis of the individual asset or on the level of the related cash-generating unit.

Intangible assets include purchased software and licenses as well as capitalized development expenses. Purchased software and licenses are amortized on a straight-line basis over their expected useful life of three to eight years.

In accordance with IAS 38 (Intangible Assets), expenses incurred during the research and development phase must be accounted for separately. Research is defined as original and planned investigation undertaken with the prospect of gaining new scientific or technical knowledge and understanding. Development is defined as the technical and commercial implementation of research findings.

In accordance with IAS 38, development costs must be capitalized if the criteria set out in IAS 38.57 are fulfilled, while research costs must be expensed in the period in which they are incurred. Mynaric starts to capitalize costs when management board approval is obtained. The approval is only provided when it is ensured that adequate technical, financial and other resources are available to complete the project and that the Company intends to complete and use the intangible asset. Furthermore, prior to approval, development project leader provides the management board with an overview of the future economic benefits based on external market studies and internal analysis, as well as the documentation of technical feasibility. The Company has an R&D controlling system in place which enables management to determine expenditures attributable to specific technologies during their development.

The Group capitalizes costs for the development of a technology until the time that development of such technology is completed. The capitalized development costs are amortized on a straight-line basis over the future economic useful life of 15 years, starting upon completion of the development project (technology). We defined such point in time as the time of final development of a technology, followed by delivery of products based on such final technology to customers. Expenses from amortization of development projects that are capitalized as intangible assets are reported in the statement of profit or loss under depreciation and amortization.

g)	Property, Plant and Equipment

Property, plant, and equipment are recognized at cost, including proportionate borrowing costs, less any accumulated depreciation and/or any accumulated impairment losses. Depreciation is recognized on a straight-line basis pro rata temporis. The depreciation period is based on the expected useful life of the asset. The underlying useful life is three years for computer hardware, and ranges between three and 14 years for machinery, furniture, fixtures, and office equipment, as well as leasehold improvements.

The useful lives, residual values, and depreciation methods for property, plant, and equipment are reviewed periodically and adjusted if necessary, to ensure that the depreciation method and depreciation period reflect the expected economic benefit of the assets.

h)	Impairment of Non-current Non-financial Assets

As of each reporting date, Mynaric reviews whether any indication exists that non-financial assets may be subject to impairment losses or reversals of impairment losses. If such indications exist, Mynaric estimates the recoverable amount of the non-financial asset. The recoverable amount is determined for each individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets (cash-generating units).

Intangible assets not yet available for use with indefinite useful lives are tested for impairment at least once per year.

If the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount, an impairment loss is recognized in the amount of the difference. The recoverable amount is the higher of fair value less costs of disposal (FVLCOD) and value in use.

The value in use is determined by discounting expected future cash flows from continuing use of the cash-generating units using a risk-adjusted pre-tax interest rate. The future cash flows are determined based on the long-term planning approved by the management as applicable as of the date when the impairment test is conducted.

If the value in use is lower than the carrying amount, the fair value less costs to sell is additionally ascertained in order to determine the recoverable amount. As of each reporting date, the Company reviews whether an impairment loss recognized in previous periods no longer exists or may have decreased. In these cases, Mynaric recognizes a partial or full reversal of the impairment loss, with the carrying amount being increased to the recoverable amount. The increased carrying amount, however, may not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

i)	Inventories

Inventories are recognized at the lower of cost and net realizable value. The cost (including costs of purchase and costs of conversion) is determined based on the moving average price of the item.

Apart from directly attributable unit costs, production costs include appropriate portions of production overheads based on normal operating capacity. The net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Write-downs to the lower net realizable values primarily take into account inventory risks resulting from turnover period and reduced recoverability. Write-downs are reversed if the reasons that resulted in the impairment of inventories no longer exist.

j)	Other Financial Assets

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. This includes both primary financial instruments (such as trade receivables and payables as well as other receivables and payables) and derivative financial instruments such as foreign exchange contracts.

The Group classifies its financial assets into the following measurement categories, based on the relevant business model:

•	those that are measured subsequently at fair value (either through other comprehensive income - FVOCI - or through profit or loss - FVPL -); and

•	those that are measured at amortized cost (AmC).

Currently, no financial assets are allocated to the FVOCI and FVPL categories.

Trade receivables and debt instruments are presented from the date on which they are issued. Financial assets are accounted for at trade date, i.e. the date on which the Group becomes a party pursuant to the contractual provisions of the instrument.

Upon initial recognition, the Group measures a financial asset at fair value. In the case of a financial asset subsequently not measured at fair value through profit or loss, transaction costs that are directly allocable to the acquisition of the asset are added to the fair value. Transaction costs allocable to financial assets measured at fair value through profit or loss are recognized as expenses in the statement of profit or loss.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Financial assets held to collect contractual cash flows and whose contractual cash flows solely represent payment of principal and interest are measured at amortized cost. Interest income from these financial assets is reported under financial income applying the effective interest method. Gains or losses from derecognition are directly recorded in the consolidated statement of comprehensive income and, together with foreign exchange gains and losses, recorded under the result from foreign currency translation. Trade receivables, cash, and other financial assets are allocated to this category.

In the case of trade receivables and other assets, the Group applies the simplified approach in accordance with IFRS 9, pursuant to which the lifetime expected credit losses have to be recognized since the initial recognition of the receivables.

For the purpose of measuring expected credit losses, trade receivables were combined in groups based on common credit risk characteristics.

k)	Impairment of Financial Assets

The Group holds the following instruments as financial assets that are subject to the credit loss model in accordance with IFRS 9:

•	Trade receivables

•	Other financial assets

•	Deposits at banks

•	Bank balances

On the basis of forward-looking information, the Group ascertains the expected credit losses associated with its debt instruments measured at amortized cost. The impairment method depends on whether a significant increase in credit risk has occurred (general approach). The recognition of expected credit losses follows a 3-stage model for the allocation of loss allowances. In general, all instruments have to be allocated to Stage 1 upon initial recognition. In relation to such instruments, the present value of the expected payment defaults resulting from potential default events within the next 12 months after the reporting date must be recorded as an expense. Stage 2 comprises all instruments for which the credit risk has increased significantly compared to the date of initial recognition. For instruments classified in Stage 3, there is also objective evidence of impairment. As of the reporting date, no instruments were allocated to Stage 2 and Stage 3.

The simplified approach is applied for the determination of expected credit losses arising in connection with trade receivables.

Expected losses resulting from bank balances, which can be classified as other financial assets due to their maturity, are negligible and are therefore not recognized.

l)	Taxes

Income taxes are comprised of current and deferred taxes. Current and deferred taxes are recognized in profit or loss to the extent that they do not directly relate to items recorded in equity or other comprehensive income.

Current taxes

The expected tax liabilities or tax assets arising as a result of the respective local taxable profit generated in the year under review, taking into account local tax rules for the period, are recognized as current taxes. The tax rates applicable as of the reporting date are used for measurement. The currently applicable tax rates are not expected to change in the short term. All necessary adjustments to tax liabilities or tax assets from prior periods are also considered.

The Group is not aware of any material uncertainties over tax treatments due to a different interpretation of tax regulations by the taxation authorities.

Deferred taxes

In accordance with IAS 12, temporary differences between the tax base of assets and liabilities on the one hand and their carrying amount under IFRS/IAS, on the other hand, result in the recognition of deferred taxes. Deferred tax assets on deductible temporary differences are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. The same applies to deferred tax assets on tax loss carryforwards. No deferred taxes have been recorded for temporary differences associated with investments in subsidiaries as the Group can determine the timing of the reversal of such temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

Current and deferred income taxes for 2020 were determined using varying specific tax rates. The Group applies a tax rate of 27.725% to calculate deferred taxes for domestic Group companies. This combined income tax rate comprises 15% corporation tax plus 5.5% solidarity surcharge thereon as well as 11.9% trade tax. An income tax rate of 29.84% is used to calculate deferred taxes for the US subsidiary. This comprises the federal tax rate of 21% as well as the California state tax rate of 8.84%.

Deferred tax assets and liabilities are offset if the deferred taxes refer to income taxes levied by the same taxation authority and if the current taxes are offset against each other.

Changes in deferred tax assets and liabilities are generally recognized through profit and loss, except for changes recognized in other comprehensive income or directly in equity.

m)	Share-based Payments

The fair value measured upon granting share-based payments is expensed over the vesting period, with a corresponding increase in equity on the basis of the Group’s expectation that the equity instruments will vest. The Group reviews its estimates regarding the number of equity instruments that will vest as of each reporting date. The effects of changes to the original estimates made are recorded in profit or loss, with a simultaneous adjustment of the recognized reserve.

n)	Provisions

Provisions are recognized when either a legal or constructive obligation to a third party as a result of a past event exists as of the reporting date, it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate of the amount of this obligation can be made. If the Group expects at least a partial reimbursement for a recognized provision (e.g. in the case of an insurance policy), the reimbursement is recognized as a separate asset when such reimbursement is virtually certain. The expense arising from the recognition of the provision is presented in the statement of profit or loss net of reimbursement. If the obligations fall due after more than one year and payment can be reliably estimated in terms of both amount and timing, the non-current portion of the obligation is measured at the respective present value in case the corresponding time value of money is material. The present value to be recognized is determined based on market interest rates that reflect the risk and the time period until the obligation is settled.

For long-term provisions with an interest portion the increase in the amount of a provision reflecting the time value of money is recognized as interest expense in the financial result.

Provisions are reviewed as of each reporting date and adjusted to the current best estimate.

o)	Financial Liabilities

Financial liabilities are classified upon initial recognition as financial liabilities measured at fair value through profit or loss, as loans, as liabilities, or as derivatives that are designated as hedging instruments and are effective as such. All financial liabilities are measured at fair value upon initial recognition, less any directly attributable transaction costs in the case of loans and liabilities.

The Group’s financial liabilities comprise trade and other payables as well as liabilities to banks, including overdraft credits.

The subsequent measurement of financial liabilities depends on their classification, as shown below:

Financial liabilities measured at fair value through profit or loss

Financial liabilities measured at fair value through profit or loss comprise financial liabilities held for trading as well as other financial liabilities classified upon initial recognition as measured at fair value through profit or loss.

A financial liability is classified as held for trading if it is acquired for the purpose of repurchasing it in the near term.

This category also comprises any concluded derivative financial instruments that are not designated as hedging instruments as part of hedging relationships in accordance with IFRS 9. Embedded derivatives that are separated from the host contract are also classified as held for trading, with the exception of derivatives that have been designated as hedging instruments and are determined to be effective as such.

Gains or losses on financial liabilities held for trading are recognized in profit or loss.

The classification of financial liabilities as measured at fair value through profit or loss is made upon initial recognition if the criteria pursuant to IFRS 9 are met. Mynaric does not have any financial liabilities that are classified as measured at fair value through profit or loss.

Financial liabilities measured at amortized cost (“FLAC”)

This category comprises trade payables, other liabilities, and loans taken out. Subsequent to initial recognition, interest-bearing loans are measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and otherwise through the amortization process based on the effective interest method.

Financial liabilities are derecognized when the contractual obligations are discharged, canceled, or expire. Financial liabilities are classified as non-current liabilities unless settlement of the financial liabilities is due within 12 months after the end of the reporting period, in which case they are classified as current.

p)	Leases

At contract inception, the Group assesses whether the contract is or contains a lease. This is the case if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group as lessee

The Group presents all leases on the face of its balance sheet, with the exception of short-term leases and leases for low-value assets. It recognizes liabilities for lease payments to be made and right-of-use assets for the right to use the underlying asset.

Right-of-use assets

The Group recognizes right-of-use assets as of the commencement date (i.e. the date on which the underlying leased asset is available for use). Right-of-use assets are measured at cost less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liabilities. The cost of the right-of-use assets correspond to the associated lease liabilities, plus any restoration costs, less any initial direct costs as well as the lease payments made at or before the commencement date, less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and expected useful life of the leases, as follows:

•	Real estate – three to 10 years

•	Other leases – two to three years

If ownership of the leased asset is transferred to the Group at the end of the lease term or the exercise of a purchase option is taken into account in the determination of the cost, depreciation is determined based on the expected useful life of the leased asset. In addition, right-of-use assets are tested for impairment.

Lease liabilities

On the commencement date, the Group recognizes the lease liabilities at the present value of the lease payments to be made over the lease term. The lease payments comprise fixed payments (including in-substance fixed payments), less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be payable by the lessee under residual value guarantees. Lease payments also include the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, as well as payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease. Variable lease payments that do not depend on an index or rate are expensed in the period in which the event or condition triggering such payment occurred. The Group determines the lease term based on the non-cancelable period of a lease, together with both periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option, and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. The assessment of whether a lessee is reasonably certain to exercise an option to extend or terminate a lease is subject to material judgments to be made by the management (see Note 4. Material judgments, estimates, and assumptions).

The Group uses the interest rate implicit in the lease, if known to the Group, for the calculation of the present value of the lease payments. In the case of leases for which this interest rate is unknown, the Group applies its incremental borrowing rate as of the commencement date. The incremental borrowing rate is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. After the commencement date, the amount of the lease liabilities is increased to account for the higher interest expense and reduced to reflect the lease payments made. In addition, the carrying amount of the lease liabilities is remeasured to reflect any modifications to the lease, changes in the lease term, changes in the lease payments (e.g. changes of future lease payments following a change in the index or rate used to determine these payments), or changes in the assessment of an option to purchase the underlying asset.

Short-term leases and leases for low-value assets

The Group applies the practical expedient for its short-term leases for real estate and other operating equipment (i.e. leases with a term of not more than 12 months from the commencement date and that do not include a purchase option). With respect to leases for office equipment deemed as being of low value, the Group also applies the exemption provided for leases for low-value assets. Lease payments for short-term leases and for leases for low-value assets are recognized as an expense on a straight-line basis over the lease term.

3.3.	Changes in accounting policies

a)	Newly issued financial reporting standards and interpretations

The International Accounting Standards Board (IASB) and the IFRS IC amended the following standards and interpretations that must be applied for the fiscal year 2020 from January 1, 2020 – with the exception of the practical expedients set out in IFRS 16, which must be applied from June 1, 2020:

•	Amendments to references to the Conceptual Framework in several standards and interpretations

The IASB published a revised Conceptual Framework in 2018. The revision focused mainly on conceptual elements of accounting, such as the definition of assets and liabilities. The revision did not result in any material changes. As a result of the modified Conceptual Framework, several references in standards and interpretations were adapted accordingly to the Conceptual Framework. In this context, the IASB issued a summary of the amendments to references to the Conceptual Framework in IFRS standards.

•	Amendments to IAS 1 and IAS 8: Definition of “Material”

As a result of the amendments to IAS 1 and IAS 8 published in October 2018, the principle of materiality, which must generally be complied with, was refined and deviating definitions of materiality included in individual standards were aligned to the definition of materiality in the Conceptual Framework. Pursuant to the revised definition of the term “materiality,” information is deemed material if omitting, misstating, or obscuring such information could reasonably be expected to influence decisions made by the primary users of financial statements.

•	Amendments to IFRS 9, IAS 39 and IFRS 7: IBOR reform

At the end of September 2019, the IASB published amendments as part of the Interest Rate Benchmark Reform. The objective of the amendments is to eliminate uncertainties in the application of IFRS 9, IAS 39, and IFRS 7 due to the IBOR reform when using new benchmark interest rates. The modifications mainly include certain expedients as regards hedge accounting provisions to continue to account for existing hedging relationships despite the uncertainties in terms of cash flows. Moreover, an exemption was introduced as regards the retrospective assessment in accordance with IAS 39 as well as a practical expedient with respect to separate identifiability in macro hedging.

•	Amendments to IFRS 16 (Covid-19-Related Rent Concessions) (application from June 1, 2020)

The coronavirus pandemic led to adjustments and/or renegotiations of leases around the globe to mitigate the financial impact, which was also due to the lockdowns imposed by governments. In accordance with IFRS 16, subsequent contractual adjustments, such as rent-free periods, rent reductions, or rent holidays, are generally classified as lease modifications and the occurrence of such modifications is subject to certain legal consequences. As a result of the Covid-19-related expedients regarding the application of IFRS 16, the lessee may elect not to account for Covid-19-related rent concessions as a modification if certain criteria are met. In terms of the application of the practical expedient, rent remissions/reductions and rent holidays must be accounted for differently in the financial statements, with consistent application being stipulated for similarly structured contracts.

The Group has adopted all financial reporting rules that must be applied from January 1, 2020 and June 1, 2020, respectively. The application did not have a significant impact on the consolidated financial statements.

b)	Newly issued financial reporting rules that have not yet been applied

The IASB has issued standards, interpretations, and amendments to existing standards whose application is not yet required or which must be applied only in subsequent reporting periods, respectively, and which have not been applied early by Mynaric AG.

Date of application
Amendments to IFRS 4	Jan. 1, 2021
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: IBOR Reform Phase 2	Jan. 1, 2021
Amendments to IFRS 3	Jan. 1, 2022
Amendments to IAS 16	Jan. 1, 2022
Amendments to IAS 37	Jan. 1, 2022
Annual Improvements 2018-2020	Jan. 1, 2022
Insurance Contracts IFRS 17	Jan. 1, 2023
Amendments to IAS 1	Jan. 1, 2023
Definition of Accounting Estimates (Amendments to IAS 8)	Jan. 1, 2023

The Company is currently analyzing the effects of the new or revised financial reporting standards listed above but does not expect any material effects resulting from application of the revised standards to the Group.

4.	Material judgments, estimates and assumptions

The preparation of the consolidated financial statements requires the Management Board to make judgments and estimates that affect the application of accounting policies and the amounts reported for assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are continuously reviewed. Revisions of estimates are accounted for on a prospective basis.

a)	Management Judgments

Information on management judgments made in the application of accounting policies that most significantly affect the amounts recognized in the financial statements are set out in the following disclosures:

Leases

The Group determines the lease term based on the non-cancelable period, together with both periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option, and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. Mynaric has entered into several leases that include extension or termination options, and makes judgments when assessing whether it is reasonably certain that the option to extend or terminate the lease will or will not be exercised. All relevant factors representing an economic incentive to exercise the extension or termination option are taken into consideration. After the commencement date, Mynaric reassesses the lease term if a significant event or a change of circumstances occurs. The extension option was not taken into account in the term of rental contracts for buildings. This assumption is based on current expectations of management, as extensions are currently not planned.

The time periods that result from a termination option are included in the lease term only if it is reasonably certain that the option will not be exercised.

Please refer to Note 19. Right-of-use Assets for details on the potential future lease payments for periods after the exercise date of the extension and termination options that are not taken into consideration in the lease term.

Useful life of self-generated intangible assets

Management uses for the purposes of initial recognition and subsequent valuation of self-generated intangible assets a useful life of 15 years. The useful life is estimated based on the expected product life, which is determined based on the company’s own technical assessment and market studies. If the useful life used would be different from 15 years, it may result in changes to the expected discounted cash flows, which in turn may result in impairment losses required to be recorded for these assets.

b)	Estimates and Assumptions

Information about assumptions and estimation uncertainty as of December 31, 2020 that might result in a significant risk that a material adjustment to the carrying amounts of the reported assets and liabilities is required, is set out in the following disclosures:

Estimates and management judgments due to the COVID-19 pandemic

As a result of the inability to fully predict the global impact of the COVID-19 pandemic, the estimates and judgments in connection with recognized assets and liabilities are particularly subject to an increased uncertainty.

For the purpose of updating estimates and judgments, available information about the expected economic development as well as country-specific government measures are considered.

Impairment of intangible assets and other non-financial assets

The measurement of intangible assets is based on long-term corporate planning using market- and company-specific discount rates as well as expected growth rates and exchange rates (please refer to the Note 17. for more information). The assumptions made for planning may be subject to changes, which in turn may result in impairment losses required to be recorded for these assets.

Recognition of deferred tax assets

The calculation of deferred taxes is based on the tax rates of the individual countries applicable as of the date when the assets are realized or the liability is settled (using tax rates enacted or announced as of the reporting date) as well as on the assessment of the future taxable income of the Group companies. Any potential change in taxable income that differs from estimates may result in deferred tax assets not being recoverable.

Determining the amount of deferred tax assets is subject to estimation uncertainties as regards the availability of future taxable profit against which deductible temporary differences and the tax loss carryforwards may be utilized, which may also result from or be related to future tax planning strategies.

Uncertain tax positions

In cases for which it is probable that amounts declared as expenses in the tax returns might not be recognized (uncertain tax positions), a liability for income taxes is recognized. The amount is based on management´s best estimate of the expected tax payment (expected value or most likely amount). Tax refund claims from uncertain tax positions are recognized when it is probable that they can be realized. In the case of tax loss, no liability for taxes or tax claim is recognized for these uncertain tax positions. Instead, the deferred tax assets for the unused tax loss carryforwards or tax credits are to be adjusted.

Inventories

Write-downs of inventories are measured based on the inventory days on hand and on the estimated net disposal proceeds (expected proceeds less estimated costs incurred until completion and the estimated selling expenses necessary to make the sale). Future utilizations, actual proceeds, and costs still to be incurred may deviate from anticipated amounts.

Share-based payment

The determination of the fair value of share-based payments considers the estimated volatility. Please refer to Note 9. a) Share-based payments for more information.

Litigation risks and governmental proceedings

Within the course of its ordinary activities, the Group may at times be involved in legal disputes or faced with government investigations.

Legal proceedings and government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises material judgment in determining whether there is a present obligation as a result of a past event as of the reporting date, whether a future outflow of resources is likely, and whether the amount of the obligation can be reliably estimated. Mynaric periodically reviews the status of these proceedings with both inside and outside counsel. Therefore, it is possible that the amount of the provisions for pending or imminent proceedings must be adjusted due to new future developments. Changes in estimates and assumptions may significantly impact the Group’s financial performance in the future. It is also possible that in some cases the recognized provisions may turn out to be insufficient after the end of the proceedings or the Group may be obliged to make payments in legal proceedings for which no provisions were recognized.

Based on the assessment of the Management Board as well as legal counsel, there are no claims beyond the litigation risks reported in the provisions that may be significant with regard to the Group’s business and its financial position and performance.

5.	Segment reporting and information on geographical areas

In accordance with IFRS 8 (Operating Segments), the segments are created based on the management approach. Accordingly, segments must be classified and disclosures for these segments must be made based on the criteria used internally by the chief operating decision maker (CODM) for the allocation of resources and the evaluation of performance by the components of the entity. At Mynaric AG, the CODMs are the members of the Management Board who allocate resources and evaluate performance based on the Management Board reports submitted to them. The segment reporting below was prepared in accordance with this definition. The key indicators are revenue and EBIT.

The Air segment includes the Company’s HAWK terminals. The Space segment includes the Company’s CONDOR terminals.

	Fiscal year 2020
in € thousand	Air	Space	Not allocated	Group
Revenue	589	90	0	679
Other operating income	74	220	0	294
Cost of materials[2]	(2,290)	(3,931)	0	(6,221)
Personnel costs[2]	(4,923)	(11,911)	0	(16,834)
Depreciation, amortization and impairment of other intangible assets and property, plant, and equipment[2]	(666)	(1,177)	0	(1,843)
Other operating costs[2]	(1,320)	(3,581)	(443)[1]	(5,344)
Change in inventories of finished goods and work in progress	11	626	0	637
Own work capitalized[2]	2,102	7,273	0	9,375
Operating profit/loss (EBIT)	(6,423)	(12,391)	(443)	(19,257)
Interest and similar income				18
Net foreign exchange gain / (loss)				(531)
Net Finance costs				(513)
Profit/loss before taxes (EBT)				(19,770)
Consolidated net profit/loss for the year				(19,770)

	Fiscal year 2019
in € thousand	Air	Space	Not allocated	Group
Revenue	0	114	0	114
Other operating income	105	147	0	252
Cost of materials[2]	(926)	(1,864)	0	(2,790)
Personnel costs[2]	(3,781)	(4,585)	(1,041)[3]	(9,407)
Depreciation, amortization and impairment of other intangible assets and property, plant, and equipment[2]	(501)	(616)	0	(1,117)
Other operating costs[2]	(1,078)	(1,556)	(179)[1]	(2,813)
Change in inventories of finished goods and work in progress	230	42	0	272
Own work capitalized[2]	2,184	3,227	0	5,411
Operating profit/loss (EBIT)	(3,767)	(5,091)	(1.220)	(10,078)
Interest and similar income				73
Net foreign exchange gain / (loss)				109
Net Finance costs				182
Profit/loss before taxes (EBT)				(9,896)
Consolidated net profit/loss for the year				(9,896)

[1]	Including costs for preparation of the financial statements and for audit of the financial statements as well as Supervisory Board remuneration.
[2]

Own work capitalized is comprised of capitalized costs relating to the construction of property, plant and equipment or the development of intangible assets, which are offset by capitalized costs included

	For the year ended December 31,
	2020			2019
	(in € thousand)			(in € thousand)
	Air	Space	Group	Air	Space	Group
Cost of materials	(1,263)	(2,810)	(4,073)	(570)	(1,519)	(2,089)
Personnel costs	(621)	(3,300)	(3,921)	(1,239)	(1,312)	(2,551)
Depreciation, amortization and impairment of other intangible assets and property, plant and equipment	(126)	(676)	(802)	(240)	(254)	(494)
Other operating costs	(92)	(487)	(579)	(135)	(142)	(277)

[3]

Including expenses from a private stock option transaction between a shareholder of Mynaric AG and Mr. Altan, the Chief Executive Officer and a member of the management board of Mynaric AG, which are recognized in accordance with IFRS 2.

An amount of €467 thousand (previous year: €114 thousand), corresponding to a share of 69% (previous year: 100%) of total revenue, was attributable to one customer of the Mynaric Group.

With respect to the information on geographical regions, revenue is allocated to the countries based on the country of destination of the respective asset; non-current assets are allocated to the location of the respective asset.

Revenue can be broken down by country as follows:

Segment Air

€ thousand	2020	2019
Canada	122	0
USA	467	0
Total	589	0

Segment Space

€ thousand	2020	2019
United Kingdom	0	114
Belgium	90	0
Total	90	114

Non-current assets can be broken down by country as follows:

€ thousand	Dec. 31, 2020	Dec. 31, 2019
Germany
Intangible assets	17,884	8,780
Property, plant, and equipment	9,849	3,840
Right-of-use assets	6,886	6,810
Germany, total	34,619	19,430
USA
Property, plant and equipment	226	0
Right-of-use assets	1,056	0
USA, total	1,282	0
Total	35,901	19,430

6.	Revenue

Revenues from contracts with customers refer to the delivery of goods or the provision of services. They are recognized both at a point in time and also, partially, over time. The deliveries comprise the sales of HAWK and CONDOR terminals. Services mainly consist of the provision of development and training services relating to the laser terminals manufactured by Mynaric.

Revenue is broken down as follows:

€ thousand	2020	2019
Deliveries	559	114
Services	120	0
Total	679	114

7.	Other operating income

The following table shows the breakdown of the other operating income:

in € thousand	2020	2019
Income from government grants	294	140
Late payment penalties claimed	0	76
Miscellaneous operating income	0	36
Total	294	252

8.	Cost of materials

The following table shows the breakdown of the cost of materials:

in € thousand	2020	2019
Raw materials and consumables used	4,715	1,208
Costs for services purchased	1,506	1,582
Total	6,221	2,790

9.	Personnel costs

The following table shows the breakdown of the personnel costs:

in € thousand	2020	2019
Wages and salaries	14,710	8,306
Social security contributions, pensions, and other employee benefits	2,124	1,101
Total	16,834	9,407

Under defined contribution pension plans, Mynaric paid contributions to governmental pension schemes in the amount of €872 thousand (previous year: €450 thousand). Personnel costs in the amount of €1,125 thousand (previous year: €1,146 thousand) were recorded in connection with share-based payments.

a)	Share-based payments

2017 Stock Option Plan

In fiscal year 2018, Mynaric AG granted stock options (hereinafter “options”) to selected employees under the 2017 Stock Option Plan. A stock option entitles the holder to the right to purchase Company shares at the relevant exercise price. The vesting period for the exercise of the options is four years, starting on the grant date of such options. The options may be exercised within a period of two years after the expiration of the vesting period provided that the performance targets have been achieved. The performance targets are linked to the absolute price performance of the Company shares during the vesting period. One third of the granted stock options can be exercised when the volume-weighted six-month average price of the Company shares in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange exceeds the exercise price by 20% or more upon the expiry of the vesting period; another third can be exercised when the share price exceeds the exercise price by 30% or more, and another third when the share price exceeds the exercise price by 50% or more.

2019 Stock Option Plan

In fiscal year 2019, Mynaric granted stock options to selected employees under the 2019 Stock Option Plan. A stock option entitles the holder to the right to purchase Company shares at the relevant exercise price. The vesting period for the exercise of the options is four years, starting on the grant date of such options. The options may be exercised within a period of three years after the expiration of the vesting period provided that the performance target has been achieved. The performance target is linked to the absolute price performance of the Company shares during the vesting period. The stock options can be exercised only if the volume-weighted six-month average price of the Company shares in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange exceeds the exercise price by 20% or more upon the expiry of the lock-up period. Under the 2019 Stock Option Plan (Tranche 2019 I), in addition to options granted to new beneficiaries, options were also granted in replacement for waiving any claims from the options granted in 2018 from the 2017 Stock Option Plan. The incremental fair value of the options granted in replacement for waiving any claims from the 2017 option plan amounts to EUR 5.93 per option and was determined using a Monte Carlo simulation.

2020 Stock Option Plan

In fiscal year 2020, Mynaric granted stock options to selected employees under the 2020 Stock Option Plan. A stock option entitles the holder to the right to purchase Company shares at the relevant exercise price. The vesting period for the exercise of the options is four years, starting on the grant date of such options. The options may be exercised within a period of three years after the expiration of the vesting period provided that the performance target has been achieved. The performance target is linked to the absolute price performance of the Company shares during the lock-up period. The stock options can be exercised only if the volume-weighted six-month average price of the Company shares in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange exceeds the exercise price by 20% or more upon the expiry of the lock-up period.

Granting of stock options to Mr. Altan

In fiscal year 2019, a shareholder of Mynaric AG granted Mr. Altan, the Chief Executive Officer and a member of the management board of Mynaric AG, the right to acquire 56,700 shares of the Company from such shareholder at a price of €25.00 per share. The exercise of Mr. Altan’s option right was subject to a number of conditions, including Mr. Altan’s continued employment until December 31, 2019 with Mynaric AG and the successful exercise of option rights pursuant to separate option agreement under which the granting shareholder was an optionholder. All conditions under the option agreement with Mr. Altan were fulfilled in December 2020. Please refer to Note 33. a) Related party transactions for more information.

The stock option grants under the 2017, 2019, 2020 Stock Option Plans, and the stock options granted to Mr. Altan by selected shareholders are classified and measured as equity-settled share-based payments in accordance with IFRS 2. Accordingly, the fair value is determined only once on the grant date. The determined expense must then be amortized over the vesting period.

The following table provides an overview of the outstanding, granted, forfeited, exercised, and expired options. The stock options granted in replacement for waiving claims from the stock options under the 2017 Stock Option Plan were accounted for in accordance with the IFRS 2 rules applicable for replacement plans.

The options changed as follows in fiscal year 2020:

	Tranche 2018	Tranche 2019 I	Tranche 2019 II	Tranche 2019 III	Tranche 2019 IV	Tranche 2019 V	Tranche 2019 VI	Tranche 2020 I	Tranche Mr. Altan
Options outstanding at the beginning of the 2020 reporting period (Jan. 1, 2020)	2,200	107,400	20,000	—	—	—	—	—	56,700
Options granted during the 2020 reporting period	—	—	—	19,850	53,000	26,600	13,500	14,000	—
Options forfeited during the 2020 reporting period	2,200	300	—	5,300	—	—	—	—	—
Options exercised during the 2020 reporting period	—	—	—	—	—	—	—	—	—
Options expired during the 2020 reporting period	—	—	—	—	—	—	—	—	—
Options outstanding at the end of the 2020 reporting period (Dec. 31, 2020)	—	107,100	20,000	14,550	53,000	26,600	13,500	14,000	56,700
Options exercisable at the end of the 2020 reporting period (Dec. 31, 2020)	—	—	—	—	—	—	—	—	56,700

The options changed as follows in the previous year:

	Tranche 2018	Tranche 2019 I	Tranche 2019 II	Tranche Mr. Altan
Options outstanding at the beginning of the 2019 reporting period (Jan. 1, 2019)	20,000	—	—	—
Options granted during the 2019 reporting period	—	109,800	20,000	56,700
Options forfeited during the 2019 reporting period	17,800	2,400	—	—
Options exercised during the 2019 reporting period	—	—	—	—
Options expired during the 2019 reporting period	—	—	—	—
Options outstanding at the end of the 2019 reporting period (Dec. 31, 2019)	2,200	107,400	20,000	56,700
Options exercisable at the end of the 2019 reporting period (Dec. 31, 2019)	—	—	—	—

No options were exercised in fiscal year 2020. The table below shows the contractual terms of the respective tranches outstanding as of December 31, 2020.

Measurement model and inputs

The measurement of the existing stock option plans was based on the Monte Carlo Simulation model or the Binomial model, considering the terms and conditions for the options. The table below shows the inputs used for the model as of December 31, 2020.

	Tranche 2018	Tranche 2019 I	Tranche 2019 II	Tranche 2019 III	Tranche 2019 IV	Tranche 2019 V	Tranche 2019 VI	Tranche 2020 I	Tranche Mr. Altan
Exercise price (in €)	59.15	42.46	41.03	46.50	47.25	61.27	66.49	61.27	25.00
Term in years	6	7	7	7	7	7	7	7	1.74
Remaining term in years	3.40	5.75	6.00	6.25	6.50	6.75	7.00	6.75	0.35
Share price as of the valuation date (in €)	52.20	38.00	38.50	35.20	51.00	75.46	73.20	75.46	43.39
Expected dividend yield (in %)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Expected volatility (in %)	46.41	45.91	45.66	48.32	48.45	36.39	36.63	36.39	51.31
Risk-free interest rate (in %)	0.04	(0.74)	(0.39)	(0.62)	(0.60)	(0.65)	(0.69)	(0.65)	(0.82)
Option value (in €)	15.71	11.53	12.42	9.43	19.55	26.14	23.25	26.14	20.40

The following parameters were used in connection with measurement in the previous year (December 31, 2019):

	Tranche 2018	Tranche 2019 I	Tranche 2019 II	Tranche Mr. Altan
Exercise price (in €)	59.15	42.46	41.03	25.00
Term in years	6	7	7	1.74
Remaining term in years	4.40	6.75	7.00	1.35
Share price as of the valuation date (in €)	52.20	38.00	38.50	43.39
Expected dividend yield (in %)	0.00	0.00	0.00	0.00
Expected volatility (in %)	46.41	45.91	45.66	51.31
Risk-free interest rate (in %)	0.04	(0.74)	(0.39)	(0.82)
Option value (in €)	15.71	11.53	12.42	20.40

The term of the options as well as the possibility of early exercise were taken into account in the option model. Early exercise is assumed when the share price exceeds the exercise price by a factor of 1.2. The implied rate of return of German government bonds with matching maturities was used for determining the risk-free interest rate. Expected volatility has been based on an evaluation of the historical volatility for matching maturities of Mynaric peer group. The expected volatility considered is based on the assumption that it is possible to derive future trends from historic volatility, and thus the actual volatility may deviate from the assumptions made.

The total expense for share-based payments recognized in the reporting period is €1,125 thousand (previous year: €1,146 thousand). The share-based payments recognized in the capital reserve amount to €2,303 thousand as of December 31, 2020 (previous year: €1,178 thousand).

10.	Amortization, Depreciation and Impairment

Amortization and depreciation in fiscal year 2020 were as follows:

in € thousand	2020	2019
Amortization of intangible assets	215	40
Depreciation and impairment of property, plant, and equipment	823	587
Depreciation of right-of-use assets	805	490
Total	1,843	1,117

11.	Other Operating Costs

Other operating costs can be broken down as follows:

in € thousand	2020	2019
Legal and consulting fees	2,110	736
Office and IT costs	790	380
Selling and travel costs	451	587
Rent and maintenance	382	370
Other office supplies	382	221
Costs for preparation and audit of financial statements, and accounting costs	329	127
Other personnel costs	268	180
Litigation	225	0
Remuneration of Supervisory Board members	130	63
Insurance	97	55
Bank transaction costs	72	9
Other costs	58	85
Loss on disposal of non-current assets	50	0
Total	5,344	2,813

Other office supplies refer mainly to purchased services as well as costs for tools and devices. Other personnel costs mainly include recruiting costs.

12.	Changes in Inventories of Finished Goods and Work in Progress

The increase in inventories of finished goods and work in progress primarily results from the Space terminals, and Air terminals currently in the production phase. Changes in inventories are as follows:

in € thousand	2020	2019
Increase in inventories of work in progress	757	272
Write-downs	(120)	0
Total changes in inventories	637	272

The write-downs presented refer to HAWK terminals that were written down to their recoverable amount.

13.	Own Work Capitalized

Own work capitalized consists of costs that are used to construct property, plant and equipment or develop intangible assets. This line item is a contra account to other profit and loss statement captions presented below. For a determination of the net basis of those costs the amounts in the table below needs to be deducted from the respective line items.

in € thousand	2020	2019
Cost of materials	4,073	2,089
Personnel costs	3,921	2,551
Depreciation, amortisation and impairment of other intangible assets and property, plant and equipment	802	494
Other operating costs	579	277
Total	9,375	5,411

The following table shows the breakdown of own work capitalized:

in € thousand	2020	2019
Development costs	8,248	5,324
Property, plant and equipment	1,127	87
Total	9,375	5,411

14.	Net Finance Costs

The financial result is calculated as follows:

in € thousand	2020	2019
FINANCIAL INCOME
Other interest income from loans and receivables	18	73
Total	18	73
FINANCIAL EXPENSES
Interest and similar expenses from liabilities measured at amortized cost	(918)	0
Interest on leases	(137)	(92)
Borrowing costs capitalized in accordance with IAS 23	1,055	92
Total	0	0
Net result from foreign currency translation	(531)	109
Net finance costs	(513)	182

Borrowing costs capitalized as the cost in accordance with IAS 23 are as follows:

€ thousand	2020	2019
Total finance expenses	1,055	92
thereof capitalized as the cost of
development projects	1,010	91
construction in progress	45	1
Capitalization rate p.a.	10.69%	2.00%

15.	Income Taxes

in € thousand	Jan. 1 - Dec. 31, 2020	Jan. 1 - Dec. 31, 2019
Loss before taxes	(19,770)	(8,855)
Expected taxes applying the domestic tax rate of 27.725% (previous year: 27.725%)	(5,481)	(2,455)
Tax effect of foreign tax rates	(35)	(20)
Tax effect of expenses that are not deductible for tax purposes / tax adjustments	98	46
Tax effect from losses incurred in the current year and deductible temporary differences for which no deferred taxes were recognized	5,537	2,427
Other	(120)	3
Tax expense for the fiscal year	0	0

Due to the previous start-up losses, deferred tax assets were recognized and interest expenses were eligible for being carried forward only to the extent of taxable temporary negative differences (net). Accordingly, no deferred taxes were recognized for corporation tax loss carryforwards in the amount of €45,740 thousand (previous year: €25,768 thousand) and for trade tax loss carryforwards in the amount of €45,261 thousand (previous year: €25,618 thousand). The same applies to international loss carryforwards in the amount of €2,469 thousand (previous year: €2,572 thousand). Deductible temporary differences were not recognized in the amount of €1,940 thousand (previous year: €104 thousand). The utilization of the tax loss carryforwards and deductible temporary differences is ensured to the extent that sufficient taxable temporary differences will be available– even taking minimum taxation into account as tax limitations with respect to loss deductions.

As of Dec. 31, 2020 domestic loss carryforwards totaled €63,332 thousand for corporation tax and €62,853 thousand for trade tax (previous year: €34,279 thousand and €34,129 thousand, respectively). These loss carryforwards do not expire. International loss carryforwards in the amount of €2,469 thousand (previous year: €2,705 thousand) will partly expire after a twenty year period if not used.

In the fiscal year, the changes in deferred taxes recognized outside profit or loss amounted to €0 thousand (previous year: €0 thousand).

Balance of deferred tax assets and liabilities:

	Dec. 31, 2020		Dec. 31, 2019		Jan. 1 - Dec. 31, 2020	Jan. 1 - Dec. 31, 2019
in € thousand	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities	Changes recognized in profit or loss
Intangible assets	2	4,934	7	2,411	(2,528)	(1,498)
Leases	0	6		13	7	(13)
Property, plant, and equipment	42	0	1	0	41	1
Inventories	8	0	52	0	(44)	18
Provisions	22	17	14	10	1	14
Other financial and non-financial liabilities	6	0	0	40	46	(15)
Tax loss carryforwards and tax credits	4,877	0	2,400	0	2,477	1,494
Offsetting	(4,957)	(4,957)	(2,474)	(2,474)	0	0
Total	0	0	0	0	0	0

16.	Earnings per Share

Basic earnings per share is calculated by dividing earnings after taxes attributable to the shares by the number of participating shares. Earnings per share can be diluted through potential shares, primarily option and subscription rights. As of the reporting date, no additional shares (previous year: 0 shares) had to be considered in calculating diluted earnings per share.

Earnings per share were as follows:

in € thousand	2020	2019
Share capital	3,349	2,904
Consolidated net profit/loss for the year	(19,770)	(9,896)
Basic number of shares	3,349,403	2,831,427
Diluted number of shares	3,349,403	2,831,427
Basic earnings per share in €	(5.90)	(3.50)
Diluted earnings per share in €	(5.90)	(3.50)

At December 31, 2020, 104,830 options (previous year: 0 options) were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been anti-dilutive.

The average market value of the Company’s shares for the purpose of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding.

17.	Intangible Assets

Cost

in € thousand	Development costs	Software and licenses	Total
Balance as of Jan. 1, 2019	3,279	276	3,555
Additions	5,416	10	5,426
Balance as of Dec. 31, 2019/Jan. 1, 2020	8,695	286	8,981
Additions	9,258	61	9,319
Balance as of Dec. 31, 2020	17,953	347	18,300

Amortization and impairment

in € thousand	Development costs	Software and licenses	Total
Balance as of Jan. 1, 2019	0	161	161
Amortization for the year	0	40	40
Balance as of Dec. 31, 2019/Jan. 1, 2020	0	201	201
Amortization for the year	158	57	215
Balance as of Dec. 31, 2020	158	258	416

Carrying amount

in € thousand	Development costs	Software and licenses	Total
Carrying amount as of Dec. 31, 2019	8,695	85	8,780
Carrying amount as of Dec. 31, 2020	17,795	89	17,884

The development projects presented refer to capitalized costs for the development of the basic SPACE and AIR technologies, which represent the technological foundation for the HAWK and CONDOR products.

In fiscal year 2020, finance expenses in the amount of €1,010 thousand (previous year: €91 thousand) were capitalized as the cost of the development projects in accordance with IAS 23.

The development activities for the basic technology AIR were completed in June 2020. The amortization of the associated capitalized development costs for Air technology started on July 1, 2020 applying the useful life of 15 years.

The capitalized development projects not yet available for use were subjected to an impairment test, as in the previous year. The recoverable amount of the cash-generating unit is determined based on the calculation of a value in use, applying cash flow projections.

This planning, which covers the period until 2035, is based on the expectations as regards future market shares, the general development of the relevant markets, and the profitability of the products. The assumptions used for planning are verified with reference to both historical development and external sources of information.

The discount rate used corresponds to the weighted average cost of capital (WACC). WACC is determined based on the capital asset pricing model (CAPM), considering current market expectations. To determine risk-adjusted interest rates for impairment test purposes, specific peer group information regarding beta factors, capital structure data, and the borrowing rate are used.

The risk-adjusted after-tax interest rates used to discount the cash flows for the cash generating unit Space and the cash-generating unit Air are as follows:

	2020	2019
Cash-generating unit	Space	Air	Space
After-tax discount rates	17.25%	20.33%	20.33%

In fiscal year 2020, development costs in the amount of €6,203 thousand (previous year: €2,072 thousand) were recognized as an expense since the criteria set out in IAS 38.57 were not met. Of the total amount of €14,449 thousand (previous year: €7,397 thousand), development costs of €8,248 thousand (previous year: €5,325 thousand) were capitalized.

18.	Property, Plant, and Equipment

Cost

in € thousand	Land and buildings	Machinery	Other plant, furniture, fixtures, and office equipment	Construction in progress	Total
Balance as of Jan. 1, 2019	27	1,052	450	1,346	2,875
Additions	90	434	461	991	1,976
Reclassifications	1,063	614	0	(1,677)	0
Disposals	0	(1)	(46)	(188)	(235)
Balance as of Dec. 31, 2019/Jan. 1, 2020	1,180	2,099	865	472	4,616
Exchange rate differences	(5)	0	(12)	0	(17)
Additions	81	1,790	1,977	3,277	7,125
Reclassifications	0	542	490	(1,032)	0
Disposals	0	(128)	(169)	0	(297)
Balance as of Dec. 31, 2020	1,256	4,303	3,151	2,717	11,427

Depreciation and impairment

in € thousand	Land and buildings	Machinery	Other plant, furniture, fixtures, and office equipment	Construction in progress	Total
Balance as of Jan. 1, 2019	10	302	111	0	423
Depreciation for the year	76	156	167	0	399
Impairment losses	0	0	0	188	188
Disposals	0	0	(46)	(188)	(234)
Balance as of Dec. 31, 2019/ Jan. 1, 2020	86	458	232	0	776
Exchange rate differences	0	0	0	0	0
Depreciation for the year	120	288	415	0	823
Disposals	0	(116)	(131)	0	(247)
Balance as of Dec. 31, 2020	206	630	516	0	1,352

Carrying amount

in € thousand	Land and buildings	Machinery	Other plant, furniture, fixtures, and office equipment	Construction in progress	Total
Carrying amount as of Dec. 31, 2019	1,094	1,641	633	472	3,840
Carrying amount as of Dec. 31, 2020	1,050	3,673	2,635	2,717	10,075

Investments in property, plant, and equipment made in fiscal year 2020 in the amount of €7,125 thousand (previous year: €1,976 thousand) referred primarily to the expansion of production capacities at the plants in Gilching and Oberpfaffenhofen in Germany. Among other things, this involved significant installations in a rented production hall and the setup of an additional production line. Investments were also made in laboratory and test equipment. A substantial amount was also invested for expansion of the Mynaric USA site in Los Angeles, USA. The newly rented office has been used since November 2020.

In fiscal year 2020, finance expenses in the amount of €45 thousand (previous year: €1 thousand) were recorded as the cost of property, plant, and equipment in accordance with IAS 23.

19.	Right-of-use Assets

Cost

in € thousand	Real estate leases	Other leases	Total
Balance as of Jan. 1, 2019	11	0	11
Additions	7,278	11	7,289
Balance as of Dec. 31, 2019/Jan. 1, 2020	7,289	11	7,300
Exchange rate differences	(77)	0	(77)
Additions	2,004	8	2,012
Balance as of Dec. 31, 2020	9,216	19	9,235

Depreciation and impairment

in € thousand	Real estate leases	Other leases	Total
Balance as of Jan. 1, 2019	0	0	0
Depreciation and impairment for the year	488	2	490
Balance as of Dec. 31, 2019/Jan. 1, 2020	488	2	490
Exchange rate differences	(2)	0	(2)
Depreciation and impairment for the year	801	4	805
Balance as of Dec. 31, 2020	1,287	6	1,293

Carrying amount

in € thousand	Real estate leases	Other leases	Total
Carrying amount as of Dec. 31, 2019	6,801	9	6,810
Carrying amount as of Dec. 31, 2020	7,929	13	7,942

The Group has entered into leases for properties as well as operating and office equipment that it uses for its operations. Rental contracts for properties have a term of between five and 10 years. The term for operating and office equipment ranges from three to five years. The obligations of the Group from its lease agreements are collateralized through the lessor’s ownership of the leased assets. Several lease agreements contain extension and termination options that are described in more detail below.

The Group has also entered into lease agreements for properties and operating and office equipment with a term of not more than 12 months, as well as leases for low-value office equipment. For these leases, the Group applies the practical expedients applicable to short-term leases and leases for leases for low-value assets.

The additions presented in the fiscal year in the amount of €2,004 thousand (previous year: €7,278 thousand) relating to property leases concern the newly rented production hall at the site in Oberpfaffenhofen, Germany, as well as the newly occupied office at the site in Los Angeles in the USA.

The following amounts were recognized in profit or loss:

in € thousand	2020	2019
Interest expenses for lease liabilities	137	92
Expenses for current lease liabilities	0	115
Expenses for leases of low-value assets	5	18

The Group’s cash outflows for leases amounted to €816 thousand in 2020 (previous year: €664 thousand). In addition, the Group reported non-cash additions to right-of-use assets in the amount of €2,012 thousand in 2020 (previous year: €7,288 thousand) and to lease liabilities in the amount of €1,947 thousand (previous year: €7,190 thousand).

The Group has entered into several leases that include extension or termination options. These options are negotiated by the management in order to manage the portfolio of leased assets flexibly and in line with the Group’s respective operating requirements. The assessment of whether a lessee is reasonably certain to exercise an option to extend or terminate a lease is subject to material judgments by the management (see Note 4. Material judgments, estimates, and assumptions).

Several property leases include extension options. Wherever possible, the Group seeks to include extension options when entering into new leases in order to ensure operational flexibility. The extension options can be exercised only by the Group, not by the lessor. The Group assesses on the commencement date whether an exercise of the extension option is reasonably certain. If a significant event or a significant change in circumstances outside of the Group’s control occurs, the Group reassesses whether the exercise of the extension option is reasonably certain.

Potential future lease payments from the exercise of extension options did not exist as of the reporting date.

20.	Inventories

The break-down of inventories is presented in the table below:

in € thousand	Dec. 31, 2020	Dec. 31, 2019
Raw materials and supplies	4,061	733
Work in progress	1,169	533
Total	5,230	1,266

In 2020, inventories of €2,352 thousand (previous year: €428 thousand) were recognized as an expense during the year.

During the year ended December 31, 2020 Mynaric recorded write-downs of €120 thousand (previous year: €0 thousand) for work in progress. The write-downs referred to the inventories of HAWK terminals that were written down to their recoverable amount.

21.	Trade Receivables

As of the reporting date, all trade receivables are denominated in US dollars. The maximum default risk for receivables is their carrying amount. All receivables result from contracts with customers.

in € thousand	Dec. 31, 2020	Dec. 31, 2019
Trade receivables	550	0
Total	550	0

As of December 31, 2020, the trade receivables can be broken down by maturity according to the following time bands:

in € thousand	not due	up to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	more than 180 days
Trade receivables	522	28	0	0	0	0

22.	Other Financial and Non-Financial Assets

Non-current and current financial and non-financial assets comprise the following:

	Dec. 31, 2020		Dec. 31, 2019
in € thousand	Current	Non-current	Current	Non-current
NON-FINANCIAL ASSETS
Tax receivables	543	0	163	0
Prepaid expenses	401	0	212	0
Advance payments	194	0	377	0
Other	124	0	14	0
Total	1,262	0	766	0
FINANCIAL ASSETS
Security deposits	0	359	80	196
Deferred interest	0	0	65	0
Bank balances with remaining terms to maturity	0	0	771	0
Other	76	0	76	0
Total	76	359	992	196
Total	1,338	359	1,758	196

The maximum default risk for financial assets is their carrying amount.

The financial bank balances allocated to other financial assets are subject to only insignificant value fluctuations.

23.	Cash and Cash Equivalents

As of the reporting date, the balance of cash funds amounted to €43,198 thousand (previous year: €8,914 thousand) and comprises primarily cash on hand and balances held with banks. Bank balances are subject to only insignificant fluctuations in value. As of December 31, 2019, the deposits with a maturity of less than 3 months were included in Cash and Cash Equivalents. Cash funds correspond to cash and cash equivalents as reported in the statement of cash flows.

24.	Subscribed Capital

a)	Issued share capital

As of January 1, 2020, the Company’s share capital amounted to €2,904,304, divided into 2,904,304 bearer shares with a nominal value of €1.00 per share.

During the year ended December 31, 2020, share capital was increased to €3,994,734.00 through the issuance of a total of 1,090,430 bearer shares with a nominal value of €1.00 per share. This was due to the following transactions:

•

On February 4, 2020, the Management Board and the Supervisory Board adopted a resolution to increase the Company’s share capital, subject to partial utilization of the 2019 Authorized Capital, by €290,430.00 against cash contributions through the issue of 290,430 new no-par value bearer shares with a pro rata amount in the share capital of €1.00 per share at a price of € 42,50 per share

•

On October 8, 2020, the Management Board and the Supervisory Board adopted a resolution to increase the Company’s share capital, subject to partial utilization of the 2020/I Authorized Capital, by €800,000.00 against cash contributions through the issue of 800,000 new no-par value bearer shares with a pro rata amount in the share capital of €1.00 per share at a price of € 66,00 per share.

b)	Conditional capital

On June 12, 2020, the Annual General Meeting resolved to create 2020/I Conditional Capital and an additional 2020/II Conditional Capital, and to reduce the 2017/I Conditional Capital.

2017/I Conditional Capital

After reduction, the 2017/I Conditional Capital dated September 8, 2017 amounts to €1,500.00 and is now used to grant stock option rights to employees of the Company or its affiliates.

2019 Conditional Capital

Based on an authorization of the Annual General Meeting on July 2, 2019, 2019 Conditional Capital was created in the amount of €270,000.00. The Management Board is authorized, subject to the consent of the Supervisory Board, to grant stock option rights for shares to members of the Management Board and to employees of the Company or its affiliates on one or more occasions until December 31, 2022.

2020/I Conditional Capital

Based on an authorization of the Annual General Meeting on June 12, 2020, 2020/I Conditional Capital was created in the amount of €34,473.00. The Management Board is authorized, subject to the consent of the Supervisory Board, to grant stock option rights for shares to members of the Management Board and to employees of the Company or its affiliates on one or more occasions until December 31, 2025.

2020/II Conditional Capital

Based on an authorization of the Annual General Meeting on June 12, 2020, 2020/II Conditional Capital was created, which led to a contingent increase in the Company’s share capital by up to €1,277,893.00 through the issue of up to 1,277,893 new no-par value bearer shares.

The Management Board is authorized, subject to the consent of the Supervisory Board, to issue on one or more occasions until July 2, 2025 convertible bonds and/or bonds with warrants issued to the bearer in a total amount of up to €150 million with a term of not more than 20 years, and to grant to the bondholders conversion and/or option rights to new shares of the Company with a pro rata amount in the share capital of up to a total of €1,277,893.00 pursuant to the terms and conditions of the convertible bonds and/or bonds with warrants.

On May 14, 2021, the Annual General Meeting resolved to create 2021/I Conditional Capital and an additional 2021/II Conditional Capital.

2021/I Conditional Capital

Based on an authorization of the Annual General Meeting on May 14, 2021, 2021/I Conditional Capital was created, which led to a contingent increase in the Company’s share capital by up to €457,501.00 through the issue of up to 457,501 new no-par value bearer shares.

The Management Board is authorized, subject to the consent of the Supervisory Board, to issue on one or more occasions until May 13, 2026 convertible bonds and/or bonds with warrants issued to the bearer with a term of not more than 20 years, and to grant to the bondholders conversion and/or option rights to new shares of the Company with a pro rata amount in the share capital of up to a total of €457,501.00 pursuant to the terms and conditions of the convertible bonds and/or bonds with warrants.

2021/II Conditional Capital

Based on an authorization of the Annual General Meeting on May 14, 2021, 2021/II Conditional Capital was created which led to a contingent increase in the Company’s share capital by up to €103,321.00 through the issue of up to 103,321 new no-par value bearer shares.

The Supervisory Board is authorized, to grant stock option rights for shares to members of the Management Board of the Company on one or more occasions until May 13, 2026.

c)	Authorized Capital

The authorization of the Management Board to increase the Company’s share capital on one or more occasions until July 1, 2024 by up to a total amount of €1,061,722.00 against cash contributions and/or contributions in kind through the issue of up to 1,061,722 new no-par value bearer shares (2019 Authorized Capital) was rescinded at the Annual General Meeting on June 12, 2020. Instead, the Management Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s share capital on one or more occasions until June 11, 2025 by up to a total amount of €1,597,367.00 through the issue of up to 1,597,367 new no-par-value bearer shares against cash contributions and/or contributions in kind (2020 Authorized Capital).

On May 14, 2021, the Annual General Meeting resolved to create 2021/I Authorized Capital and an additional 2021/II Authorized Capital and to rescind the Authorized Capital 2020.

2021/I Authorized Capital

The Management Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s share capital on one or more occasions until May 13, 2026 by up to a total amount of €1,841,827.00 through the issue of up to 1,841,827 new no-par-value bearer shares against cash contributions and/or contributions in kind.

2021/II Authorized Capital

The Management Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s share capital on one or more occasions until May 13, 2026 by up to a total amount of €204,647.00 through the issue of up to 204,647 new no-par-value bearer shares against cash contributions and/or contributions in kind.

Shareholders’ subscription rights are excluded. Authorized Capital 2021/II serves to deliver shares of the Company to service restricted stock units (RSUs) granted under the Company’s Restricted Stock Unit Program (RSUP) to selected employees of the Company and its affiliates in accordance with the RSUP in return for the contribution of the respective payment entitlements arising under the RSUs.

25.	Capital Reserve

The capital reserve comprises the premiums received in connection with the issuance of new shares, share-based payments, and the costs of capital increases.

26.	Prepaid Share Reserve

The prepaid share reserve comprises of not refundable prepaid capital contributions for new shares which are not issued at the reporting date.

The reported prepaid share reserve was due to the following transaction:

•

On July 31, 2020, the Management Board adopted a resolution, based on the consent of the Supervisory Board, to issue a convertible bond in the amount of €5,000,000.00 on the basis of the 2020/II Contingent Capital. In accordance with the terms and conditions of the convertible bond, individual bonds with a nominal amount of €100,000.00 each, plus unpaid accrued interest, may be converted into no-par value bearer shares with a pro rata amount in the Company’s share capital of €1.00 per share. The conversion right was exercised based on a conversion declaration dated December 22, 2020. On January 14, 2021, bonds in the amount of €5,000,000, plus interest in a total amount of €500,000, were converted into 98,214 new no-par value bearer shares in the Company’s share capital of €1.00 per share based on a price of €56.00 per share and with dividend entitlement beginning on January 1, 2020.

27.	Exchange Rate Differences

The reserve for exchange rate differences comprises all currency translation differences arising due to the translation of the financial statements of foreign operations.

28.	Provisions

Current and non-current provisions changed as follows:

in € thousand	Jan. 1, 2020	Utilization	Reversals	Additions	Dec. 31, 2020
Litigation	330	0	0	675	1,005
Asset retirement obligations	98	0	0	66	164
Warranties	6	0	0	2	8
Total	434	0	0	743	1,177

in € thousand	thereof non-current
Asset retirement obligations	98	0	0	66	164
Warranties	6	0	0	2	8
Total	104	0	0	68	172

29.	Contract Liabilities

The contract liabilities in the amount of €1,196 thousand (previous year: €0 thousand) consist of payments made by customers of Mynaric in fiscal year 2020 presented in accordance with IFRS 15.

30.	Trade and Other Payables

The following table shows the breakdown of the trade and other payables:

in € thousand	2020	2019
Trade payables	1,710	1,207
Other accruals	3,418	1,254
Total	5,128	2,461

31.	Other Financial and Non-financial Liabilities

Current financial and non-financial liabilities comprise the following:

in € thousand	Dec. 31, 2020	Dec. 31, 2019
NON-FINANCIAL LIABILITIES
Liabilities for social security and payroll tax	382	171
Other	5	1
Total	387	172
FINANCIAL LIABILITIES
Other financial liabilities	24	6
Total	24	6
Total	411	178

32.	Statement of Cash Flows

The cash funds correspond to cash and cash equivalents as of the reporting date, comprising primarily cash on hand and bank balances.

Reconciliation of movements in liabilities to cash flows from financing activities

The reconciliation of liabilities to the cash flows from financing activities required to be disclosed in accordance with IAS 7.44 is as follows:

			Non-cash changes
€ thousand	Balance as of Jan. 1, 2020	Changes arising from cash flows	Additions/ disposals	Unpaid interest	FX	Fair value	Reclassifications	Balance as of Dec. 31, 2020
Convertible bonds	0	5,000	0	500	0	0	(5,500)	0
Short-term loans	0	0	0	0	0		0	0
Lease liabilities	6,762	(674)	1,947	0	(79)	0	0	7,956
Total	6,762	4,326	1,947	500	(79)	0	(5,500)	7,956

The reclassification of the convertible bond refers to the non-cash conversion of the convertible bond into shares of Mynaric AG, which are shown as prepaid share reserve at the reporting date.

			Non-cash changes
€ thousand	Balance as of Jan. 1, 2019	Changes arising from cash flows	Additions/ disposals	Unpaid interest	FX	Fair value	Reclassifications	Balance as of Dec. 31, 2019
Lease liabilities	11	(439)	7,190	0	0	0	0	6,762
Total	11	(439)	7,190	0	0	0	0	6,762

33.	Related Party Disclosures

In accordance with IAS 24 (Related Party Disclosures), persons or companies which are influenced by the reporting entity or which can exert influence on the reporting entity must be disclosed unless such parties are already included in the consolidated financial statements as a consolidated company. Key management personnel consist of the members of the Management and the Supervisory boards.

a)	Related party transactions

In addition to the members of the Management Board and the Supervisory Board, related persons include Ms. Knapek. Ms. Knapek is the spouse of Markus Knapek, a former member of the management board and a significant shareholder in Mynaric AG. Ms. Knapek was a part-time employee with the Mynaric AG from June 2016 to January 2021.

Apart from the fully consolidated Group subsidiaries, the following entity is deemed a related company:

•	MCConsult Dr. Peschko, Gilching (previously: Adelanto management services s.I.)

•	Pinsent Masons LLP, Munich

MCConsult Dr. Peschko is a company in which Mr. Dr. Peschko, a former Management Board member who resigned in fiscal year 2020, is a shareholder. The company provides advisory services for the companies of the Mynaric Group.

During the year ended December 31, 2020, the related party expenses involving MCConsult Dr. Peschko amounted to €825 thousand (previous year: €274 thousand). Trade and other payables reported as of the reporting date include outstanding obligations from transactions with MCConsult Dr. Peschko in the amount of €591 thousand (previous year: €43 thousand).

Pinsent Masons LLP is a law firm in which Mr. Mayrhofer, a former member of the Supervisory Board who resigned in fiscal year 2020, is a partner. Pinsent Mason LLP provides legal advisory services for the companies of the Mynaric Group.

During the year ended December 31, 2020, the related party expenses involving Pinsent Masons LLP amounted to €135 thousand (previous year: €75 thousand). Trade and other payables reported as of the reporting date include outstanding obligations from transactions with Pinsent Masons LLP in the amount of €12 thousand (previous year: €6 thousand).

Apeiron Investment Group Ltd. (“Apeiron”), a shareholder of Mynaric AG, and Bulent Altan, the Chief Executive Officer and a member of the management board of Mynaric AG, entered into an option agreement, dated August 13, 2019 (as amended), under which Apeiron granted Mr. Altan the right to acquire 56,700 no-par value bearer shares of the Company at a price of €25.00 per share (the “Altan Option Agreement”). Under the Altan Option Agreement, Mr. Altan was initially entitled to exercise the option during a four-week exercise period following written notice by Apeiron that certain conditions precedent under the agreement have been met (the “Initial Exercise Period”). While the Initial Exercise Period would have expired in December 2020, Apeiron and Mr. Altan agreed to extend the exercise period under the Altan Option Agreement to December 31, 2022. As of today, the option under the Altan Option Agreement has not been exercised.

b)	Remuneration for members of the Management Board

The Supervisory Board determines the total remuneration for members of the Management Board. It also reviews and resolves upon the remuneration system as well as the appropriateness of the total compensation of the respective Management Board members, including the significant contractual elements.

The objective of the remuneration of the Management Board is to provide an adequate compensation for personal performance – considering the Company’s economic performance – and to provide an incentive for successful corporate governance. In this context, the remuneration is in line with the Company’s size as well as industry- and country-specific standards.

The remuneration for Management Board members consists of three components:

•	a non-performance-related remuneration (fixed remuneration),

•	performance-related bonuses,

•	and stock options.

The overall remuneration for the members of the Management Board (excluding stock options and fringe benefits) comprises approximately 66% in fixed remuneration and 33% in performance-related remuneration in the event of 100% target achievement.

Non-performance-related remuneration

The fixed, non-performance-related remuneration comprises the basic remuneration and fringe benefits that may vary over the years, depending on the person involved or the occurrence of certain events.

The amount of the fixed remuneration depends on delegated functions and responsibilities as well as the general conditions customary to the industry and the market. These conditions relate primarily to other listed small- and medium-sized companies from the technology industry and related sectors. The fixed remuneration is paid in monthly installments.

Fringe benefits mainly include expenses for company housing for members of the Management Board. Members also receive taxable in-kind benefits.

Performance-related remuneration

The performance-related remuneration comprises two components: the first is agreed upon with the Supervisory Board on an annual basis, and the second is a strategic special component.

The component agreed upon with the Supervisory Board on an annual basis generally consists of two elements based on the Company’s economic performance and achievement of the annual budget as approved by the Supervisory Board. The bonus can be a maximum of 200% in the case of overachievement.

The strategic special component is a reward for the Management Board member’s performance in acquiring strategic investors for the Company.

Stock options

The third remuneration component comprises stock options granted to selected employees in the form of stock options from Stock Option Plans 2017, 2018, 2019, and 2020, in which the Management Board members also participate. A stock option right entitles the holder to the right to purchase Company shares at the respective exercise price. The vesting period for exercise of the options is four years, starting on the grant date of such options. The options may be exercised within a period of three years after the expiration of the vesting period, provided that the performance target has been achieved.

In the context of these plans, stock options were issued to the Management Board in 2019 and 2020, which entitle the holder to subscribe to Mynaric shares. Detailed information about the granted stock options are presented in Note 9. a) Share-based payments.

Remuneration granted

The remuneration granted to the Management Board in fiscal year 2020 is broken down as follows:

			Long-term variable remuneration
Year	Basic remuneration in € thousand	Short-term variable remuneration in € thousand	Number of stock options granted	Recognized as expense in € thousand	Total in € thousand
2020	525	357	30,000	549	1,431
2019	581	155	122,700	1,072	1,808

A severance payment of €691 thousand was granted to Dr. Peschko, a former member of the Management Board of Mynaric AG who resigned in fiscal year 2020. Mr. Edler von Janecek, who also resigned from the Management Board in the reporting year, was granted a severance payment in the amount of €263 thousand.

The chairman of the Management Board, Bulent Altan, received remuneration for his activities as CEO of the subsidiary Mynaric USA Inc., which is already included in the remuneration granted and paid. The other Management Board members did not receive any remuneration during their term for their activities in a subsidiary of Mynaric AG.

Loans granted to the Management Board

No loans were granted to the Management Board in fiscal years 2020 and 2019, nor were any similar benefits provided. The Management Board does not receive any remuneration for offices held in Group companies.

c)	Supervisory Board remuneration

The remuneration system of the Supervisory Board is based on the Company’s size, the duties and responsibilities of the Supervisory Board members, and the Company’s economic situation and expected future development. The remuneration of the Supervisory Board is governed by section 14 of the Company’s Articles of Association. Accordingly, the Supervisory Board members receive a fixed annual remuneration, payable after the end of the fiscal year. The remuneration amounts to €20,000 per year, with the chairman receiving twice that amount and the deputy chairperson receiving one and a half times this amount. Attendance fees are not paid for Supervisory Board meetings. Members of the Supervisory Board receive reimbursement for their out-of-pocket expenses, however, as well as reimbursement of the value-added tax on their remuneration and out-of-pocket expenses. In addition, the Company bears the costs of D&O liability insurance for the Supervisory Board members. The Company does not grant any loans to the Supervisory Board members.

The annual remuneration for the Supervisory Board in fiscal year 2020 is as follows:

Annual remuneration in € thousand	2020	2019
Dr. Manfred Krischke	40	20
Dr. Gerd Gruppe	30	15
Dr. Thomas Billeter	20	10
Peter Müller-Brühl	20	10
Thomas Hanke	11	0
Thomas Mayrhofer	9	8
Total	130	63

Shareholdings of management and supervisory board members

Based on available information, the board members have the following shareholdings:

Number of shares	2020	2019	Change
Dr. Wolfram Peschko	210,089	210,089	0
Peter Müller-Brühl	4,445	4,445	0

34.	Financial Instruments and Financial Risk Management

a)	Financial instruments

The financial instruments were allocated to the following categories:

in € thousand	Dec. 31, 2020		Dec. 31, 2019
	Current	Non-current	Current	Non-current
Amortized cost (AmC)
Other financial assets	76	359	992	196
Cash and cash equivalents	43,198	0	8,914	0
Trade receivables	550	0	0	0
Total	43,824	359	9,906	196
Cost (FLAC)
Trade and other payables	5,128	0	2,461	0
Lease liabilities	1,156	6,800	790	5,972
Other financial liabilities	24	0	6	0
Total	6,308	6,800	3,257	5,972

For other financial assets, trade receivables, and cash and cash equivalents, it is assumed that their carrying amounts correspond to their fair values due to their short terms.

The carrying amount of non-current financial assets of the AmC category approximates the fair value. These include bank balances and non-interest-bearing security deposits. There is hardly any difference between carrying amount and fair value due to the current low interest rate level.

The carrying amount of current financial liabilities measured at amortized cost (FLAC), such as trade payables and other financial liabilities, corresponds to the fair value due to their short terms. The lease liabilities are discounted in accordance with the requirements set out in IFRS 16.

The net gains/losses by measurement category are as follows:

2020 in € thousand			Other income and expense items, or gain and loss items
Financial assets	AmC	Measured at amortized cost	0

2019 in € thousand			Other income and expense items, or gain and loss items
Financial assets	AmC	Measured at amortized cost	0

b)	Financial risk management

The Group is exposed to the following risks from the use of financial instruments:

•	Credit risk (see b)(i))

•	Liquidity risk (see b)(ii))

•	Market risk (see b)(iii))

Principles of risk management

The Management Board of the Company is responsible for the structure and control of the Group’s risk management. For this purpose, the Management Board has appointed employees who are responsible for monitoring and developing the Group’s risk management policies. The employees submit regular reports to the Management Board about their activities. The risk management policies and the risk management systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

Capital risk management

The Group’s primary financial objectives include increasing the enterprise value on a sustained basis, ensuring solvency at all times to safeguard the Company’s viability as a going concern, and maintaining an optimal capital structure. Ensuring sufficient available liquidity is of key significance in this context. These objectives are managed by means of an integrated controlling concept, in which as part of the monthly closing process, management is provided with current indicators for various items of the financial statements and therefore also for changes in equity, and as the basis for necessary entrepreneurial decisions. The equity ratio as of December 31, 2020 was 81.7% (previous year: 68.8%). The increase results mainly from contributions to subscribed capital and the capital reserves from the capital increases made in fiscal year 2020. The equity ratio was calculated as the ratio of total equity to total assets. There have been no changes in the Group’s overall strategy relative to 2019.

b)(i) Credit risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Group’s trade receivables and its debt instruments held as investment securities. The carrying amounts of the financial assets and of contract assets correspond to the maximum credit risk exposure.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment, that includes forward-looking information. The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Group considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held).

Impairments of financial assets are recognized in profit or loss as follows:

(i)	Trade receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, the Group’s Management Board also considers the factors that may influence the credit risk of the customer base, including the credit risk associated with the industries, countries, and regions in which the customers are operating.

Detailed disclosures concerning the concentration of revenue in particular areas/regions can be found in Note 5. Segment reporting and information on geographical areas.

The Group introduced a receivables management system that facilitates initial analysis of new customer creditworthiness individually before the Group enters into a business relationship. This analysis comprises external ratings, information by credit agencies (if available), industry information, and, in some cases, information provided by banks. Sales limits are defined for each customer and are reviewed on a quarterly basis. Sales exceeding these limits require the approval of the Risk Management Committee. The Group limits its credit risk from trade receivables by determining a maximum payment term of one month.

The overall credit risk exposure is considered low.

(ii)	Other financial assets

As of the reporting date, other financial assets primarily include security deposits for rental agreements of the Mynaric Group.

The credit risk exposure resulting from receivables from security deposits is considered low since the deposits are hold at separate accounts restricted from usage for other purposes.

In the previous year this item still included bank balances subject to fixed interest in the amount of €781 thousand, which were fully received in the reporting year.

(iii)	Cash and cash equivalents

As of December 31, 2020, the Group possessed cash and cash equivalents in the amount of €43,198 thousand (previous year: €8,914 thousand). Cash and cash equivalents are deposited at banks and financial institutions with a rating ranging from A- to BBB, based on the rating issued by the rating agency Fitch.

The estimated loss allowance for cash and cash equivalents was calculated based upon expected losses within 12 months and reflects the short terms to maturity. The Group assumes that its cash and cash equivalents have a low risk of default due to the external ratings of the banks and financial institutions.

The Group follows an approach for determining expected losses for cash and cash equivalents that is similar to the approach used for debt instruments. As of December 31, 2020, the expected credit loss is not material and therefore was not recorded.

b) (ii) Liquidity risk

Liquidity risk is the risk that the Group might not be able to settle its financial liabilities as contractually agreed by delivering cash or other financial assets. The Group’s objective for liquidity management is to ensure that to the extent possible, sufficient cash funds are available at all times to be able to meet its payment obligations when due under both normal and stress scenarios, without having to bear any unsustainable losses or damage to the Group’s reputation.

The Group uses activity-based cost accounting to calculate the costs of its product and services. This enables the Group to monitor cash requirements and to optimize cash inflows on capital employed.

Prudent liquidity risk management means being able to meet obligations when due at any time and, beyond that, maintaining sufficient cash and cash equivalents for unplanned expenditures. Management applies rolling forecasts to monitor cash and cash equivalents based upon expected cash flows. This is generally done centrally for the Group. To ensure the Group’s solvency and its viability as a going concern, it is necessary to implement the adapted profit and liquidity planning for the years 2021 and 2022 and to ensure that financing is provided on an as-needed basis in the form of debt or equity capital. The capital increases and issuance of convertible bonds in the fiscal year resulted in a material improvement of liquidity and a significant reduction of the liquidity risk exposure.

On September 15, 2021, we entered into a credit agreement with Formue Nord Fokus A/S, Modelio Equity AB (publ) and Munkekullen 5 förvaltning AB as lenders for a credit line of approximately €25 million until March 31, 2021. Loans can be drawn in a minimum amount of €5 million subject to a drawdown fee of 1% of the utilised amount. Outstanding loans under the credit agreement bear interest at a rate of 1% per beginning 30 days. The credit agreement also requires the Company to pay a commitment fee totaling 6% of the aggregate commitments of approximately €25 million. The commitment fee and interest on the drawn amount and the commitment fee are due and payable together with the repayment of the loan amount(s). The loan agreement has a maturity date of March 31, 2022 subject to an option for a one-time extension for three months. If the credit agreement is extended an extension fee of 3% of the total credit line will be added to the loan amount. The availability of the credit line terminates and all amounts outstanding thereunder become due upon the completion of a financing transaction by the Company. As of October 15, 2021, an amount of €7.5 million has been drawn.

For the year ended 31 December 2020, the Group recognised a net loss of €19.4 million. The Group’s net current assets as at 31 December 2020 were €41.4 million. As of October 15, 2021, the Group has €28 million in available liquidity primarily consisting of cash and cash equivalents and unused credit lines available as well as other highly liquid assets.

Management has planned for significant increases in revenue and cash flows in fiscal 2022 as it ramps up its commercial production of CONDOR and HAWK terminals. While some of the revenues planned for fiscal 2022 are subject to firm contractual commitments, significant amounts are not or are based on management’s expectations that more than the contractually agreed minimum number of terminals will be ordered by the respective customers. Furthermore, management is actively pursuing multiple commercial opportunities to sell its CONDOR and HAWK terminals to an expanding customer base. In light of the uncertainties associated with realizing its operational plan, management is actively pursuing various additional funding options including both equity and debt financing. The primary focus of management is on completing an IPO in the United States which management believes would provide sufficient financing for at least the foreseeable future. Simultaneously, management is also in discussion with a variety of other potential investors which are in varying stages; however, none of these have yet been firmly committed to as of the date of these financial statements. While management believes it will be successful in obtaining additional financing in a timely manner to fund its operational and financial obligations, specifically through an IPO, the factors described above represent material uncertainties that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.

These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate.

The following table shows the remaining contractual terms of financial liabilities as of the reporting date, including estimated interest payments. The amounts presented are undiscounted gross amounts, including contractual interest payments but excluding the presentation of netting effects.

Dec. 31, 2020
in € thousand	Carrying amount	less than 1 year	between 1 and 2 years	between 3 and 5 years	more than 5 years	Total
Trade and other payables	5,128	5,128	0	0	0	5,128
Lease liabilities	7,956	1,168	1,191	2,392	3,849	8,600
Current other financial liabilities	24	24	0	0	0	24
Total	13,108	6,320	1,191	2,392	3,849	13,752

Dec. 31, 2019
in € thousand	Carrying amount	less than 1 year	between 1 and 2 years	between 3 and 5 years	more than 5 years	Total
Trade and other payables	2,461	2,461	0	0	0	2,461
Lease liabilities	6,762	797	797	1,587	4,217	7,398
Current other financial liabilities	6	6	0	0	0	6
Total	9,229	3,264	797	1,587	4,217	9,865

b) (iii) Market risk

Market risk is the risk that market prices, such as exchange rates, interest rates, or share prices, can change and thus can affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable ranges, while simultaneously optimizing yield.

(i)	Currency risk

The Group is exposed to transactional foreign currency risks to the extent that currencies in which sales and purchase transactions as well as receivables and lending transactions are denominated do not correspond to the functional currency of the Group companies. The functional currencies of the Group companies are the Euro and the US dollar. The transactions mentioned above are mainly denominated in Euro, USD, RMB, GBP and CHF.

Effects of currency risk

The following is a summary of quantitative information about the Group’s currency risk exposure provided to Group management:

	Dec. 31, 2020
in thousand	EUR	USD	GBP	CHF	RMB
Cash and cash equivalents	0	961	0	0	120
Intercompany-Loan	4,653	0	0	0	0
Trade payables	0	99	5	53	0
Net statement of financial position exposure	(4,653)	862	(5)	(53)	120

	Dec. 31, 2019
in thousand	EUR	USD	GBP	CHF	RMB
Deposits	0	875	0	0	0
Cash and cash equivalents	0	875	0	0	638
Intercompany-Loan	3,337	0	0	0	0
Trade payables	0	0	2	7	169
Net statement of financial position exposure	(3,337)	1,750	(2)	(7)	469

Sensitivity analysis

A potential appreciation (depreciation) of EUR, USD, CHF, and RMB against other currencies as of December 31 would have influenced the measurement of financial instruments denominated in foreign currency and would have affected equity and profit or loss in the amounts presented below. The analysis assumes that all other influencing factors, above all the interest rates, remain constant. The effects of the forecast sales and purchase transactions are ignored.

Effects on Group profit or loss
	2020		2019
	Changes in exchange rates		Changes in exchange rates
in € thousand	Increase by 5%	Reduction by 5%	Increase by 5%	Reduction by 5%
EUR	(262)	262	(173)	173
USD	35	(35)	78	(78)
CHF	(2)	2	0	0
RMB	1	(1)	3	(3)
Total	(228)	228	(92)	92

Effects on Group equity
	2020		2019
	Changes in exchange rates		Changes in exchange rates
in € thousand	Increase by 5%	Reduction by 5%	Increase by 5%	Reduction by 5%
EUR	(233)	233	(167)	167
USD	35	(35)	78	(78)
CHF	(2)	2	0	0
RMB	1	(1)	3	(3)
Total	(199)	199	(86)	86

The following exchange rates were used:

	Average rate		Spot exchange rate as of the reporting date
EUR	2020	2019	2020	2019
USD	0.87322	0.88258	0.81540	0.89160
CHF	0.93395	0.90446	0.92390	0.92130
RMB	0.12689	0.12747	0.12481	0.12796

(ii)	Interest rate risk

As of the reporting date, the Group does not have any interest-bearing financial assets or interest-bearing financial liabilities. As a result, there are no specific interest rate risks.

35.	Contingent Liabilities, Commitments, and Other Financial Obligations

a)	Contingent liabilities

Within the course of its ordinary activities, the Group may be involved in legal disputes from time to time. Based on the assessment of the Management Board and legal counsel, there are no additional claims beyond the litigation risks reported in the provisions that may be significant in relation to the Group’s business, financial position, or performance.

b)	Commitments

As in the previous year, there are no commitments arising under guarantees and sureties.

c)	Other financial obligations

Other financial obligations as of December 31, 2020 are as follows:

Dec. 31, 2020

in € thousand	up to 1 year	1 to 5 years	>5 years	Total
Rental agreement	132	654	304	1,090
Software and licenses	1,066	2,235	0	3,301
Other	85	7	0	92
Total	1,283	2,896	304	4,483

The obligations from rental agreements include incidental rental costs. The future lease payments also include incidental costs agreed in the respective agreements. The significant amount in financial obligations from software and licenses includes an agreement for the implementation and use of SAP that has already been signed but will commence only in the fiscal year 2021. The other obligations are primarily service contracts.

In addition, there are financial obligations from outstanding purchase orders for intangible assets and Property, plant and equipment in the following amounts:

in € thousand	Dec. 31, 2020	Dec. 31, 2019
Intangible assets	2,509	4,212
Property, plant and equipment	1,057	263
Total	3,566	4,475

36.	Governing bodies of the Company

The Management Board consists of the following members:

•	Bulent Altan, CEO, Master of Science in Aerospace, Playa Vista, California

•	Stefan Berndt-von Bülow, CFO, graduate in business administration, Tutzing (since June 16, 2020)

•	Hubertus Edler von Janecek (degree in engineering), Munich (until July 10, 2020)

•	Dr. Wolfram Peschko, Management Board member responsible for Finance & Administration, doctorate of natural sciences, Gauting (until May 27, 2020)

The Supervisory Board consists of the following members:

•	Dr. Manfred Krischke, Chairman, CEO of Cloudeo AG

•	Dr. Gerd Gruppe, Deputy Chairman, member of the Executive Board of DLR i.R.

•	Dr. Thomas Billeter, member of the Supervisory Board, investor and business angel

•	Peter Müller-Brühl, member of the Supervisory Board, COO of GreenCom Networks AG

•	Thomas Hanke, member of the Supervisory Board, graduate in business administration, M&A consultant (since June 12, 2020)

•	Thomas Mayrhofer, member of the Supervisory Board, lawyer, partner of law firm Pinsent Masons Germany LLP (until June 12, 2020)

37.	Events after the reporting date

Joachim Horwath was appointed to the Management Board based on a resolution adopted by the Supervisory Board on February 17, 2021.

On June 20, 2021, the Group granted its managing directors and selected employees an IPO cash bonus (the “US IPO Bonus Plan”). The grantees will receive a bonus payment in the case of a successful closing of an offering of our shares or of ADSs representing our shares on the New York Stock Exchange or NASDAQ. The amounts to be paid to the beneficiaries under the IPO Bonus Plan depends on the gross proceeds raised in the offering. If the gross proceeds are below $100 million, no IPO bonus will be paid out. In the case the gross proceeds are between $100 and $150 million, the IPO bonus will increase on a linear basis starting in a range between 0.15% and 0.35% up to a range between 0.3% and 0.7%. Managing directors are only entitled to receive the bonus after providing services until the IPO and 12 months after the IPO, whereas all other employees need to provide services until the IPO. The amount of cash payment is determined as a percentage of the gross proceeds in an US listing.

On July 1, 2021, 69,169 subscription rights in the form of restricted stock units (RSUs) were granted to employees of the Mynaric Group. Under the RSU Program, each beneficiary will be granted a specific Euro amount, which will be converted into a certain number of RSUs, which is dependent on the six-month average closing price of the shares or share certificates.

RSUs will vest in instalments over a four-year vesting period as follows:

•	25% of the RSUs vest 12 months after the grant date;

•	The remaining unvested RSUs will vest in equal amounts each quarter thereafter.

At the discretion of the Company, vested RSUs are settled either (i) by way of new shares utilizing the Authorized Capital 2021/II, (ii) by way of a cash settlement, or (iii) a combination of both.

The granting of RSUs from the RSUP 2021 was classified and measured as equity-settled share-based payment in accordance with IFRS 2.

The effects of the coronavirus pandemic on economic development in individual countries, and ultimately on Mynaric AG and its subsidiaries, will depend to a large extent on the further spread of the virus and on the speed and effectiveness of measures being taken to contain it. Based on currently available information, it is extremely difficult to estimate how long the economy will suffer due to the coronavirus pandemic and how severe the negative impact on the economy will be. The financial effects and economic consequences for Mynaric AG and its subsidiaries are similarly unpredictable at this time.

American Depositary Shares

Representing                  Ordinary Shares

Credit Suisse	Jefferies
Canaccord Genuity

Through and including                 , 2021 (25 days after the commencement of this offering), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Under German law, we may not, as a general matter, indemnify members of our management board and supervisory board. Certain limited exceptions may apply if the indemnification is in the legitimate interest of our company. We will indemnify our management board and supervisory board members, to the extent permissible under German law, from and against any liabilities arising out of or in connection with their services to us.

We provide directors’ and officers’ liability insurance for the members of our management and supervisory boards against civil liabilities, which they may incur in connection with their activities on behalf of our company. We intend to expand our insurance coverage against such liabilities, including by providing for coverage against liabilities under the Securities Act.

In the underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, the underwriters will agree to indemnify, under certain conditions, us, the members of our management board and persons who control our company within the meaning of the Securities Act, against certain liabilities, but only to the extent that such liabilities arise out of or are based upon certain information relating to the underwriters furnished to us in writing expressly for use in this Registration Statement and certain other disclosure documents.

Item 7.	Recent Sales of Unregistered Securities

Set forth below are the sales of all securities sold by Mynaric AG within the past three years (i.e., since January 1, 2018 up to the date of this registration statement) which were not registered under the Securities Act:

•

On May 14, 2019, we issued 200,000 bearer shares with a nominal value of €1.00 out of authorized capital to Alliance One Investment Singapore PTE Ltd at a subscription price of €55.00 per ordinary share, raising gross proceeds of €11,000,000.00 million in a private placement. Accordingly, our share capital as registered with the commercial register was increased by €200,000.00 from €2,704,304.00 to €2,904,304.00. The subscription rights of existing shareholders were excluded.

•

On February 7, 2020, we issued 290,430 bearer shares with a nominal value of €1.00 out of authorized capital to institutional investors in an accelerated book building transaction at a subscription price of €42.50 per ordinary share, raising gross proceeds of €12,343,275.00 million. The subscription rights of existing shareholders were excluded. The shares were placed by Hauck & Aufhäuser Privatbankiers AG, Frankfurt am Main, by way of a private placement to qualified investors in Germany and by Beech Hill Securities, Inc. in the United States in accordance with Rule 144A of the Securities Act. Through this offering, our share capital as registered with the commercial register was increased by €290,430.00 from €2,904,304.00 by to €3,194,734.00.

•

On October 13, 2020, we issued 800,000 bearer shares with a nominal value of €1.00 out of authorized capital to existing shareholders and institutional investors at a subscription price of €66.00 per ordinary share, raising gross proceeds of €52,800,000.00 million. The amount was initially placed by Hauck & Aufhäuser Privatbankiers AG, Frankfurt am Main, during a pre-placement with institutional investors while full allocation was conditional on the completion of a subscription rights offering to existing shareholders. Through this offering, our share capital as registered with the commercial register was increased by €800,000.00 from €3,194,734.00 to €3,994,734.00.

•

In January 2021, our share capital was increased by issuing 98,214 no-par value bearer shares from €3,994,734.00 by €98,214.00 to €4,092,948.00 by utilizing the conditional capital granted by our shareholders’ meeting on June 12, 2020. The increase of our share capital was registered with the commercial register on January 14, 2021.

II-i

The offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either (a) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and sophisticated investors and did not involve any public offering within the meaning of Section 4(a)(2), (b) in reliance on Rule 144A promulgated under the Securities Act in that offers, sales and issuances were made only to “qualified institutional buyers” (as such term is defined in Rule 144A(a)(1)), and/or (c) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8.	Exhibits and Financial Statement Schedule

The exhibits listed in the exhibit index, appearing elsewhere in this registration statement, have been filed as a part of this registration statement.

All schedules have been omitted since they are not required or are not applicable or the required information is shown in the audited consolidated financial statements or notes thereto.

Item 9.	Undertakings

(1) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3) The undersigned registrant hereby undertakes that:

(a)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-ii

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1†	Articles of Association of Mynaric AG (translated into English)

3.2†	Rules of Procedure of the Management Board of Mynaric AG

3.3†	Rules of Procedure of the Supervisory Board of Mynaric AG

4.1	Form of Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of American Depositary Shares issued thereunder

4.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.1)

5.1*	Opinion of Sullivan & Cromwell LLP as to the validity of the ordinary shares

8.1*	Opinion of Sullivan & Cromwell LLP as to U.S. tax matters

8.2*	Opinion of Sullivan & Cromwell LLP as to German tax matters (included in Exhibit 5.1)

10.1†	Mynaric AG, Stock Option Program 2019

10.2†	Mynaric AG, Stock Option Program 2020

10.3†	Mynaric AG, Stock Option Program 2021

10.4†	Mynaric AG, Restricted Stock Units Program 2021

10.5	Business Opportunity Agreement, dated October 21, 2021

21.1†	List of Subsidiaries of the Registrant

23.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft

23.2*	Consent of Sullivan & Cromwell LLP (included in Exhibits 5.1, 8.1 and 8.2)

24.1†	Powers of Attorney (included on signature page to the registration statement)

† Previously filed.
* To be filed by amendment.

II-iii

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Munich, the Federal Republic of Germany on November 2, 2021.

Mynaric AG

By	/s/ Bulent Altan
	Name:	Bulent Altan
	Title:	Chief Executive Officer

By	/s/ Stefan Berndt-von Bülow
	Name:	Stefan Berndt-von Bülow
	Title:	Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Bulent Altan and Stefan Berndt-von Bülow, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution and re-substitution, for and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Bulent Altan Bulent Altan	Chief Executive Officer Member of the Management Board	November 2, 2021

/s/ Stefan Berndt-von Bülow Stefan Berndt-von Bülow	Chief Financial Officer and Member of the Management Board	November 2, 2021

/s/ Joachim Horwath Joachim Horwath	Chief Technology Officer and Member of the Management Board	November 2, 2021

II-iv

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly appointed representative in the United States of Mynaric AG has signed this registration statement or amendment thereto in the city of Newark, State of Delaware on November 2, 2021.

Puglisi & Associates

By	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

II-v